Exhibit 99.1

Redacted

EXECUTION VERSION

AMENDMENT NO. 1 TO

STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1, dated as of August 1, 2013 (this “Amendment”), amends the Stock Purchase Agreement, dated as of December 17, 2012 (the “Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“US OPS”), Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII of the Agreement, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII of the Agreement, XXXXXX, XXXXXX, and XXXXXX (redacted names due to confidentiality).

RECITALS:

WHEREAS, the parties to the Agreement now desire to amend the Agreement in accordance with Section 12.5 of the Agreement and as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions, agreements and covenants contained herein, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1.         Definitions.  All capitalized terms used but not defined in this Amendment shall have the meaning assigned to such terms in the Agreement and the rules of interpretation and construction set forth in Section 1.3 of the Agreement shall also apply to this Amendment.

2.         Amendments

(a)       Section 1.1(c) of the Agreement is hereby amended to delete the word “and” in paragraph (xxii), to renumber paragraph (xxiii) as paragraph (xxxiv), and to add the following after paragraph (xxii):

“(xxiii) XXXXXX (redacted document name due to confidentiality);

(xxiv) the Administrative Services Agreement – XXXXXX (redacted name of third party);

(xxv) the Group Insurance Conversion Option Agreements;

(xxvi) the XX Agreements (redacted name due to confidentiality);

(xxvii) the Servicing Agreements;

(xxviii) the IP Assignments;

(xxix) the Surplus Note Transfer and Receipt;

(xxx) the Retrocession Assignment;

(xxxi) the Paying Agent Agreement;

(xxxii) the Recapture and Termination Agreement Letter Agreement;

(xxxiii) the UL Amendment Letter Agreement; and”.

(b)       Section 1.1(mm) of the Agreement is hereby amended and restated in its entirety as follows:

““Excluded Liabilities” means all Liabilities or other Losses of any Purchaser Indemnified Party arising from, based on or relating to: (i) the Excluded Assets, the Excluded SLNY Business, the Excluded Litigation Liabilities, the Excluded Environmental Liabilities or the Excluded Escheat Liabilities; (ii) the Restructuring Transactions or the XX (redacted name of third party); (iii) any Assigned Contract to the extent such Liabilities arose or were accrued, or were required to be performed or satisfied, prior to the Closing Date or, if later, the date such Assigned Contract is actually assigned to Purchaser or one of its Affiliates (but not any Liability or Loss up to the amount for which Purchaser or any of its Affiliates is otherwise liable pursuant to Section 5.6(b)); and (iv) the Credit Agreement or any other financing agreements of Sun Life Financial or its Subsidiaries (excluding, for the avoidance of doubt, the Surplus Notes); provided, however, that “Excluded Liabilities” shall not include any Liability or Loss for which Purchaser or any of its Affiliates (including, after the Closing, the Transferred Companies) is liable pursuant to the express terms and conditions of, or arising from, based on or relating to any violation, breach or default first occurring after the Closing under any of the Ancillary Agreements attached hereto.”

(c)       Section 1.1(yy) of the Agreement is hereby amended to delete the phrase “in respect of the Closing Date” in sub clause (ii) and replace it with “in respect of July 31, 2013”.

(d)       Section 1.1(bbbb) of the Agreement is hereby amended to delete the phrase “at the Closing” and replace it with “at or prior to the Closing”.

(e)       Section 1.1(mmmm) of the Agreement is hereby amended and restated to delete the word “and” before clause (v) thereof and to replace the period at the end thereof with the following:

“; and (vi) Liens on Investment Assets arising in connection with the posting of such Investment Assets as collateral in respect of derivative transactions in the Ordinary Course of Business pursuant to the International Swaps and Derivatives Association Master Agreement and confirmations thereunder and/or other documentation in respect of such derivatives.”

(f)       Section 1.1 of the Agreement is hereby amended to add the following subsections after Section 1.1(mmmmmm):

“(nnnnnn)  “XXXXXX” (redacted document name due to confidentiality) means the XXXXXXX XXXXXX (redacted commercially sensitive information), substantially in the form of Exhibit X hereto.

(oooooo)  “Administrative Services Agreement — XXXXXX” (redacted name of third party) means the Administrative Services Agreement — XXXXXX (redacted name of third party) to be entered into by SLNY and the U.S. Branch at or prior to the Closing, substantially in the form of Exhibit T hereto.

(pppppp)  “Existing XX Agreements” means, collectively, the XX Retrocession Agreement, the XX Letter Consents, the Redact Commitment Agreement and the XX License Agreement. (redacted names of third party)

(qqqqqq)  “Group Insurance Conversion Option Agreements” means: (i) the Amended and Restated Group Insurance Conversion Option Agreement to be entered into by SLCT and SLNY at or prior to the Closing, substantially in the form of Exhibit U-1 hereto; (ii) the Group Insurance Conversion Option Agreement (NY Group Contracts) to be entered into by the U.S. Branch and SLNY at or prior to the Closing, substantially in the form of Exhibit U-2 hereto; and (iii) the Group Insurance Conversion Option Agreement (Non-NY Group Contracts) to be entered into by the U.S. Branch and SLNY at or prior to the Closing, substantially in the form of Exhibit U-3 hereto.

(rrrrrr)  “IP Assignments” means (i) the Assignment of Owned Unregistered IP to be entered into by SLA, Sun Life Financial (U.S.) Services Company, Inc. (“Payco”) and SLUS at or prior to the Closing, substantially in the form of Exhibit Y-1 hereto; (ii) the Assignment of Excluded Assets (Intellectual

Property) to be entered into by SLUS, SLNY and Payco at or prior to the Closing, substantially in the form of Exhibit Y-2 hereto; and (iii) the IP Transfer Agreement to be entered into by SLA and SLUS at or prior to the Closing, substantially in the form of Exhibit Y-3 hereto.

(ssssss)  “XXXX Agreements” means: (i) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX (“XXXX”), XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX (“XXXX”) XXXXXXXXXXXXXXXXXXXXXXXXX, substantially in the form of Exhibit W-1 hereto; (ii) the XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, substantially in the form of Exhibit W-2 hereto; (iii) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, substantially in the form of Exhibit W-3 hereto; and (iv) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, substantially in the form of Exhibit W-4 hereto. (redacted commercially sensitive information)

(tttttt)  “Paying Agent Agreement” means the Paying Agent Agreement to be entered into by SLUS, BarbCo 3 and SLA at or prior to the Closing, substantially in the form of Exhibit AA hereto.

(uuuuuu) “Recapture and Termination Agreement Letter Agreement” means the Letter Agreement to be entered into by SLUS and SLNY at or prior to the Closing, substantially in the form of Exhibit CC hereto.

(vvvvvv)  “Retrocession Assignment” means the Assignment Agreement to be entered into by SLA and BarbCo 3 at or prior to the Closing, substantially in the form of Exhibit BB hereto.

(wwwwww)  “Servicing Agreements” means: (i) the Servicing Agreement (SLNY Mortgage Loans) to be entered into by SLNY and Sun Capital Advisers LLC, a Delaware limited liability company (“Sun Capital”), at or prior to the Closing, substantially in the form of Exhibit V-1 hereto; (ii) the Servicing Agreement (SLUS Mortgage Loans) to be entered into by SLUS and Sun Capital at or prior to the Closing, substantially in the form of Exhibit V-2 hereto; (iii) the Servicing Agreement (SLNY Investment Real Estate) to be entered into by SLNY and Sun Capital at or prior to the Closing, substantially in the form of Exhibit V-3 hereto; and (iv) the Servicing Agreement (SLUS Investment Real Estate) to be entered into by SLUS and Sun Capital at or prior to the Closing, substantially in the form of Exhibit V-4 hereto.

(xxxxxx)  “XXXXXX XXXXXX” means that certain Loan Agreement dated February 10, 2006, by and between XXXXXX XXXXXX

(“Original Borrower”) and XXXXXX XXXXXX, a Delaware limited liability company (“Original Lender”) (as so amended and as it may be otherwise amended, restated, renewed, extended or otherwise modified from time to time, the “Loan Agreement”) and any and all Loan Documents (as defined in the Loan Agreement), in any case, as and if (i) assumed by XXXXXX XXXXXX (“Assuming Borrower”) pursuant to that certain Consent to Transfer and Loan Assumption dated as of January 5, 2007 among XXXXXX XXXXXX, as Trustee for the Holders of XXXXXX XXXXXXXXXXX XXXXXX (“Lender Assignee”), Original Borrower, Assuming Borrower, XXXXXX XXXXXX XXXXXX XXXXXX XXXXXX XXXXXX (“Original Guarantor”), and SLUS (as “Assuming Guarantor”) (the “Assumption Consent”) delivered in connection with the Loan Agreement and/or Assumption Consent or (ii) subsequently entered into, including, without limitation, that Guaranty dated as of January 5, 2007 and that Terrorism Guaranty dated as of March 15, 2007, each by SLUS in favor of Lender Assignee (collectively, the “Guaranties”), as affected by the Consent Agreement dated as of June 1, 2013 among Assuming Borrower, SLUS, SLA (as “Replacement Assuming Guarantor”), and XXXXXX XXXXXX, as Trustee, successor-in-interest to XXXXXX XXXXXX, as Trustee, as successor by merger to XXXXXX XXXXXX, as Trustee for the Registered Holders of XXXXXX XXXXXX XXXXXX XXXXXXX, as current noteholder (“Noteholder”) (“2013 Consent Agreement”), pursuant to which 2013 Consent Agreement, Noteholder released SLUS from liability under the Loan Documents. (redacted commercially sensitive information)

(yyyyyy)  “Surplus Note Transfer and Receipt” means the Transfer and Receipt of Surplus Notes to be entered into by Sun Life Financial (U.S.) Finance, Inc., a Delaware corporation, and Purchaser at the Closing, substantially in the form of Exhibit Z hereto.

(zzzzzz)  “UL Amendment Letter Agreement” means the Letter Agreement to be entered into by the U.S. Branch and SLNY at or prior to the Closing, substantially in the form of Exhibit DD hereto.

(aaaaaaa)  “Waterford Computers” means all desktop and laptop computers and related equipment located at the offices of Sellers and their Affiliates located in Waterford, Ireland that are primarily related to the Transferred Companies, the Assigned Contracts or the Business.

(bbbbbbb)        “XXXXXX X Commitment Agreement” means that certain Commitment Agreement by and among XXXXXX Administration Services LLC, XXXXXX XXXXXXX X, SLUS and SLA, dated May 8, 2006. (redacted names due to confidentiality)

(ccccccc)         “XXXXX Letter Consents” means those certain letter agreements between SLA and XXXXX dated March 31, 2004, March 31, 2005 and November 21, 2006. (redacted names of third party)

(ddddddd)        “XXXXX Retrocession Agreement” means that certain Catastrophe Excess of Loss Retrocession Agreement dated as of March 31, 2004 by and between SLA and XXXXX XXXXX, a Bermuda reinsurance company (“XXXXX”). (redacted names of third party)

(eeeeeee)       “Patent Assignee” means a Transferred Company, or one of its successors or assigns, as designated by Purchaser, that acquires any right, title and interest in and to a portion of the Patent Portfolio pursuant to Section 5.15.

(fffffff) “Patent Portfolio” means, collectively, the Licensed Patents and the patent applications described in the definition of Licensed Patent.

(ggggggg)       “Patent Portfolio Owner” means the owner or assignee (other than a Patent Assignee) of any portion of the Patent Portfolio.

(hhhhhhh)       “Pre-Closing Stub Period Taxes” means any and all Taxes incurred in the Ordinary Course of Business with respect to any Transferred Company, or with respect to any Transferred Asset, attributable to the period from August 1, 2013 through the Closing Date (determined under the principles described in the final sentence of Section 6.1).

(g)      Section 1.2 of the Agreement is hereby amended to add the following defined terms in alphabetical order in the table:

Term	Section in which Term is Defined

2013 Consent Agreement	Section 1.1(xxxxxx)
Accommodation Contracts	Section 5.38(a)
Admin Fee Payment	Section 5.32(c)
XXXXXXXXXX (redacted agreement name)	Section 1.1(nnnnnn)
Administrative Services Agreements – X (redact third party name)	Section 1.1(oooooo)
XXXX Commitment Agreement (redacted third party name)	Section 1.1(aaaaaaa)
XXXX Letter Consents (redacted third party name)	Section 1.1(bbbbbbb)
XXXX Retrocession Agreement (redacted third party name)	Section 1.1(ccccccc)
XXXX (redacted third party name)	Section 1.1(ccccccc)
Assuming Borrower	Section 1.1(xxxxxx)
Assuming Guarantor	Section 1.1(xxxxxx)

Assumption Consent	Section 1.1(xxxxxx)
CP	Section 5.1(c)
Group Insurance Conversion Option Agreements	Section 1.1(qqqqqq)
Guaranties	Section 1.1(xxxxxx)
Existing XXXX Agreements (redact third party name)	Section 1.1(pppppp)
Intercompany Settlement Date	Section 5.7(a)
Intercompany Settlement Statement	Section 5.7(a)
IP Assignments	Section 1.1(rrrrrr)
L/C Disbursement	Section 5.37
Lender Assignee	Section 1.1(xxxxxx)
Letters of Credit	Section 5.37
Loan Agreement	Section 1.1(xxxxxx)
XXXX Agreements (redact third party name)	Section 1.1(ssssss)
XXXX (redact third party name)	Section 1.1(ssssss)
XXXX (redact third party name)	Section 1.1(ssssss)
Original Borrower	Section 1.1(xxxxxx)
Original Guarantor	Section 1.1(xxxxxx)
Original Lender	Section 1.1(xxxxxx)
Outstanding Balances	Section 5.7(a)
Patent Assignee	Section 1.1(ddddddd)
Patent Portfolio	Section 1.1(eeeeeee)
Patent Potfolio Owner	Section 1.1(fffffff)
Payco	Section 1.1(rrrrrr)
Paying Agent Agreement	Section 1.1(tttttt)
Pre-Closing Stub Period Taxes	Section 1.1(ggggggg)
Recapture and Termination Agreement Letter Agreement	Section 1.1(tttttt)
Replacement Assuming Guarantor	Section 1.1(xxxxxx)
Retrocession Assignment	Section 1.1(uuuuuu)
Servicing Agreements	Section 1.1(vvvvvv)
Sun Capital	Section 1.1(vvvvvv)
XXXX (redact third party name)	Section 1.1(wwwwww)
Surplus Note Transfer and Receipt	Section 1.1(xxxxxx)
UL Amendment Letter Agreement	Section 1.1(yyyyyy)
Waterford Computers	Section 1.1(zzzzzz)

(h)       Section 2.1(a) of the Agreement is hereby amended to add, after the first instance of the word “shall” therein, the following:

“or, with respect only to clause (ii), shall cause an Affiliate of Sellers to,”.

(i)       Section 2.1(b) of the Agreement is hereby amended (i) to delete the contents of the final set of parenthesis therein and replace it with the following:

“or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, another Transferred Company other than SLFBH”;

and (ii) to insert the phrase “other than the Waterford Computers” after the first instance of the term “Transferred Assets” contained therein; and (iii) to insert the following sentence at the end thereof:

“Not later than eighteen (18) months following the Closing Date, Sellers shall, or shall cause their Affiliates to, sell, convey, assign, transfer and deliver to Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the date of transfer, to a Transferred Company or other Person), free and clear of all Liens other than Permitted Liens, and Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, a Transferred Company or other Person) shall purchase, acquire and accept from Sellers and their Affiliates, in consideration of the transactions contemplated by this Agreement, but for no additional consideration, all of Sellers’ and their Affiliates’ right, title and interest in and to the Waterford Computers pursuant to a Bill of Sale substantially in the form of Exhibit D-3.”

(j)           Section 2.2 of the Agreement is hereby amended to delete the last sentence of the section in its entirety.

(k)          Section 2.3(d) of the Agreement is hereby amended and restated in its entirety as follows:

“Holdco shall deliver to Purchaser, and Purchaser shall deliver to Holdco, duly executed counterparts of the Assignment and Assumption Agreement (Irish Contracts), the Transferred Assets Bill of Sale (Sale to SLUS), the Transferred Assets Bill of Sale (Irish Assets), the Surplus Note Transfer and Receipt, Transition Services Agreement, the Purchaser Transition Services Agreement, the Real Property Lease Agreements (and, with respect to Purchaser, the related guaranty of SLUS for the Office Lease to be entered into by Sun Life Information Services Canada, Inc., as landlord, and SLUS (or other Affiliate of Purchaser reasonably acceptable to Holdco)), the Sublease Agreement (and, with respect to Purchaser, the related guaranty of SLUS) and the Servicing Agreements;”.

(l)           Section 2.3(g) of the Agreement is hereby amended and restated in its entirety as follows:

“Holdco shall deliver to Purchaser duly executed counterparts of:

(i)            the Assignment Agreements, other than the Assignment and Assumption Agreement (Irish Contracts);

(ii)	the SLNY Group Reinsurance Agreement;

(iii)	the SLNY Group Administrative Services Agreement;

(iv)	the SLNY Renewal Rights Agreement;

(v)	the SLNY Recapture and Termination Agreement;

(vi)	the SLNY UL Coinsurance Amendment;

(vii)	the Excluded Assets Bill of Sale;

(viii)	the Real Property Conveyance Agreement;

(ix)	the Excluded Investment Asset Purchase Agreement;

(x)	the SPWL Recapture Agreement;

(xi)	the MTN Pre-Closing Security Agreement;

(xii)	the MTN Post-Closing Security Agreement;

(xiii)	the Administrative Services Agreement — X (redact third party name);

(xiv)	the Group Insurance Conversion Option Agreements;

(xv)	the Servicing Agreements;

(xvi)	the XXXX Agreements; (redact third party name)

(xvii)	XXXXXX (redacted document name due to confidentiality);

(xviii)	the IP Assignments;

(xix)	the Surplus Note Transfer and Receipt;

(xx)	the Paying Agent Agreement;

(xxi)	the Retrocession Assignment;

(xxii)	the Recapture and Termination Agreement Letter Agreement; and

(xxiii)	the UL Amendment Letter Agreement;”.

(m)        Section 2.3(i) of the Agreement is hereby amended and restated in its entirety as follows:

“Sellers shall deliver to Purchaser copies of the written resignations of the directors and officers of the Transferred Companies in accordance with Section 5.28; provided, however, that in respect of SLUS and SLNY, Sellers shall deliver to Purchaser copies of the written resignations of the directors and the principal officers of each of SLUS and SLNY, each of whom is listed in Schedule 2.3, and evidence of removal of the non-principal officers of each of SLUS and SLNY from their positions as non-principal executive officers of such company;”

(n)         Section 2.3(k) of the Agreement is hereby amended to delete the phrase “XXXXXX” and replace it with “XXXXXX”. (redacted commercially sensitive information)

(o)         Section 2.3 of the Agreement is hereby amended to add at the end thereof the following:

“(q)      Purchaser shall pay to Sellers at the Closing, by wire transfer of immediately available funds to an account or accounts designated by Holdco at least two (2) Business Days prior to the Closing Date (or, if no such designation is made, to any account designated by Holdco for delivery of the Closing Date Purchase Price pursuant to Section 2.3(k)), an amount equal to XXXXX XXXXXX (redacted number), which amount shall be final and is not subject to adjustment after the Closing pursuant to Section 2.5 or otherwise. Such amount shall be treated as a component of the Purchase Price for all Tax purposes, including for purposes of the allocation contemplated in Section 2.6, but shall not otherwise be added to or treated as part of the Purchase Price or Closing Date Purchase Price for purposes of the Purchase Agreement, including, for the avoidance of doubt, Section 2.5 or Section 10.5 thereof.”

(p)         Section 2.4(b) of the Agreement is hereby amended to add at the beginning thereof the following:

“except to the extent Purchaser is required to deliver counterparts of such agreements pursuant to Section 2.3(d)”.

(q)         Section 2.5(b) of the Agreement is hereby amended (i) to delete the phrase “fifth (5th) Business Day” therein and replace it with “third (3rd) Business Day”, (ii) to delete the phrase “the last day of the second month preceding the month in which the Closing shall occur (or, if the Closing occurs in March 2013, then as of December 31, 2012)” in sub clause (i) therein and replace it with “May 31, 2013”, (iii) to delete the phrase “the Closing Date” in sub clause (ii)(A) therein and replace it with “July 31, 2013”, and (iv) to delete the phrase “and the Closing Date were” in the last sentence thereof and replace it with “and the reference to July 31, 2013 in this Section 2.5(b) were instead a reference to”.

(r)        Section 2.5(c) of the Agreement is hereby amended (i) to delete the phrase “GMxB Claims – Fees, prepared as of the Closing Date” and replace it with “GMxB Claims – Fees, prepared as of July 31, 2013” and (ii) to delete the phrase “in each case prepared as of the Closing Date” in clause (i) therein and replace it with “in each case prepared as of July 31, 2013”.

(s)        Section 2.5(e) of the Agreement is hereby amended to delete the phrase “or the Other Adjustments Amount as of the Closing Date” and replace it with “or the Other Adjustments Amount as of July 31, 2013”.

(t)        Section 2.5(n) of the Agreement is hereby amended to delete the phrase “from and including the Closing Date” and replace it with “from and including July 31, 2013”.

(u)        Section 2.5(o) of the Agreement is hereby amended to delete the phrase “from and including the Closing Date” and replace it with “from and including July 31, 2013”.

(v)        Section 2.6 of the Agreement is hereby amended to add at the end thereof the following:

“For the avoidance of doubt, the Allocation Schedule shall be prepared without regard to any allocation of the Purchase Price specified in the stock power or other instrument of transfer delivered by US OPS to Purchaser at the Closing in respect of the BarbCo 3 Shares.”

(w)       Section 5.1(c) of the Agreement is hereby amended to replace the period at the end thereof with the following:

“provided, however, that, subject to Section 5.1(d), the covenants in this Section 5.1(c) shall not apply to the Transferred Companies’ purchase, funding or commitment to fund purchases of (i) private placement securities consisting of investment-grade corporate bonds that are exempt from registration with the SEC under Securities Act Rule 144A if the applicable bond issuance equals or exceeds Five Hundred Million Dollars ($500,000,000) on the date of the earliest to occur of such purchase, funding or commitment to fund, or (ii) private placement securities consisting of commercial paper (“CP”), provided, that (A) the CP is Tier 1 investment grade CP, (B) no CP purchased between the Contract Date and the Closing Date has a maturity date later than July 31, 2013 (or such later date as is then anticipated to be the Closing Date), (C) no more than fifty percent (50%) of the aggregate principal balance of money market obligations in any portfolio account will consist of CP, (D) the remainder of the money market obligations in each portfolio account (exclusive of bank account balances) will consist of investments in United States Treasury obligations or agency discount notes (such as those of the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation) or other governmental or agency money market obligations backed by the full faith and credit of the United States, and (E) the end-of-day custodial sweep process continues to be conducted by the Transferred Companies in the Ordinary Course of Business.”

(x)       Section 5.1 of the Agreement is hereby amended to insert the following new subsection (e) at the end thereof:

“          (e)        Without limiting anything in this Section 5.1, during the period from August 1, 2013 until the Closing, (i) Sellers shall not, and shall cause their applicable Affiliates (other than the Transferred Companies) and Representatives, in each case to the extent acting for or on behalf of or in the name of the Transferred Companies or otherwise in connection with the operation of the Business and (ii) Sellers shall cause the Transferred Companies not to, take any action first taken on or after August 1, 2013 that would reasonably be expected to have any adverse impact on the business, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Transferred Companies in any material respect.”

(y)        Section 5.1(b)(i) of the Agreement is hereby amended to delete the phrase “as of the Closing Date” and replace it with “as of July 31, 2013”.

(z)        Section 5.3(a) of the Agreement is hereby amended to delete the phrase “Before the earlier of (i) sixty (60) days from the Contract Date and (ii) five (5) Business Days prior to the Closing Date” and replace it with “On or before February 27, 2013”.

(aa)      Section 5.5(b) of the Agreement is hereby amended to delete the reference to “Section 3.7(a) of the Seller Disclosure Letter” and replace it with “Section 4.5(a) of the Purchaser Disclosure Letter”.

(bb)      Section 5.5(b) of the Agreement is hereby amended to extend the period following the Contract Date within which Sun Life Financial, Sellers and their respective Affiliates are required to make filings, notices, consents or approvals with or of any Governmental Authority as follows:

“; provided, however, that (i) with respect to the Form D filing described in the third bullet of Section 3.7(a) of the Seller Disclosure Letter, such period shall be deemed to have been extended until January 17, 2013; (ii) with respect to the

Form D filings described in the second and sixth bullets of Section 3.7(a) of the Seller Disclosure Letter, such period shall be deemed to have been extended until February 1, 2013; and (iii) with respect to the Form D filing described in the fifth bullet of Section 3.7(a) of the Seller Disclosure Letter, such period shall be deemed to have been extended until February 4, 2013.”

(cc)        Section 5.7(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to terminate or commute, prior to or concurrently with the Closing, all Intercompany Agreements such that, from and after July 31, 2013, none of the parties to the Intercompany Agreements will incur any additional liability thereunder; provided, however, that nothing herein shall require settlement at or prior to the Closing of accounts receivable and accounts payable under the Intercompany Agreements outstanding as of July 31, 2013 between or among the parties thereto (any such accounts receivable and accounts payable, the “Outstanding Balances”); provided, further, that subject to receipt of any requisite Governmental Approvals, amounts accrued in respect of interest on the Surplus Notes on or prior to July 31, 2013 may be settled in full prior to or concurrently with the Closing. The immediately preceding sentence shall not apply to the Surviving Intercompany Agreements and shall not apply to the Shared Contracts or Multiparty Contracts, which are governed exclusively by Section 5.8 and Section 5.9, respectively. Not later than twenty (20) Business Days following the Closing Date, Holdco shall deliver to Purchaser a notice (the “Intercompany Settlement Statement”) specifying the amounts of all Outstanding Balances, which amounts shall be final. Unless Purchaser shall have earlier delivered the Closing Statement pursuant to Section 2.5(c), Purchaser shall cause the Transferred Companies to pay to Sellers and their applicable Affiliates, and Sellers shall, and shall cause their applicable Affiliates to, pay to the Transferred Companies, on the last Business Day of the month in which the Closing Date occurs (the “Intercompany Settlement Date”), the amounts due as set forth on the Intercompany Settlement Statement; provided that any amounts due in respect of the Outstanding Balances shall be set off and only the net amount paid. Notwithstanding anything to the contrary in the Closing Statement Methodologies, for purposes of the calculation of Adjusted Net Worth in the Closing Statement and the True-Up Payment Amount, the amounts reflected or reserved for in the Closing Statement in respect of Outstanding Balances shall be equal to the amounts actually paid (or deemed paid as a result of the netting of amounts as provided in the immediately preceding sentence) by or on behalf of the Transferred Companies, on the one hand, and Sellers and their Affiliates, on the other hand, in respect of Outstanding Balances during the period between the Closing and the earlier of (i) the Intercompany Settlement Date and (ii) the date on which the Closing Statement is delivered pursuant to Section 2.5(c). Except to the extent specifically contemplated by the immediately preceding sentence, nothing in this Section 5.7(a) shall affect or prejudice any position that Purchaser may take in respect of the Closing Statement.”

(dd)     The first sentence of Section 5.12(f) of the Agreement is hereby amended to delete the phrase “During the period between the Contract Date and the Closing” and replace it with “Promptly following the Closing”. The last sentence of Section 5.12(f) is hereby amended to delete the phrase “promptly after the Closing”.

(ee)     The first sentence of Section 5.12(g) of the Agreement is hereby amended to delete the phrase “During the period between the Contract Date and the Closing” and replace it with “Promptly following the Closing”. The last sentence of Section 5.12(g) is hereby amended to delete the phrase “XXXXXX” (redacted sensitive information).

(ff)       Section 5.12(h) of the Agreement is hereby amended and restated in its entirety as follows:

“From and after the Closing, Purchaser shall cause SLNY and Sellers shall cause Sun Capital to reasonably cooperate to cause SLNY and Sun Capital, respectively, to enter into an investment management agreement pursuant to which Sun Capital will direct the investment of the Funds Withheld Assets (as defined in the SLNY UL Coinsurance Amendment), subject to the investment guidelines set forth in the SLNY UL Coinsurance Amendment. No additional consideration shall be payable between Sun Capital and its Affiliates, on the one hand, or SLNY and its Affiliates, on the other hand, in respect of such investment management services. From and after the Closing, SLA shall cause the U.S. Branch to adjust the carrying value of the interest maintenance reserve on its statutory financial statements filed with U.S. state insurance regulators for any capital gains or losses transferred by SLNY to the U.S. Branch, including future amortization thereof, as part of the Funds Withheld Investment Credit (as defined in the SLNY UL Coinsurance Amendment).”

(gg)     Section 5.12 of the Agreement is hereby amended to insert as Section 5.12(i) the following:

“Sellers and Purchaser shall, and shall cause their respective Affiliates to, cooperate in good faith to cause all distribution, selling, marketing or similar agreements between SLNY and a third party that relate exclusively to the Excluded SLNY Business to be terminated effective as of the Non-Renewal Date (as defined in the SLNY Group Administrative Services Agreement), but only to the extent such agreements would relate to new or renewal business written by or on behalf of SLNY following the Non-Renewal Date.”

(hh)    The first sentence of Section 5.14(a)(i) of the Agreement is hereby amended to delete the reference to “Letter Agreement” and replace it with “Human Resources Letter Agreement”.

(ii)      The first sentence of Section 5.14(b) of the Agreement is hereby amended to delete the reference to “Section 5.14(b)” and replace it with “Section 5.14”.

(jj)      Section 5.14(g)(i) of the Agreement is hereby amended to delete each instance of the phrase “the Closing” and replace it with “12:00:01 a.m. on August 1, 2013”.

(kk)    Section 5.14(g)(ii) of the Agreement is hereby amended to delete the period at the end thereof and replace it with the following:

“XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXX” (redacted commercially sensitive information)

(ll)      Section 5.15 of the Agreement is hereby amended to add at the end thereof the following:

“(k)     If a Patent Portfolio Owner intends to abandon, cancel or allow to lapse any portion of the Patent Portfolio, Sellers shall, and shall cause their Affiliates to, notify Purchaser and shall, if so requested by Purchaser, assign to a Transferred Company, or one of its successors or assigns, as designated by the Purchaser, all of such Patent Portfolio Owner’s right, title and interest in and to such portion of the Patent Portfolio, for no additional consideration other than that set forth in this Agreement. Effective upon any such assignment, such Patent Assignee hereby grants to Sellers and their successors and assigns a worldwide, fully paid-up, royalty-free, non-exclusive, perpetual, sublicensable, non-transferable (other than in connection with a transfer of any business to which such portion of the Patent Portfolio relates) right and license to use and modify such portion of the Patent Portfolio solely in connection with Sellers’ businesses. Upon issuance of any Licensed Patent, the foregoing license shall include the right to make, have made, use, import and sell products and services that are covered by or embody the patented inventions.

(l)        If Purchaser notifies a Patent Portfolio Owner of any alleged infringement, misappropriation or other violation by any third Person of a portion of the Patent Portfolio, the Patent Portfolio Owner shall have the right, but not the obligation, to challenge and attempt to eliminate such infringement, misappropriation or other violation. If the Patent Portfolio Owner decides to bring an enforcement action, the applicable Transferred Company shall reasonably cooperate (and shall require its Affiliates to reasonably cooperate), at the Patent Portfolio Owner’s expense, with the Patent Portfolio Owner in investigating, prosecuting and settling such enforcement action. All proceeds recovered in such enforcement action shall be retained by the Patent Portfolio Owner.

(m)      If the Patent Portfolio Owner declines to bring an enforcement action, or fails to decline to bring an enforcement action within thirty (30) days of its receipt of notice of the alleged infringement, misappropriation or other violation, then, upon the request of Purchaser, the Patent Portfolio Owner and Purchaser shall thereafter engage in good faith discussions regarding resolution of such potential infringement, misappropriation or other violation; provided, that the Patent Portfolio Owner has the right, in its sole discretion, to determine whether to (i) maintain ownership of the Patent Portfolio and decline to pursue any enforcement action (ii) pursue an enforcement action itself (in which event the Patent Portfolio Owner shall have the right to determine the degree of enforcement action to bring), or (iii) assign the applicable portion of the Patent Portfolio to Purchaser, a Transferred Company or any of its Affiliates. In the case such enforcement action is undertaken by such a Patent Assignee all proceeds recovered in such enforcement action shall be retained by the Patent Assignee.

(n)       If a Patent Portfolio Owner declines to defend any portion of the Patent Portfolio against any claim that such portion is invalid or otherwise unenforceable, within thirty (30) days of its receipt of notice of such claim, then (i) the Patent Portfolio Owner shall promptly notify Purchaser of such fact, (ii) at Purchaser’s request, the Patent Portfolio Owner shall assign to Purchaser, a Transferred Company or any of its Affiliates all of such Patent Portfolio Owner’s right, title and interest in and to such portion of the Patent Portfolio, for no additional consideration other than that set forth in this Agreement, and (iii) if Purchaser requests such an assignment, the Patent Assignee may, at its own expense, defend such portion of the Patent Portfolio and the Patent Portfolio Owner shall reasonably cooperate (and shall require its Affiliates to reasonably cooperate), at the Patent Assignee’s expense, with the Patent Assignee in such defense. Effective upon any such assignment, such Patent Assignee hereby grants to Sellers and their successors and assigns a worldwide, fully paid-up, royalty-free, non-exclusive, perpetual, sublicensable, non-transferable (other than in connection with a transfer of any business to which such portion of the Patent Portfolio relates) right and license to use and modify any portion of the Patent Portfolio solely in connection with Sellers’ businesses. Upon issuance of any Licensed Patent, the foregoing license shall include the right to make, have made, use, import and sell products and services that are covered by or embody the patented inventions.

(o)      The restrictions and obligations of Sellers and their Affiliates set forth in this Section 15.5 shall be binding upon any successor thereto (whether by operation of law or otherwise) or any assignee of any portion of the Patent Portfolio, and Sellers agree to bind, and to cause their Affiliates to bind, any such successor or assignee in writing to such restrictions and obligations. The restrictions and obligations of any Patent Assignee set forth in this Section 15.5 shall be binding upon any successor thereto (whether by operation of law or otherwise) or any assignee of such Patent Assignee’s rights in any portion of the Patent Portfolio, and Purchaser agrees to bind, and to cause its Affiliates to bind, any such successor or assignee in writing to such restrictions and obligations.”

(mm)  Section 5.16(c) of the Agreement is hereby amended to delete the reference to “X” and replace it with “XXX”. (redacted sensitive information)

(nn)    Section 5.19(a) of the Agreement is hereby amended to add, immediately following the first instance of the phrase “Effective as of the” therein, the following:

“Intercompany Settlement Date, with respect to the Outstanding Balances, and otherwise effective as of the”

and to add, immediately before the proviso the following:

“(or prior to the Intercompany Settlement Date with respect to the Outstanding Balances)”.

(oo)    Section 5.19(b) of the Agreement is hereby amended to add, immediately following the first instance of the phrase “Effective as of the” therein, the following:

“Intercompany Settlement Date, with respect to the Outstanding Balances, and otherwise effective as of the”

and to add, immediately before the proviso the following:

“(or prior to the Intercompany Settlement Date with respect to the Outstanding Balances)”.

(pp)    Section 5.19(c) of the Agreement is hereby amended to add the phrase “but subject to Section 5.7(a),” immediately after the phrase “Without limiting the generality of Section 5.19(a),” therein.

(qq)    Section 5.28 of the Agreement is hereby amended and restated in its entirety as follows:

“Resignations.   Sellers shall cause each of the directors and officers of the Transferred Companies, as specified in writing by Purchaser at least three (3)

Business Days prior to the Closing Date, either (a) to resign such position or positions, or (b) to be removed from such position or positions, in each case effective as of the Closing.”

(rr)       Section 5.32(c) of the Agreement is hereby amended and restated in its entirety as follows:

“XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (i) X XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (the “Admin Fee Payment”), X XXXXXXX XXXXXX XXXXXXXX XXXXXXX XXXXXX (ii) XXXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XX X XXXXXX XXXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXX” (redacted commercially sensitive information)

(ss)       The Agreement is hereby amended to add the following new Section 5.37, Section 5.38, Section 5.39, and Section 5.40 :

“Section 5.37 Letters of Credit.  Sellers and Purchaser acknowledge that those letters of credit issued on behalf of SLFIAC and BarbCo 3 that are listed on Section 5.37 of the Seller Disclosure Letter (the “Letters of Credit”) may remain outstanding following the Closing. Without limiting the right of Sellers and their Affiliates to cause the termination or surrender of the Letters of Credit at or following the Closing, Purchaser shall, and shall cause its Affiliates to, (a) reasonably cooperate with Sellers to effect the termination and surrender of such Letters of Credit (which cooperation may include obtaining replacement letters of credit for the benefit of the IRS at Purchaser’s or its Affiliates’ sole cost and expense), and (b) use reasonable best efforts to prevent any disbursement from being made under the Letters of Credit (an “L/C Disbursement”). In the event of any L/C Disbursement, Purchaser shall, or shall cause its Affiliates to, promptly, and in any event within the time required for repayment of L/C Disbursements under the relevant Letter of Credit or any related agreements between the issuer(s) of the Letter of Credit and Sellers or any of their respective Affiliates, pay the amount of any such disbursement due to the issuer(s) of the Letter of Credit, and any fees, penalties or interest amounts imposed in connection with such L/C Disbursement. With respect to each Letter of Credit issued to the IRS, upon such time as Purchaser or its Affiliates shall have obtained authorization of the IRS for the termination or surrender of such Letter of Credit and notified Holdco of receipt of such authorization, Sellers shall use their commercially reasonable efforts to cause such Letter of Credit to be terminated or surrendered as soon as practicable thereafter. With respect to the Letter of Credit (other than the Letters of Credit issued to the IRS), Sellers shall use their commercially reasonable efforts to cause such Letter of Credit to be terminated or surrendered as soon as practicable following the Closing, and Purchaser and its Affiliates shall not be liable for any fees, penalties or interest arising from such Letter of Credit remaining outstanding.”

“Section 5.38    Accommodation Contracts.

(a)        From time to time prior to the Closing, the Transferred Companies may enter into Contracts that shall be designated as “Accommodation Contracts” hereunder if such designation is agreed in writing (including via electronic communication) by Holdco and Purchaser.

(b)        Prior to the Closing, Purchaser shall indemnify and hold harmless Sellers and SLUS for any Losses arising out of, based on or relating to the Accommodation Contracts and any actions or omissions by any of them prior to the Closing taken (i) pursuant to the terms of the Accommodation Contracts, or (ii) with the consent of Purchaser or any of its Affiliates in connection therewith. From and after the Closing, Purchaser shall cause SLUS to indemnify and hold harmless Sellers for any Losses arising out of, based on or relating to the Accommodation Contracts and any actions or omissions by any of them taken (i) pursuant to the terms of the Accommodation Contracts, or (ii) with the consent of Purchaser or any of its Affiliates in connection therewith.

(c)        At the Closing, Purchaser shall reimburse Holdco for any documented, reasonable, out-of-pocket costs or expenses that are incurred in connection with the Accommodation Contracts by (i) any of Sellers or their respective Affiliates (other than the Transferred Companies), or (ii) any of the Transferred Companies (to the extent that incurring such costs or expenses would reduce the Adjusted Net Worth).

(d)        In the event this Agreement is terminated pursuant to Article XI, from time to time following such termination, Purchaser shall reimburse Sellers and their Affiliates for any documented, reasonable, out-of-pocket costs or expenses incurred by any of them in connection with the Accommodation Contracts within five (5) Business Days following Purchaser’s receipt of documentation of such costs or expenses.

(e)        From and after the termination of this Agreement pursuant to Article XI, upon delivery of written notice to Holdco, Purchaser shall have the right, at its own expense and with Sellers’ advice and assistance, to assume control of negotiations to terminate any Accommodation Contract. The terms of any such termination shall be subject to the limitations on an Indemnifying Party’s consent to settlements of Third-Party Claims set forth in Section 10.2(c). Purchaser shall pay or cause to be paid all documented out-of-pocket costs arising out of the termination of any Accommodation Contract, and shall reimburse Holdco for any documented out-of-pocket costs or expenses incurred by Sellers or any of their respective Affiliates in connection with such termination; provided that any amounts payable by Purchaser to Holdco under this Section 5.38(e) shall be reduced (but not below zero) by any amounts realized by Sellers or any of their Affiliates as a result of such termination.”

“Section 5.39   1035 Replacement Services.

(a)         XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(b)         XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(c)

(i)          XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(A)        XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(B)        XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(ii)        XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(iii)       XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(d)        XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(e)        XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(i)         XXXXXXX XXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(ii)        XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

(iii)       XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information); and

(iv)       XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information).

  XXXXXXX XXXX XXXXXX XXXXXX XXXXXXX XXXXXXX XXXXXX (redacted commercially sensitive information)

“Section 5.40   Unclaimed Property Services.

(a)       The Parties acknowledge that, following the Closing, certain of the Sellers and their Affiliates may become party to one or more agreements with certain U.S. insurance regulatory authorities or their designees (each, a “Settlement Agreement”) in connection with matters that may give rise to Excluded Escheat Liabilities. Upon the written request of Holdco, Purchaser shall cause one or more of the Transferred Companies to enter into the Settlement Agreements, provided, that Holdco and its Affiliates shall have used commercially reasonable efforts to cause the scope of each such Settlement Agreement to be limited, with respect to the Transferred Companies, to Liabilities incurred prior to the Closing Date; provided, further, that, with the prior written consent of Holdco (not to be unreasonably withheld, conditioned or delayed), Purchaser may cause or permit any of the Transferred Companies to enter into one or more Settlement Agreements separate from that then contemplated to be entered into by Sellers or their Affiliates; and provided, further, that nothing in this Section 5.40 shall be deemed to limit or broaden the scope of the Excluded Escheat Liabilities hereunder. From and after the Closing, subject to the provisions of this Section 5.40 but without limiting the other terms and conditions of this Agreement, Purchaser shall, and shall cause its Affiliates to, provide all reasonable cooperation and assistance to Sellers and their Affiliates in connection with the negotiation of the Settlement Agreements and compliance with the terms thereof.

(b)       From the Closing until the 18-month anniversary of the Closing (or, with the consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), such later date as Holdco may reasonably request) (the “Escheat Transition Period”), Purchaser shall, and shall cause its Affiliates to, make its and their respective employees available to Sellers and their Affiliates for purposes of collecting and compiling data from the Books and Records in the possession of Purchaser or its Affiliates to the extent related to the subject matter of the Settlement Agreements (the “Escheat Books and Records”), and to use their respective reasonable best efforts to provide to Sellers, in a mutually agreed format, such documents and other evidence as is reasonably necessary for exception reporting or other similar purposes, in each case, as reasonably required to enable Sellers and their Affiliates to comply, and to cause the relevant Transferred Companies (if applicable) to comply, with the terms of the Settlement Agreements. Purchaser shall, and shall cause its Affiliates to, exercise reasonably diligent supervision and oversight over their employees who are engaged in such activities; provided, that Holdco or a designated Affiliate of Holdco shall be entitled at all times to supervise and direct the work of such employees in connection therewith. Holdco shall compensate Purchaser and its Affiliates for the time of such employees that is dedicated to such activities at the Service Rates, and Sellers and their Affiliates shall have no responsibility for additional amounts in respect of the compensation and benefits cost of such employees.

(c)       As promptly as reasonably practicable (as reasonably agreed by Purchaser and Holdco) following the Closing, and in any event prior to the end of the Escheat Transition Period, Purchaser shall, and shall cause its Affiliates to, provide knowledge transfer training to employees of Sellers and their Affiliates and/or persons engaged by Sellers or their Affiliates on a contract basis in connection with their compliance with the terms of the Settlement Agreements (the “Contractors”), that is reasonably designed to enable Sellers and their Affiliates to assume full responsibility for compliance with the Settlement Agreements from Purchaser and its Affiliates (subject to their access to the Escheat Books and Records as contemplated by this Section 5.40) (the “Knowledge Transfer”). Such Knowledge Transfer shall be implemented jointly by Holdco and Purchaser and their respective Affiliates under the management of a steering committee. Prior to the commencement of such Knowledge Transfer, Holdco and Purchaser shall cooperate in good faith to determine the operating procedures, membership and meeting frequency of such steering committee.

(d)       Notwithstanding anything to the contrary in Section 5.2 or Section 5.3 hereof, Purchaser shall, and shall cause its Affiliates (including the Transferred Companies) to (i) from the Closing until such time as no party has any further obligation under any of the Settlement Agreements, preserve all Escheat Books and Records, and (ii) as promptly as practicable following the Closing Date, and in any event not later than the expiration of the Escheat Transition Period, (A) make reasonably available to Sellers and their Affiliates and the Contractors the Escheat Books and Records and grant reasonable access to the systems used to enable access to such Escheat Books and Records for the purpose of compliance with the terms of the Settlement Agreements, and/or (B) transfer copies of such Books and Records and transfer or license such systems to Holdco or its designated Affiliates, in either case, in a format that will enable Sellers and their Affiliates and the Contractors, as applicable, to receive, review and analyze such Escheat Books and Records and/or access such systems as will reasonably enable them to comply with the terms of the Settlement Agreements. For the avoidance of doubt, Sellers shall, and shall cause their Affiliates and the Contractors to, hold the Escheat Books and Records so accessed or received by them subject to Section 5.4(b). Holdco shall reimburse Purchaser and its Affiliates for the documented, out-of-pocket costs and expenses of such preservation, maintenance, transfer, or license of, or access to, such Escheat Books and Records and systems, but only to the extent such costs and expenses would not have been required to be incurred by Purchaser and its Affiliates but for the provisions of this Section 5.40. Purchaser shall, and shall cause its Affiliates to, grant access to Sellers and their Affiliates to the physical Escheat Books and Records in connection with the negotiation of and compliance with the Global Agreement, upon the terms and conditions set forth in Section 5.3, provided, that such physical Escheat Books and Records shall not be destroyed so long as Sellers or any of their Affiliates or any Transferred Companies have any obligations under any of the Settlement Agreements.

(e)       Following the last to occur of (i) the expiration of the Escheat Transition Period, (ii) completion of the Knowledge Transfer (to the reasonable satisfaction of Holdco) and (iii) Sellers and their Affiliates having access to the Escheat Books and Records and related systems as contemplated by Section 5.40(d), in the event that Purchaser and its Affiliates cease to use a system reasonably necessary to enable Sellers and their Affiliates to review and analyze the Escheat Books and Records in connection with their compliance with any of the Settlement Agreements, Purchaser and its Affiliates shall not be obligated to conduct any additional data collection or analysis using such system following such time, provided that Purchaser shall, and shall cause its Affiliates to, reasonably cooperate with Sellers and their Affiliates to ensure that Sellers and their Affiliates have access to such system in a Seller-maintained software environment that Purchaser or its applicable Affiliates were using prior to such cessation such that Sellers and their Affiliates continue to have access to the Escheat Books and Records accessed through such system; provided, in any event, that (A) Sellers and their Affiliates shall continue to have the access rights set forth in Section 5.2 and Section 5.3, (B) nothing herein shall be deemed to limit the cooperation and assistance required to be provided by Purchaser and its Affiliates pursuant to Section 5.40(a), and (C) Holdco shall continue to reimburse Purchaser and its Affiliates for all reasonable out-of-pocket costs incurred in connection with the fulfillment of any requests by Sellers or their Affiliates for Escheat Books and Records.

(f)       For the avoidance of doubt, unless otherwise agreed in writing by Holdco or prohibited by the terms of the applicable Settlement Agreement, the negotiation of, and compliance with, the Settlement Agreements shall at all times be managed by a project manager appointed by Holdco or an

Affiliate of Holdco and all reporting to a Governmental Authority or its designee in connection with the Settlement Agreements shall be the sole responsibility of Sellers and their Affiliates.

(g)       Following the Closing, Purchaser shall deliver to Holdco a reasonably detailed invoice within ten (10) days after the end of each month setting forth all costs and other amounts due from Sellers and their Affiliates to Purchaser and its Affiliates pursuant to this Section 5.40, and Holdco shall pay any undisputed amount due no later than thirty (30) days after receipt of such invoice.

(h)       The Parties acknowledge that none of the Settlement Agreements have been finalized as of the date hereof. Upon the finalization of each Settlement Agreement, the Parties shall reasonably cooperate in good faith to agree to make such changes or additions to the terms of this Section 5.40 as are reasonably necessary to permit the Parties and their respective Affiliates to comply with the provisions of the Settlement Agreements.”

(tt)      Section 6.1(b) of the Agreement is hereby amended (i) to delete the word “and” before clause (iii) thereof and replace it with “,” and (ii) to replace the semicolon at the end thereof with the following:

“and (iv) Pre-Closing Stub Period Taxes;”

(uu)    Section 6.1(h) of the Agreement is hereby amended (i) to add the phrase “or for the period from August 1, 2013 through the Closing Date” immediately after the phrase “after the Closing Date” and (ii) to add the phrase “or for the period from August 1, 2013 through the Closing Date” immediately after the phrase “Post-Closing Tax Period”.

(vv)    Section 6.2 of the Agreement is hereby amended and restated in its entirety as follows:

“Purchaser shall bear and pay, reimburse, indemnify and hold harmless each Seller and its Affiliates from and against any and all Taxes attributable to any Post-Closing Tax Period imposed on or with respect to any Transferred Company, or with respect to any Transferred Asset, and Pre-Closing Stub Period Taxes, except in each case for any Taxes for which Sellers are liable pursuant to Section 6.1 or Section 10.1(a).”

(ww)  Section 6.4(d) of the Agreement is hereby amended to add the phrase “or increase the Pre-Closing Stub Period Taxes (unless Seller agrees to pay all such increased Pre-Closing Stub Period Taxes and waive any rights to indemnification thereto under

Section 6.2),” immediately after the phrase “for any Post-Closing Tax Period or a Straddle Period,”.

(xx)   Section 6.5(b) of the Agreement is hereby amended and restated in its entirety as follows:

Holdco shall have the sole right to control, contest, resolve and defend against any Tax Matters relating (i) solely to Taxes of any Transferred Company for which Sellers are obligated to indemnify Purchaser under Section 6.1 or (ii) to Taxes of any Transferred Company for which Sellers are obligated to indemnify Purchaser under Section 6.1 and also relating to any Pre-Closing Stub Period Taxes if such Tax Matters relate predominantly to Taxes of any Transferred Company for which Sellers are obligated to indemnify Purchaser under Section 6.1; provided, however, that Purchaser may participate in any such Tax Matters at its own expense; provided, further, that Holdco shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) to the extent such concession, settlement or compromise could reasonably be expected to affect adversely Purchaser or its Affiliates without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(yy)   Section 6.13 of the Agreement is hereby amended to replace the phrase “after the Closing” with “after July 31, 2013”.

(zz)    Section 11.3(b) of the Agreement is hereby amended to add “Section 5.38(b), Section 5.38(d), Section 5.38(e),” before “this Section 11.3” therein.

(aaa)  Exhibit B to the Agreement (Form of SLNY Group Reinsurance Agreement) is hereby deleted in its entirety and replaced with Exhibit 2 attached hereto.

(bbb)  Exhibit C to the Agreement (Form of SLNY Group Administrative Services Agreement) is hereby deleted in its entirety and replaced with Exhibit 3 attached hereto.

(ccc)  Exhibit I to the Agreement (Form of Transition Services Agreement) is hereby amended to delete and replace Exhibit A thereto (Transition Services) with Exhibit 4 attached hereto.

(ddd)  Exhibit J to the Agreement (Form of Purchaser Transition Services Agreement) is hereby amended to delete and replace Exhibit A thereto (Transition Services) with Exhibit 5 attached hereto.

(eee)  Exhibit L to the Agreement (Form of MTN Escrow Agreement) is hereby deleted in its entirety and replaced with Exhibit 6 attached hereto.

(fff)    The heading of Exhibit M to the Agreement (Form of Novation Agreement) is hereby amended and restated as follows:

NOVATION AGREEMENT

(BOLI/COLI Business)

(ggg)  Section 1.1 of Exhibit M to the Agreement (Form of Novation Agreement) is hereby amended to (i) delete “$XXX” and replace it with “$XXX”, (ii) delete “$XXX” and replace it with “$XXX”, (iii) delete “$XXX” and replace it with “$XXX” and (iv) delete “$XXX” in clause (iv) and replace it with “$XXX”. (redacted amounts)

(hhh)  Exhibit M to the Agreement (Form of Novation Agreement) is hereby amended to add the following as new Section 3.12 thereof:

“Reinsurance Credit. In the event Assignee or another unauthorized reinsurer provides yearly renewable term reinsurance coverage of the Ceding Company’s group flexible premium variable universal life policies, Ceding Company will ensure that there will be in place a letter of credit, trust or other mechanism that will comply with Subchapter III of Chapter 9 of the Delaware Insurance Code in order that Ceding Company can obtain reinsurance credit on its statutory financial statements.”

(iii)     Exhibit R to the Agreement (Form of MTN Post-Closing Security Agreement) is hereby deleted in its entirety and replaced with Exhibit 7 attached hereto.

(jjj)     Exhibit S to the Agreement (Form of SLNY UL Coinsurance Amendment) is hereby deleted in its entirety and replaced with Exhibit 8 attached hereto.

(kkk)  Exhibit 9 attached hereto is hereby attached as “Exhibit T” (Form of Administrative Services Agreement — X) to the Agreement. (redacted third party name)

(lll)     Exhibit 10 attached hereto is hereby attached as “Exhibit U-1” (Form of Amended and Restated Group Insurance Conversion Option Agreement) to the Agreement.

(mmm)          Exhibit 11 attached hereto is hereby attached as “Exhibit U-2” (Form of Group Insurance Conversion Option Agreement (NY Group Contracts)) to the Agreement.

(nnn)  Exhibit 12 attached hereto is hereby attached as “Exhibit U-3” (Form of Group Insurance Conversion Option Agreement (Non-NY Group Contracts)) to the Agreement.

(ooo)  Exhibit 13 attached hereto is hereby attached as “Exhibit V-1” (Form of Servicing Agreement (SLNY Mortgage Loans)) to the Agreement.

(ppp)  Exhibit 14 attached hereto is hereby attached as “Exhibit V-2” (Form of Servicing Agreement (SLUS Mortgage Loans)) to the Agreement.

(qqq)  Exhibit 15 attached hereto is hereby attached as “Exhibit V-3” (Form of Servicing Agreement (SLNY Investment Real Estate)) to the Agreement.

(rrr)    Exhibit 16 attached hereto is hereby attached as “Exhibit V-4” (Form of Servicing Agreement (SLUS Investment Real Estate)) to the Agreement.

(sss)   Exhibit 17 attached hereto is hereby attached as “Exhibit W-1” (XXXXXX (redacted document name due to confidentiality)) to the Agreement.

(ttt)     Exhibit 18 attached hereto is hereby attached as “Exhibit W-2” (XXXXXX (redacted document name due to confidentiality)) to the Agreement.

(uuu)  Exhibit 19 attached hereto is hereby attached as “Exhibit W-3” (XXXXXX (redacted document name due to confidentiality)) to the Agreement.

(vvv)  Exhibit 20 attached hereto is hereby attached as “Exhibit W-4” (XXXXXX (redacted document name due to confidentiality)) to the Agreement.

(www)          Exhibit 21 attached hereto is hereby attached as “Exhibit X” (XXXXXX (redacted document name due to confidentiality)) to the Agreement.

(xxx)  Exhibit 22 attached hereto is hereby attached as “Exhibit Y-1” (Form of Assignment of Owned Unregistered IP) to the Agreement.

(yyy)  Exhibit 23 attached hereto is hereby attached as “Exhibit Y-2” (Form of Assignment of Excluded Assets (Intellectual Property)) to the Agreement.

(zzz)   Exhibit 24 attached hereto is hereby attached at “Exhibit Y-3” (IP Transfer Agreement) to the Agreement.

(aaaa) Exhibit 25 attached hereto is hereby attached as “Exhibit Z” (Surplus Note Transfer and Receipt) to the Agreement.

(bbbb)            Exhibit 26 attached hereto is hereby attached as “Exhibit AA” (Paying Agent Agreement) to the Agreement.

(cccc) Exhibit 27 attached hereto is hereby attached as “Exhibit BB” (Retrocession Assignment) to the Agreement.

(dddd)            Exhibit 28 attached hereto is hereby attached as “Exhibit CC” (Recapture and Termination Agreement Letter Agreement) to the Agreement.

(eeee) Exhibit 29 attached hereto is hereby attached as “Exhibit DD” (UL Amendment Letter Agreement) to the Agreement.

(ffff)   Schedule 1.1(kk) to the Agreement (Excluded Investment Asset Portfolio) is hereby amended to delete the following row from the chart entitled “Schedule 1.1(kk) - Excluded Investment Assets - Separate Account - September 30, 2012”:

XXXXXXX XXXXXX (redacted commercially sensitive information)

(gggg)   Schedule 1.1(ii)(i) to the Agreement is hereby amended to delete the following rows from the chart entitled “XXXX”:

SL Asset ID	Address	Property Location	Property Type
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX
XXXXXX	XXXXXX	XXXXXX	XXXXXX

(redacted commercially sensitive information)

(hhhh)            Schedule 1.1(eeeee) to the Agreement is hereby amended:

(i) to insert “(but with respect to paragraphs 8 and 9, following the Closing)” after the phrase “At or prior to the Closing” in the introductory paragraph thereof;

(ii)	to amend and restate Paragraph 2 thereof in its entirety as follows:

“Pursuant to, and in accordance with, the terms and conditions of the Novation Agreement, SLA will assign to BarbCo 3 all of its rights, obligations, liabilities, title and interest in, and BarbCo 3 will assume from SLA all of its liabilities and obligations under, that certain Reinsurance Agreement between SLUS and the U.S. Branch, dated as of June 12, 2000.

Pursuant to, and in accordance with, the terms and conditions of the Retrocession Assignment, SLA will assign to BarbCo 3 all of its rights, obligations, liabilities, title and interest in, and BarbCo 3 will assume from SLA all of its liabilities and obligations under, the XXXXXX (redacted name of third party) Retrocession Agreement.

The Paying Agent Agreement establishes an arrangement between SLUS and BarbCo 3 with respect to the administration of retrocession premium amounts payable by BarbCo 3 under the XXXXXX (redacted name of third party) Retrocession Agreement.

(iii)	to amend and restate Paragraph 7 thereof in its entirety as follows:

“Pursuant to, and in accordance with, the terms and conditions of the SLNY UL Coinsurance Amendment, SLNY and the U.S. Branch will amend the SLNY UL Reinsurance Agreement, under which a 90% quota share of risks under certain universal life insurance policies was reinsured on a combined coinsurance and funds withheld coinsurance basis, to (i) amend the funds withheld component to be an amount equal to 90% of the entire cash surrender value of the policies reinsured less the policy loans associated with the risks reinsured, and (ii) in connection with the amendment of the funds withheld coinsurance component of the SLNY UL Reinsurance Agreement, to provide for the establishment of a trust account for the benefit of the Ceding Company upon the occurrence of certain events,”; and

(iv) to amend Paragraphs 8 and 9 thereof by deleting each instance of the phrase “and use reasonable best efforts to draft prior to the Closing” therein.

(iiii)    Exhibit 31 attached hereto is hereby attached to the Agreement as Schedule 2.3.

(jjjj)    Schedule 2.5(b)(ii) (Estimated Closing Statement Template) of the Agreement is hereby amended to delete the word “XXXXX” and the phrases “XXXXX” and “XXXXX” wherever they appear in the schedule and replace all of them with “XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX. (redacted commercially sensitive information)

(kkkk)            Schedule 2.5(b)(iii) (Closing Statement Methodologies) of the Agreement is hereby amended to delete the word “XXXXX” and the phrases “XXXXX” and “XXXXX” wherever they appear in the schedule and replace all of them with “XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX. (redacted commercially sensitive information)

(llll)                Schedule 2.5(c) (Closing Statement Template) of the Agreement is hereby amended to delete the word “XXXXXX” and the phrases “XXXXXXXXX” and “XXXXXX” wherever they appear in the schedule and replace all of them with “XXXXXXXXXXXXXXXXXXXXXXXXXXX. (redacted commercially sensitive information)

(mmmm)       Schedule 6.1 to the Agreement is hereby amended to delete the phrase “XXXXXXX” and replace it with “XXXXXXXXXXXXXXX”. (redacted commercially sensitive information)

(nnnn)             XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XX XXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(oooo)             XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(pppp)            XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(qqqq)             XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX X XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(rrrr)  XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(ssss)  XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(tttt)    XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

Redacted

EXECUTION VERSION

(uuuu)             XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX X XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(vvvv)             XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(wwww)        XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(xxxx)             XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXX XXXX (redacted commercially sensitive information)

(yyyy)             XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(zzzz) XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XX XXXX (redacted commercially sensitive information)

Redacted

EXECUTION VERSION

(aaaaa)           XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(bbbbb)          XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX X XXXX XX XXXXXXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXXX XXXX (redacted commercially sensitive information)

(ccccc)            XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXXXXXXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

(ddddd)          XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXXXXXXXX XXXX XXXXX XXXX XXXXX XXXX XXXXX XXXXX XXXXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX XXX XXXXX XXXXX X XXXX XXXXX XXXX XXXXX XXXX (redacted commercially sensitive information)

3.        Consents; Authorizations and Other Agreements.

(a)      Notwithstanding anything to the contrary in the Agreement, including in Section 2.2 thereof, the Parties agree that the Closing shall take place on August 2, 2013 and shall be deemed effective at 12:00:01 a.m. on such date, provided, however, for all financial and regulatory reporting purposes, the transactions contemplated by the Agreement to take place at the Closing shall be deemed to have occurred at 12:00:01 a.m. on August 1, 2013.

(b)      Pursuant to Section 5.1(a)(iii) of the Agreement, Purchaser hereby consents to the entry by SLUS into that certain Cleared Derivatives Addendum dated as of February 21, 2013, between SLUS and XXXXXX (redacted name of third party) attached hereto as Exhibit 36.

(c)        Purchaser hereby acknowledges and consents to the entry by SLUS into the Recapture Agreement by and between SLUS and the U.S. Branch, dated March 25, 2013, and Sellers and Purchaser acknowledge and agree that such agreement constitutes the SPWL Recapture Agreement.

(d)        Purchaser hereby authorizes Sellers and their Affiliates to transfer, via the BlackRock Aladdin platform, information relating to the Investment Assets or to investment assets otherwise contemplated to be transferred to Purchaser or any of its Affiliates pursuant to the terms of the Agreement or any of the Ancillary Agreements (“Investment Information”) to XXXXXX (redacted name of third party) (“XXXX”) or any of Purchaser’s or XXXX’s respective Affiliates. Purchaser shall, and shall cause its Affiliates and XXXX to, maintain in confidence all such Investment Information required to be held confidential under any Contract in respect of the Investment Information between Sellers or any of their Affiliates, on the one hand, and any third party, on the other hand, in accordance with the terms of such Contract. (redacted sensitive defined term)

(e)        Pursuant to Section 5.1(a)(iii) of the Agreement, Purchaser hereby acknowledges and consents to the entry by SLUS and SLFIAC into the Revolving Credit Note, dated June 26, 2013, pursuant to which SLUS will lend up to XXXX in principal sum to SLFIAC. (redacted number)

(f)        Holdco and Purchaser hereby acknowledge and agree that those certain agreements attached hereto as Exhibit 1 are Accommodation Contracts.

(g)        (i)        Each of the Sellers hereby represents and warrants to Purchaser as of the date of this Amendment and as of the Closing Date as follows: (A) each XXXXX Amendment is in full force and effect and is a legal, valid and binding obligation of SLNY or SLUS, as applicable, and is enforceable by SLNY or SLUS, as applicable, against XXXXX in accordance with its terms, subject to the Enforceability Exceptions; (B) all amounts due to be paid by SLNY or SLUS, as applicable, to XXXXX under the XXXXX Amendments were paid in full within the time required by the terms of the XXXXX Amendments or as otherwise consented to in writing by XXXXX, and, in any case, were paid in full prior to the date hereof; and (C) all recaptures under the XXXXX Amendments were executed in accordance with their terms. (redacted name of third party)

      (ii)        For purposes of this Section 3(g): (A) “XXXX” means XXXX; and (B) “XXXX” means collectively: (1) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; (2) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; (3) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; (4) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; (5) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX; and (6) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. (redacted commercially sensitive information)

      (iii)    The parties agree that the representations and warranties set forth in Section 3(g)(i) above shall be a Seller Specified Representation for all purposes under the Agreement.

4.        Miscellaneous

(a)       Except as expressly amended and/or superseded by this Amendment, the Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. References in any of the Ancillary Agreements to the Agreement shall be deemed to mean the Purchase Agreement as amended by this Amendment. References in the Purchase Agreement to any of the Ancillary Agreements shall be deemed to mean such Ancillary Agreement as amended by this Amendment.

(b)       THIS AMENDMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(c)       Section 12.6(c), Section 12.7, Section 12.8, Section 12.9, Section 12.10, Section 12.11, Section 12.12, Section 12.13 and Section 12.14 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

{Signature pages follow}

IN WITNESS WHEREOF, the parties have executed this Amendment as of the first date above written.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF
CANADA—U.S. OPERATIONS HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF
CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Amendment No. 1 to Stock Purchase Agreement]

SUN LIFE FINANCIAL INC.

By:
Name:
Title:

By:
Name:
Title:

DELAWARE LIFE HOLDINGS, LLC

By:
Name:
Title:

XXXXXX (redacted name of third party)

By:
Name:
Title:

XXXXXX (redacted name of third party)

By:
Name:
Title:

XXXXXX (redacted name of third party)

By:
Name:
Title:

[Signature Page to Amendment No. 1 to Stock Purchase Agreement]

Exhibit 31

Directors and Principal Executive Officers of SLUS and SLNY

SLNY

XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX

SLUS

XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX

(redacted names)

Exhibit 32

Letters of Credit

L/C Reference	Issuer	Applicant	Amount	Expiry Date

XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	*

XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX

XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX

(redacted commercially sensitive information)

*Letter of Credit renews automatically by its terms.

Redacted

EXHIBIT 1

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 2

CONFIDENTIAL

EXECUTION VERSION

REINSURANCE AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

Windsor, Connecticut

i

(continued)

ii

(continued)

SCHEDULES

A	Existing Reinsurance Agreements

B	Reinsured Policies

C	Securities to be Transferred as Part of the Estimated Initial Reinsurance Premium

iii

REINSURANCE AGREEMENT

This REINSURANCE AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Ceding Company”), and Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Reinsurer”). For purposes of this Agreement, the Ceding Company and the Reinsurer shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXXX, XXXXXX, and XXXXXX; (redacted names due to confidentiality)

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, as of the Effective Date, the Ceding Company intends to cede to the Reinsurer, and the Reinsurer intends to assume from the Ceding Company, on an indemnity coinsurance basis, 100% of the Reinsured Liabilities;

WHEREAS, pursuant to that certain Administrative Services Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (the “Administrative Services Agreement”), the Reinsurer is authorized to issue on behalf of the Ceding Company (i) certain employee benefits and group insurance policies, which policies will constitute Reinsured Policies hereunder, and (ii) renewals of the Reinsured Policies, and the Reinsurer will provide administrative services to the Ceding Company in respect of the Reinsured Policies; and

WHEREAS, pursuant to that certain Renewal Rights Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (the “Renewal Rights Agreement”), the Ceding Company’s right to renew the Reinsured Policies will be limited as set forth therein.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Administrative Services Agreement” shall have the meaning specified in the Recitals.

“Agreement” shall have the meaning specified in the Preamble.

“Asserted Liability” shall have the meaning specified in Section 13.4.

“Books and Records” means originals or copies of all books and records, documents and data (in each case, in whatever form maintained) in the possession or control of any of Sellers or their respective Affiliates to the extent that they pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Business, including statutory filings as required under Applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs and litigation files, but excluding, in any case, the Excluded Books and Records.

“Business” means the insurance operations conducted by the Ceding Company on the Effective Date with regard to the Reinsured Policies.

“Business Day” means any day on which a United States national banking association is open for regular business.

“Ceding Company” shall have the meaning specified in the Preamble.

“Ceding Company Indemnified Parties” shall have the meaning specified in Section 13.1

“claimant” shall have the meaning specified in Section 14.3.

“Claims Notice” shall have the meaning specified in Section 13.3.

2

“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

“Commissions” mean all commissions, expense allowances, benefit credits and other fees and compensation payable to Producers.

“Dispute” shall have the meaning specified in Section 14.1.

“Effective Date” shall have the meaning specified in the Preamble.

“Eligible Assets” shall have the meaning specified in Section 12.5.

“Estimated Asset Value” shall have the meaning specified in Section 3.1(a).

“Estimated Initial Reinsurance Premium” shall have the meaning specified in Section 3.1.

“Estimated Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.1.

“Excess Limits Liability” means any amounts payable in excess of the policy limit as a result of alleged or actual negligence in failing to settle or rejecting a settlement within the policy limit, in the preparation of the defense, in the trial of any action against the insured, or in the preparation of or prosecution of an appeal consequent upon such action. The date on which any Excess Limits Liability is incurred by the Ceding Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Excess Limits Liability arose.

“Existing Reinsurance Agreements” means (i) the reinsurance agreements listed on Schedule A under which the Ceding Company has ceded or retroceded to reinsurers (whether or not affiliated with the Ceding Company) risks arising solely in respect of the Reinsured Policies and (ii) any reinsurance agreement, trust or other agreement or instrument providing security for such reinsurance obligations entered into by the Ceding Company with the prior written consent of the Reinsurer to replace any of such reinsurance agreements or security arrangements following any termination or recapture thereof, as all such reinsurance agreements may be in force and effect from time to time and at any time, in each case that are (x) in force or are being treated as being in force as of the date hereof, or (y) terminated but under which there remains any outstanding liability or obligation from the reinsurer. Any Existing Reinsurance Agreement that is novated to the Reinsurer shall cease to be an Existing Reinsurance Agreement upon the effective date of such novation.

“Extra Contractual Obligations” means all liabilities, obligations and expenses not arising under the express terms and conditions of any Reinsured Policy, whether such

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liabilities, obligations or expenses are owing to an insured, a Governmental Entity or any other Person in connection with such Reinsured Policy, including (a) any liability for punitive, exemplary, consequential, special, treble, tort, bad faith or any other form of extra-contractual damages, (b) damages or claims in excess of the applicable policy limits of the Reinsured Policies, (c) statutory or regulatory damages, fines, penalties, forfeitures and similar charges of a penal or disciplinary nature, and (d) liabilities and obligations arising out of any act, error or omission, whether or not intentional, in bad faith or otherwise, including any act, error or omission relating to (i) the form, marketing, production, issuance, sale, cancellation or administration of Reinsured Policies or (ii) the failure to pay or the delay in payment of claims, benefits, disbursements or any other amounts due or alleged to be due under or in connection with Reinsured Policies (exclusive of interest on payments to policyholders, as determined in accordance with the laws of the jurisdiction applicable to such Reinsured Policy). The date on which any Extra Contractual Obligation is incurred by the Ceding Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Extra Contractual Obligation arose.

“Fair Market Value” shall have the meaning specified in Section 12.1.

“Final Asset Value” shall have the meaning specified in Section 3.2.

“Final Asset Value Statement” shall have the meaning specified in Section 3.2.”Final Initial Reinsurance Premium” shall have the meaning specified in Section 3.2.

“Final Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.2.

“Indemnified Party” shall have the meaning specified in Section 13.3.

“Indemnifying Party” shall have the meaning specified in Section 13.3.

“Initial Reinsurance Premium Deficiency” shall have the meaning specified in Section 3.2.

“Insolvency Vehicle” means any guarantee fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Ceding Company of part or all of any claim, debt, charge, fee or other obligation of an insurer or reinsurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

“Liabilities” means any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or

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unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

“Lockbox Account” shall have the meaning specified in Section 4.3.

“Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

“New York Courts” shall have the meaning specified in Section 14.9.

“Parties” shall have the meaning specified in the Preamble.

“Premiums” means premiums, considerations, deposits, loan repayments and similar amounts paid or payable in respect of the Reinsured Policies.

“Producers” mean all producers, brokers, agents, general agents or other Persons who market or produce the Reinsured Policies and who (i) have been appointed by the Ceding Company (to the extent appointment is required by Applicable Law), and (ii) are entitled to receive Commissions from the Ceding Company.

“Recoverables” shall have the meaning specified in Section 4.1.

“Reinsurance Credit Event” shall have the meaning specified in Section 11.1.

“Reinsurance Recoverables” means all amounts due or payable to the Ceding Company under the Existing Reinsurance Agreements, including all recoverables, returns, amounts in respect of profit sharing and all other sums to which the Ceding Company may be entitled under the Existing Reinsurance Agreements.

“Reinsured Liabilities” means (i) all liabilities and obligations for incurred but not reported claims, pending claims and benefits, unearned premiums, claim expenses, interest on claims or unearned premiums, amounts payable for returns or refunds of premiums and other contract benefits, in each case arising under or relating to the Reinsured Policies, (ii) Commissions payable with respect to the Reinsured Policies to or for the benefit of the Producers who marketed or produced the Reinsured Policies, (iii) premiums, payments, fees or other consideration or amounts due under any Existing Reinsurance Agreements, (iv) all unclaimed property liabilities arising under or relating to the Reinsured Policies, and (v) Excess Policy Liability and Extra Contractual

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Obligations arising in connection with a claim incurred under the Reinsured Policies, other than Extra Contractual Obligation or Excess Limits Liability arising out of, resulting from or related to any act, error or omission of the Ceding Company or its officers, directors, employees or agents (other than the Reinsurer), whether or not intentional, negligent, in bad faith or otherwise, on and after the Effective Date.

“Reinsured Policies” means (i) all insurance policies of the types described in Schedule B issued, assumed or entered into by the Ceding Company prior to the Effective Date, whether or not currently in-force, (ii) all insurance policies written or renewed on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement on and after the Effective Date, (iii) all riders and endorsements issued on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement, (iv) all revisions to the insurance policies, riders and endorsements described in Items (i) – (iii) that are required by Applicable Law by the Ceding Company and made on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement, and (v) portability benefit certificates issued under a portability benefit or similar trust policy insuring the types of risks described in Item (i). “Reinsured Policies” shall exclude any individual policies issued by the Ceding Company pursuant to any conversion or other similar provision of a Reinsured Policy.

“Reinsurer” shall have the meaning specified in the Preamble.

“Reinsurer Indemnified Parties” shall have the meaning specified in Section 13.2.

“Renewal Rights Agreement” shall have the meaning specified in the Recitals.

“Required Amount” shall have the meaning specified in Section 12.1.

“respondent” shall have the meaning specified in Section 14.3.

“Restricted Assets” shall have the meaning specified in Section 3.1(a).

“Restricted Cash Amount” shall have the meaning specified in Section 3.1(a).

“Revised Estimated Asset Value” shall have the meaning specified in Section 3.2.

“Revised Estimated Asset Value Statement” shall have the meaning specified in Section 3.2.

“Revised Estimated Initial Reinsurance Premium” shall have the meaning specified in Section 3.2.

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“Revised Estimated Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.2.

“SAP” means statutory accounting practices prescribed or permitted by the New York Superintendent of Financial Services.

“SLNY Agreements” means this Agreement, the Administrative Services Agreement, the Renewal Rights Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer.

“Stock Purchase Agreement” shall have the meaning specified in the Recitals.

“Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

“Termination Date” means the effective date of any termination of this Agreement as provided by Article VIII.

“Third Party Actuary” shall mean a nationally recognized accounting or actuarial firm mutually agreed upon by the Parties hereto; provided, that if the Parties are unable to mutually agree, they shall jointly request the President of the Society of Actuaries to appoint, within 10 Business Days from the date of such request, a nationally recognized accounting or actuarial firm with actuarial expertise independent of both the Ceding Company and the Reinsurer and their respective Affiliates to serve as the Third Party Actuary.

“Third Party Claimant” shall have the meaning specified in Section 13.4.

“Transferred Assets” shall have the meaning specified in Section 3.1(a).

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“Treasury Regulations” means the Treasury Regulations (including temporary and proposed Treasury Regulations) promulgated by the United States Department of the Treasury with respect to the Code or other United States federal tax statute

“Trust” and/or “Trust Account” shall have the meaning specified in Section 12.3.

“Trust Agreement” shall have the meaning specified in Section 12.2.

“Trust Triggering Event” shall have the meaning specified in Section 12.2(c).

“Trustee” shall have the meaning specified in Section 12.3.

Section 1.2  Other Definitions.  All capitalized terms not defined herein shall have the meanings set forth in the Stock Purchase Agreement.

Section 1.3  Interpretation.

(a)  When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

(b)  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)  The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(d)  The references to “days” mean calendar days unless Business Days are expressly specified.

(e)  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f)  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or

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consent and (in the case of statutes) by succession of comparable successor statutes.

(g)  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h)  Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

ARTICLE II

COVERAGE

Section 2.1  Coverage.  Subject to the terms and conditions of this Agreement, as of the Effective Date, the Ceding Company hereby cedes to the Reinsurer, and the Reinsurer hereby accepts and agrees to assume and reinsure 100% of the Reinsured Liabilities.

Section 2.2  Plan of Reinsurance.  This indemnity reinsurance is on a coinsurance basis.

Section 2.3  Conditions.  No material changes made on or after the Effective Date in the terms and conditions of the Reinsured Policies shall be covered hereunder without the prior approval of such changes by the Reinsurer, other than changes made by the Reinsurer as administrator in accordance with the Administrative Services Agreement or otherwise mandated under Applicable Law. In the event material changes are made in any Reinsured Policy without the prior approval of the Reinsurer, other than changes made in accordance with the Administrative Services Agreement or otherwise mandated under Applicable Law, this Agreement will cover Reinsured Liabilities arising from such Reinsured Policy as if the non-approved changes had not been made.

Section 2.4  Territory.  The territorial limits of this Agreement shall be identical with those of the Reinsured Policies.

ARTICLE III

INITIAL REINSURANCE PREMIUM

Section 3.1  Estimated Initial Reinsurance Premium.

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(a)  On the Effective Date, the Ceding Company shall pay to the Reinsurer the Estimated Initial Reinsurance Premium, consisting of (i) the assets listed on Schedule C (the “Transferred Assets”), having a total value as set forth in the column labeled “Total Value” in such Schedule, determined as of June 30, 2013 in accordance with SAP and including investment income due and accrued in respect of such assets as of such date (the “Estimated Asset Value”), but excluding any such assets subject to transfer restrictions on such date (“Restricted Assets”), plus (ii) cash or cash equivalents in an amount equal to the excess of the Estimated Initial Reinsurance Premium over the Estimated Asset Value, plus (iii) additional cash or cash equivalents in an amount equal to the total value of the Restricted Assets, determined as of June 30, 2013 in accordance with SAP, including investment income due and accrued in respect of such Restricted Assets (the “Restricted Cash Amount”). Following the Effective Date, the Ceding Company shall transfer any Restricted Assets to the Reinsurer as promptly as practicable, but in any event within five (5) Business Days, following the time the transfer restriction in respect of such Restricted Asset is cleared, and Reinsurer shall pay to the Ceding Company the Restricted Cash Amount in respect of such Restricted Asset within five (5) Business Days following such transfer. On the Effective Date, the Reinsurer shall pay the Ceding Company a ceding commission of $                 (redacted amount) in cash or cash equivalents.

(b)  The Reinsurer has prepared and delivered to the Ceding Company a statement (the “Estimated Initial Reinsurance Premium Statement”) setting forth the Reinsurer’s good faith calculation of the Estimated Initial Reinsurance Premium, including a statement of each component thereof, each based on the values determined as of end of the month immediately prior to the Effective Date. The “Estimated Initial Reinsurance Premium”, as determined by the Reinsurer, is $                 (redacted amount) being the amount equal to: (i) an amount equal to the gross statutory reserves that are required to be held by the Ceding Company for purposes of its statutory financial statements with respect to the Reinsured Policies, together with other assets and liabilities relating to the Reinsured Policies (consisting of premium receivable from policyholders, commission due and accrued, advanced premium, funds withheld liability under existing agreements, and net reinsurance receivable or payable under existing agreements), each determined in accordance with SAP as of end of the month immediately prior to the Effective Date, plus (ii) the interest maintenance reserve balance relating to the assets supporting the liabilities assumed under the Reinsurance Agreement immediately prior to the Effective Date, less (iii) the amount of reserves in Item (i) that are ceded under Existing Reinsurance Agreements as of end of the month immediately prior to the Effective Date.

Section 3.2  Final Initial Reinsurance Premium.

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(a)  Within 30 days after the Effective Date, the Reinsurer shall prepare and deliver to the Ceding Company (i) a revised Estimated Initial Reinsurance Premium Statement (the “Revised Estimated Initial Reinsurance Premium Statement”) setting forth the Reinsurer’s good faith calculation of any adjustments it deems necessary to the Estimated Initial Reinsurance Premium (the Estimated Initial Reinsurance Premium, as adjusted, the “Revised Estimated Initial Reinsurance Premium”), including a statement of each component thereof, each based on the applicable values determined as of the Effective Date, and (ii) a statement (the “Revised Estimated Asset Value Statement”) setting forth the Reinsurer’s good faith calculation of any adjustments it deems necessary to the Estimated Asset Value (such adjusted amount, the “Revised Estimated Asset Value”), based on the total value of the Transferred Assets determined as of the Effective Date in accordance with SAP including investment income due and accrued as of the Effective Date.

(b)  The Revised Estimated Initial Reinsurance Premium shall be deemed to be the “Final Initial Reinsurance Premium” and the Revised Estimated Asset Value shall be deemed to be the “Final Asset Value” , unless the Ceding Company provides a written notice to the Reinsurer within 120 days after the Effective Date stating that the Ceding Company disagrees with one or more of the entries or calculations (or any components thereof) set forth in the Revised Estimated Initial Reinsurance Premium Statement or the Revised Estimated Asset Value Statement and specifying in reasonable detail each item that the Ceding Company disputes, the amount in dispute for each such disputed item and the reasons supporting the Ceding Company’s positions. If the Ceding Company delivers such written notice within such 120 day period, the Ceding Company and the Reinsurer shall each negotiate in good faith to resolve the disputed items within 10 Business Days beginning on the date the Reinsurer receives the written notice. If the Ceding Company and the Reinsurer reach agreement with respect to any disputed items, the Reinsurer shall revise the Revised Estimated Initial Reinsurance Premium or the Revised Estimated Asset Value Statement, as applicable, to reflect such agreement. If the Ceding Company and the Reinsurer are unable to resolve all of the disputed items within such 10 Business Day period, the Ceding Company and the Reinsurer shall submit the unresolved disputed items to review by the Third Party Actuary. The Ceding Company and the Reinsurer shall instruct the Third Party Actuary to render its decision as to the disputed items within 30 days after the submission of the applicable matter for its review (or as soon thereafter as possible). The Third Party Actuary’s decision(s) shall be final, binding and conclusive upon the Ceding Company and the Reinsurer absent manifest error; provided that the Third Party Actuary’s decision as to any figure shall not be outside the range of such figures proposed by each of the Ceding Company and the Reinsurer. Following the resolution of all disputed items, the Reinsurer shall prepare and deliver to the Ceding Company revised

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settlement statements (the “Final Initial Reinsurance Premium Statement” and the “Final Asset Value Statement”) which shall reflect the resolution of all relevant disputed items and which shall set forth the “Final Initial Reinsurance Premium” and the “Final Asset Value”. The Ceding Company, on the one hand, and the Reinsurer, on the other hand, shall each bear the respective expenses incurred by it in connection with the matters set forth in this Section 3.2(b), except that the expenses of the Third Party Actuary shall be paid by the Ceding Company or the Reinsurer in proportion to those matters submitted to the Third Party Actuary that are resolved against the Ceding Company or the Reinsurer, as applicable.

(c)  If (i) the Final Initial Reinsurance Premium less the Final Asset Value, less (ii) the Estimated Initial Reinsurance Premium less the Estimated Asset Value (such difference, the “Initial Reinsurance Premium Deficiency”) is greater than or less than zero, there shall be an adjustment payment as follows:

(i)  if the Initial Reinsurance Premium Deficiency is a positive number, the Ceding Company shall pay to the Reinsurer via a wire transfer of immediately available funds to the account designated therefor in writing by the Reinsurer an amount equal to the Initial Reinsurance Premium Deficiency; and

(ii)  if the Initial Reinsurance Premium Deficiency is a negative number, the Reinsurer shall pay to the Ceding Company via a wire transfer of immediately available funds to the account designated therefor in writing by the Company an amount equal to the absolute value of the Initial Reinsurance Premium Deficiency.

(d)  The Party obligated to make any such adjustment payment shall do so within 10 Business Days after the date that the Final Initial Reinsurance Premium and the Final Asset Value are deemed to be determined.

ARTICLE IV

RECOVERABLES

Section 4.1  Assignment of Recoverables.  As additional consideration for the reinsurance provided herein, the Ceding Company hereby sells, assigns, transfers and delivers to the Reinsurer, effective as of the Effective Date, all of the Ceding Company’s right, title and interest in the Premiums and the Reinsurance Recoverables with respect to the Reinsured Policies or the Existing Reinsurance Agreements receivable by the Ceding Company and attributable to periods on and after the Effective Date (the “Recoverables”). To the extent that this Section 4.1 is ineffective to transfer ownership of the type of asset described, the Ceding Company agrees, at the Reinsurer’s sole cost and expense, to execute and record or cause its Affiliates to execute and record all additional instruments, bills of sale, deeds and other documents necessary to transfer such

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asset as soon practicable after the Effective Date. Direct receipt by the Reinsurer or any of its Affiliates of any such amounts shall satisfy any obligation of the Ceding Company to transfer any such amount to the Reinsurer hereunder. Any Recoverables paid to, or received by, any Affiliate of the Ceding Company shall be deemed to have been received by the Ceding Company and shall be payable hereunder as if received directly by the Ceding Company.

Section 4.2  Collection Agent Appointment.  The Ceding Company hereby appoints the Reinsurer as its agent to collect all Recoverables in the Ceding Company’s name for the account of the Reinsurer. The Ceding Company agrees and acknowledges that the Reinsurer and its permitted assigns and delegatees are entitled to enforce, in the name of the Ceding Company, all rights at law or in equity or good faith claims of the Ceding Company with respect to such Recoverables. If necessary for such collection, the Ceding Company shall, at the Reinsurer’s sole cost and expense, reasonably cooperate in any litigation or other dispute resolution mechanism relating to such collection. The Parties acknowledge and agree that the Ceding Company shall have no obligation to seek collection of any Recoverables and that the Reinsurer shall be responsible for and has hereby assumed the financial risk of any uncollected or uncollectible Recoverables from any payors thereof (other than the Ceding Company or any of its Affiliates). To the extent that the Ceding Company recovers any Recoverables from any third party attributable to the Reinsured Policies, the Ceding Company shall promptly transfer such amounts to the Reinsurer, together with any pertinent information that the Ceding Company may have relating thereto.

Section 4.3  Lockbox Accounts.    The Reinsurer shall, within a reasonable time following the Effective Date, establish one or more lockboxes and accounts in the name of the Reinsurer to be used solely with respect to the Recoverables (each lockbox and related account, a “Lockbox Account”). The Lockbox Accounts shall be owned by the Reinsurer. The Reinsurer may, and at the request of the Reinsurer, the Ceding Company shall, give written notice to each Person responsible for payment of any Recoverables after the Effective Date that such Recoverables have been sold and assigned to the Reinsurer and that payment thereof is to be made to the Reinsurer at the Lockbox Account designated by the Reinsurer. The Ceding Company shall cooperate with the Reinsurer in establishing a Lockbox Account under this Section 4.3.

Section 4.4  Ownership of Recoverables.  The Parties intend that the Ceding Company’s assignment pursuant to Section 4.1 to be a present sale and assignment of all of the Ceding Company’s rights, title and interest in the Recoverables and not an assignment for security. All monies, checks, drafts, money orders, postal notes and other instruments that may be received after the Effective Date by the Ceding Company for Recoverables shall be held in trust by the Ceding Company for the benefit of the Reinsurer and shall be promptly transferred and delivered to the Reinsurer, and any such instruments when so delivered shall bear all endorsements required to effect the transfer

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of same to the Reinsurer. The Reinsurer is hereby authorized to endorse for payment to the Reinsurer any such checks, drafts, money orders and other instruments pertaining to the Recoverables that are payable to, or to the order of, the Ceding Company and received by the Reinsurer under this Agreement, whether they are delivered to the Lockbox or otherwise transferred and delivered by the Ceding Company to the Reinsurer.

ARTICLE V

PAYMENTS TO CEDING COMPANY

Section 5.1  Payments to the Ceding Company.  The Reinsurer shall reimburse the Ceding Company in accordance with Article X of the Administrative Services Agreement for all (i) premium taxes due in respect of Premiums paid on or after the Effective Date, (ii) assessments or other similar charges in connection with participation by the Ceding Company in any Insolvency Vehicle, arising on account of direct Premiums paid on or after the Effective Date, and (iii) any out-of-pocket costs incurred or accrued directly or indirectly to third parties or Affiliates by the Ceding Company in respect of the Reinsured Policies on and after the Effective Date.

ARTICLE VI

ACCOUNTING AND SETTLEMENT

Section 6.1  Accounting and Settlement.  Pursuant to and in accordance with the terms of the Administrative Services Agreement, the Reinsurer shall prepare such periodic accounting reports regarding the business reinsured hereunder as may be agreed by the Reinsurer and the Ceding Company and the Reinsurer shall be solely responsible for making any and all payments under, arising from or relating to the Reinsured Policies.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1  Contract Administration.  The Reinsurer shall administer the Reinsured Policies pursuant to the Administrative Services Agreement. The Reinsurer shall administer the Reinsured Policies in accordance with: (i) the terms of the Administrative Services Agreement, (ii) Applicable Law, and (iii) the terms of the Reinsured Policies. In no event shall the Ceding Company provide administrative services in respect of the Reinsured Policies except as provided in the Administrative Services Agreement.

Section 7.2  Books and Records.  In conjunction with the Reinsurer’s administration of the Reinsured Policies, the Ceding Company will transfer to the Reinsurer by the Effective Date all Books and Records. The Ceding Company shall have reasonable access to the Books and Records in accordance with the provisions of the Administrative Services Agreement.

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Section 7.3  Misunderstandings and Oversights.  If any delay, omission, error or failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer shall adjust the situation to what it would have been had the misunderstanding or oversight not occurred. The Party first discovering such misunderstanding or oversight, or an act resulting from such misunderstanding or oversight, shall notify the other Party in writing promptly upon discovery thereof, and the Parties shall act to correct such misunderstanding or oversight within 20 Business Days of such other Party’s receipt of such notice.

ARTICLE VIII

DURATION AND TERMINATION

Section 8.1  Duration.  This Agreement shall commence at the Effective Date and continue until the earlier of (i) the date the Ceding Company’s liability with respect to the Reinsured Policies is terminated and all amounts due hereunder are settled; or (ii) the date on which this Agreement is terminated under Section 8.2.

Section 8.2  Termination.  This Agreement may be terminated by the mutual written consent of the Reinsurer and the Ceding Company.

ARTICLE IX

INSOLVENCY

Section 9.1  Insolvency.  The reinsurance ceded hereunder shall be payable by the Reinsurer on the basis of liability of the Ceding Company under the Reinsured Policies without diminution because of the insolvency of the Ceding Company, directly to the Ceding Company or its liquidator, receiver or statutory successor.

Section 9.2  Notice to Reinsurer.  In the event of the insolvency of the Ceding Company, the liquidator, receiver or statutory successor of the Ceding Company shall give written notice to the Reinsurer of the pendency of a claim against the Ceding Company on the Reinsured Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defenses which it deems available to the Ceding Company or its liquidator, receiver or statutory successor. Such expense shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company as a result of the defense undertaken by the Reinsurer. Where two or more assuming insurers are involved in the same claim and a majority in interest elect to interpose one or more defenses to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

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ARTICLE X

SETOFF

Section 10.1  Setoff.  Any undisputed debts or credits incurred on or after the Effective Date in favor of or against either the Ceding Company or the Reinsurer with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be setoff, and only the balance shall be allowed or paid; provided, that in the event of the insolvency of the Ceding Company, offsets shall only be allowed in accordance with New York Insurance Law Section 7427. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that it shall have no right hereunder or pursuant to Applicable Law to offset any amounts due or owing (or to become due or owing) to any other Party under this Agreement against any amounts due or owing by such other Party or any of its subsidiaries or Affiliates under any other agreement, contract or understanding.

ARTICLE XI

CREDIT FOR REINSURANCE

Section 11.1  Reinsurance Credit.

(a)  Reinsurer shall, at its own expense, take all steps necessary (including the establishment of trust accounts, posting of letters of credit or other acceptable security), to comply with all Applicable Laws in United States jurisdictions so as to permit the Ceding Company to obtain full statutory financial statement credit for reinsurance for the reinsurance provided under this Agreement in all applicable United States jurisdictions throughout the entire terms of this Agreement to the extent credit is not otherwise available under such Applicable Law. Any event that results in the Ceding Company being unable to obtain full statutory financial statement credit for the reinsurance provided under this Agreement shall be reference herein as a “Reinsurance Credit Event.” Reinsurer shall promptly notify the Ceding Company of any event or change or condition that will reasonably likely result in a Reinsurance Credit Event.

(b)  It is understood and agreed that any term or condition required by such Applicable Law in a United States jurisdiction to be included in this Agreement for the Ceding Company to receive financial statement credit for the reinsurance provided by this Agreement shall be deemed to be incorporated in this Agreement by reference. Further, the Parties agree to amend this Agreement or enter into other agreements or execute additional documents as needed to comply with the credit for reinsurance laws and regulations and/or the requirements of the applicable Governmental Authorities in all United States jurisdictions in which Ceding Company requires financial credit for the reinsurance provided by this Agreement.

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ARTICLE XII

SECURITY

Section 12.1  Definitions.  For purposes of this Article XII:

(a)  “Additional Amount” means, on the date of determination, the result of (A x (B/C)), where:

A = on the Inception Date, the excess of the Book Value of the initially deposited Eligible Assets over the Market Value of the initially deposited Eligible Assets, if positive; otherwise, A = zero.

B = the number of calendar quarters for the Amortization Period less the number of calendar quarters from the Inception Date to the date of determination.

C = the number of calendar quarters for the entire Amortization Period.

(b)  “Amortization Period” means the weighted average, using the Book Value of the initially deposited Eligible Assets on the Inception Date, of the remaining term to maturity of such assets, rounded up to the next integer.

(c)  “Book Value” means, at any date of determination, the amount stated for the value of an asset in the Trust Account on the Reinsurer’s statutory financial statements determined in accordance with then applicable statutory accounting principles, but disregarding any permitted practices applicable to the Reinsurer.

(d)  “Fair Market Value” means, at any date of determination, the fair market value of an asset as calculated by the Reinsurer. In providing this calculation, the Reinsurer shall use prices published by a nationally recognized pricing service for assets for which such prices are available, and for assets for which such prices are not available, the Reinsurer shall use methodologies consistent with those which it uses for determining the fair market value of assets held in its own general account (other than the Trust assets) in the ordinary course of business.

(e)  “Inception Date” means the date the initial Eligible Assets are deposited in the Trust Account.

(f)  “Required Amount” means, on the date of determination, the sum of (i) 100% of the Reinsured Liabilities determined in accordance with SAP on that date of determination, and (ii) the Additional Amount on that date of determination.

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(g)  “Valuation Ratio” means, with respect to any asset, the ratio of the Fair Market Value of such asset over its Book Value.

Section 12.2  Trust Triggering Events.  If at any time:

(a)  the Reinsurer has an insurance financial strength rating as provided by Standard & Poor’s Corporation of lower than “XXXX” (or, if such agency modifies its rating system, the equivalent rating under the modified system);

(b)  the Reinsurer has an insurance financial strength rating as provided by A.M. Best Company of lower than “XX” (or, if such agency modifies its rating system, the equivalent rating under the modified system); or

(c)  the Reinsurer’s total adjusted capital falls to a level which is less than XX% of company action level risk based capital, as reported to the insurance department of the Reinsurer’s state of domicile (each of the events described in clauses (a) – (c), a “Trust Triggering Event”); (redacted sensitive information)

then the Reinsurer shall as soon as reasonably practicable, but in no event later than 20 Business Days from the date of such Trust Triggering Event, establish a trust account under a trust agreement made substantially in accordance with the provisions set forth in this Article XII and reasonably satisfactory to the Ceding Company (the “Trust Agreement”) and initially deposit Eligible Assets (as defined below) with a Fair Market Value at least equal to 100% of the Reinsured Liabilities determined in accordance with SAP determined at the end of the immediately precedent calendar quarter.

Section 12.3  Establishment of Trust Account.  The Reinsurer shall select a trustee reasonably acceptable to the Ceding Company (the “Trustee”) and establish a trust account (the “Trust” or “Trust Account”) pursuant to the Trust Agreement, provided that the Parties agree that a bank or trust company that satisfies the standards of New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision shall be deemed to be an acceptable Trustee. Pursuant to the terms of the Trust Agreement, the assets in the Trust Account shall be held in trust by the Trustee for the sole benefit of the Ceding Company as security for the payment of the Reinsurer’s obligations to the Ceding Company under this Agreement. The Trust Account shall be established and maintained in compliance with New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision except (i) as provided in this Article XII, (ii) that the Reinsurer or its designated investment manager shall invest and reinvest assets in the Trust Account and may make substitutions and withdrawals in connection therewith so long as, following any such substitution or withdrawal, assets in the Trust Account have a Book Value in an amount at least equal to the Required Amount and each asset replacing any asset in the Trust Account has a Valuation Ratio greater than or equal to the Valuation Ratio of the asset it is replacing, and (iii) the Ceding Company shall give simultaneous notice of any request to withdraw Trust Account assets to the Reinsurer; provided, with

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respect to clause (iii), the Ceding Company shall not be required to give such notice if the Reinsurer’s total adjusted capital falls to a level which is less than XXXX% of company action level risk based capital, as reported to the insurance department of the Reinsurer’s state of domicile. (redacted amount)

Section 12.4  Ongoing Funding of Trust Account.  The Trust Agreement shall require the Reinsurer to ensure that at all times the Trust Account holds Eligible Assets with a Book Value at least equal to the Required Amount, provided that any adjustments shall be made in accordance with Section 12.8. All transfers to and withdrawals from the Trust Account shall be in accordance with and subject to the requirements set forth in this Article XII and the Trust Agreement.

Section 12.5  Eligible Assets.  The Trust Agreement shall provide that the assets held in the Trust Account after the initial deposit of Eligible Assets shall be valued at their Book Value as of the date as of which such assets are required to be valued. The assets that may be held in the Trust Account shall consist of cash, certificates of deposit issued by a U.S. bank and payable in U.S. dollars and securities representing investments of the type permitted by Section 1404(a)(1), (2), (3), (8) and (10) of the New York Insurance Law; provided, that for purposes of these investment standards, Section 1404(a)(2)(A)(ii) shall be modified by substituting “BBB- or higher” for “A or higher,” provided further, that each such investment that is a security is issued by an institution that is not the parent, subsidiary or Affiliate of either the Reinsurer or the Ceding Company (the “Eligible Assets”).

Section 12.6  Title to Assets.  Prior to depositing assets in the Trust Account, the Reinsurer will execute assignments, endorsements in blank, or transfer legal title to the Trustee of all shares, obligations or any other assets requiring assignments, in order that the Ceding Company, or the Trustee upon the direction of the Ceding Company, may whenever necessary negotiate such assets without the consent or signature from the Reinsurer or any other entity.

Section 12.7  Settlements.  All settlements of account under the Trust Agreement between the Ceding Company and the Reinsurer shall be made in United States dollars in cash or its equivalent.

Section 12.8  Adjustments and Withdrawals.  The Trust Agreement shall provide that the amount of security provided by the Reinsurer shall be adjusted following the end of each calendar quarter as follows.

(a)  If, at the end of a calendar quarter, the aggregate Book Value of the Eligible Assets held in the Trust Account is less than the Required Amount, then the Reinsurer shall, no later than 30 days following the end of such calendar quarter, transfer additional Eligible Assets to the Trust Account so that the

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aggregate Book Value of the Eligible Assets held in the Trust Account is not less than the Required Amount following the end of such calendar quarter.

(b)  If, at the end of a calendar quarter, the Book Value of the Eligible Assets held in the Trust Account exceeds 100% of the Required Amount, then the Reinsurer may request for the Ceding Company’s approval (which shall not be unreasonably or arbitrarily withheld, conditioned or delayed) to withdraw the excess. If the Ceding Company approves the release of such excess amount in accordance with the immediately preceding sentence, then the Ceding Company shall, within 15 calendar days from the date of its approval, instruct the Trustee to deliver such excess amount to the Reinsurer.

(c)  The Ceding Company may withdraw the assets held in the Trust Account at any time and from time to time, notwithstanding any other provisions of this Agreement, and assets withdrawn from such Trust Account shall be utilized and applied by the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company), without diminution because of insolvency on the part of the Ceding Company or the Reinsurer; provided, however, that the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company) may only withdraw such assets for one or more of the following purposes:

(i)  to reimburse the Ceding Company for any undisputed Reinsured Liabilities paid by the Ceding Company to the extent not paid by the Reinsurer when due;

(ii)  to pay any other undisputed amounts that are due the Ceding Company under this Agreement or the Administrative Services Agreement to the extent not directly paid to the Ceding Company by the Reinsurer when due; and

(iii)  where the Ceding Company has received notification of termination of the Trust Account, and where the Reinsurer’s obligations under this Agreement remain unliquidated and undischarged, to withdraw assets held in the Trust Account in an amount equal to such obligations and deposit such assets in a trust account established by the Ceding Company with any United States bank or trust company to be held in trust for such uses and purposes specified in Sections 12.8(c)(i) and (ii).

(d)  Any assets deposited into a trust account established pursuant to Section 12.8(c)(iii) and any interest or other earnings thereon shall be held in trust for the benefit of the Reinsurer, subject to the Ceding Company’s right to apply

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such assets to amounts due and payable by the Reinsurer to the Ceding Company under this Agreement for the sole purpose of funding the payments and reimbursements described in Section 12.8(c). The Reinsurer shall be entitled to any remaining assets in the trust account when all the Reinsurer’s obligations under the Agreement are liquidated and discharged.

(e)  The Ceding Company shall promptly return any amounts drawn on the Trust Account in excess of the actual amounts required for Sections 12.8(c)(i) and 12.8(c)(ii).

(f)  The cost of the Trust Account shall be borne by the Reinsurer. The cost of the trust account maintained pursuant to Section 12.8(c)(iii) shall be borne by the Ceding Company.

ARTICLE XIII

INDEMNIFICATION

Section 13.1  Reinsurer’s Obligation to Indemnify.  Without limiting any of the provisions of Article II hereof, the Reinsurer hereby agrees to indemnify, defend and hold harmless the Ceding Company, its Affiliates and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Ceding Company Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Ceding Company Indemnified Party arising from, based on or relating to: (a) the Reinsured Liabilities; (b) any breach or nonfulfillment by the Reinsurer of, or any failure by the Reinsurer to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (c) the Ceding Company’s actions taken at the written recommendation or direction of the Reinsurer; (d) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Reinsurer or its Affiliates affecting the Reinsured Policies during the term of this Agreement; and (e) any successful enforcement of this indemnity.

Section 13.2  Ceding Company’s Obligation to Indemnify.  The Ceding Company hereby agrees to indemnify, defend and hold harmless the Reinsurer, its Affiliates, and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Reinsurer Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Reinsurer Indemnified Party arising from, based on or relating to: (a) the Excluded Liabilities; (b) any breach or nonfulfillment by the Ceding Company of, or any failure by the Ceding Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Ceding Company or its Affiliates affecting the Reinsured Policies during the term of this Agreement; and (d) any successful enforcement of this indemnity; provided, however,

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that the Ceding Company shall have no obligation to indemnify, defend and hold harmless the Reinsurer Indemnified Parties for any Reinsured Liabilities.

Section 13.3  Indemnification Process and Procedures.  In the event that either the Ceding Company or Reinsurer determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 13.4  Right to Contest Claims of Third Parties.

(a)  If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article XIII (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 13.3 be delivered as promptly as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b)  The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article XIII, provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the

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Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 13.4 (or if the 30-day period described in this Section 13.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

(c)  In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d)  The Ceding Company and Reinsurer shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

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Section 13.5  Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 13.5 shall not apply with respect to Losses related to Taxes.

Section 13.6  Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 13.7  Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article XIII.

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ARTICLE XIV

ARBITRATION

Section 14.1  Resolution of Disputes.  Except as provided in Section 3.2 and Section 15.1, any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article XIV. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 14.2  Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 14.3 below.

Section 14.3  Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 14.4  Choice of Forum.  Any arbitration instituted pursuant to this Article XIV shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 14.5  Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the

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contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

Section 14.6  Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 14.7  Consolidation.  (a) If two or more disputes arise under the SLNY Agreements, then any or all such disputes may be brought in a single arbitration pursuant to this Section 14.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b)  Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c)  The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d)  The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order

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of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

Section 14.8  Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 14.9  Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 14.10  Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 14.11  No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

ARTICLE XV

DAC TAX

Section 15.1  DAC Tax Election.  The Parties shall elect, pursuant to Treasury Regulations Section 1.848-2(g)(8), to determine specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of

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Section 848(c)(1) of the Code. The Parties to this Agreement agree to the following provisions pursuant to Treasury Regulations Section 1.848-2(g)(8):

(a)  The terms “Net Positive Consideration,” “Specified Policy Acquisition Expenses” and “General Deductions Limitation” used in this Article are defined by reference to Treasury Regulations Section 1.848-2 and Section 848 of the Code;

(b)  The Party with the Net Positive Consideration for this Agreement for each taxable year shall capitalize Specified Policy Acquisition Expenses with respect to this Agreement without regard to the General Deductions Limitation of Section 848(c)(1) the Code;

(c)  The election shall be effective for the calendar year ending on or after the Effective Date and for all subsequent taxable years for which this Agreement is in effect; and

(d)  Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year, or as otherwise required by the Internal Revenue Service, to ensure consistency. The method and timing of the exchange of such information will be as follows:

(i)  The Ceding Company shall submit a report to the Reinsurer by May 1 of each year with its calculation of the net consideration for the preceding calendar year. If the Reinsurer accepts the Ceding Company’s calculation, it shall report such net consideration in its tax return for the previous calendar year.

(ii)  The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company, in writing, within 30 days of the Reinsurer’s receipt of the calculation. The Parties shall act in good faith to resolve the discrepancy in a manner acceptable to both Parties within 30 days of the date the Reinsurer submits its alternative calculation. If the Parties reach an agreement as to the calculation of net consideration, each Party shall report such net consideration in its respective tax return for the previous calendar year.

(iii)  If the Ceding Company and the Reinsurer are unable to reach agreement, they shall within 10 days of the expiration of the 30 day period set forth in this Section 15.1 cause an independent accounting firm to promptly review this Agreement and the calculations of the Ceding Company and the Reinsurer for the purpose of calculating the net consideration under this Agreement. In making such calculation, the independent accounting firm shall consider only those items or amounts in

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the Ceding Company’s calculation as to which the Reinsurer has disagreed or those items in the Reinsurer’s calculation for which there is no item or amount to which to compare in the Ceding Company’s calculation. The independent accounting firm shall deliver to the Ceding Company and Reinsurer, within 30 days or as promptly as practicable, a report setting forth such calculation, which calculation shall result in a net consideration between the amount thereof shown in the Ceding Company’s calculation delivered pursuant to this Section and the amount thereof in Reinsurer’s calculation delivered pursuant to this Section. Such report shall be final and binding upon the Ceding Company and the Reinsurer. The fees, costs and expenses of the independent accounting firm shall be borne (a) by the Ceding Company if the difference between the net consideration as calculated by the independent accounting firm and Ceding Company’s calculation is greater than the difference between the net consideration as calculated by the independent accounting firm and the Reinsurer’s calculation; (b) by the Reinsurer if the first such difference is less than the second such difference; and (c) otherwise equally by the Ceding Company and the Reinsurer.

ARTICLE XVI

MISCELLANEOUS PROVISIONS

Section 16.1  Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 16.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a)  If to the Ceding Company:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:                              (redacted phone number)

Attention:                                        (redacted name)

(b)  If to the Reinsurer:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

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Windsor, Connecticut 06095

Facsimile:                              (redacted phone number)

Attention:                                         (redacted name)

Section 16.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto and the State of Connecticut Insurance Department. Any assignment in violation of this Section 16.3 shall be void and shall have no force and effect.

Section 16.4  No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

Section 16.5  Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 16.6  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 16.7  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 16.8  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY

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TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 16.8.

Section 16.9  Integration.  This Agreement constitutes the entire agreement between the Parties with respect to the Reinsured Policies and there are no understandings between the Parties other than as expressed in this Agreement. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 16.10  Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. Any change or modification to this Agreement, or the waiver of any term of this Agreement, shall be subject to the prior written consent of the State of Connecticut Insurance Department.

Section 16.11  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

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Section 16.12  Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 16.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 16.12 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 16.12 before exercising any other right under this Agreement.

Section 16.13  Survival.  Article X, Article XIII, Article XIV and Article XVI shall survive the termination of this Agreement.

Section 16.14  Incontestability.  In consideration of the mutual covenants and agreements contained herein, each Party does hereby agree that this Agreement, and each and every provision hereof, is and shall be enforceable by and between them according to its terms, and each Party does hereby agree that it shall not contest the validity or enforceability hereof.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:

Name:
Title:

By:

Name:
Title:

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SCHEDULE A

EXISTING REINSURANCE AGREEMENTS

Reinsurer	Effective Date	Products Covered
XXXXXXX XXXXXX	01/01/2006 01/01/2000	Group long term disability
XXXXXXX XXXXXX	12/01/2007 01/01/2003	Group life, long term disability, short term disability, medical stop loss
XXXXXXX XXXXXX	01/01/2009	Medical stop loss
XXXXXXX XXXXXX	7/01/2013	Group Long-Term Disability

(redacted commercially sensitive information)

SCHEDULE B

REINSURED POLICIES

Group term life

Group long term disability

Group short term disability

Group accidental death and dismemberment

Group medical stop loss

Group dental

Group term life portability coverage

New York Disability Benefits Law coverage

SCHEDULE C

ASSETS TO BE TRANSFERRED AS PART

OF THE ESTIMATED INITIAL REINSURANCE PREMIUM

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 3

CONFIDENTIAL

EXECUTION VERSION

ADMINISTRATIVE SERVICES AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

Windsor, Connecticut

i

(continued)

(continued)

(continued)

ADMINISTRATIVE SERVICES AGREEMENT

This ADMINISTRATIVE SERVICES AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Company”), and Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Administrator”). For purposes of this Agreement, the Company and the Administrator shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXXXXXXXXX, XXXXXXXXXXXXXXX, and XXXXXXXXXXXXXXX (redacted names due to confidentiality);

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, pursuant to a Reinsurance Agreement between the Company and the Administrator that is being executed concurrently with this Agreement (the “Reinsurance Agreement”), the Administrator has agreed to indemnify the Company for 100% of the Reinsured Liabilities;

WHEREAS, the Company and the Administrator intend that the reinsurance under the Reinsurance Agreement remain in effect until all the Company’s liability with respect to the Reinsured Policies terminates and all amounts due thereunder are settled;

WHEREAS, the Company and the Administrator are entering into a Renewal Rights Agreement concurrently with this Agreement (the “Renewal Rights Agreement”)

pursuant to which the Company’s right to renew the Reinsured Policies and the Subject Contracts will be limited as set forth therein;

WHEREAS, the Company wishes to appoint the Administrator to provide administrative services with respect to the Reinsured Policies and the Subject Contracts and the Administrator desires to provide such administrative services;

WHEREAS, pursuant to that certain Transition Services Agreement, entered into concurrently with this Agreement, by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc. and Delaware Life Holdings, LLC (the “Transition Services Agreement”), an Affiliate of the Administrator will provide certain services to the Company and its Affiliates for an interim period of time; and

WHEREAS, pursuant to that certain Purchaser Transition Services Agreement, entered into concurrently with this Agreement, by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc. and Delaware Life Holdings, LLC (the “Purchaser Transition Services Agreement”), an Affiliate of the Company will provide certain services in respect of the Reinsured Policies and the Subject Contracts for an interim period of time.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

AUTHORITY; SERVICES; FEES; POWER OF ATTORNEY

Section 1.1  Authority.

(a)  The Company hereby appoints the Administrator, and the Administrator hereby accepts appointment, to provide as an independent contractor of the Company, from and after the Effective Date, all administrative services necessary or appropriate with respect to the Reinsured Policies and the Subject Contracts (the “Administrative Services”), all on the terms as set forth in this Agreement. In providing the Administrative Services, the Administrator shall handle all such matters, including the billing and collection of premiums and the defense, adjustment, settlement and payment of all claims arising under the Reinsured Policies and the Subject Contracts, as more fully set forth herein. Notwithstanding any other provision of this Agreement to the contrary, the Company shall retain all responsibility for the defense, adjustment, settlement and payment of all claims arising under Reinsured Policies that do not constitute Reinsured Liabilities.

(b)  For purposes of this Agreement:

(i)  “Subject Contract” means (A) an ASO Contract entered into by the Company prior to the Effective Date, (B) a new or renewal ASO Contract issued in the name of the Company pursuant to Section 4.7, (C) a VAS Contract entered into by the Company prior to the Effective Date, and (D) a new or renewal VAS Contract issued in the name of the Company pursuant to Section 4.8.

(ii)  “ASO Contract” means administrative service only contracts entered into by the Company under which the Company provides services for benefits afforded by employers and other groups of the same kind as the risks insured under the Reinsured Policies.

(iii)  “VAS Contract” means a contract for “value-added” services made available by the Company to its Reinsured Policy customers and, to a limited extent, its ASO Contract customers for fees that are either separately billed or included with the premiums for insurance products. “Value-added” services include Family and Medical Leave Act services, employee assistance programs, emergency travel assistance, identity theft protection and health care navigation services and similar services.

Section 1.2  Ultimate Authority.  Notwithstanding any other provision contained in this Agreement to the contrary, the Company shall (a) retain the ultimate authority to make all final decisions with respect to the administration of the Reinsured Policies and Subject Contracts, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company may only reject in good faith and in light of the intent of the Parties and (b) have the right to direct the Administrator to perform any action necessary for the Reinsured Policies or Subject Contracts or the administration thereof to comply with Applicable Law, or to cease performing any action that constitutes a violation of Applicable Law and would reasonably be expected to have an adverse impact on the Company.

Section 1.3  Transition Services.  The Parties hereby agree that to the extent any Administrative Service is provided (i) by the Company or an Affiliate of the Company to the Administrator pursuant to the Purchaser Transition Services Agreement, or (ii) by an Affiliate of the Administrator pursuant to the Transition Services Agreement, the Administrator shall have no obligation to provide such Administrative Service to the Company with respect to the Reinsured Policies or the Subject Contracts until the obligation to provide such Administrative Service to the Administrator pursuant to the Purchaser Transition Services Agreement or to the Company pursuant to the Transition Services Agreement (as applicable) has terminated in accordance with the terms of such agreement; provided, if in the reasonable discretion of the Company, the Company determines that any Administrative Service is not being provided pursuant to either the Purchaser Transition Services Agreement or the Transition Services Agreement, whether in whole or in part, then the Administrator shall be responsible for providing such

Administrative Service to the fullest extent required to administer the Subject Contracts in accordance with the terms set forth in this Agreement.

Section 1.4  Fees for Services.  Except as otherwise provided for in this Agreement, the Administrator shall provide Administrative Services with respect to the Reinsured Policies and the Subject Contracts pursuant to this Agreement at its sole cost and expense (including payment of all necessary fees to any third parties) in consideration for the promises made by the Company under this Agreement and the Reinsurance Agreement, and shall not receive any separate fee from the Company for the provision of the Administrative Services.

Section 1.5  Power of Attorney.  The Company hereby appoints and names the Administrator, acting through its authorized officers and employees, as the Company’s lawful attorney-in-fact, from and after the Effective Date for so long as the Administrator is authorized to perform the Administrative Services and solely to the extent necessary to provide the Administrative Services (all on terms and subject to the limitations set forth herein), (i) to do any and all lawful acts that the Company might have done with respect to the Reinsured Policies and the Subject Contracts, and (ii) to proceed by all lawful means (A) to perform any and all of the Company’s obligations with respect to the Reinsured Policies and the Subject Contracts, (B) to enforce any right and defend (in the name of the Company, when necessary) against any liability arising with respect to the Reinsured Policies and the Subject Contracts, (C) to sue or defend (in the name of the Company, when necessary) any action arising from or relating to the Reinsured Policies and the Subject Contracts, (D) to sign (in the Company’s name, when necessary) vouchers, receipts, releases and other papers in connection with any of the foregoing matters, (E) to take actions necessary, as may be reasonably determined, to maintain the Reinsured Policies and the Subject Contracts in compliance with Applicable Law, (F) to sign any and all documents necessary to carry out its obligations under this Agreement in accordance with the terms and conditions of this Agreement, and (G) to do everything lawful in connection with the satisfaction of the Administrator’s obligations and the exercise of its rights under this Agreement. The Company shall execute such powers of attorney and other documents as may be required or are reasonably necessary or appropriate in furtherance of the foregoing.

ARTICLE II

STANDARD FOR SERVICES; FACILITIES; SUBCONTRACTING

Section 2.1  Standard for Services.  The Administrator shall provide the Administrative Services in good faith and with the care, skill, prudence and diligence of a person experienced in administering group insurance and employee benefits insurance business. Without limiting the generality of the foregoing, the Administrator shall provide the Administrative Services (i) in accordance with the terms of the Reinsured Policies and the Subject Contracts, (ii) in accordance with the applicable terms of this Agreement, (iii) in compliance with Applicable Law, and (iv) subject to the foregoing

Items (i) – (iii), to the extent applicable, consistent with the standards of performance utilized by Administrator in the administration of its own business not subject to this Agreement. In performing services that involve claims processing, the Administrator shall obtain and maintain all necessary licenses and permits required in compliance with Applicable Laws. In providing services with respect to this Agreement, the Administrator agrees that any and all personal contact or communication, both oral and written, with the Company’s policyholders, insureds, beneficiaries, and agents will be done in the name of and on behalf of the Company. The Administrator further agrees that if any of its employees who have direct contact with the Company’s policyholders, insureds, or beneficiaries perform such services from a location outside New York, the Administrator will establish and maintain a toll free 800 telephone number for use by the Company’s policyholders, insureds, and beneficiaries.

Section 2.2  Facilities and Personnel.  The Administrator shall at all times maintain or contract for sufficient facilities and trained personnel of the kind necessary to perform its obligations under this Agreement in accordance with the performance standards set forth herein.

Section 2.3  Subcontracting.

(a)  Prior to the Administrator entering into any subcontract with another Person (the “Subcontractor”) in respect of the performance of any Administrative Service with respect to the Reinsured Policies and the Subject Contracts, the Administrator will notify the Company in writing of the proposed subcontract and will obtain the Company’s written consent of such proposed Subcontractor, which consent shall not be unreasonably withheld or delayed, provided that the Company’s consent under this Section is not required with respect to (i) any Affiliate of the Administrator or any subcontractor that provided such Administrative Service to the Business immediately prior to the date hereof, or (ii) any subcontractor that provides any Administrative Service to the Business on any date after the date hereof for an annual cost of $500,000 or less.

(b)  No subcontracting shall relieve the Administrator from any of its obligations or liabilities hereunder, and the Administrator shall remain responsible for all obligations or liabilities of such Subcontractor with respect to the providing of such service or services as if provided by the Administrator.

ARTICLE III

SUBJECT CONTRACT RECOVERABLES

Section 3.1  Assignment and Assumption of Subject Contracts.

(a)  As consideration for the Administrative Services to be provided by the Administrator in respect to the Subject Contracts herein, the Company hereby sells, assigns, transfers and delivers to the Administrator, effective as of the Effective Date, all of the Company’s right, title and interest in the fees and other consideration with respect to the Subject Contracts receivable by the Company and attributable to periods on and after the Effective Date and during the term of this Agreement (the “Subject Contract Recoverables”).

(b)  The Company hereby transfers to the Administrator, and the Administrator accepts such transfer, any and all of the Company’s obligations and liabilities under, with respect to, in connection with or otherwise arising out of or relating to the Subject Contracts, in each case attributable to periods on and after the Effective Date and during the term of this Agreement (the “Subject Contract Assigned Obligations and Liabilities”). In furtherance of the foregoing, the Administrator hereby irrevocably and unconditionally assumes and agrees to timely pay, perform, discharge, defend, litigate, contest, compromise and/or settle, as appropriate, or cause to be paid, performed, discharged, defended, litigated, contested, compromised and/or settled, as appropriate, in accordance with their respective terms, the Assigned Obligations and Liabilities.

(c)  To the extent that this Section 3.1 is ineffective to transfer the Subject Contract Recoverables and Subject Contract Assigned Obligations and Liabilities, the Company agrees, at the sole cost and expense of the Administrator, to execute and record or cause its Affiliates to execute and record all additional instruments, bills of sale, deeds and other documents, at the expense of the Administrator, necessary to transfer such assets and liabilities as soon practicable after the Effective Date.

(d)  Direct receipt by the Administrator or any of its Affiliates of any Subject Contract Recoverable amounts shall satisfy any obligation of the Company to transfer any such amount to the Administrator hereunder. Any Subject Contract Recoverables paid to, or received by, any Affiliate of the Company shall be deemed to have been received by the Company and shall be payable hereunder as if received directly by the Company.

Section 3.2  Collection Agent Appointment.  The Company hereby appoints the Administrator as its agent to collect all Subject Contract Recoverables in the Company’s name for the account of the Administrator. The Company agrees and acknowledges that the Administrator and its permitted assigns and delegatees are entitled to enforce, in the name of the Company, all rights at law or in equity or good faith claims of the Company with respect to such Subject Contract Recoverables. If necessary for such collection, the Company shall, at the Administrator’s sole cost and expense, reasonably cooperate in any litigation or other dispute resolution mechanism relating to such collection. The Parties acknowledge and agree that the Company shall have no obligation to seek collection of any Subject Contract Recoverables and that the Administrator shall be responsible for and has hereby assumed the financial risk of any uncollected or uncollectible Subject

Contract Recoverables from any payors thereof (other than the Company or any of its Affiliates). To the extent that the Company recovers any Subject Contract Recoverables from any third party attributable to the Subject Contracts, the Company shall promptly transfer such amounts to the Administrator, together with any pertinent information that the Company may have relating thereto.

Section 3.3  Lockbox Accounts.  The Administrator shall, within a reasonable time following the Effective Date, establish one or more lockboxes and accounts in the name of the Administrator to be used solely with respect to the Subject Contract Recoverables (each lockbox and related account, a “Lockbox Account”), provided that such Lockbox Account may be commingled with Recoverables (as defined in the Reinsurance Agreement) collected and placed in lockbox accounts under the Reinsurance Agreement. The Lockbox Accounts shall be owned by the Administrator. The Administrator may, and at the request of the Administrator, the Company shall, at the expense of the Administrator, give written notice to each Person responsible for payment of any Subject Contract Recoverables after the Effective Date that such Subject Contract Recoverables have been sold and assigned to the Administrator and that payment thereof is to be made to the Administrator at the Lockbox Account designated by the Administrator. The Company shall cooperate with the Administrator in establishing a Lockbox Account under this Section 3.3.

Section 3.4  Ownership of Subject Contract Recoverables.  The Parties intend that the Company’s assignment pursuant to Section 3.1(a) to be a present sale and assignment of all of the Company’s rights, title and interest in the Subject Contract Recoverables and not an assignment for security. All monies, checks, drafts, money orders, postal notes and other instruments that may be received after the Effective Date by the Company for the Subject Contract Recoverables shall be held in trust by the Company for the benefit of the Administrator and shall be promptly transferred and delivered to the Administrator, and any such instruments when so delivered shall bear all endorsements required to effect the transfer of same to the Administrator. The Administrator is hereby authorized to endorse for payment to the Administrator any such checks, drafts, money orders and other instruments pertaining to the Subject Contract Recoverables that are payable to, or to the order of, the Company and received by the Administrator under this Agreement, whether they are delivered to the Lockbox Account or otherwise transferred and delivered by the Company to the Administrator.

ARTICLE IV

POST-CLOSING POLICIES; RENEWAL POLICIES; AMENDMENTS

Section 4.1  Non-Renewal Date.  For purposes of this Agreement, the term “Non-Renewal Date” shall mean the later of (i) the date the Administrator has completed all changes to its systems and administrative procedures necessary to exercise its rights under the Renewal Rights Agreement, and (ii) the date the Administrator has received all rate and form approvals required by Governmental Authorities with respect to the issuance by the Administrator of the Reinsured Policies in its own name (together with any individual conversion policies applicable thereto), but in no event later than 12 months from the Effective Date.

Section 4.2  Post-Closing Policies.  The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new insurance policies with respect to the Business of the types currently being written in the Business (the “Post-Closing Policies”). The Parties acknowledge that such Post-Closing Policies are “Reinsured Policies” as defined in Section 1.1 of the Reinsurance Agreement.

Section 4.3  Renewal Policies.  To the extent that the terms of a Reinsured Policy allow for such Reinsured Policy to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such Reinsured Policy (the “Renewal Policies”). The Parties acknowledge that such Renewal Policies are “Reinsured Policies” as defined in Section 1.1 of the Reinsurance Agreement.

Section 4.4  Riders and Endorsements.  The Administrator may issue on behalf of the Company riders and endorsements to the Reinsured Policies and the Subject Contracts in the ordinary course of business consistent with the Company’s past practices.

Section 4.5  Reinsured Policy Revisions Required by Applicable Law.  The Administrator shall prepare and issue to (i) the holder of a group policy that constitutes a Reinsured Policy, (ii) the participating sponsor under a multi-sponsor group policy that constitutes a Reinsured Policy, and (iii) a certificate holder under a portability benefit or similar trust policy that constitutes a Reinsured Policy (collectively, the “Policyholders”) all revisions to such Reinsured Policies that are required by Applicable Law to be made by the Company.

Section 4.6  Application; Underwriting; Issue.  The Administrator shall assume all responsibility for (i) the provision of all applications and other policyholder materials to persons seeking a Post-Closing Policy or a Renewal Policy, (ii) all underwriting necessary or appropriate with respect to such applications, (iii) the processing of underwriting-related transactions, and (iv) the issuance of Post-Closing Policies and Renewal Policies.

Section 4.7  Post-Closing and Renewal ASO Contracts.  The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new ASO Contracts. To the extent that the terms of an ASO Contract allow for such ASO Contract to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such ASO Contracts.

Section 4.8  Post-Closing and Renewal VAS Contracts.  The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new VAS Contracts. To the extent that the terms of an VAS Contract allow for such VAS Contract to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such VAS Contracts.

Section 4.9  Termination of Authority.  The authority granted to the Administrator under Sections 4.2, 4.3, 4.4, 4.7 and 4.8 may be terminated by the Company prior to the Non-Renewal Date, upon written notice to the Administrator, (a) in the event that the Administrator assigns or delegates its underwriting authority with respect to such Post-Closing Policies, Renewal Policies or post-closing or renewal ASO Contracts and VAS Contracts to any Person (other than an Affiliate) without the prior written consent of the Company (which consent may be withheld in the Company’s sole discretion); (b) in the event that the Administrator issues any Post-Closing Policies, Renewal Policies or post-closing or renewal ASO Contracts and VAS Contracts outside of the States of New York and Rhode Island; (c) in the event that the Reinsurance Agreement is terminated or the Administrator is unable, as reinsurer under the Reinsurance Agreement, to reinsure Post-Closing Policies or Renewal Policies under the Reinsurance Agreement; or (d) in the event that the Administrator becomes insolvent or is placed into liquidation, rehabilitation, conservation, supervision, receivership or similar proceedings (whether voluntary or involuntary), or there is instituted against it proceedings for the appointment of a receiver, liquidator, rehabilitator, conservator or trustee in bankruptcy, to take possession of its assets or assume control of its operations.

Section 4.10  Timing of Company Name Change Filings.  For the avoidance of doubt, nothing in this Article IV shall obligate the Company to alter or modify the timing of any changes to the Company’s name that it plans to effectuate after the Effective Date in accordance with the Stock Purchase Agreement.

ARTICLE V

BILLINGS AND COLLECTIONS

Section 5.1  Billing and Collections.

(a)  The Administrator shall assume all responsibility for billing and collecting premiums, recoverables and other amounts payable to the Company with respect to the Reinsured Policies, the Subject Contracts and the Existing Reinsurance Agreements from and after the Effective Date. From and after the Effective Date, the Company shall promptly remit to the Administrator any such amounts received by it with respect to the Reinsured Policies and the Subject Contracts. The Company shall provide reasonable assistance to the Administrator in collection of premiums, recoverables and other amounts, such assistance to include signing documents and pleadings if required. The Administrator shall reimburse the Company for any out-of-pocket expenses its incurs in rendering such assistance.

(b)  Notwithstanding this Section 5.1, Article IV of the Reinsurance Agreement shall control the rights of the Parties with respect to Recoverables.

ARTICLE VI

CLAIMS ADMINISTRATION AND ACTUARIAL SERVICES

Section 6.1  Claim Administration Services.  The Administrator shall acknowledge, consider, review, investigate, deny, settle, pay or otherwise dispose of each loss claim reported under each Reinsured Policy and each Subject Contract (each, a “Claim” and collectively the “Claims”).

Section 6.2  Description of Claim Administration Services.  Without limiting the foregoing, the Administrator shall, with respect to business represented by the Reinsured Policies and the Subject Contracts:

(a)  provide claimants and their authorized representatives (collectively, “Claimants”) with Claim forms and provide reasonable explanatory guidance to Claimants in connection therewith;

(b)  establish, maintain and organize Claim files and maintain and organize other Claims-related records;

(c)  review all Claims and determine whether the Claimant is eligible for loss payments and if so, the nature and extent of such loss payments;

(d)  prepare and distribute to the appropriate recipients and Governmental Authorities any reports required by Applicable Law;

(e)  respond to all written or oral Claims-related communications that the Administrator reasonably believes to require a response; and

(f)  respond to and manage any Claims-related matters pursuant to Article VII.

Section 6.3  Actuarial Services.  The Administrator shall provide to the Company such actuarial opinions and certifications (or internal reliance letters as applicable), actuarial analyses and related reports as required by Governmental Authorities with respect to the Reinsured Policies, including current and future requirements, formal and ad hoc requests and other items necessary in support of any examination or audit. The Administrator shall also provide to the Company actuarial-related items necessary for financial reporting and disclosures and supporting documentation as required by Governmental Authorities or actuarial standards of practice with respect to the Reinsured Policies.

ARTICLE VII

REGULATORY AND LEGAL PROCEEDINGS

Section 7.1  Regulatory Complaints and Proceedings.  The Administrator shall:

(a)  to the extent permitted by Applicable Law, and subject to Section 7.4, respond to any Claims payment related complaints or inquiries made by any Governmental Authority with respect to the Reinsured Policies and the Subject Contracts within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law, and promptly provide a copy of such response to the Company;

(b)  promptly notify the Company of any material non-Claims payment related complaints or inquiries initiated by a Governmental Authority with respect to the Reinsured Policies and the Subject Contracts, and of any proceedings (either Claims or non-Claims related) initiated by a Governmental Authority with respect to the Reinsured Policies and the Subject Contracts, and, in either case, to the extent permitted by Applicable Law, prepare and send to the Governmental Authority, with a copy to the Company, a response within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law; provided that, subject to meeting such time frames, the Administrator shall provide such response to the Company for its prior review and comment;

(c)  subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all complaints, inquiries and proceedings by Governmental Authorities with respect to the Reinsured Policies and the Subject Contracts at its own cost and expense, and in the name of the Company when necessary;

(d)  at the Company’s request and expense, provide to the Company a report in a form mutually agreed by the Parties summarizing the nature of any such complaints, inquiries or proceedings by Governmental Authorities, the alleged actions or omissions giving rise to such complaints, inquiries or proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters; and

(e)  maintain a complaint log with respect to the Reinsured Policies and the Subject Contracts in accordance with applicable requirements of Governmental Authorities and make a copy of such log, continuously updated through the last day of each calendar quarter during the term of this Agreement, available for inspection by the Company upon five Business Days’ prior notice by the Company.

Section 7.2  Legal Proceedings.  The Administrator shall:

(a)  notify the Company within 10 Business Days after the end of each month of any lawsuit, action, arbitration or other dispute resolution proceedings that are instituted or threatened with respect to any matter relating to the Reinsured Policies and the Subject Contracts during the previous month (“Legal Proceeding(s)”);

(b)  subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all Legal Proceedings relating to the Reinsured Policies and the Subject Contracts at its own cost and expense, and in the name of the Company when necessary; and

(c)  keep the Company fully informed of the progress of all Legal Proceedings reported by the Administrator pursuant to (i) above and, at the Company’s request, provide to the Company a report summarizing the nature of such Legal Proceedings, the alleged actions or omissions giving rise to such Legal Proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters, in each case other than such files, documents and other information as would, in the judgment of counsel to the Administrator, lead to the loss or waiver of legal privilege.

Section 7.3  Notice to Administrator.  The Company shall give prompt notice to the Administrator of any Legal Proceeding made or brought against the Company after the Effective Date arising under or in connection with the Reinsured Policies and the Subject Contracts to the extent known to it and not made against or served on the Administrator or a Subcontractor as administrator hereunder, and in no event more than 10 Business Days after receipt of notice thereof, and shall promptly furnish to the Administrator copies of all pleadings in connection therewith. The Administrator shall assume the defense of the Company.

Section 7.4  Final Authority.  Notwithstanding the foregoing, as permitted under Section 1.2, the Company shall retain the final authority with respect to the resolution of inquiries by Governmental Authorities and consumer complaints, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company may only reject in good faith and in light of the intent of the Parties.

Section 7.5  Defense of Regulatory and Legal Proceedings.  The Company shall have the right to engage in its own separate legal representation, at its own expense, and to otherwise participate fully in the defense of any Legal Proceedings or complaints, inquiries or proceedings by Governmental Authorities with respect to the Reinsured Policies and the Subject Contracts in which the Company is a named party, but not to settle any such matter. The Administrator and the Company shall cooperate with each other with respect to the administration of any Legal Proceeding and any complaint, inquiry or proceeding by Governmental Authorities. The Administrator shall not settle any Legal Proceeding or any complaint, inquiry or proceeding by Governmental Authorities without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person, (ii) such settlement would not reasonably be expected to have material adverse precedential consequences to the Company, and (iii) the sole relief provided is monetary damages that are paid in full by the Administrator.

ARTICLE VIII

OTHER ADMINISTRATIVE SERVICES

Section 8.1  Existing Reinsurance Agreements.

(a)  The Administrator shall have the exclusive authority and responsibility to manage and administer the Existing Reinsurance Agreements, including providing all reports and notices required with respect to the Existing Reinsurance Agreements to the reinsurers within the time required by the applicable Existing Reinsurance Agreement and doing all other things necessary to comply with the terms and conditions of the Existing Reinsurance Agreement.

(b)  Administration of the Existing Reinsurance Agreements shall include enforcing on behalf of the Company any and all rights and obligations of the Company under the Existing Reinsurance Agreements, the payment on behalf of the Company of all reinsurance premiums due thereunder, using funds of the Administrator and the collection on behalf of the Company of all amounts due thereunder from the reinsurers to the Company for losses or loss adjustment expenses on the Reinsured Policies.

(c)  Notwithstanding this Section 8.1, Article IV of the Reinsurance Agreement shall control the rights of the Parties with respect to Recoverables.

Section 8.2  Services to Policyholders and Contractholders.  From and after the Effective Date, the Administrator shall provide all Policyholder services in connection with the Reinsured Policies and all contractholder services in connection with the Subject Contracts.

Section 8.3   Other Services.  The Administrator shall provide such other administrative services as are necessary or appropriate to fully effectuate the purpose of the Reinsurance Agreement and this Agreement, including such services as are not performed by or on behalf of Company on the date hereof but the need for which may arise due to changes or developments in Applicable Law.

ARTICLE IX

NOTICE TO POLICYHOLDERS

Section 9.1   Required Notice.  To the extent required by Applicable Law, the Administrator agrees to send to applicable Policyholders a written notice prepared by the Administrator and reasonably acceptable to the Company to the effect that the Administrator has been appointed by the Company to provide Administrative Services with respect to the Reinsured Policies and the Subject Contracts. The Administrator shall send such notice by first class U.S. mail at a time reasonably acceptable to the Company and the Administrator and in all events in accordance with Applicable Law. The Administrator may include such notice in a regularly scheduled mailing to Policyholders in lieu of a separate mailing.

ARTICLE X

QUARTERLY ACCOUNTINGS

Section 10.1  Quarterly Accountings.

(a)  Within 20 days after the end of each quarter in which Insolvency Vehicle assessments are assessed or payable by the Company, the Company shall submit to the Administrator a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, an “Insolvency Vehicle Assessment Accounting”) setting forth the Insolvency Vehicle amounts assessed against or payable by the Company, to the extent that such assessments arise on account of Premiums under the Reinsured Policies. Within five (5) Business Days of receipt of each Insolvency Vehicle Assessment Accounting, the Administrator shall remit to the Company the amount set forth on such Insolvency Vehicle Assessment Accounting with respect to the Insolvency Vehicle amounts.

(b)  Within 20 days after the last day of each quarter in which there is premium tax activity arising from the Reinsured Policies, the Administrator shall submit to the Company a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, a “Premium Tax Accounting”) setting forth the estimated premium taxes due on account of

Premiums under the Reinsured Policies paid on or after the Effective Date and collected during such quarter. Concurrent with the delivery of each Premium Tax Accounting, the Administrator shall remit to the Company the amount set forth on such Premium Tax Accounting with respect to such estimated premium taxes due.

(c)  Within 20 days after the last day of each quarter, the Company shall submit to the Administrator a written statement of accounting in a form agreed upon by the Parties (each, an “Expenses Accounting” and together with the Insolvency Vehicle Assessment Accountings and the Premium Tax Accounting, the “Quarterly Accountings”) including any and all out-of-pocket costs and expenses (other than the Insolvency Vehicle amounts) incurred or accrued directly or indirectly to third parties or Affiliates by the Company in respect of the Subject Contracts. Within five (5) Business Days of receipt of each Expenses Accounting, the Administrator shall remit to the Company the amount set forth on such Expenses Accounting with respect to such costs and expenses due, as well as any other amounts owed to the Company pursuant to this Agreement.

Section 10.2  Adjustments Regarding Quarterly Accountings.  In the event that subsequent data or calculations require revision of any of the Quarterly Accountings, the required revision and appropriate payments thereunder shall be made within 10 Business Days after the Parties mutually agree as to the appropriate revision.

ARTICLE XI

CERTAIN ACTIONS BY COMPANY

Section 11.1  Filings.  The Company shall prepare and timely file any filings required to be made with any Governmental Authority that relate to the Company generally and not just to the Reinsured Policies, including filings with Insolvency Vehicles and filings and premium tax returns with taxing authorities. The Administrator shall, in a timely fashion in light of the dates such filings by the Company are required, provide to the Company all information in the possession of the Administrator with respect to the Reinsured Policies that may be reasonably required for the Company to prepare such filings and tax returns.

Section 11.2  Annual Adjustment.  The Company shall pay or provide to the Administrator the benefit of any Post-Effective Date Assessments related to the Reinsured Policies which have been applied to reduce the Company’s premium tax liability (“Premium Tax Credits”). The Company shall provide to the Administrator by April 15 of each year a statement of the amount (the “Annual Adjustment”) of (i) premium taxes (including retaliatory taxes) paid with respect to premiums collected during the prior calendar year (to the extent that such taxes constitute the Reinsured Liabilities), less (ii) estimated premium taxes paid by the Administrator to the Company with respect to such premiums under the provisions of Article X, less (iii) Premium Tax Credits for the prior calendar year. By May 31 of each year the Administrator shall pay to the Company the Annual Adjustment, if a positive amount, and the Company shall pay or credit to the Administrator the Annual Adjustment, if a negative amount.

ARTICLE XII

REGULATORY MATTERS AND REPORTING

Section 12.1  Regulatory Compliance and Reporting.

(a)  The Administrator shall provide to the Company such information with respect to the Reinsured Policies and the Subject Contracts as is required to satisfy all current and future informational reporting, prior approval and any other requirements imposed by any Governmental Authority. Upon the reasonable request of the Company, the Administrator shall timely prepare such reports and summaries, including statistical summaries and certifications, as are necessary or reasonably required to satisfy any requirements imposed by a Governmental Authority upon the Company with respect to the Reinsured Policies and the Subject Contracts. In addition, the Administrator, upon the reasonable request of the Company, shall promptly provide to the Company copies of all existing records relating to the Reinsured Policies and the Subject Contracts (including, with respect to records maintained in machine readable form, hard copies) that are necessary to satisfy such requirements.

(b)  The Administrator shall promptly prepare and furnish to the Company all reports and related summaries (including statistical summaries), certificates of compliance and other reports required or requested by any Governmental Authority and related to the Reinsured Policies and the Subject Contracts. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(c)  The Administrator shall assist the Company and cooperate with the Company in doing all things necessary, proper or advisable in the most expeditious manner practicable in connection with any and all market conduct or other Governmental Authority examinations that include matters involving the Reinsured Policies and the Subject Contracts.

Section 12.2  Reporting and Accountings.  The Administrator shall assume the reporting and accounting obligations set forth below:

(a)  As soon as practicable but not more than 15 days after the end of each month that this Agreement is in effect and during which any transactions occurred in respect of the Reinsured Policies and the Subject Contracts (or more frequently as mutually agreed by the Parties), the Administrator shall timely provide to the Company reports and summaries of transactions (and upon request of the Company, detailed supporting records) related to the Reinsured Policies and the Subject Contracts as may be reasonably required for use in connection with the preparation of the Company’s statutory and U.S. GAAP financial statements, tax returns and other required financial reports and to comply with the requirements of the Governmental Authorities having jurisdiction over the Company, including all premiums received and all losses paid. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(b)  As soon as practicable but not more than 35 days after the end of the first three quarters of each calendar year that this Agreement is in effect and within 45 days after the end of the last quarter of each such year (or more frequently as mutually agreed by the Parties), the Administrator shall report to the Company the amount of reserves that the Company is required to report on its statutory and U.S. GAAP financial statements, tax returns and other required financial reports as of the quarter end, along with the amounts of reserves ceded to each reinsurer under the Existing Reinsurance Agreements.

(c)  Within 45 days after each calendar year end that this Agreement is in effect, the Administrator shall provide to the Company (i) a preliminary actuarial analysis regarding the adequacy of the statutory reserves for the Reinsured Policies, and (ii) within 60 days after each such calendar year (x) an opinion of an actuary reasonably acceptable to the Company as to the adequacy of statutory reserves for the Reinsured Policies, prepared according to accepted actuarial standards of practice, and as otherwise required for regulatory reporting purposes, and (y) an analysis which reasonably supports such opinion.

(d)  The Administrator shall promptly and timely provide notice to the Company of any changes in the reserve methodology used by the Administrator in calculating statutory reserves for the Reinsured Policies.

Section 12.3  Additional Reports and Updates.  For so long as this Agreement remains in effect, each Party shall periodically furnish to the other such other reports and information as may be reasonably required by such other Party for regulatory, tax, internal operating or similar purposes and reasonably available to it.

Section 12.4  Certification of Accuracy.  All information provided to the Company by the Administrator pursuant to this Agreement shall be complete and accurate in all material respects and the provision of such information shall constitute a certification by the Administrator of such completeness and accuracy.

ARTICLE XIII

BOOKS AND RECORDS

Section 13.1  Books and Records.  The Administrator shall keep accurate and complete records, files and accounts of all transactions and matters with respect to the Reinsured Policies and the Subject Contracts and the administration thereof in accordance with (i) Applicable Law, (ii) its record management practices as amended from time to time for the Administrator’s insurance business not covered by this Agreement, if any, and (iii) in accessible format. The Parties and their designated representative, or any Governmental Authority having jurisdiction over the Parties, including the Connecticut Insurance Department and the New York Department of Financial Services, may upon reasonable notice inspect, at the offices of the Administrator or the Company where such records are located, the papers and any and all other books or documents of the Administrator or the Company reasonably relating to this Agreement, including the Reinsured Policies and the Subject Contracts, and shall have access to appropriate employees and representatives of the other Party, in each case during normal business hours for such period as this Agreement is in effect or for as long thereafter as any rights or obligations of any Party survives or the Administrator or the Company reasonably need access to such records for regulatory, tax or similar purposes. The books and records with respect to each Reinsured Policy must be maintained for such period as would comply with (i) the records retention policies of the Administrator then in effect with regard to its own business, and (ii) New York Department of Financial Services Insurance Regulation No. 152. The information obtained shall be used only for purposes relating to the transactions contemplated under this Agreement.

ARTICLE XIV

COOPERATION

Section 14.1  Cooperation.  Each Party hereto shall cooperate fully with the other in all reasonable respects in order to accomplish the objectives of this Agreement including making available to each their respective officers and employees for interviews and meetings with Governmental Authorities and furnishing any additional assistance, information and documents as may be reasonably requested by a Party from time to time.

ARTICLE XV

PRIVACY REQUIREMENTS

Section 15.1  Privacy Requirements.

(a)  In providing the Administrative Services provided for under this Agreement, and in connection with maintaining, administering, handling and transferring the data of the Policyholder and other recipients of loss payments under the Reinsured Policies and the Subject Contracts, the Administrator shall, and shall cause its Affiliates and any permitted Subcontractors to, comply in all material respects with all confidentiality and security obligations applicable to them in connection with the collection, use, disclosure, maintenance and transmission of personal, private, health or financial information about individual Policyholders or loss payment recipients, including the provisions of privacy policies under which such information was gathered, those laws currently in place and which may become effective during the term of this Agreement, including the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, New York Department of Financial Services Insurance Regulation No. 173, and any other Applicable Laws. The Administrator shall entitle the Company and its agents and representatives, the Commissioner of Health and Human Services and such other Governmental Authorities, to the extent required by Applicable Law, to audit the Administrator’s compliance herewith. To the extent required by Applicable Law, the Administrator shall also enable individual subjects of personally identifiable information, upon request from such individuals, to review and correct information maintained by the Administrator about them, and to restrict use of such information. The Administrator shall promptly report to the Company any violation of this Section 15.1 of which the Administrator becomes aware. Unless required by Applicable Law, the Administrator shall not during the term of this Agreement modify the privacy policies under which information utilized by the Administrator in administering the Reinsured Policies and the Subject Contracts is gathered, without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)  The Administrator shall implement and maintain appropriate measures designed to meet the objectives of the New York Department of Financial Services Insurance Regulation No. 173 with respect to safeguarding the Company’s customer information and customer information systems. The Administrator shall adjust its information security program at the request of the Company for any relevant changes dictated by the Company’s assessment of risk around its customer information and customer information systems. Confirming evidence that the Administrator has satisfied its obligations under this Agreement shall be made available, during normal business hours, for inspection by the Company, anyone authorized by the Company, and any Governmental Authority that has regulatory authority over the Company’s business activities.

ARTICLE XVI

INDEMNIFICATION

Section 16.1  Indemnification by Administrator.  The Administrator hereby agrees to indemnify, defend and hold harmless the Company, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Company Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Company Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Administrator of, or any failure by the Administrator to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Company’s actions taken at the written recommendation or direction of the Administrator, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Administrator or its Affiliates affecting the Administrator’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however, that the Administrator shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Company Indemnitee.

Section 16.2  Indemnification by Company.  The Company hereby agrees to indemnify, defend and hold harmless the Administrator, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Administrator Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Administrator Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Company of, or any failure by the Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Administrator’s actions taken at the written recommendation or direction of the Company, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Company or its Affiliates affecting the Company’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however, that the Company shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Administrator Indemnitee.

Section 16.3  Indemnification Process and Procedures.  In the event that either the Company or the Administrator determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 16.4  Right to Contest Claims of Third Parties.

(a)  If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article XVI (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 16.3 be delivered as promptly as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b)  The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article XVI; provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 16.4 (or if the 30-day period described in this Section 16.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

(c)  In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d)  The Ceding Company and Reinsurer shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

Section 16.5  Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an

Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 16.5 shall not apply with respect to Losses related to Taxes.

Section 16.6  Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 16.7  Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article XVI.

Section 16.8  Defined Terms.  For purposes of this Article XVI,

(a)  “Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

(b)  “Liabilities” shall mean any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

(c)  “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

ARTICLE XVII

INABILITY TO PERFORM

Section 17.1  Inability or Failure to Perform Administrative Services.

(a)  Except as provided in Article XVIII, in the event that the Administrator is unable to perform all or a portion of the Administrative Services for any reason for a period that could reasonably be expected to exceed 10 Business Days, the Administrator shall promptly provide notice to the Company of its inability to perform the applicable Administrative Services. In the event that the Administrator fails to provide any notice required in the foregoing sentence, the Company may provide such notice to itself and the Administrator. Upon such notice, the Administrator shall obtain an alternative means of providing the Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services.

(b)  In the event that the Administrator commits three Material Breaches (as such term is defined below) of this Agreement during any rolling 12 month period, the Administrator shall obtain an alternative means of providing the impacted Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services. The term “Material Breach” shall mean a material breach of this Agreement by the Administrator, the occurrence of which is not subject to a good faith dispute between the Parties, that remains in existence 30 days after receipt by the Administrator of the Company’s written notice of such breach, which breach shall not have been cured within such 30 day period. Any Material Breach that is not cured within the foregoing cure period shall be deemed an additional Material Breach for purposes of this Section 17.1(b).

(c)  In the event that a third-party administrator is engaged in accordance with Section 17.1 and the Administrator subsequently determines in good faith that it is capable of performing the Administrative Services subcontracted to such third-party administrator, the Parties agree that the Administrator may replace the third-party administrator and resume its performance of such Administrative Services; provided that in the event that a third party administrator is engaged in accordance with Section 17.1(b), the Administrator shall be required to cure all material breaches to the reasonable satisfaction of the Company prior to resuming performance of such Administrative Services.

ARTICLE XVIII

DURATION; TERMINATION

Section 18.1  Duration.  This Agreement shall commence on the Effective Date and continue with respect to each Reinsured Policy until no further Administrative Services in respect of such Reinsured Policy are required, unless this Agreement is earlier terminated under Section 18.2.

Section 18.2   Termination.

(a)  The Company and the Administrator agree that it is their intent that this Agreement remain in effect until all the Company’s liability with respect to the Reinsured Policies and the Subject Contracts terminates. This Agreement is nevertheless subject to immediate termination at the option of the Company, upon written notice to the Administrator, if a voluntary or involuntary proceeding is commenced in any jurisdiction by or against the Administrator for the purpose of conserving, rehabilitating or liquidating the Administrator.

(b)  In the event that this Agreement is terminated under the provisions of Section 18.2(a), the Administrator shall have the right to select a third-party administrator to perform the services required by this Agreement. The Company shall have the right to approve any such administrator selected by the Administrator, but such approval will not unreasonably be withheld, conditioned or delayed. If the Administrator fails to select an administrator pursuant to this Section 18.2(b) within 20 Business Days of its termination, the Company shall select such an administrator. Any and all fees charged by a third-party administrator selected in accordance with this Section 18.2(b) for the performance of the Administrative Services shall be borne exclusively by the Administrator.

ARTICLE XIX

ARBITRATION

Section 19.1  Resolution of Disputes.  Any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article XIX. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 19.2  Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 19.3 below.

Section 19.3  Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 19.4  Choice of Forum.  Any arbitration instituted pursuant to this Article XIX shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 19.5  Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

Section 19.6  Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 19.7  Consolidation.  (a)  If two or more disputes arise under any of this Agreement, the Reinsurance Agreement, the Renewal Rights Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (collectively, the “SLNY Agreements”), then any or all such disputes may be brought in a single arbitration pursuant to this Section 19.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b)  Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c)  The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d)  The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

Section 19.8  Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 19.9  Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 19.10  Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 19.11  No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

ARTICLE XX

MISCELLANEOUS PROVISIONS

Section 20.1  Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 20.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a)  If to the Company:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention:   XXXXXX (redacted name)

(b)  If to the Administrator:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

Section 20.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 20.3 shall be void and shall have no force and effect.

Section 20.4  No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

Section 20.5  No Joint Venture or Partnership Intended.  Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

Section 20.6  Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 20.7  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 20.8  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 20.9  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 20.9.

Section 20.10  Integration.  This Agreement (together with the Schedules hereto and the other agreements, documents and instruments delivered in connection herewith), the Stock Purchase Agreement, the Reinsurance Agreement and the other Ancillary Agreements constitute the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 20.11  Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. Any change or modification to this Agreement, or the waiver of any term of this Agreement, shall be subject to the prior written consent of the State of Connecticut Insurance Department.

Section 20.12  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 20.13  Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 20.13, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 20.13 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 20.13 before exercising any other right under this Agreement.

Section 20.14  Setoff.  Any undisputed debts or credits incurred on or after the Effective Date in favor of or against either the Company or the Administrator with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be setoff, and only the balance shall be allowed or paid. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that it shall have no right hereunder or pursuant to Applicable Law to offset any amounts due or owing (or to become due or owing) to any other Party under this Agreement against any amounts due or owing by such other Party or any of its subsidiaries or Affiliates under any other agreement, contract or understanding.

Section 20.15  Force Majeure.  No Party shall be liable for any expense, loss or damage whatsoever arising out of any interruption of Administrative Services or delay or failure to perform under this Agreement caused by Force Majeure (except to the extent that the Administrative Service being provided was a disaster recovery service). For purposes of this Agreement, “Force Majeure” means any circumstance or event beyond the reasonable control of any Party relying upon such event or circumstance, including: acts of God, acts of a public enemy, acts of terrorism, acts of a nation or any state, territory, province or other political division thereof, changes in Applicable Law, fires, floods, epidemics, riots, quarantine restrictions, freight embargoes or other similar causes. In any such event, The Company’s and the Administrator’s obligations hereunder shall be postponed for such time as its or their performance is suspended or delayed on account thereof. If any Party is so affected, such Party will notify the other Parties in writing upon learning of the occurrence of such event of Force Majeure. Upon the cessation of the Force Majeure event, such Party will use commercially reasonable efforts to resume, or to cause the relevant Subcontractor, to resume, its performance with the least practicable delay.

Section 20.16  Disaster Recovery.  The Administrator represents that it has developed and shall maintain, for as long as Administrative Services are provided hereunder, a disaster recovery plan (“DRP”) related to the Administrative Services that is consistent with commercially reasonable business practices. For as long as Administrative Services are provided hereunder, the Administrator will: (i) periodically, but no less than one time per calendar year, update and test the operability of the DRP, (ii) certify to the Company at least once during every calendar year that the DRP is fully operational, (iii) in consultation with the Company, implement the DRP upon the declaration of a disaster under such DRP, and (iv) reinstate the Administrative Services upon the declaration of such a disaster within the applicable timeframes specified in the DRP. The Company shall have the right to review the DRP periodically, but no more than one time per calendar year at the Administrator’s location.

Section 20.17  Survival.  Article XIV, Article XV, Article XVI, Article XIX and Article XX shall survive the termination of this Agreement.

Section 20.18  Definitions.  Capitalized terms used herein and not defined herein, unless otherwise indicated, have the respective meanings assigned to them in the Reinsurance Agreement and, if not defined therein, in the Stock Purchase Agreement.

Section 20.19  Interpretation.

(a)  When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

(b)  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)  The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(d)  The references to “days” mean calendar days unless Business Days are expressly specified.

(e)  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f)  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

(g)  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h)  Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:

Name:
Title:

By:

Name:
Title:

Redacted

EXHIBIT 4

                                       (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 5

                                            (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 6

EXECUTION VERSION

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Escrow Agreement”) is entered into as of July 31, 2013 by and among Sun Life Assurance Company of Canada (U.S.), a stock life insurance company organized under the laws of the State of Delaware (“SLUS”), Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), and The Bank of New York Mellon, as escrow agent (the “Escrow Agent”). Each of SLUS and Holdco shall constitute an “Acquisition Party” and together, the “Acquisition Parties.” Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to such terms in the Stock Purchase Agreement (as defined below).

WHEREAS, in connection with the issuances of Medium Term Notes (the “Notes”) by Sun Life Financial Global Funding III, L.P. (the “Issuer”) in September 2006, SLUS (a) issued two funding agreements (the “Funding Agreements”) with an aggregate deposit amount of $900,000,000 to Sun Life Financial Global Funding III, L.L.C. (the “LLC”), which Funding Agreements form the principal funding source for the Issuer to pay interest and principal on the Notes, (b) issued an unencumbered demand note and/or a pledged demand note (collectively, the “Demand Notes”) with an aggregate principal amount of $100,000,000 to the LLC, which Demand Notes are intended to support the capital of the Issuer, and (c) entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LLC Swap”);

WHEREAS, the Issuer and Deutsche Bank AG, New York Branch (“DB”) have entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “DB Swap”);

WHEREAS, Holdco, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc. (“US OPS”), Sun Life Assurance Company of Canada, Delaware Life Holdings, LLC (the “Purchaser”), Sun Life Financial Inc. (solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 4.7, Section 5.5, Section 5.36, Section 11.3 and Article XII) have entered into that certain Stock Purchase Agreement with                 ,                  and                  (redacted names due to confidentiality) (solely for purposes of Article I, Section 2.1(a) Section 2.3(c), Section 2.3(k), Section 3.34, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII) dated as of December 17, 2012 (the “Stock Purchase Agreement”);

WHEREAS, pursuant to the Stock Purchase Agreement, at the Closing, the Sellers thereunder will cause SLUS to transfer and deposit with the Escrow Agent securities, cash or other assets with a value at least equal to the sum of:

(a) $900,000,000 (the “MTN Deposit Amount”), representing the full deposit amount of the Funding Agreements, which is required to be paid by SLUS on the Maturity Date (as defined in the Funding Agreements, the “Maturity Date”);

(b) $100,000,000 (the “Demand Note Principal Amount”), representing the aggregate principal amount of the Demand Notes;

(c) $                 (redacted amount) (the “Estimated Demand Note Interest Amount”), representing the sum of (1) the accrued but unpaid interest on the Demand Notes from and including the last Interest Payment Date (as defined in the Demand Notes) to but excluding the Closing Date, and the interest that will accrue and be payable on the Demand Notes from and including the Closing Date to but excluding the first succeeding Interest Payment Date (the “Next Interest Payment Date”) and (2) the aggregate of the remaining interest amounts that would be payable on the Demand Notes from and including the Next Interest Payment Date to but excluding October 6, 2013 (determined pursuant to the terms of the Demand Notes) assuming a rate of Three-Month LIBOR (as defined below) plus 100 bps;

(d) $                 (redacted amount) (the “FA Spread Amount”), representing the aggregate of all remaining amounts due and payable with respect to the FA Spread (as defined in the Funding Agreements) on the Funding Agreements on each remaining Reference Payment Date (as defined in the Funding Agreements),

(e) $                 (redacted amount) (the “Swap Amount”), representing an amount equal to the sums of all amounts with respect to the remaining Fixed Amount (as defined in the LLC Swap) scheduled to be due and payable on each remaining Fixed Rate Payer Payment Date (as defined in the LLC Swap) under the LLC Swap, and

(f) $                 (redacted amount) (the “Additional Escrow Amount”), representing an amount equal to a Fixed Amount with respect to one Fixed Rate Payer Payment Date under the LLC Swap (the MTN Deposit Amount, the Demand Note Principal Amount, the Estimated Demand Note Interest Amount, the FA Spread Amount, the Swap Amount and the Additional Escrow Amount are collectively referred to herein as the “Escrow Amounts”);

WHEREAS, Holdco and SLUS agree that the sum of the FA Spread Amount and the Swap Amount is an amount equivalent to the net amount payable by SLUS to the LLC under the Funding Agreements taken together with the LLC Swap, after taking into account amounts payable by LLC to SLUS on each Floating Rate Payer Payment Date;

WHEREAS, “Three-Month LIBOR” herein means the rate expressed as a percentage per annum for deposits in United States dollars for a three-month period that appears on Reuters LIBOR01 (or successor page) as of 11:00 a.m. (London time) on the London business day immediately preceding the Closing Date;

WHEREAS, the Estimated Demand Note Interest Amount is intended to be greater than the actual aggregate remaining interest amounts payable on the Demand Notes from and including the last Interest Payment Date to but excluding October 6, 2013 (determined pursuant to the terms of the Demand Notes);

WHEREAS, (1) Holdco will agree herein to transfer to the Escrow Agent for credit to the Escrow Account securities or cash with a value at least equal to any shortfall in the

Escrow Account (as defined below), including without limitation any shortfall related to the Estimated Demand Note Interest Amount being less than the actual interest amount payable on the Demand Notes for any interest rate period; (2) pursuant to the Stock Purchase Agreement, the Sellers (as defined therein), including Holdco, are required to indemnify, defend and hold harmless any Purchaser Indemnified Party (as defined therein) from and against any Losses (as defined therein) asserted against, imposed on or sustained, incurred or suffered by any Purchaser Indemnified Party to the extent arising from, based on or relating to, among other things, any Excluded Liability (as defined therein) or any other matter related to the Medium-Term Note Program (as defined therein); and (3) in connection with the transactions contemplated by the Stock Purchase Agreement, simultaneously with the execution of the Stock Purchase Agreement, Sun Life Financial issued that certain Guaranty in favor of Purchaser in respect of Holdco’s and US OPS’ obligations under the Stock Purchase Agreement; and

WHEREAS, the execution and delivery of this Escrow Agreement is a condition to the obligations of the Acquisition Parties under the Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Appointment. The parties hereby nominate, constitute and appoint the Escrow Agent to hold the Escrow Amounts in the Escrow Account in accordance with the terms and conditions hereinafter set forth.

2.         Agreement of Escrow Agent and Notice of Exclusive Control.

(a)        The Escrow Agent hereby agrees to act as escrow agent in accordance with the terms, conditions and instructions contained in this Escrow Agreement. The Escrow Agent shall not be subject to, nor required to comply with, any other agreement between or among any party hereto or to which any party hereto is a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Escrow Agreement) from any such party or any entity acting on their behalf.

(b)        Notwithstanding anything herein, upon the Escrow Agent’s receipt of a Notice of Exclusive Control (in the form attached hereto as Exhibit A) from Holdco, Escrow Agent will cease to comply with the instructions of SLUS and will only comply with the instructions of Holdco.

(c)        The parties acknowledge and agree that Holdco shall be entitled to send a Notice of Exclusive Control to the Escrow Agent upon the occurrence of any of the following events:

(i)        this Agreement shall be repudiated by SLUS or a final judgment shall be rendered declaring this Agreement to be unenforceable or incapable of performance in accordance with its terms with respect to SLUS; or

(ii)        SLUS shall fail to maintain its existence in good standing in its state of organization or formation or shall fail to be duly qualified, in good standing and authorized to do business in each jurisdiction where failure to do so has resulted in a final judgment declaring that this Agreement is unenforceable or incapable of performance in accordance with its terms with respect to SLUS; or

(iii)       SLUS shall dissolve, liquidate, merge, consolidate, or cease to be in existence for any reason, except in connection with any merger or consolidation with or into an affiliate of SLUS with the consent of Holdco, which consent shall not be unreasonably withheld; or

(iv)       SLUS shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any applicable U.S. Federal or state bankruptcy, insolvency, reorganization or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of SLUS or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against SLUS under any applicable U.S. Federal or state bankruptcy, insolvency, reorganization or other similar law, or shall make a general assignment for the benefit of its creditors, or shall admit in writing of its inability to pay its debts generally as they become due, or shall take any corporate action in furtherance of any such action; or

(v)        any involuntary case or other proceeding shall be commenced against SLUS seeking liquidation, reorganization or other relief with respect to itself or its debts under any applicable U.S. Federal or state bankruptcy, insolvency, reorganization or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of SLUS or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or

(vi)       SLUS shall create or permit to exist any lien on the property held in the Escrow Account (except for any lien granted under or contemplated by this Agreement) and a garnishment, writ of attachment or the like is issued against or served upon SLUS for the attachment of any property held in the Escrow Account; or

(vii)     other than as contemplated by this Agreement, SLUS shall grant, or any person shall perfect a security interest in, the property held in the Escrow Account.

(d)        The Escrow Agent will not be liable to SLUS for complying with a Notice of Exclusive Control, entitlement order or other direction originated by Holdco, even if SLUS notifies the Escrow Agent that Holdco is not legally entitled to issue the entitlement order, Notice of Exclusive Control or other direction. The Escrow Agent need not investigate whether Holdco is entitled to give an entitlement order, Notice of Exclusive Control or other direction.

3.         Formation of the Escrow Account.

(a)        Concurrently with the execution and delivery of this Escrow Agreement, SLUS shall have irrevocably transferred to the Escrow Agent the securities listed on Schedule 2 hereto (the “Securities”) and cash in the amount set forth on Schedule 2 (such cash, together with the Securities, the “Transferred Assets”) with an aggregate value that is at least equal to the Escrow Amount as of the Closing Date, to be held in accordance with the terms and conditions hereinafter set forth.

(b)        All parties hereto agree and acknowledge that: (i) other than as described in Section 3(a) above, SLUS shall have no obligation to transfer or make any payment to the Escrow Agent pursuant to the terms of this Escrow Agreement or otherwise, and (ii) the Escrow Funds (as defined below) are to be used to satisfy the payment obligations of SLUS under the Funding Agreements, the Demand Notes, the LLC Swap and this Agreement, in accordance with the terms herein (including, for the avoidance of doubt, after the Escrow Agent’s receipt of a Notice of Exclusive Control from Holdco pursuant to Section 2 hereof).

(c)        The Escrow Agent shall hold and safeguard the Transferred Assets in one escrow account with account number                  (redacted account number and name) (the “Escrow Account”). Further, the Escrow Agent shall hold and safeguard in the Escrow Account any dividends, distributions, interest and gains earned or realized on the Transferred Assets or paid with respect to the Transferred Assets, and any amount deposited by DB to the Escrow Agent from time to time with respect to the DB Swap (collectively, the “Transfer Assets Distributions”).

(d)        The Escrow Agent shall hold all Transferred Assets and Transfer Assets Distributions (together with the Transferred Assets, the “Escrow Funds”) in the Escrow Account pursuant to the terms herein and shall only release the Escrow Funds in accordance with the terms and conditions hereinafter set forth. The Escrow Agent shall have no obligation to determine the value of any securities deposited in accordance with this Section 3(a).

4.         Administration of the Escrow Account.

(a)        The Escrow Agent warrants and undertakes that, unless specifically authorized to do so in accordance with the provisions hereof, it will not give up the custody and safekeeping of the Escrow Funds.

(b)        During the term of this Escrow Agreement, the Escrow Funds constituted of cash shall be invested in any of the following investments (collectively, “Permitted Investments”), in each case, at the sole written direction of Holdco (provided that if Holdco does not provide such written direction concerning such Permitted Investments, then any uninvested cash balance of the Escrow Funds shall be invested in the BNY Mellon Cash Reserve Fund):

(i)        direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof; or

(ii)        any other investment that is approved in writing by Holdco and SLUS and available to the Escrow Agent, and which the Escrow Agent is able to administer in accordance with the terms of this Escrow Agreement in the ordinary course of its operations.

(c)        The Escrow Agent shall have no obligation to invest or reinvest the property held in escrow on the day of deposit if all or a portion of such property is deposited with the Escrow Agent after 11:00 AM Eastern Time. Such property is to be invested or reinvested no later than the following day on which commercial banks are open for business in New York (a “Business Day”). Instructions to invest or reinvest that are received after 11:00 AM Eastern Time will be treated as if received on the following Business Day. The Escrow Agent shall have the power to sell or liquidate the foregoing investments, upon written instructions of Holdco (which may be standing instructions) whenever the Escrow Agent shall be required to distribute amounts from the escrow property in the Escrow Account pursuant to the terms of this Escrow Agreement. Requests or instructions received after 11:00 AM Eastern Time by the Escrow Agent to liquidate all or any portion of the escrowed property in the Escrow Account will be treated as if received on the following Business Day. Any losses or gains incurred on such investment and reinvestment of the Escrow Funds shall be debited against or credited to the Escrow Account. The Escrow Agent shall have no liability for any loss sustained as a result of any investment in a Permitted Investment or any investment made pursuant to the instructions of Holdco or as a result of any liquidation of any investment prior to its maturity or for the failure of Holdco to give the Escrow Agent instructions to invest or reinvest the Escrow Funds. The parties to this Escrow Agreement acknowledge that non-deposit investment products are not obligations of, or guaranteed, by neither the Escrow Agent nor any of its affiliates; are not FDIC-insured; and are subject to investment risks, including the possible loss of principal amount invested.

(d)        The Escrow Funds shall be held by the Escrow Agent as escrow funds and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto.

5.          Payments from the Escrow Account.

(a)        On the date hereof, as promptly as reasonably practicable after the transfer described in Section 3(a), Holdco hereby directs the Escrow Agent to transfer an amount equal to $                 (redacted amount) to DB, which amount is to be debited from the Escrow Account and is pledged to DB as collateral to secure the Issuer’s obligation to make payments to DB in accordance with the DB Swap.

(b)        Not later than the fifth (5th) Business Day prior to each remaining Fixed Rate Payer Payment Date (as defined in the LLC Swap), Holdco will deliver a written notice (each, a “Swap Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of the Fixed Rate Payer Payment Date, (ii) the amount of the “Fixed Amount” that is due and payable on the LLC Swap on such Fixed Rate Payer Payment Date (the “Fixed Amount Payment”), (iii) the securities in the Escrow Account that shall be liquidated to produce a cash amount equal to the Fixed Amount Payment, and (iv) the account of the LLC to which the cash amount representing such Fixed Amount Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of such Swap Direction Notice and in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant Fixed Rate Payer Payment Date, (if applicable) liquidate investments in the Escrow Account in an amount equal to the relevant Fixed Amount Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the Swap Direction Notice. In the event the amounts in the Escrow Account are insufficient to make the Fixed Amount Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Fixed Rate Payer Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Fixed Amount Payment to the LLC in accordance with the Swap Direction Notice.

(c)        Not later than the fifth (5th) Business Day prior to each remaining Reference Payment Date (including, for the avoidance of doubt, the Maturity Date), Holdco will deliver a written notice (each, an “FA Spread Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of such Reference Payment Date, (ii) the amount of the FA Spread that is due and payable on the Funding Agreements on such Reference Payment Date (the “FA Spread Payment”), (iii) the securities in the Escrow Account that shall be liquidated to produce a cash amount equal to the FA Spread Payment, and (iv) the account of the LLC to which amounts representing such FA Spread Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of such FA Spread Direction Notice and in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant Reference Payment Date, liquidate investments in the Escrow Account in an amount equal to the relevant FA Spread Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the FA Spread Direction Notice. In the event the amounts in the Escrow Account are insufficient to make the FA Spread Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Reference Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant FA Spread Payment to the LLC in accordance with the FA Spread Direction Notice.

(d)        Not later than the fifth (5th) Business Day prior to the Maturity Date, Holdco will deliver a written notice (each, a “Principal Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of the Maturity Date, (ii) the Funding Account Balance (as defined in the Funding Agreements, but excluding any interest due and payable on the Funding Agreements to the extent included in an FA Spread Direction Notice) due and payable on the Notes on such Reference Payment Date (the “Principal Payment”), (iii) the securities in the Escrow Account that shall be liquidated to produce a cash amount equal to the Principal Payment, and (iv) the account of the LLC to which amounts representing such Principal Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of a Principal Direction Notice in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the Maturity Date, liquidate investments in the Escrow Account in an amount equal to the Principal Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the paying agent in accordance with the Principal Direction Notice. In the event the amounts in Escrow Account are insufficient to make the Principal Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Reference Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Principal Payment to the LLC in accordance with the Principal Direction Notice.

(e)        From time to time, to the extent that any amounts are due and payable by SLUS on the Demand Notes, including in respect of both interest and principal thereunder, Holdco will deliver, not later than the fifth (5th) Business Day prior to the date such amount is due, written notice (each, a “Demand Note Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date such amount is due and payable by SLUS, (ii) the amount that is due and payable by SLUS (the “Demand Note Payment”), (iii) the securities in the Escrow Account that shall be liquidated to produce a cash amount equal to the Demand Note Payment, and (iv) the account of the LLC to which amounts representing such Demand Note Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of a Demand Notice Direction Notice in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant payment date, liquidate investments in the Escrow Account in an amount equal to the Demand Notice Obligation and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the Demand Note Direction Notice. In the event the amounts in the Escrow Account are insufficient to make the Demand Note Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant payment date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Demand Note Payment to the LLC in accordance with the Demand Note Direction Notice.

(f)        Following the Maturity Date (but in no event later than the tenth Business Day thereafter), if there is any outstanding Securities, assets and other cash amount in the Escrow Account (such amount, the “Excess Escrow Funds”) after the Escrow Agent has made the relevant payments as set forth in Section 5 above, and no fee set forth in Section 9 is due and payable to the Escrow Agent by Holdco, the Escrow Agent shall, at the written instructions of Holdco and SLUS, release such Excess Escrow Funds to Holdco.

(g)        Notwithstanding the foregoing, in the event that Holdco notifies the Escrow Agent and SLUS that an “Event of Default” (as defined in the Indenture) with respect to the Notes has occurred and is continuing, the parties agree that the Escrow Agent shall only liquidate investments in the Escrow Account and make payments from such Escrow Account at the joint written instructions of Holdco and SLUS. “Indenture” for this purpose means the Indenture among Sun Life Financial Global Funding III, L.P., Sun Life Financial Global Funding III, U.L.C., Sun Life Financial Global Funding III, L.L.C., and JPMorgan Chase Bank, N.A., as indenture trustee, dated as of September 5, 2006, as amended, supplemented, or otherwise modified from time to time.

6.        Withholding.  The Escrow Agent shall be entitled to deduct and withhold from any Earnings, or from any payment to Holdco, any amounts that are required to be deducted and withheld with respect thereto under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, they shall be treated as having been paid to the party from which they were withheld.

7.         Term.  This Escrow Agreement shall terminate upon the latest to occur of (i) delivery by Holdco to SLUS and the Escrow Agent of a certification that the obligations of SLUS in respect its obligations under the Funding Agreements, the Demand Notes and the LLC Swap have been satisfied and (ii) such time as no amounts are held in the Escrow Account.

8.         Account Opening Information/TINs.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When an account is opened, the Escrow Agent shall ask for information that will allow it to identify relevant parties, including, but not limited to, SLUS’s and Holdco’s name, physical address, tax identification number and other information that will help the Escrow Agent to identify and verify SLUS’s and Holdco’s identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information. Each of SLUS and Holdco agrees that the Escrow Agent cannot open the Escrow Account hereunder unless and until the Escrow Agent verifies SLUS’s and Holdco’s identity in accordance with the Escrow Agent’s Customer Identification Program requirements under the USA PATRIOT Act and its implementing regulations.

The parties hereto shall provide the Escrow Agent with a properly completed and executed original IRS Form W-8 or W-9, as applicable, prior to execution of the Escrow Agreement. All interest and any other income, gains or losses earned or incurred by the Escrow Funds shall be treated for all tax purposes as earned by SLUS, and shall be reported as such by SLUS (which will be deemed the owner of the account). It is understood that the Escrow Agent is only responsible for income reporting and not any other type of reporting. The Escrow Agent does not have any interest in the Escrow Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. SLUS shall pay or reimburse the Escrow Agent upon request for any transfer taxes or other taxes relating to the Escrow Funds incurred in connection herewith and SLUS shall indemnify and hold harmless the Escrow Agent any amounts that it is obligated to pay in the way of such taxes. Any payments of income from the Escrow Account shall be subject to withholding regulations then in force with respect to United States taxes. It is understood that the Escrow Agent shall be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrow Funds and is not responsible for any other reporting. This Section 8 shall survive notwithstanding any termination of this Escrow Agreement or the resignation or removal of the Escrow Agent.

9.         Compensation and Reimbursement of Escrow Agent.  The Escrow Agent shall be entitled to the fees set forth in a separate agreement among the Escrow Agent and Holdco for the performance of services by the Escrow Agent hereunder. Holdco shall be responsible for and shall reimburse the Escrow Agent upon demand for all expenses, disbursements and advances incurred or made by the Escrow Agent in connection with this Escrow Agreement. Holdco shall pay all activity charges as per the Escrow Agent’s current fee schedule. If any fees, expenses or costs incurred by, or any obligations owed to, the Escrow Agent hereunder are not promptly paid when due, the Escrow Agent may reimburse itself therefor from the Escrow Funds and may sell, convey or otherwise dispose of any assets in the Escrow Funds for such purpose. Except as provided in this Section 9, the Escrow Agent shall not apply or use any portion of assets in the Escrow Account, to or in satisfaction of any claim or right it or any of its affiliates has or may have against Holdco, SLUS or any of their respective affiliates.

10.         Replacement of Escrow Agent.

(a)         The Escrow Agent may resign its duties and obligations hereunder by giving to SLUS and Holdco written notice to that effect, but its resignation shall not become effective until a successor escrow agent shall have been appointed by mutual agreement, in writing, of SLUS and Holdco. In the event the Escrow Agent is dissolved, becomes bankrupt or is otherwise incapable of acting hereunder, SLUS and Holdco shall within fifteen Business Days of the occurrence of the event which renders the Escrow Agent incapable of performing hereunder, by mutual consent, appoint a new escrow agent. In the event SLUS and Holdco are unable to agree upon a successor escrow agent within fifteen Business Days after receipt of the Escrow Agent’s written resignation or within fifteen Business Days after the occurrence of the event which renders the Escrow Agent incapable of performing hereunder, the Escrow Agent shall have the right but not the obligation to petition a court of competent jurisdiction to appoint a bank or other financial institution experienced in such matters as successor escrow agent. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Escrow Agent in connection with such proceeding shall be paid by Holdco. The Escrow Agent shall, upon receipt of a joint written instruction of SLUS and Holdco, deliver the Escrow Funds plus copies of applicable records in the possession of the Escrow Agent to any such successor escrow agent.

(b)        SLUS and Holdco shall have the power at any time by mutual consent to remove the Escrow Agent upon 5 calendar days’ prior written notice. Such removal shall take effect upon delivery of the Escrow Funds plus copies of applicable records in the possession of the Escrow Agent to a successor escrow agent designated in a joint written instruction. The Escrow Agent shall deliver the Escrow Funds, without unreasonable delay after receiving notice of the designation of such successor escrow agent or hold such Escrow Funds (or any portion thereof), pending distribution, until all such fees, costs and expenses or other obligations are paid.

(c)        Upon the appointment of a successor escrow agent under this Section 10, the successor escrow agent shall be deemed to be the Escrow Agent for all purposes of this Escrow Agreement; and, upon delivery of the Escrow Funds and applicable records, the previous Escrow Agent shall have no further duties or responsibilities hereunder and shall be released from any and all liability hereunder for any actions occurring after its replacement.

11.        Concerning the Escrow Agent.  Notwithstanding any provision contained herein to the contrary, the Escrow Agent, including its officers, directors, employees and agents, shall:

(a)        not be liable for any action taken or omitted under this Escrow Agreement so long as it shall have acted in good faith and without gross negligence or willful misconduct;

(b)        have no responsibility to inquire into or determine the accuracy, completeness, genuineness, authenticity, or sufficiency of any securities, checks, instructions, calculations or other documents or instruments held by or deposited with it in connection with its duties hereunder or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any document, security or endorsement;

(c)        be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may conclusively presume that the undersigned representative of any party hereto which is any entity other than a natural person has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to the Escrow Agent;

(d)        have no responsibility or liability for any diminution in value of any assets held hereunder which may result from any investments or reinvestment made in accordance with any provision which may be contained herein or any written directions received by it from the Acquisition Parties hereto;

(e)        in the event any dispute shall arise between any party hereto with respect to the disposition or disbursement of any of the assets held hereunder or in the event that the Escrow Agent shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of the Escrow Agreement, be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such assets in the Escrow Account so long as such dispute or conflict shall continue, and the Escrow Agent shall not be or become liable in any way to any party for failure or refusal to comply with such conflicting claims, demands or instructions. The Escrow Agent shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or shall have been settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent or (ii) the Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all Escrow Losses (as defined in Section 13 hereof) which it may incur by reason of so acting. The Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceeding shall be paid by Holdco;

(f)        have only those duties as are specifically provided herein, which shall be deemed purely ministerial in nature, and shall under no circumstance be deemed a fiduciary for any of the parties to this Escrow Agreement. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement. ANYTHING IN THIS ESCROW AGREEMENT TO THE CONTRARY NOTWITHSTANDING, IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER OR ANY ACTION TAKEN OR OMITTED OR FOR ANY LOSS OR INJURY RESULTING FROM ITS ACTIONS OR ITS PERFORMANCE OR LACK OF PERFORMANCE OF ITS DUTIES HEREUNDER, SO LONG AS IT SHALL HAVE ACTED IN GOOD FAITH AND WITHOUT GROSS NEGLIGENCE OR WILLFUL

MISCONDUCT, OR (ii) SPECIAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL LOSS OR DAMAGES OF ANY KIND WHATSOEVER (INCLUDING BUT NOT LIMITED TO LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION, OR (iii) ACTING IN ACCORDANCE WITH OR RELYING UPON ANY JOINT INSTRUCTION, NOTICE, DEMAND, CERTIFICATE OR DOCUMENT FROM SLUS AND HOLDCO OR ANY ENTITY ACTING ON BEHALF OF SLUS AND HOLDCO, OR (iv) FOR THE ACTS OR OMISSIONS OF ITS NOMINEES, CORRESPONDENTS, DESIGNEES, ATTORNEYS, AGENTS, SUBAGENTS OR SUBCUSTODIANS, TO THE EXTENT THAT SUCH PERSONS WERE NOMINATED OR APPOINTED BY THE ESCROW AGENT WITH DUE CARE, OR (v) FOR AN AMOUNT IN EXCESS OF THE VALUE OF THE ESCROW FUND, VALUED AS OF THE DATE OF DEPOSIT;

(g)        have the right, but not the obligation, to consult with counsel of its choice at the reasonable expense of Holdco, as to any matter relating to this Escrow Agreement and shall not be liable for action taken or omitted to be taken by Escrow Agent in accordance with the written advice of such counsel;

(h)        not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility);

(i)        unless otherwise specifically set forth herein, proceed as soon as practicable to collect any checks or other collection items at any time deposited hereunder. All such collections shall be subject to the Escrow Agent’s usual collection practices or terms regarding items received by the Escrow Agent for deposit or collection. The Escrow Agent shall not be required, or have any duty, to notify anyone of any payment or maturity under the terms of any instrument deposited hereunder, nor to take any legal action to enforce payment of any check, note or security deposited hereunder or to exercise any right or privilege which may be afforded to the holder of any such security;

(j)        provide to SLUS and Holdco monthly statements identifying transactions, transfers or holdings of the Escrow Funds and each such statement shall be deemed to be correct and final upon receipt thereof by SLUS and Holdco unless the Escrow Agent is notified in writing to the contrary within 30 Business Days of the date of such statement;

(k)        in the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, in its sole discretion, refrain from taking any action other than retain possession of the Escrow Funds, until the Escrow Agent receives written instructions, signed by SLUS and Holdco, which eliminates such ambiguity or uncertainty; and

(l)        not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

12.        Representations and Warranties.  Each parties hereto and the Escrow Agent represents and warrants to each of the other parties hereto that (a) it is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of jurisdiction of incorporation or organization and it has full legal right, power, capacity and authority to execute and deliver this Escrow Agreement and to consummate the transactions contemplated hereby and to comply with the terms and conditions hereof; (b) the execution, delivery and performance by it of this Escrow Agreement have been duly and validly authorized by its board of directors (or equivalent) and by all necessary corporate (or equivalent) action on the part of such party, and such party has duly executed and delivered this Escrow Agreement; (c) this Escrow Agreement constitutes the legal, valid and binding agreement of such party, and is enforceable in accordance with its terms except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, liquidation or similar laws affecting creditor’s rights generally or by principles governing the availability of equitable remedies; and (d) the execution, delivery and performance of this Escrow Agreement by such party will not violate any applicable law or violate or result in a breach of or loss of rights under or constitute a default under or a violation of any trust (constructive or other), agreement, judgment, decree, order or other instrument to which it is a party or to which it or its properties or assets may be subject or bound.

13.        Indemnification of Escrow Agent.  Notwithstanding any provision contained herein to the contrary, the Escrow Agent, including its officers, directors, employees and agents, shall be, and hereby is, indemnified and saved harmless by Holdco in accordance with the terms of this Section 13, from all losses, claims, liabilities, costs and expenses (“Escrow Losses”), including reasonable attorney fees and expenses, which may be incurred by it as a result of its acceptance of the Escrow Amount or arising from the performance of its duties hereunder (including but not limited to Escrow Losses incurred by the Escrow Agent in connection with its successful defense, in whole or in part, of any claim of bad faith, gross negligence or willful misconduct on its part), so long as the Escrow Agent has not been adjudged to have acted in bad faith or with gross negligence or willful misconduct; provided, that, notwithstanding anything in this Escrow Agreement to the contrary, to the extent of Escrow Funds available therefor, any such indemnification shall be satisfied exclusively out of the Escrow Funds. This Section 15 shall survive the Escrow Agent’s resignation or removal, and the termination of this Escrow Agreement, until the expiration of all periods provided by any and all applicable statutes of limitations, as the same may be subject to tolling.

14.        Severability.  Any term or provision of this Escrow Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Escrow Agreement or affecting the validity or enforceability of any of the terms or provisions of this Escrow Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto.

15.         Specific Performance.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Escrow Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Escrow Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (a) by seeking any remedy provided in this Section 15, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Escrow Agreement and (b) nothing contained in this Section 15 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 15 before exercising any other right under this Escrow Agreement.

16.         Entire Agreement.  This Escrow Agreement, including all exhibits and schedules hereto, and other documents executed in connection herewith, contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto.

17.         Counterparts; Effectiveness.  This Escrow Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto. This Escrow Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Escrow Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Each counterpart may be delivered by facsimile or other means of electronic transmission, which transmission will be deemed delivery of an originally executed counterpart.

18.         Notices.  All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

if to SLUS, to:

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:                   (redacted phone number)

Attention:                    (redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:                    (redacted phone number)

Attention:                    (redacted name)

if to Holdco, to:

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:                    (redacted phone number)

Attention:                    (redacted name)

if to the Escrow Agent, to:

The Bank of New York Mellon

900 Ashwood Pkwy, Suite 425

Atlanta, GA 30338

Facsimile:                    (redacted phone number)

Telephone:                    (redacted phone number)

Attention:  Specialty Products – Escrow Unit

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 18. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent reasonably deems appropriate. Notices to the Escrow Agent shall be deemed to be given when actually received by the Escrow Agent’s Insurance Trust and Escrow Unit of the Corporate Trust Division. The Escrow Agent is authorized to comply with and rely upon any notices, instructions or other communications believed by it to have been sent or given by any of SLUS or Holdco or by a person or persons authorized by any of SLUS or Holdco. Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Saturday, Sunday, or banking holiday, such time shall be extended to the next day on which the Escrow Agent is open for business.

19.         Amendments; Waivers, etc.  This Escrow Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party hereto granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Escrow Agreement, nor the failure by any of the parties hereto, on one or more occasions, to enforce any of the provisions of this Escrow Agreement to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

20.       Successors and Assigns; Third Party Beneficiaries.  This Escrow Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, successors and permitted assigns; provided that except as permitted below, this Escrow Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other parties hereto and any purported assignment or other transfer without such consent shall be void and unenforceable.

Any banking association, corporation or other entity into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association, corporation or other entity to which all or substantially all of the corporate trust business of the Escrow Agent may be sold, shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding. Except as expressly provided herein, this Escrow Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

21.       Miscellaneous.  When a reference is made in this Escrow Agreement to a Section, such reference shall be to a Section of this Escrow Agreement unless otherwise indicated. The captions and headings contained in this Escrow Agreement are solely for convenience of reference and shall not be used to interpret or construe this Escrow Agreement. Any references in this Escrow Agreement to “herein,” “hereto,” “herewith” or “hereunder” shall be to this Escrow Agreement as a whole. Whenever the words “include,” “includes” or “including” are used in this Escrow Agreement, they shall be deemed to be followed by the words “without limitation.” Each of the parties have participated in the negotiation and review of this Escrow Agreement and no provision of this Escrow Agreement shall be construed more strictly against any party.

22.       Further Assurances.  In case at any time any further action is necessary or desirable to carry out the purposes of this Escrow Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as may be reasonably requested by another party.

23.       Attachment of Escrow Funds; Compliance with Legal Orders.  In the event that any Escrow Funds shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Escrow Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it believes, or which it is advised by legal counsel of its own choosing, is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

24.       Incumbency Certificates.  The Escrow Agent shall be authorized to take instructions with respect to the Escrowed Funds singly from each of the persons designated on Schedule 1 hereto on behalf of SLUS and Holdco, as applicable. In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by telecopier or otherwise, the Escrow Agent is authorized (but shall not be required) to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for individuals authorized to give or confirm payment instructions may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1 hereto, the Escrow Agent is hereby authorized (but shall not be required) to seek confirmation of such instructions by telephone call-back to any one or more executive officers of the applicable Person (“Executive Officers”). Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by SLUS and Holdco to identify (a) the beneficiary, (b) the beneficiary’s bank or (c) an intermediary bank. The Escrow Agent may apply any of assets in the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. The parties hereto acknowledge that these security procedures are commercially reasonable. All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer. Holdco hereby agrees to indemnify and hold harmless the Escrow Agent against any and all Escrow Losses incurred or sustained by the Escrow Agent as a result of or in connection with the Escrow Agent’s reliance upon and compliance with instructions or directions given by facsimile or electronic transmission, provided, however, that such Escrow Losses have not arisen from the bad faith, gross negligence or willful misconduct of the Escrow Agent, it being understood that the failure of the Escrow Agent to verify or confirm that the person giving the instructions or directions, is in fact, an authorized person, does not constitute bad faith, gross negligence or willful misconduct.

25.        Governing Law.  This Escrow Agreement and the agreements entered into in connection with the transactions contemplated by this Escrow Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the laws of the State of New York, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction. Each of the parties hereto hereby submits to the personal jurisdiction of and each agrees that all proceedings relating hereto shall be brought in courts located within the City and State of New York. Each of the parties hereto hereby waives personal service of process and consents to service of process by certified or registered mail, return receipt requested, directed to it at the address last specified for notices hereunder, and such service shall be deemed completed 10 calendar days after the same is so mailed.

26.        Submission to Jurisdiction.  Any controversy, claim or dispute of whatever nature arising between SLUS and Holdco under this Escrow Agreement or in connection with the transactions contemplated hereunder, shall be resolved in accordance with the provisions contained in Section 12.6 of the Stock Purchase Agreement, which provisions are incorporated herein by reference.

27.        Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS ESCROW AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS ESCROW AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS ESCROW AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS ESCROW AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF SECTION 27.

28.        Escrow Agent Participation.  In no event shall the Escrow Agent be made a party to, or be required to participate in, any proceedings relating to the resolution of any controversy, claim or dispute between SLUS and Holdco under this Escrow Agreement or in connection with the transactions contemplated hereunder.

29.        Account Statements and Advices.  Unless instructed otherwise in writing by the party in question, the Escrow Agent shall prepare monthly account statements identifying transactions, transfers or holdings for the Escrow Account and deliver such statements to SLUS and Holdco. All such parties shall also receive advices for all transactions in the Escrow Account as any such transactions occur.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Escrow Agreement as of the date first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, as Escrow Agent

By:
Name:
Title:

[Signature Page To MTN Escrow Agreement]

Schedule 1

Incumbency Certificate

Telephone Number(s) and signature(s) for Person(s) designated as authorized persons to execute agreements and provide written funds transfer instructions, investment instructions, and all other notices, instructions, requests and communications and confirmation of fund transfer instructions in connection with the Escrow Agreement:

If to SLUS:

	Name	Telephone Number	Signature

1.

2.

3.
If to Holdco:
	Name	Telephone Number	Signature

1.

2.

3.

All funds transfer instructions must include the signature of the persons authorizing said funds transfer.

Schedule 2

List of Securities

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Exhibit A

Form of Notice of Exclusive Control

[Letterhead of Holdco]

Date:

The Bank of New York Mellon

[Address]

Attention:

NOTICE OF EXCLUSIVE CONTROL

We hereby instruct you pursuant to the terms of that certain Escrow Agreement dated as of July 31, 2013 (as amended and in effect from time to time, the “Escrow Agreement”) among the undersigned, Sun Life Assurance Company of Canada (U.S.) (“SLUS”) and you, as Escrow Agent, that you (i) shall not follow any instructions or entitlement orders of SLUS with respect to the Escrow Account held by you, and (ii) unless and until otherwise expressly instructed by the undersigned, shall exclusively follow the entitlement orders and instructions of the undersigned with respect to such Escrow Account.

Very truly yours,

Sun Life of Canada (U.S.) Holdings, Inc.

By:
Authorized Signatory

cc:	Sun Life Assurance Company of Canada (U.S.)

Redacted

EXHIBIT 7

Execution Copy

SECURITY AGREEMENT

This Security Agreement, dated January 31, 2013, (this “Agreement”), is entered into between Deutsche Bank AG, New York Branch (“DB”), Sun Life Assurance Company of Canada (U.S.) (“SLUS”) and Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”).

WHEREAS, SLUS entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “SLUS Swap”) with Sun Life Financial Global Funding III, L.L.C. (“LLC”).

WHEREAS, DB entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LP Swap”) with Sun Life Financial Global Funding III, L.P. (“LP”).

WHEREAS, LLC and DB entered into a LP Swap Security Agreement, dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LP Swap Security Agreement”), pursuant to which LLC pledged and collaterally assigned and granted a security interest in the SLUS Swap to DB to secure the full and punctual performance of LP under the LP Swap.

WHEREAS, SLUS, LLC and DB entered into a Consent and Agreement, dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “Consent Agreement”), pursuant to which SLUS acknowledged and consented to the grant by LLC to DB of a security interest in the LLC’s right, title and interest in and under the SLUS Swap and to all proceeds thereof.

WHEREAS, SLUS and DB have entered into a Guaranty and Security Agreement, dated as of the even date (the “First Security Agreement”), which automatically terminates on the date on which the shares of SLUS are no longer owned by Holdco;

WHEREAS, the parties agree that this Agreement shall become effective only upon the termination of the First Security Agreement (the “Effective Date”), and Holdco and the Bank of New York Mellon as escrow agent (the “Escrow Agent”) shall enter into an Escrow Agreement (the “Escrow Agreement”) pursuant to which the Escrow Agent, at the direction of Holdco, will deliver the Initial Delivery Amount (as defined below) to DB on the Effective Date as described herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Paragraph 1.  Interpretation

(a)           Definitions and Inconsistency.  Capitalized terms not otherwise defined herein have the meanings specified in the LP Swap, and all references in this Agreement to Paragraphs are to Paragraphs of this Agreement; provided that, except as otherwise specified herein in Paragraph 7, the term “Event of Default,” “Termination Event,” or “Early Termination Date” used herein with respect to DB shall have the meanings ascribed thereto in the LP Swap.

(b)           Secured Party and Pledgor.  All references in this Agreement to the “Secured Party” will be to DB, and all corresponding references to the “Pledgor” will be to Holdco.

(c)           General Agreement.  DB agrees with SLUS and Holdco that DB waives its rights to designate an “Early Termination Date” under the LP Swap with respect to the occurrence of a “Downgrade Termination Event” with respect to SLUS as such “Downgraded Party” under the SLUS Swap, as long as this Agreement remains in full force and effect and no Event of Default has occurred and is continuing with respect to Holdco under this Agreement.

Paragraph 2.  Security Interest

(a)           Security Interest. Holdco, as the Pledgor, has directed the Escrow Agent to transfer to DB, as the Secured Party, an amount of cash collateral as security for the Obligations (the “Collateral”), and grants to the Secured Party a first priority continuing security interest in and lien on all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor of Posted Collateral, the security interest and lien granted hereunder in and on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party. For the avoidance of doubt, the parties hereby acknowledge and agree that the Posted Collateral hereunder shall (a) only constitute security for the Obligations, (b) not secure or otherwise be used as security for any other obligation of SLUS or Holdco (or any of their respective affiliates) to DB (or any of its affiliates), and (c) not be directly or indirectly subject to Set-off or netting of any other obligations between, on the one hand, SLUS or Holdco (or any of their respective affiliates) and, on the other hand, DB (or any of its affiliates).

(b)           Security for Obligations. For the avoidance of doubt, the parties hereby agree that if LP fails to timely make a payment when due and payable to the Secured Party within the time period, for which such payment is required to be paid by LP under the LP Swap, the Secured Party shall be entitled to exercise all of its rights under Paragraph 8(a) against the Posted Collateral without any further action, and Holdco waives diligence, presentment, demand of payment, notice of dishonor or non-payment, protest, notice of protest, of any payment obligations of LP under the LP Swap, suit or taking other action by the Secured Party against, and giving any notice of default or other notice to, or making any demand on, any party liable thereon (including Holdco).

Paragraph 3.  Credit Support Obligations

(a)         Delivery Amount.  On the Effective Date, the Pledgor shall direct the Transfer of an amount equal to the equal to the sums of all amounts with respect to the remaining Fixed Amount (as defined in the LP Swap) scheduled to be due and payable on each remaining Fixed Rate Payer Payment Date (as defined in the LP Swap) under the LP Swap (the “Initial Delivery Amount”) as Posted Collateral to Secured Party; provided, that the parties hereby agree that, on the Effective Date, upon the receipt by DB of an amount equal to the difference between (x) the Initial Delivery Amount and (y) the Final Return Amount (as defined in the First Security Agreement), DB is deemed to have received the full “Initial Delivery Amount” as Posted Collateral hereunder and SLUS is deemed to have received the Final Return Amount, without further action of the parties.

(b)           Return Amount.  Subject to Paragraphs 4 and 5, upon a demand made by the Pledgor on or promptly following a Valuation Date, the Secured Party will Transfer to the Pledgor Posted Collateral specified by the Pledgor in that demand equal to the Return Amount. The “Return Amount” applicable to the Secured Party for any Valuation Date will equal the amount by which:

(i)          the Value as of that Valuation Date of all Posted Collateral held by the Secured Party exceeds

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(ii)         the Credit Support Amount.

“Credit Support Amount” means (i) on the Effective Date, the Initial Delivery Amount, (ii) for the first Valuation Date, the Credit Support Amount shall be an amount equal to the Initial Delivery Amount reduced by an amount equal to the Fixed Amount paid by LP to DB under the LP Swap on the Fixed Rate Payer Payment Date immediately preceding such Valuation Date, and (iii) for each subsequent Valuation Date, the Credit Support Amount shall be an amount equal to the Credit Support Amount, determined as of the immediately preceding Valuation Date, reduced by an amount equal to the Fixed Amount paid by LP to DB under the LP Swap on the Fixed Rate Payer Payment Date immediately preceding such Valuation Date.

(c)           Authorized Instructions. The parties agree that all rights of the Pledgor to demand a Return Amount or demand any Transfer of Posted Collateral or Interest Amount from the Secured Party shall be exercisable by an instruction from Holdco (each, an “Authorized Instruction”) to DB.

Paragraph 4.  Transfer Timing, Calculations and Substitutions

(a)           Transfer Timing.  Unless otherwise specified, if a demand for the Transfer of Posted Collateral is made by the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day; if a demand is made after the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day thereafter.

(b)           Calculations.  All calculations of Value and Exposure for purposes of Paragraphs 3 and 6(d) will be made by the Valuation Agent as of the Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or in the case of Paragraph 6(d), following the date of calculation).

Paragraph 5.  Transfer

The parties hereto agree that “Transfer” means (a) with respect to any Posted Collateral or Interest Amount to be transferred by Secured Party, in the case of Cash, payment or delivery by wire transfer into an account held at Escrow Agent, and (b) with respect to Collateral to be transferred by Pledgor, in the case of Cash, payment or delivery by wire transfer into an account specified by Secured Party.

Paragraph 6.  Holding and Using Posted Collateral

(a)           Care of Posted Collateral.  Without limiting the Secured Party’s rights under Paragraph 6(c), the Secured Party will exercise reasonable care to assure the safe custody of all Posted Collateral to the extent required by applicable law, and in any event the Secured Party will be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, the Secured Party will have no duty with respect to Posted Collateral, including, without limitation, any duty to collect any Distributions, or enforce or preserve any rights pertaining thereto.

(b)           Eligibility to Hold Posted Collateral.

(i)          General.  If the Secured Party is not a Defaulting Party hereunder and no Early Termination Date has occurred or been designated as the result of an Event of Default or

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Termination Event with respect to the Secured Party under the LP Swap, the Secured Party will be entitled to hold Posted Collateral.

(ii)         Failure to Satisfy Conditions.  If the Secured Party is not entitled to hold Posted Collateral as set forth in Paragraph 6(b)(i), then upon a demand made in accordance with an Authorized Instruction, the Secured Party will, not later than five Local Business Days after the demand, Transfer all Posted Collateral held by it to a custodian that is not affiliated with DB and in accordance with an Authorized Instruction.

(c)           Use of Posted Collateral.  Without limiting the rights and obligations of the parties under Paragraphs 3, 6(d) and 8, if the Secured Party is not a Defaulting Party hereunder and no Early Termination Date has occurred or been designated as the result of an Event of Default or Termination Event with respect to the Secured Party under the LP Swap, then the Secured Party will, notwithstanding Section 9-207 of the New York Uniform Commercial Code, have the right to:

(i)          sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Posted Collateral it holds, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor; and

(ii)         register any Posted Collateral in the name of the Secured Party or its nominee.

For purposes of the obligation to Transfer Posted Collateral pursuant to Paragraphs 3 and any rights or remedies authorized under this Agreement, the Secured Party will be deemed to continue to hold all Posted Collateral and to receive Distributions made thereon, regardless of whether the Secured Party has exercised any rights with respect to any Posted Collateral pursuant to (i) or (ii) above.

(d)           Distributions and Interest Amount.

(i)          Distributions.  Subject to Paragraph 4(a), if the Secured Party receives or is deemed to receive Distributions on a Local Business Day, it will Transfer to Pledgor not later than the following Local Business Day any Distributions it receives or is deemed to receive to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose).

(ii)         Interest Amount.  Subject to Paragraph 4(a), in lieu of any interest, dividends or other amounts paid or deemed to have been paid with respect to Posted Collateral in the form of Cash (all of which may be retained by the Secured Party), the Secured Party will Transfer to the Pledgor within two Local Business Days following the end of a calendar month, the Interest Amount to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose). The Interest Amount or portion thereof not Transferred pursuant to this Paragraph will constitute Posted Collateral in the form of Cash and will be subject to the security interest granted under Paragraph 2.

Paragraph 7.  Events of Default

For purposes of this Agreement, an Event of Default will exist with respect to a party (a “Defaulting Party”) under this Agreement, if:

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(i)          that party fails to make, when due, any Transfer of Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to that party;

(ii)         that party fails to comply with any restriction or prohibition specified in this Agreement with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to that party; or

(iii)        that party fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to that party.

Paragraph 8.  Certain Rights and Remedies

(a)           Secured Party’s Rights and Remedies.  If at any time (1) an Event of Default with respect to LP has occurred and is continuing under the LP Swap or (2) an Early Termination Date has occurred or been designated as the result of an Event of Default or a Termination Event with respect to LP under the LP Swap, then, unless LP has paid in full all of its Obligations that are then due, the Secured Party may exercise one or more of the following rights and remedies:

(i)          all rights and remedies available to a secured party under applicable law (but subject to Paragraph 2) with respect to Posted Collateral held by the Secured Party;

(ii)         the right to Set-off any amounts payable with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

(iii)        the right to liquidate any Posted Collateral held by the Secured Party through one or more public or private sales or other dispositions with such notice, if any, as may be required under applicable law, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor (with the Secured Party having the right to purchase any or all of the Posted Collateral to be sold) and to apply the proceeds (or the Cash equivalent thereof) from the liquidation of the Posted Collateral to any amounts payable with respect to any Obligations in that order as the Secured Party may elect.

Each party acknowledges and agrees that Posted Collateral in the form of securities may decline speedily in value and is of a type customarily sold on a recognized market, and, accordingly, the Pledgor is not entitled to prior notice of any sale of that Posted Collateral by the Secured Party, except any notice that is required under applicable law and cannot be waived.

(b)          Pledgor’s Rights and Remedies.  If at any time an Early Termination Date has occurred or been designated as the result of an Event of Default or a Termination Event with respect to DB under the LP Swap or if an Event of Default as set forth in Paragraph 7 has occurred and is continuing with respect to DB, then:

(i)          the Pledgor may exercise all rights and remedies available to a pledgor under applicable law with respect to Posted Collateral held by the Secured Party;

(ii)         the Secured Party will be obligated immediately to Transfer all Posted Collateral and the Interest Amount to the Pledgor in accordance with an Authorized Instruction and Paragraph 5.

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(c)           Deficiencies and Excess Proceeds.  The Secured Party will Transfer to the Pledgor any proceeds and Posted Collateral remaining after liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b) after satisfaction in full of all amounts payable by LP with respect to any Obligations.

(d)           Termination of this Agreement and Final Returns.  The parties agree that this Agreement shall terminate on the earliest of the following to occur: (i) the date on which there is no outstanding LP Swap and LP has paid in full all of its obligations that are then due to DB under the LP Swap and (ii) an Event of Default as set forth in Paragraph 7 has occurred and is continuing with respect to DB and LP has paid in full all of its obligations that are then due to DB under the LP Swap. Immediately following the termination of this Agreement, the Secured Party will Transfer to the Pledgor all Posted Collateral and the Interest Amount, if any.

Paragraph 9.  Representations

(a)           Basic Representations. DB represents to the other parties hereto that the representations made by DB in Section 3 of the LP Swap with respect to itself are true and accurate. SLUS represents to DB that the representations made by SLUS in Section 3 of the SLUS Swap with respect to itself as true and accurate; provided that with respect to the representations in Section 3(b) of the SLUS Swap, such representations are true and accurate other than with respect to the occurrence of a “Downgrade Termination Event” under the SLUS Swap.

(b)           Basic Representations by Holdco. Holdco represents to the other parties hereto that:

(i)          it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

(ii)         it has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance;

(iii)        such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court of other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv)        all governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v)         its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(c)           Security Agreement Representations. The Pledgor represents to the Secured Party that:

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(i)          it has the power to grant a security interest in and lien on any Collateral it Transfers as the Pledgor and has taken all necessary actions to authorize the granting of that security interest and lien;

(ii)         it is the sole owner of or otherwise has the right to Transfer all Collateral it Transfers to the Secured Party hereunder, free and clear of any security interest, lien, encumbrance or other restrictions other than the security interest and lien granted under Paragraph 2;

(iii)        upon the Transfer of any Collateral to the Secured Party under the terms of this Agreement, the Secured Party will have a valid and perfected first priority security interest therein (assuming that any central clearing corporation or any third-party financial intermediary or other entity not within the control of the Pledgor involved in the Transfer of that Collateral gives the notices and takes the action required of it under applicable law for perfection of that interest); and

(iv)        the performance by it of its obligations under this Agreement will not result in the creation of any security interest, lien or other encumbrance on any Posted Collateral other than the security interest and lien granted under Paragraph 2.

Paragraph 10.  Expenses

(a)           General.  Except as otherwise provided in Paragraphs 10(b) and 10(c), each party will pay its own costs and expenses in connection with performing its obligations under this Agreement and neither party will be liable for any costs and expenses incurred by the other party in connection herewith.

(b)           Posted Collateral.  The Pledgor will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to Posted Collateral held by the Secured Party upon becoming aware of the same, regardless of whether any portion of that Posted Collateral is subsequently disposed of under Paragraph 6(c), except for those taxes, assessments and charges that result from the exercise of the Secured Party’s rights under Paragraph 6(c).

(c)           Liquidation/Application of Posted Collateral.  All reasonable costs and expenses incurred by or on behalf of the Secured Party or the Pledgor in connection with the liquidation and/or application of any Posted Collateral under Paragraph 8 will be payable, on demand by the Defaulting Party or, if there is no Defaulting Party, equally by the parties.

Paragraph 11.  Miscellaneous

(a)           Default Interest.  A Secured Party that fails to make, when due, any Transfer of Posted Collateral or the Interest Amount will be obligated to pay the Pledgor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value of the items of property that were required to be Transferred, from (and including) the date that Posted Collateral or Interest Amount was required to be Transferred to (but excluding) the date of Transfer of that Posted Collateral or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b)           Further Assurances.  Promptly following a demand made by a party, the other party will execute, deliver, file and record any financing statement, specific assignment or other document and take any other action that may be necessary or desirable and reasonably requested by that party to create, preserve, perfect or validate any security interest or lien granted under Paragraph 2, to enable that party to exercise

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or enforce its rights under this Agreement with respect to Posted Collateral or an Interest Amount or to effect or document a release of a security interest on Posted Collateral or an Interest Amount.

(c)           Further Protection.  The Pledgor will promptly give notice to the Secured Party of, and defend against, any suit, action, proceeding or lien that involves Posted Collateral Transferred by the Pledgor or that could adversely affect the security interest and lien granted by it under Paragraph 2, unless that suit, action, proceeding or lien results from the exercise of the Secured Party’s rights under Paragraph 6(c).

(d)           Good Faith and Commercially Reasonable Manner.  Performance of all obligations under this Agreement, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(e)           Demands and Notices.  All demands and notices made by a party under this Agreement will be made as specified below:

With respect to SLUS:	to be provided on the Effective Date

With respect to Holdco:	One Sun Life Executive Park
Wellesley Hills, MA 02481
Facsimile: XXXXXX (redacted phone number)
Attention: XXXX X (redacted name)

With respect to DB:	Deutsche Bank AG
60 Wall Street
New York, NY 10005
Attention: Collateral Management
Telephone No.: XXXXXX (redacted phone number)
Fax No.: XXXXXX (redacted phone number)

(f)           Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.

(g)           Counterparts. This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(h)           Amendments.  No amendment, modification or waiver in respect of the matters contemplated by this Agreement will be effective unless made in writing and signed by the parties hereto.

Paragraph 12.  Governing Law and Jurisdiction

(a)           Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to any choice of law rules that would result in the application of the law of any other jurisdiction.

(b)           Jurisdiction. With respect to any suit, action or proceedings relating to any dispute arising out of or in connection with this Agreement (“Proceedings”), each party irrevocably:—

(i)    submits to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City.

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(ii)   waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party; and

(iii)  agrees, to the extent permitted by applicable law, that the bringing of Proceedings in any one or more jurisdictions will not preclude the bringing of Proceedings in any other jurisdiction.

(c)           Waiver of Immunities.  Each party irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, or order for specific performance or recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

Paragraph 13.  Definitions

As used in this Agreement:—

“Cash” means the lawful currency of the United States of America.

“Credit Support Amount” has the meaning specified in Paragraph 3.

“Delivery Amount” has the meaning specified in Paragraph 3(a).

“Distributions” means with respect to Posted Collateral other than Cash, all principal, interest and other payments and distributions of cash or other property with respect thereto, regardless of whether the Secured Party has disposed of that Posted Collateral under Paragraph 6(c). Distributions will not include any item of property acquired by the Secured Party upon any disposition or liquidation of Posted Collateral or, with respect to any Posted Collateral in the form of Cash, any distributions on that collateral, unless otherwise specified herein.

“Interest Amount” means, with respect to an Interest Period, the aggregate sum of the amounts of interest calculated for each day in that Interest Period on the principal amount of Posted Collateral in the form of Cash held by the Secured Party on that day, determined by the Secured Party for each such day as follows:

(x)         the amount of that Cash on that day; multiplied by

(y)         the Interest Rate in effect for that day; divided by

(z)         360.

“Interest Period” means the period from (and including) the last Local Business Day on which an Interest Amount was Transferred (or, if no Interest Amount has yet been Transferred, the Local Business Day on which Posted Collateral in the form of Cash was Transferred to or received by the Secured Party) to (but excluding) the Local Business Day on which the current Interest Amount is to be Transferred.

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“Interest Rate” means The “Interest Rate” will be the Federal Funds (Effective) rate published in Federal Reserve Statistical Release H.15(519) for that day, or such other recognized source used for the purpose of displaying such rate.

“Local Business Day” means a day on which commercial banks are open for business in New York City.

“Notification Time” means 11:00 am, Eastern Time.

“Obligations” means all present and future obligations of LP to DB under the LP Swap, and shall not include any other present or future obligation of SLUS or Holdco to DB.

“Pledgor” means Holdco.

“Posted Collateral” means the Collateral, other property, Distributions, and all proceeds thereof that have been Transferred to or received by the Secured Party under this Agreement and not Transferred to the Pledgor pursuant to Paragraph 3(b) or 6(d) or released by the Secured Party under Paragraph 8. Any Interest Amount or portion thereof not Transferred pursuant to Paragraph 6(d)(ii) will constitute Posted Collateral in the form of Cash.

“Return Amount” has the meaning specified in Paragraph 3(b).

“Secured Party” means DB.

“Valuation Agent” means, DB.

“Valuation Date” means the Local Business Day immediately following each Fixed Rate Payer Payment Date under the LP Swap.

“Valuation Time” means 11am, Eastern Time on the Valuation Date.

“Value” means for any Valuation Date, with respect to Collateral or Posted Collateral that is cash, the amount thereof.

[Signatures on the Following Page]

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IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

DEUTSCHE BANK AG, NEW YORK BRANCH		SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:		By:
	Name:	Name:
	Title:	Title:
	Date:	Date:

By:		By:
	Name:	Name:
	Title:	Title:
	Date:	Date:

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:
Date:

By:
Name:
Title:
Date:

11

Redacted

EXHIBIT 8

CONFIDENTIAL

EXECUTION VERSION

AMENDMENT NO. 2 TO

REINSURANCE AGREEMENT

BETWEEN

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

referred to as the “Ceding Company,”

AND

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF

CANADA ENTERED THROUGH THE STATE OF MICHIGAN

referred to as the “Reinsurer”

For purposes of this Amendment No. 2, the Ceding Company and the Reinsurer shall each be deemed a “Party.”

WHEREAS, the Ceding Company and the Reinsurer executed a Reinsurance Agreement with an effective date of December 31, 2007 under which a 90% quota share of risks under certain universal life insurance policies were reinsured on a combined coinsurance and funds withheld coinsurance basis (the “Reinsurance Agreement”); and

WHEREAS, the Reinsurance Agreement was amended by an amendment effective December 31, 2008;

WHEREAS, the Ceding Company and the Reinsurer desire to amend the Reinsurance Agreement to (i) amend the funds withheld component to be an amount equal to 90% of the entire cash surrender value of the policies reinsured less the policy loans associated with the risks reinsured, and (ii) to make other amendments; and

WHEREAS, in connection with the amendment of the funds withheld coinsurance component of the Reinsurance Agreement, the Parties have determined that it would be desirable to restructure the contractual arrangement to provide for the establishment of a trust account for the benefit of the Ceding Company upon the occurrence of certain events.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the Parties agree as follows:

1.	Article 1, Paragraph 1, is amended by inserting “(the “Risks Reinsured”)” at the end of the first sentence and deleting the second sentence in its entirety.

2.	Article 1, Paragraph 2, is amended by inserting “(the “Covered Policies”)” at the end of the first sentence.

3.	Article 1 is amended by adding the following new Paragraphs 16 and 17:

16.  Reinstatement.  If a Covered Policy is reinstated in accordance with its terms and in accordance with the Ceding Company’s reinstatement rules, the reinsurance coverage will be reinstated effective on the Covered Policy reinstatement date. Upon reinstatement of the reinsurance coverage, the Ceding Company shall pay the Reinsurer the reinsurance premium determined in accordance with Article 2 plus accrued interest to the same extent that the Ceding Company collects premiums and interest on such reinstated Covered Policy.

17.  Errors and Omissions.  An unintentional error, omission, oversight, delay or misunderstanding (collectively “Error”) in the administration of this Agreement by either party shall not invalidate the reinsurance provided hereunder. As soon as reasonably possible after discovery, notice shall be provided, the Error shall be rectified, and both parties shall be restored, to the extent possible, to the position they would have occupied had the Error not occurred. If it is not possible to restore each party to the position it would have occupied but for the Error, the parties, shall endeavor in good faith to promptly resolve the situation in a manner that most closely approximates the intent of the parties, as evidenced by this Agreement.

4.	Article 2, first sentence is amended in its entirety as follows:

The Ceding Company will pay the Reinsurer all direct premiums received on or after the Effective Date of this Agreement, including repayments of policy loans, interest charged on policy loans and conversion charges in respect of conversions from group insurance contracts, with respect to the Risks Reinsured.

5.	Article 6 is deleted in its entirety and replaced as follows:

ARTICLE 6

FUNDS WITHHELD

1.  Funds Withheld Account.  On the Amendment Effective Date, the Ceding Company shall establish and, thereafter, maintain, a segregated account, separate and

2

apart from the general and other accounts of the Ceding Company (the “Funds Withheld Account”). Funds Withheld Assets shall be held in the Funds Withheld Account in trust, separate and apart from the Ceding Company’s general and other assets, for the benefit of the Reinsurer in accordance with this Article 6. The Ceding Company shall establish and maintain the Funds Withheld Asset amount in its books and records as a separate liability owed to the Reinsurer.

2.  Initial Transfer Amount.  Subject to Paragraph 3, the Ceding Company shall, on the Amendment Effective Date, transfer to the Reinsurer an amount equal to $XX (redacted amount) in respect of the reserves in respect of the Risks Reinsured, as determined in accordance with New York SAP as of the Amendment Effective Date (the “Total Ceded Reserve Amount”), consisting of the assets set forth in Schedule E attached hereto (each valued as of the Amendment Effective Date in accordance with New York SAP, inclusive of investment income due and accrued as of such date, as set forth in the column labeled “New York SAP Total Value” of such schedule), and, simultaneously with such transfer, (a) in the event the aggregate value of such assets determined in accordance with New York SAP (“Asset Transfer Amount”) is less than the Total Ceded Reserve Amount, the Ceding Company shall pay to the Reinsurer cash or cash equivalents in an amount equal to such shortfall, and (b) in the event the Asset Transfer Amount exceeds the Total Ceded Reserve Amount, the Reinsurer shall pay to the Ceding Company cash or cash equivalents equal to such excess.

3.  Initial Funds Withheld.  On the Amendment Effective Date, the Ceding Company shall withhold from the amount transferred pursuant to Paragraph 2 an amount not less than $XXXXXX (redacted amount), which represents the Required Funds Withheld Amount determined as of the Amendment Effective Date. The amount so withheld shall consist of assets identified in the column labeled “Funds Withheld Asset” in Schedule E, valued in accordance with New York SAP, inclusive of investment income due and accrued, as set forth in the column labeled “New York SAP Total Value” of such schedule. The assets and amounts so

3

withheld shall be placed by the Ceding Company in the Funds Withheld Account.

4.  Funds Withheld Adjustment.

(a)  Beginning the first Accounting Period following the Amendment Effective Date, the Funds Withheld Assets and the Required Funds Withheld Amount shall be determined as of the end of each Accounting Period and shall be reported on each Monthly Accounting Report.

(b)  A “Funds Withheld Adjustment” shall be determined and paid each Accounting Period as follows:

(i)  In the event the Funds Withheld Assets exceeds the Required Funds Withheld Amount, each determined as of the end of the Accounting Period and as set forth in the Monthly Accounting Report, such excess shall be (x) paid by the Ceding Company to the Reinsurer, and (y) released from the Funds Withheld Account.

(ii)  In the event that the Funds Withheld Assets is less than the Required Funds Withheld Amount, each determined as of the end of the Accounting Period and as set forth in the Monthly Accounting Report, such deficiency shall be paid by the Reinsurer to the Ceding Company and held by the Ceding Company in the Funds Withheld Account in accordance with this Article 6.

5.  Funds Withheld Investment Credit.

(a)  Beginning the first Accounting Period following the Amendment Effective Date, the Funds Withheld Investment Credit shall be calculated monthly and shall be reported on each Monthly Accounting Report. For each Accounting Period, the Funds Withheld Investment Credit for the Accounting Period shall be paid by the Ceding Company to the Reinsurer.

(b)  The “Funds Withheld Investment Credit” for an Accounting Period shall be an amount at the end of the each Accounting Period equal to I + CG, where:

4

I equals the net investment income earned on the Funds Withheld Assets for the Accounting Period; and

CG equals the capital gains less capital losses on the Funds Withheld Assets for the Accounting Period.

(c)  Notwithstanding Paragraph 5(b), in the event that the Ceding Company fails to hold the Funds Withheld Assets in trust, separate and apart from the Ceding Company’s general and other assets, for the benefit of the Reinsurer, then the “Funds Withheld Investment Credit” shall be computed at the end of each Accounting Period equal to (i) times (ii), where:

(i) equals the Average Funds Withheld for the Accounting Period; and

(ii) equals the Portfolio Rate for the Accounting Period.

The “Average Funds Withheld” shall be computed at the end of each Accounting Period equal to (i) plus (ii) divided by 2, where:

(i) equals the Funds Withheld Assets as of the end of the Accounting Period; and

(ii) equals the Funds Withheld Assets as of the end of the prior Accounting Period.

The “Portfolio Rate” shall be computed at the end of each Accounting Period equal to [2(I + CG)] divided by [X + Y – I – CG], where:

I equals the net investment income earned on the Ceding Company’s entire investment portfolio for the Accounting Period;

CG equals the capital gains less capital losses on the Ceding Company’s entire investment portfolio for the Accounting Period;

X equals the current Accounting Period cash and invested assets plus investment income due and accrued less borrowed money for the Company plus amounts receivable

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for invested assets sold and less amounts payable for invested assets purchased; and

Y equals the value of X but for the prior Accounting Period.

6.  Settlement.  Amounts due under this Article 6 shall be settled in accordance with Article 8.

7.  Funds Withheld Permitted Uses.

(a)  The Funds Withheld Account may be drawn upon at any time and utilized by the Ceding Company or any successor by operation of law of the Ceding Company, including, without limitation, any liquidator, rehabilitator, receiver or conservator of the Ceding Company only for the following purposes:

(i)  to pay or reimburse the Ceding Company for 90% of the entire cash surrender values returned to the owners of the Covered Policies on account of cancellations of such Covered Policies; and

(ii)  to pay or reimburse the Ceding Company for the other benefits payable by the Reinsurer under Article 3 to be funded by 90% of the entire cash surrender value of the Covered Policies, less the policy loans associated with the Risks Reinsured, and paid by the Ceding Company under the terms and provisions of the Covered Policies.

(b)  The Ceding Company shall promptly return to the Funds Withheld Account any assets withdrawn from the Funds Withheld Account by the Ceding Company in excess of the actual amounts necessary to be withdrawn for the Ceding Company to make the payments or reimbursements referred to in Paragraph 7(a). If at any time or for any reason the Ceding Company is not able or fails to promptly return assets drawn from the Funds Withheld Account in excess of such actual amounts and remains in possession of such assets, the Ceding Company will (i) promptly notify the Reinsurer of the amounts of such assets remaining in its possession, and (ii) hold such assets in trust, separate and

6

apart from the Ceding Company’s general and other assets, for the benefit of the Reinsurer.

8.  Funds Withheld Investments.  The Ceding Company shall invest the Funds Withheld Assets in accordance with the investment guidelines set forth in Schedule F attached hereto.

9.  Coinsurance Reserve.  The Coinsurance Reserve to be held by the Reinsurer shall be an amount equal to (i) the reserves in respect of the Risks Reinsured, determined in accordance with New York SAP, less (ii) the Required Funds Withheld Amount.

10.  Definitions.  For purposes of this Agreement:

(a)  “Amendment Effective Date” means July 31, 2013.

(b)  “Funds Withheld Assets” means, at the date of determination, the assets held in the Funds Withheld Account valued in accordance with New York SAP. However, in the event that the Ceding Company fails to hold the Funds Withheld Assets in trust, separate and apart from the Ceding Company’s general and other assets, for the benefit of the Reinsurer, then the Funds Withheld Assets shall be an amount equal to the Funds Withheld Assets reported in the last Monthly Accounting Report prior to the failure, subject to each subsequent Funds Withheld Adjustment in accordance with Paragraph 4(b).

(c)  “New York SAP” means the statutory accounting practices prescribed or permitted by the New York Superintendent of Financial Services.

(d)  “Required Funds Withheld Amount” means, as of the date of determination, the amount equal to (i) XXXXXXX XXXX and (ii) XXXXXXX XXXX. (redacted commercially sensitive information)

6.	Article 7 is deleted in its entirety and replaced as follows:

ARTICLE 7

SECURITY

7

1.  Trust Triggering Events.  If at any time:

(a)  XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXX;;

(b)  XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX;

(c)  XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX; or

(d)  XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX; (each of the events described in clauses (a) – (d), a “Trust Triggering Event”);

XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX.

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XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX XXXXXXX XXXXXX. (redacted commercially sensitive information)

2.  Establishment of Trust Account. The Reinsurer shall select a trustee reasonably acceptable to the Ceding Company (the “Trustee”) and establish a trust account (the “Trust” or “Trust Account”) pursuant to the Trust Agreement, provided that the Parties agree that a bank or trust company that satisfies the standards of New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision shall be deemed to be an acceptable Trustee. Pursuant to the terms of the Trust Agreement, the assets in the Trust Account shall be held in trust by the Trustee for the sole benefit of the Ceding Company as security for the payment of the Reinsurer’s obligations to the Ceding Company under this Agreement. The Trust Account shall be established and maintained in compliance with New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision except (i) as provided in this Article 7, (ii) that the Reinsurer or its designated investment manager shall invest and reinvest assets in the Trust Account and may make substitutions and withdrawals in connection therewith so long as, following any such substitution or withdrawal, assets in the Trust Account have a Book Value in an amount at least equal to the Required Amount and each asset replacing any asset in the Trust Account has a Valuation Ratio greater than or equal to the Valuation Ratio of the asset it is replacing, and (iii) the Ceding Company shall give simultaneous notice of any request to withdraw Trust Account assets to the Reinsurer; provided, with respect to clause (iii), the Ceding Company shall not be

9

required to give such notice if the Reinsurer’s total adjusted capital falls to a level which is less than 100% of company action level risk based capital, as reported to the insurance department of the Reinsurer’s state of domicile.

3.  Ongoing Funding of Trust Account.  The Trust Agreement shall require the Reinsurer to ensure that at all times the Trust Account holds Eligible Assets with a Book Value at least equal to the Required Amount, provided that any adjustments shall be made in accordance with Paragraph 7 of this Article 7. All transfers to and withdrawals from the Trust Account shall be in accordance with and subject to the requirements set forth in this Article 7 and the Trust Agreement.

4.  Eligible Assets.  The Trust Agreement shall provide that the assets held in the Trust Account after the initial deposit of Eligible Assets shall be valued at their Book Value as of the date as of which such assets are required to be valued. The assets that may be held in the Trust Account shall consist of cash, certificates of deposit issued by a U.S. bank and payable in U.S. dollars and securities representing investments of the type permitted by Section 1404(a)(1), (2), (3), (8) and (10) of the New York Insurance Law; provided, that for purposes of these investment standards, Section 1404(a)(2)(A)(ii) shall be modified by substituting “BBB- or higher” for “A or higher,” provided further, that each such investment that is a security is issued by an institution that is not the parent, subsidiary or affiliate of either the Reinsurer or the Ceding Company (the “Eligible Assets”).

5.  Title to Assets.  Prior to depositing assets in the Trust Account, the Reinsurer will execute assignments, endorsements in blank, or transfer legal title to the Trustee of all shares, obligations or any other assets requiring assignments, in order that the Ceding Company, or the Trustee upon the direction of the Ceding Company, may whenever necessary negotiate such assets without the consent or signature from the Reinsurer or any other entity.

6.  Settlements.  All settlements of account under the Trust Agreement between the Ceding Company and the

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Reinsurer shall be made in United States dollars in cash or its equivalent.

7.  Adjustments and Withdrawals.  The Trust Agreement shall provide that the amount of security provided by the Reinsurer shall be adjusted following the end of each calendar quarter as follows.

(a)  If, at the end of a calendar quarter, the aggregate Book Value of the Eligible Assets held in the Trust Account is less than the Required Amount, then the Reinsurer shall, no later than 30 days following the end of such calendar quarter, transfer additional Eligible Assets to the Trust Account so that the aggregate Book Value of the Eligible Assets held in the Trust Account is not less than the Required Amount following the end of such calendar quarter.

(b)  If, at the end of a calendar quarter, the Book Value of the Eligible Assets held in the Trust Account exceeds 100% of the Required Amount, then the Reinsurer may request for the Ceding Company’s approval (which shall not be unreasonably or arbitrarily withheld, conditioned or delayed) to withdraw the excess. If the Ceding Company approves the release of such excess amount in accordance with the immediately preceding sentence, it shall promptly instruct the Trustee to deliver such excess amount to the Reinsurer.

(c)  The Ceding Company may withdraw the assets held in the Trust Account at any time and from time to time, notwithstanding any other provisions of this Agreement, and assets withdrawn from such Trust Account shall be utilized and applied by the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company), without diminution because of insolvency on the part of the Ceding Company or the Reinsurer; provided, however, that the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company) may only

11

withdraw such assets for one or more of the following purposes:

(i)  to reimburse the Ceding Company for any undisputed Risks Reinsured paid by the Ceding Company to the extent not paid by the Reinsurer when due;

(ii)  to pay any other undisputed amounts that are due the Ceding Company under this Agreement to the extent not directly paid to the Ceding Company by the Reinsurer when due; and

(iii)  where the Ceding Company has received notification of termination of the Trust Account, and where the Reinsurer’s obligations under this Agreement remain unliquidated and undischarged, to withdraw assets held in the Trust Account in an amount equal to such obligations and deposit such assets in a trust account established by the Ceding Company with any United States bank or trust company to be held in trust for such uses and purposes specified in Paragraphs 7(c)(i) and (ii) of this Article 7.

(d)  Any assets deposited into a trust account established pursuant to Paragraph 7(c)(iii) of this Article 7 and any interest or other earnings thereon shall be held in trust for the benefit of the Reinsurer, subject to the Ceding Company’s right to apply such assets to amounts due and payable by the Reinsurer to the Ceding Company under this Agreement for the sole purpose of funding the payments and reimbursements described in Paragraph 7(c) of this Article 7. The Reinsurer shall be entitled to any remaining assets in the trust account when all the Reinsurer’s obligations under the Agreement are liquidated and discharged.

(e)  The Ceding Company shall promptly return any amounts drawn on the Trust Account in excess of the actual amounts required for Paragraphs 7(c)(i) and 7(c)(ii) of this Article 7.

(f)  The cost of the Trust Account shall be borne by the Reinsurer. The cost of the trust account maintained

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pursuant to Paragraph 7(c)(iii) of this Article 7 shall be borne by the Ceding Company.

8.  Definitions.  For purposes of this Article 7:

(a)  “Additional Amount” means, on the date of determination, the result of [A x (B/C)], where:

A = on the Inception Date, the excess of the Book Value of the initially deposited Eligible Assets over the Market Value of the initially deposited Eligible Assets, if positive; otherwise, A = zero.

B = the number of calendar quarters for the Amortization Period less the number of calendar quarters from the Inception Date to the date of determination.

C = the number of calendar quarters for the entire Amortization Period.

(b)  “Amortization Period” means the weighted average, using the Book Value of the initially deposited Eligible Assets on the Inception Date, of the remaining term to maturity of such assets, rounded up to the next integer.

(c)  “Book Value” means, at any date of determination, the amount stated for the value of an asset in the Trust Account on the Reinsurer’s statutory financial statements determined in accordance with then applicable statutory accounting principles, but disregarding any permitted practices applicable to the Reinsurer.

(d)  “Fair Market Value” means, at any date of determination, the fair market value of an asset as calculated by the Reinsurer. In providing this calculation, the Reinsurer shall use prices published by a nationally recognized pricing service for assets for which such prices are available, and for assets for which such prices are not available, the Reinsurer shall use methodologies consistent with those which it uses for determining the fair market value of assets held in its own general account (other than the Trust assets) in the ordinary course of business.

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(e)  “Inception Date” means the date the initial Eligible Assets are deposited in the Trust Account.

(f)  “Required Amount” means, on the date of determination, the sum of (i) 100% of the Risks Reinsured, less (ii) the sum of (x) 90% of the entire cash surrender value of the Covered Policies, and (y) the policy loans associated with the Risks Reinsured, each determined in accordance with New York statutory accounting practices on that date of determination, and (ii) the Additional Amount on that date of determination.

(g)  “Valuation Ratio” means, with respect to any asset, the ratio of the Fair Market Value of such asset over its Book Value.

7.	Article 8, Paragraph 2, second sentence, is amended by replacing the phrase “Funds Withheld Coinsurance Reserve Adjustment” with “Funds Withheld Adjustment and Funds Withheld Investment Credit”.

8.	Article 9, Paragraph 5 is deleted in its entirety.

9.	Article 10, Paragraph 3 and 4 are deleted in their entirety.

10.	Article 10, Paragraph 5, is amended by deleting the reference to Paragraphs 3 and 4.

11.	Article 14, fourth paragraph, first sentence, is amended by replacing the phrase “Funds Withheld Adjustment and Funds Withheld Investment Credit”.

12.	Schedules B and D to the Reinsurance Agreement are each amended as set forth in the Schedules B and D attached hereto.

13.	Notwithstanding the amendments set forth in Paragraphs 1 through 12 of this Amendment No. 2, the Ceding Company shall submit a Monthly Accounting Report under the Reinsurance Agreement for the period ending the Effective Date and the Ceding Company and the Reinsurer, as applicable, shall remit any required payment in respect thereof in accordance with the terms and conditions of the Reinsurance Agreement as it existed immediately prior to the Effective Date.

14.	This Amendment No. 2 is effective as of July 31, 2013 (the “Effective Date”).

14

15.	This Amendment No. 2 may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

15

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

16

SCHEDULE B

MONTHLY REPORT OF ACTIVITY AND SETTLEMENTS

FROM CEDING COMPANY TO REINSURER

Reporting Month:

Calendar Year:

Date Report Completed:

1.  Reinsurance Premiums (Article 2)

a.	Direct Premiums
b.	YRT Reinsurance Premiums
c.	Policy Loan Repayments
d.	Policy Loan Interest Charged
e.	Conversion Charges

     Premiums = a - b + c + d + e

2.  Benefit Payments (Article 3)

a.	Claims
b.	Cash Surrender Values
c.	Policy Loans
d.	Policy Loan Interest added to Policy Loans
e.	YRT Reinsurance Claims

     Benefit Payments = a + b + c + d - e

3.  Expense Allowance (Article 4)

a.	Commissions
b.	Premium Taxes
c.	Administrative Expenses

Expense Allowances = a + b + c

4.  Ceding Commission (Article 5)

5.  Funds Withheld Adjustments (Article 6)

Months that are not the final month of quarter (Estimate)

a.            Funds Withheld Adjustment payable to the Reinsurer (Article 6, Paragraph 4(b)(i))

b.            Funds Withheld Adjustment payable to the Ceding Company (Article 6, Paragraph 4(b)(ii))

c.            Funds Withheld Investment Credit (Article 6, Paragraph 5)

Estimated Funds Withheld Adjustments = a – b + c

Months that are the final month of a quarter

a.	Funds Withheld Adjustments from Schedule D
b.	Estimated Funds Withheld Adjustments for first month of quarter

B-1

c.            Estimated Funds Adjustments for second month of quarter

Funds Withheld Adjustments = a – b – c

6.  Cash Settlement = 1 - 2 - 3 – 4 + 5 (if 5 is positive) – 5 (if 5 is negative)

The Ceding Commission is part of this report only in months that include quarterly anniversaries of the Effective Date of this Agreement.

All monthly reports required in respect of the Funds Withheld Assets in accordance with the Investment Guidelines set forth in Schedule F attached hereto.

B-2

SCHEDULE D

QUARTERLY REPORT OF ACTIVITY

Reporting Quarter:

Calendar Year:

Date Report Completed:

	Number of Covered Policies	Face Amount

Beginning of Period

+ Additions

- Terminations

End of Period

Coinsurance Reserve at End of Period (a – b - c): (Article 6, Paragraph 9)

a.	Reserves in Respect of the Risks Reinsured at End of Period

b.	Required Funds Withheld Amount at End of Period

c.	Policy Loans Associated with the Risks Reinsured at End of Period

Funds Withheld Assets at End of Period

Funds Withheld Adjustments

a.          Funds Withheld Adjustment payable to the Reinsurer (Article 6, Paragraph 4(b)(i))

b.          Funds Withheld Adjustment payable to Ceding Company (Article 6, Paragraph 4(b)(ii))

c.          Funds Withheld Investment Credit (Article 6, Paragraph 5)

Funds Withheld Adjustments = a – b + c

All quarterly reports required in respect of the Funds Withheld Assets in accordance with the Investment Guidelines set forth in Schedule F attached hereto.

Schedule E

Initial Transferred Assets and Funds Withheld Assets

See attached.

E-1

SCHEDULE F

INVESTMENT GUIDELINES

(redacted commercially sensitive information)

Investment Approach

The return objective for this investment portfolio is to maximize risk-adjusted returns, with a time horizon consistent with the underlying liability. Specific investment benchmarks are defined based on a liability driven metric (e.g., Statutory, U.S. GAAP, etc.) Value added strategies may be implemented through tactical asset allocation and credit yield enhancement versus the benchmark asset mix within stated constraints. No investment or investment practice (e.g., derivative, securities loan, repo, reverse repo) is permitted unless expressly allowed under these Investment Guidelines. All percentage limitations are based on the market value of portfolio assets unless otherwise indicated.

Asset Mix

Funds Withheld Assets are to be managed to target mix on a market value basis within the tolerance ranges specified in the table below.

Asset Class	Benchmark	Target Mix	Range
Cash & Short-Term Securities		XXXXXX	XXXXXX
Treasuries		XXXXXX	XXXXXX
Public Corporate Bonds		XXXXXX	XXXXXX
Structured Assets		XXXXXX	XXXXXX
Private Placements		XXXXXX	XXXXXX
Mortgages		XXXXXX	XXXXXX

Asset Class	Benchmark	Target Mix	Range
Other Assets (including equity, real estate, etc.; excluding any investment practice)		XXXXXX	XXXXXX

Sector Diversification for Bonds (including Treasuries and Private Placements)

Risk Sector	Limit
Consumer Discretionary	XXXXXX
Consumer Staples	XXXXXX
Energy	XXXXXX
Financials	XXXXXX
Health Care	XXXXXX
Information Technology	XXXXXX
Materials	XXXXXX
Telecommunication Services	XXXXXX
Utilities	XXXXXX
Asset-Backed, Pools & Leases	XXXXXX
Municipals	XXXXXX
Treasuries	XXXXXX

Additional Limits

—	Below Investment Grade bonds – XXXXXX

—	Foreign bonds below A quality are considered part of the “Other Assets” category (subject to Portfolio Constraints, 6. Currency, below)

—	Foreign bonds A and above – XXXXXX (subject to Portfolio Constraints, 6. Currency, below)

Portfolio Constraints

1. Asset Mix

The target mix and tolerance ranges by asset class and sector are defined in the previous tables. All asset classes not specifically mentioned are part of the “Other Assets” category. No investment practice (e.g., derivative, securities loan, repo, reverse repo) may be classified as an “Other Asset.”

2. Interest Rate Risk

Procedures and methods for determining duration targets will be agreed and documented. If it is deemed necessary duration targets may include a separate target for fixed income assets, as well as an aggregate target. Asset duration for fixed income assets backing the liabilities must be matched within a range of +/- 1.0 year. Asset vs. target duration shall be reported monthly by the Ceding Company to the Reinsurer.

3. Credit Risk

The aggregate credit score for the fixed income portfolio (including Cash & Short-Term Securities, Public Corporate Bonds, Private Placements and Mortgages) shall be calculated and monitored by the Ceding Company on a quarterly basis. The aggregate credit score is the weighted average of the credit scores of the individual securities, as described in Appendix 1 to this Schedule F, where the weights are based on fair market value. The target aggregate credit score for the portfolio is XXXX.

The early warning limit for the aggregate credit score is XXX, and the hard limit is XXX. If the aggregate credit score is above the early warning limit then additional monitoring and reporting will be triggered. If the aggregate credit score is above the hard limit then a plan must be provided by the Ceding Company to the Reinsurer to reduce the credit score below the hard limit within a specified time horizon.

All new mortgages must have a loan-to-value of less than or equal to XXX.

No leveraged credit will be permitted.

4. Liquidity

If net liability cash flows over the next 12 months are expected to be outflows then scheduled principal and coupon payments must be at least equal to XXX of the expected liability cash flows.

5. Diversification

The maximum exposure of corporate bonds to a single borrower (excluding U.S. government and government agencies), its subsidiaries and affiliates will generally be limited to XXX. Mortgage loans on individual properties will generally be limited to XXX.

6. Currency

Assets will be denominated in U.S. dollars. Investments issued by non-U.S. issuers but denominated in U.S. dollars are permitted.

7. Reporting and Breaches

Reporting related to the asset mix, sector, duration, credit risk and diversification shall be provided by the Ceding Company to the Reinsurer at least quarterly. Any breach must be reported immediately by the Ceding Company to the Reinsurer upon discovery, and remediated within 30 days of the time at which it becomes known. An extension beyond 30 days may be permitted by mutual agreement of the parties where 30 days is not considered commercially reasonable. Reported breaches in any risk type must be reported monthly by the Ceding Company to the Reinsurer for the subsequent 12-month period.

APPENDIX 1

CREDIT FACTORS

Issuer Types/Ratings	Credit Factors
XXXX
Central Government & Guarantees	XXXX
XXXX
Provincial & Guarantees
AAA	XXXX
AA+	XXXX
AA	XXXX
AA-	XXXX
A+	XXXX
A	XXXX
A-	XXXX
BBB+	XXXX
BBB	XXXX
BBB-	XXXX
BB+	XXXX
BB	XXXX
BB-	XXXX
XXXX
Other Bonds (Including U.S. Agencies & ABS Tranches)
AAA	XXXX
AA+	XXXX
AA	XXXX

Issuer Types/Ratings	Credit Factors
AA-	XXXX
A+	XXXX
A	XXXX
A-	XXXX
BBB+	XXXX
BBB	XXXX
BBB-	XXXX
BB+	XXXX
BB	XXXX
BB-	XXXX
B+	XXXX
B	XXXX
B-	XXXX
CCC	XXXX
CC	XXXX
C	XXXX
D	XXXX

Commercial Mortgages
NHA	XXXX
High Quality	XXXX
Medium Quality	XXXX
Satisfactory	XXXX

Issuer Types/Ratings	Credit Factors
Watchlist	XXXX
Workout	XXXX
Default	XXXX

(redacted commercially sensitive information)

Redacted

EXHIBIT 9

EXECUTION VERSION

ADMINISTRATIVE SERVICES AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF

CANADA

Wellesley Hills, Massachusetts

(continued)

ii

(continued)

iii

ADMINISTRATIVE SERVICES AGREEMENT

This ADMINISTRATIVE SERVICES AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Company”), and The United States Branch of Sun Life Assurance Company of Canada, the United States branch, entered through Michigan, an insurance company organized under the laws of Canada (the “Administrator”). For purposes of this Agreement, the Company and the Administrator shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXXX, XXXXXX and XXXXXX (redacted names due to confidentiality);

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, as of the Effective Date, the Company insures approximately 1,363 in-force universal life insurance policies in its Segment 2414 (the “UL Policies”), each of which is reinsured pursuant to a Reinsurance Agreement between the Company and the Administrator with an effective date of December 31, 2007, as amended (the “UL Reinsurance Agreement”);

WHEREAS, as of the Effective Date, the Company insures 12 in-force life insurance policies in its Segment 2419 (the “XXXXXX  Policies”), having the policy numbers set forth in Schedule A; (redacted name of third party)

WHEREAS, the Company wishes to appoint the Administrator to provide administrative services with respect to the UL Policies, the XXXXX Policies and any additional individual universal life insurance policies issued in the name of or by the Company pursuant to Section 1.6 (the “New UL Policies,” together with the UL Policies and the XXXXXX Policies collectively, the “Policies”) and the Administrator desires to provide such administrative services; (redacted name of third party)

WHEREAS, the risks under the Policies are also reinsured by the Company under ceded reinsurance agreements other than the UL Reinsurance Agreement (the “Other Reinsurance Agreements”);

WHEREAS, Sun Life and Health Insurance Company (U.S.) (“SLHIC”) has agreed to provide certain administrative services for the Company under an Administrative Services Agreement between SLHIC and the Company dated as of the Effective Date (the “SLHIC Administrative Services Agreement”);

WHEREAS, pursuant to that certain Transition Services Agreement, which is expected to be made as of August 2, 2013, by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc. and Delaware Life Holdings, LLC (the “Transition Services Agreement”), an Affiliate of the Administrator will provide certain services to the Company and its Affiliates for an interim period of time; and

WHEREAS, pursuant to that certain Purchaser Transition Services Agreement, which is expected to be made as of August 2, 2013, by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc. and Delaware Life Holdings, LLC (the “Purchaser Transition Services Agreement”), an Affiliate of the Company will provide certain services in respect of the Policies for an interim period of time.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

AUTHORITY; SERVICES; FEES; POWER OF ATTORNEY

Section 1.1 Authority.  The Company hereby appoints the Administrator, and the Administrator hereby accepts appointment, to as an independent contractor of the Company, from and after the Effective Date, (i) issue in the name of the Company any New UL Policies on behalf of SLHIC, in its capacity as administrator under the SLHIC Administrative Services Agreement, as described in Section 1.6(i), (ii) issue in the name of the Company any New UL Policies the Company has agreed to issue pursuant to the Amended and Restated Group Insurance Conversion Option Agreement between the Company and SLHIC dated as of July 31, 2013 and the Group Insurance Conversion Option Agreement between the Company and the Administrator dated as of July 31, 2013, each as described in Section 1.6(ii) and (iii), respectively, and (iii) provide all

2

administrative services necessary or appropriate with respect to the Policies (the “Administrative Services”), all on the terms as set forth in this Agreement. In providing the Administrative Services, the Administrator shall handle all such matters, including the billing and collection of premiums and the defense, adjustment, settlement and payment of all claims (including all Extra Contractual Obligations and Excess Limits Liabilities, except to the extent set forth in the next sentence) arising under the Policies, as more fully set forth herein. Except as otherwise provided in this Agreement, the Company shall retain all responsibility for (i) all matters relating to Insolvency Fund assessments and filings in respect of the Policies, and (ii) the defense, adjustment, settlement and payment of all claims arising under the Policies that are Extra Contractual Obligations or Excess Limits Liabilities arising out of or resulting from any act, error or omission of the Company or its officers, directors, employees or agents (other than the Administrator), whether or not intentional, negligent, in bad faith or otherwise, on and after the Effective Date.

Section 1.2 Ultimate Authority.  Notwithstanding any other provision contained in this Agreement to the contrary, the Company shall (i) retain the ultimate authority to make all final decisions with respect to the administration of the Policies, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company shall only reject in good faith and in light of the intent of the Parties and (ii) have the right to direct the Administrator to perform any action necessary for the Policies or the administration thereof to comply with Applicable Law, or to cease performing any action that constitutes a violation of Applicable Law and would reasonably be expected to have an adverse impact on the Company.

Section 1.3 Transition Services.  The Parties hereby agree that to the extent any Administrative Service is provided (i) by the Company or an Affiliate of the Company to the Administrator pursuant to the Purchaser Transition Services Agreement, or (ii) by an Affiliate of the Administrator pursuant to the Transition Services Agreement, the Administrator shall have no obligation to provide such Administrative Service to the Company with respect to the Policies until the obligation to provide such Administrative Service to the Administrator pursuant to the Purchaser Transition Services Agreement or to the Company pursuant to the Transition Services Agreement (as applicable) has terminated in accordance with the terms of such agreement; provided, if in the reasonable discretion of the Company, the Company determines that any Administrative Service is not being provided pursuant to either the Purchaser Transition Services Agreement or the Transition Services Agreement, whether in whole or in part, then the Administrator shall be responsible for providing such Administrative Service to the fullest extent required to administer the Policies in accordance with the terms set forth in this Agreement.

Section 1.4 Administrative Fee.

(a) The Company shall pay the Administrator a fee each calendar month for providing the Administrative Services with respect to the Policies pursuant to

3

this Agreement in an amount equal to the sum of (i) XXXX (redacted number) of Premiums collected by the Administrator (or Premiums remitted by the Company to the Administrator) during the calendar month, and (ii) $XX (redacted amount) (subject to adjustment pursuant to Subsection (b) below) per Policy in force at the beginning of the calendar month (the “Administrative Fee”).

(b) The dollar amount set forth in Subsection (a)(ii) above shall be increased each January 1 based on the formula a = b x c/d, where:

a = the per Policy charge in year x+1

b = November value in year x of the U.S. Consumer Price Index for All Urban Consumers

c = the per Policy charge in year x

d = November value in year x-1 of the U.S. Consumer Price Index for All Urban Consumers

(c) The Administrator shall present an invoice for the Administrative Fee following the end of each calendar month. The Administrative Fee shall thereafter be paid by payment drawn by the Administrator on the Disbursement Account pursuant to Section 3.2.

Section 1.5 Power of Attorney.  The Company hereby appoints and names the Administrator, acting through its authorized officers and employees, as the Company’s lawful attorney-in-fact, from and after the Effective Date for so long as the Administrator is authorized to perform the Administrative Services and solely to the extent necessary to provide the Administrative Services (all on terms and subject to the limitations set forth herein), (i) to do any and all lawful acts that the Company might have done with respect to the Policies, and (ii) to proceed by all lawful means (A) to perform any and all of the Company’s obligations with respect to the Policies, (B) to enforce any right and defend (in the name of the Company, when necessary) against any liability arising with respect to the Policies, (C) to sue or defend (in the name of the Company, when necessary) any action arising from or relating to the Policies, (D) to sign (in the Company’s name, when necessary) vouchers, receipts, releases and other papers in connection with any of the foregoing matters, (E) to take actions necessary, as may be reasonably determined, to maintain the Policies in compliance with Applicable Law, (F) to sign any and all documents necessary to carry out its obligations under this Agreement in accordance with the terms and conditions of this Agreement, and (G) to do everything lawful in connection with the satisfaction of the Administrator’s obligations and the exercise of its rights under this Agreement. The Company shall execute such powers of attorney and other documents as may be required or are reasonably necessary or appropriate in furtherance of the foregoing.

4

Section 1.6 Company Covenant.  Except for (i) individual universal life insurance policies issued by SLHIC, in its capacity as administrator under the SLHIC Administrative Services Agreement, in the name of the Company pursuant to individual conversion provisions of a Reinsured Policy (as defined in the under the SLHIC Administrative Services Agreement) on or before the Non-Renewal Date (as defined in the SLHIC Administrative Services Agreement), (ii) individual universal life insurance policies issued by the Company upon the request of SLHIC pursuant to the Amended and Restated Group Insurance Conversion Option Agreement between the Company and SLHIC dated as of July 31, 2013, and (iii) individual universal life insurance policies issued by the Company upon the request of the Administrator pursuant to the Group Insurance Conversion Option Agreement between the Company and the Administrator dated as of July 31, 2013, the Company agrees not to issue any new individual life insurance policy (or rider associated with such policy) on or after the Effective Date on the forms set forth in Schedule A of the UL Reinsurance Agreement.

ARTICLE II

STANDARD FOR SERVICES; FACILITIES; SUBCONTRACTING

Section 2.1 Standard for Services.  The Administrator shall provide the Administrative Services in good faith and with the care, skill, prudence and diligence of a person experienced in administering group insurance and employee benefits insurance business. Without limiting the generality of the foregoing, the Administrator shall provide the Administrative Services (i) in accordance with the terms of the Policies, (ii) in accordance with the applicable terms of this Agreement, (iii) in compliance with Applicable Law, and (iv) subject to the foregoing Items (i) – (iii), to the extent applicable, consistent with the standards of performance utilized by Administrator in the administration of its own business not subject to this Agreement. In performing services that involve claims processing, the Administrator shall obtain and maintain all necessary licenses and permits required in compliance with Applicable Laws.

Section 2.2 Facilities and Personnel.  The Administrator shall at all times maintain or contract for sufficient facilities and trained personnel of the kind necessary to perform its obligations under this Agreement in accordance with the performance standards set forth herein.

Section 2.3 Subcontracting.

(a) Prior to the Administrator entering into any subcontract with another Person (the “Subcontractor”) in respect of the performance of any Administrative Service with respect to the Policies, the Administrator will notify the Company in writing of the proposed subcontract and will obtain the Company’s written consent of such proposed Subcontractor, which consent shall not be unreasonably withheld or delayed, provided that the Company’s consent under this Section is not required with respect to any Affiliate of the Administrator or any

5

subcontractor that provided such Administrative Service in respect of the Policies immediately prior to the date hereof.

(b) No subcontracting shall relieve the Administrator from any of its obligations or liabilities hereunder, and the Administrator shall remain responsible for all obligations or liabilities of such Subcontractor with respect to the providing of such service or services as if provided by the Administrator.

ARTICLE III

BANK ACCOUNTS

Section 3.1 Collection Account.  The Company will establish one or more bank accounts (each a “Collection Account”) in conjunction with lockbox arrangements, into which accounts will be deposited (i) all amounts received as Premiums on the Policies, (ii) all commissions, premium taxes, expense allowances, claim expenses, modified coinsurance reserve adjustments and recoveries payable to the Company under the UL Reinsurance Agreement and the Other Reinsurance Agreements in respect of the Policies (the UL Reinsurance Agreement and the Other Reinsurance Agreements, collectively, the “Existing Reinsurance Agreements”), and (iii) all other amounts payable to the Company in respect of the Policies or the Existing Reinsurance Agreements in respect of the Policies, whether collected by the Administrator or received by the Company.

Section 3.2 Disbursement Account.  The Administrator will pay by check, draft, or electronic payment drawn on one or more bank accounts established by the Company (each a “Disbursement Account”) from which the following disbursements will be made: (i) all benefits, commissions, other payments and adjustments payable by the Administrator on account of the Policies, (ii) all reinsurance premiums, modified coinsurance reserve adjustments, investment income on any assets held by the Company and other amounts payable to the reinsurer by the Administrator on account of the Existing Reinsurance Agreements in respect of the Policies, and (iii) subject to Section 1.4(c), the Administration Fee payable to the Administrator. The Administrator will on each Business Day determine the amount required to be paid from the Disbursement Account on such day and will promptly only fund such amounts from the Collection Account to maintain the Disbursement Account at all times at zero. In the event that the balance in the Collection Account is insufficient to maintain the balance in the Disbursement Account at zero, the Company will, following notice by the Administrator, promptly fund any shortfall.

Section 3.3 Check Stock.  Company check stock shall be used for all payments made from the Disbursement Accounts.

Section 3.4 Account Authority.  The Collection Accounts and the Disbursement Accounts (collectively, the “Accounts”) are to be accessed by the Administrator for the sole purpose of making the deposits and disbursements described in Sections 3.1 and 3.2,

6

respectively, and shall not be comingled with the Administrator’s other funds. Upon the termination of this Agreement under the provisions of Section 18.2(a), the Company shall be entitled to immediately revoke any and all authority of the Administrator with respect to the Accounts.

Section 3.5 Account Resolutions.  The Company shall adopt such resolutions and execute such documents as required to designate officers of the Administrator (by title) as signatories on the Accounts for the purpose of enabling the Administrator to fulfill its responsibilities under this Article III.

Section 3.6 Administrator Responsibilities.  Notwithstanding any other provision of this Agreement, the Administrator shall be excused from performing any obligation under this Agreement to the extent that the performance cannot be made because there is a Disbursement Account deficiency and the Company fails to fund the shortfall in accordance with Section 3.2.

Section 3.7 Monthly Reports.  The Administrator will provide the Company a monthly report of all receipts in and disbursements from the Collection Accounts and Disbursement Accounts in a form and in a time frame mutually agreed upon.

ARTICLE IV

POLICY AMENDMENTS

Section 4.1 Riders and Endorsements.  The Administrator may issue on behalf of the Company riders and endorsements to the Policies in the ordinary course of business consistent with the Company’s past practices.

Section 4.2 Policy Revisions Required by Applicable Law.  The Administrator shall prepare and issue to the holder of each policy that constitutes a Policy (the “Policyholder”) all revisions to such Policies that are required by Applicable Law to be made by the Company.

7

ARTICLE V

BILLINGS AND COLLECTIONS

Section 5.1 Billing and Collections.  The Administrator shall assume all responsibility for billing and collecting premiums, recoverables and other amounts payable to the Company with respect to the Policies and the Existing Reinsurance Agreements in respect of the Policies from and after the Effective Date. From and after the Effective Date, the Company shall promptly remit to the Administrator any such amounts received by it with respect to the Policies.

ARTICLE VI

CLAIMS ADMINISTRATION AND ACTUARIAL SERVICES

Section 6.1 Claim Administration Services.  The Administrator shall acknowledge, consider, review, investigate, deny, settle, pay or otherwise dispose of each loss claim reported under each Policy (each, a “Claim” and collectively the “Claims”).

Section 6.2 Description of Claim Administration Services.  Without limiting the foregoing, the Administrator shall, with respect to business represented by the Policies:

(a) provide claimants and their authorized representatives (collectively, “Claimants”) with Claim forms and provide reasonable explanatory guidance to Claimants in connection therewith;

(b) establish, maintain and organize Claim files and maintain and organize other Claims-related records;

(c) review all Claims and determine whether the Claimant is eligible for loss payments and if so, the nature and extent of such loss payments;

(d) prepare and distribute to the appropriate recipients and Governmental Authorities any reports required by Applicable Law;

(e) respond to all written or oral Claims-related communications that the Administrator reasonably believes to require a response; and

(f) respond to and manage any Claims-related matters pursuant to Article VII.

Section 6.3 Actuarial Services.  The Administrator shall provide to the Company such actuarial opinions and certifications (or internal reliance letters as applicable), actuarial analyses and related reports as required by Governmental Authorities with respect to the Policies, including current and future requirements, formal and ad hoc requests and other items necessary in support of any examination or audit. The Administrator shall also provide to the Company actuarial-related items necessary for

8

financial reporting and disclosures and supporting documentation as required by Governmental Authorities or actuarial standards of practice with respect to the Policies.

ARTICLE VII

REGULATORY AND LEGAL PROCEEDINGS

Section 7.1 Regulatory Complaints and Proceedings.  The Administrator shall:

(a) to the extent permitted by Applicable Law, and subject to Section 7.4, respond to any Claims payment related complaints or inquiries made by any Governmental Authority with respect to the Policies within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law, and promptly provide a copy of such response to the Company;

(b) promptly notify the Company of any material non-Claims payment related complaints or inquiries initiated by a Governmental Authority with respect to the Policies, and of any proceedings (either Claims or non-Claims related) initiated by a Governmental Authority with respect to the Policies, and, in either case, to the extent permitted by Applicable Law, prepare and send to the Governmental Authority, with a copy to the Company, a response within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law; provided that, subject to meeting such time frames, the Administrator shall provide such response to the Company for its prior review and comment;

(c) subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all complaints, inquiries and proceedings by Governmental Authorities with respect to the Policies at its own cost and expense, and in the name of the Company when necessary;

(d) at the Company’s request and expense, provide to the Company a report in a form mutually agreed by the Parties summarizing the nature of any such complaints, inquiries or proceedings by Governmental Authorities, the alleged actions or omissions giving rise to such complaints, inquiries or proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters; and

(e) maintain a complaint log with respect to the Policies in accordance with applicable requirements of Governmental Authorities and make a copy of such log, continuously updated through the last day of each calendar quarter during the term of this Agreement, available for inspection by the Company upon five Business Days’ prior notice by the Company.

9

Section 7.2 Legal Proceedings.  The Administrator shall:

(a) notify the Company within 10 Business Days after the end of each month of any lawsuit, action, arbitration or other dispute resolution proceedings that are instituted or threatened with respect to any matter relating to the Policies during the previous month (“Legal Proceeding(s)”);

(b) subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all Legal Proceedings relating to the Policies at its own cost and expense, and in the name of the Company when necessary; and

(c) keep the Company fully informed of the progress of all Legal Proceedings reported by the Administrator pursuant to (i) above and, at the Company’s request, provide to the Company a report summarizing the nature of such Legal Proceedings, the alleged actions or omissions giving rise to such Legal Proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters, in each case other than such files, documents and other information as would, in the judgment of counsel to the Administrator, lead to the loss or waiver of legal privilege.

Section 7.3 Notice to Administrator.  The Company shall give prompt notice to the Administrator of any Legal Proceeding made or brought against the Company after the Effective Date arising under or in connection with the Policies to the extent known to it and not made against or served on the Administrator or a Subcontractor as administrator hereunder, and in no event more than 10 Business Days after receipt of notice thereof, and shall promptly furnish to the Administrator copies of all pleadings in connection therewith. The Administrator shall assume the defense of the Company.

Section 7.4 Final Authority.  Notwithstanding the foregoing, as permitted under Section 1.2, the Company shall retain the final authority with respect to the resolution of inquiries by Governmental Authorities and consumer complaints, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company shall only reject in good faith and in light of the intent of the Parties.

Section 7.5 Defense of Regulatory and Legal Proceedings.  The Company shall have the right to engage in its own separate legal representation, at its own expense, and to otherwise participate fully in the defense of any Legal Proceedings or complaints, inquiries or proceedings by Governmental Authorities with respect to the Policies in which the Company is a named party, but not to settle any such matter. The Administrator and the Company shall cooperate with each other with respect to the administration of any Legal Proceeding and any complaint, inquiry or proceeding by Governmental Authorities. The Administrator shall not settle any Legal Proceeding or any complaint, inquiry or proceeding by Governmental Authorities without the Company’s prior written consent (which consent shall not be unreasonably withheld,

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conditioned or delayed) unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person, (ii) such settlement would not reasonably be expected to have material adverse precedential consequences to the Company, and (iii) the sole relief provided is monetary damages that are paid in full by the Administrator.

ARTICLE VIII

REINSURANCE; OTHER ADMINISTRATIVE SERVICES

Section 8.1 Existing Reinsurance Agreements.

(a) The Administrator shall have the exclusive authority and responsibility to manage and administer the Existing Reinsurance Agreements in respect of the Policies, including providing all reports and notices required with respect to the Existing Reinsurance Agreements in respect of the Policies to the reinsurers within the time required by the applicable Existing Reinsurance Agreement and doing all other things necessary to comply with the terms and conditions of the Existing Reinsurance Agreements in respect of the Policies.

(b) Administration of the Existing Reinsurance Agreements shall include enforcing on behalf of the Company any and all rights and obligations of the Company under the Existing Reinsurance Agreements in respect of the Policies, the payment on behalf of the Company of all reinsurance premiums and other amounts due thereunder in respect of the Policies, using funds from a Disbursement Account and the collection on behalf of the Company of all amounts due thereunder in respect of the Policies from the reinsurers under the Existing Reinsurance Agreements to the Company for losses or loss adjustment expenses on the Policies and depositing such recoveries in a Collection Account.

(c) The Company shall not amend, terminate, recapture or otherwise modify the terms and conditions of any of the Existing Reinsurance Agreements in respect of the Policies without the prior written consent of the Administrator.

(d) The Administrator may, on behalf of the Company, amend, terminate, recapture or otherwise modify the terms and conditions of any of the Other Reinsurance Agreements and cede retained risks under the Policies under one or more additional ceded reinsurance agreements (on a yearly renewable term basis) with reinsurers that are not Affiliates of the Administrator, with the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.

Section 8.2 Services to Policyholders.  From and after the Effective Date, the Administrator shall provide all Policyholder services in connection with the Policies.

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Section 8.3  Other Services.  The Administrator shall provide such other administrative services as are necessary or appropriate to fully effectuate the purpose of this Agreement, including such services as are not performed by or on behalf of Company on the date hereof but the need for which may arise due to changes or developments in Applicable Law.

ARTICLE IX

NOTICE TO POLICYHOLDERS

Section 9.1  Required Notice.  To the extent required by Applicable Law, the Administrator agrees to send to applicable Policyholders a written notice prepared by the Administrator and reasonably acceptable to the Company to the effect that the Administrator has been appointed by the Company to provide Administrative Services with respect to the Policies. The Administrator shall send such notice by first class U.S. mail at a time reasonably acceptable to the Company and the Administrator and in all events in accordance with Applicable Law. The Administrator may include such notice in a regularly scheduled mailing to Policyholders in lieu of a separate mailing.

ARTICLE X

QUARTERLY ACCOUNTINGS

Section 10.1  Insolvency Fund Assessment Accounting.  Within 20 days after the end of each quarter in which Insolvency Fund assessments are assessed or payable by the Company, the Company shall submit to the Administrator a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, an “Insolvency Fund Assessment Accounting”) setting forth 90% of the Insolvency Fund amounts assessed against or payable by the Company, to the extent that such assessments arise on account of Premiums under the UL Policies and the New UL Policies. Within 5 Business Days of receipt of each Insolvency Fund Assessment Accounting, the Administrator shall remit to the Company the amount set forth on such Insolvency Fund Assessment Accounting with respect to the Insolvency Fund amounts.

Section 10.2  Quarterly Premium Tax Accounting.  Within 20 days after the last day of each quarter in which there is premium tax activity arising from the Policies, the Administrator shall submit to the Company a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, a “Premium Tax Accounting”) setting forth the estimated premium taxes due on account of Premiums under the Policies paid on or after the Effective Date and collected during such quarter. The Company shall be responsible for payment premium taxes due in respect of the Policies.

Section 10.3  Adjustments Regarding Quarterly Accountings.  In the event that subsequent data or calculations require revision of any of the Insolvency Fund Assessment Accountings or the Premium Tax Accountings, the required revision and

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appropriate payments thereunder shall be made within 10 Business Days after the Parties mutually agree as to the appropriate revision.

ARTICLE XI

CERTAIN ACTIONS BY COMPANY

Section 11.1  Filings.  The Company shall prepare and timely file any filings required to be made with any Governmental Authority that relate to the Company generally and not just to the Policies, including filings and premium tax returns with taxing authorities. The Administrator shall, in a timely fashion in light of the dates such filings by the Company are required, provide to the Company all information in the possession of the Administrator with respect to the Policies that may be reasonably required for the Company to prepare such filings and tax returns.

ARTICLE XII

REGULATORY MATTERS AND REPORTING

Section 12.1  Regulatory Compliance and Reporting.

(a) The Administrator shall provide to the Company such information with respect to the Policies as is required to satisfy all current and future informational reporting, prior approval and any other requirements imposed by any Governmental Authority. Upon the reasonable request of the Company, the Administrator shall timely prepare such reports and summaries, including statistical summaries and certifications, as are necessary or reasonably required to satisfy any requirements imposed by a Governmental Authority upon the Company with respect to the Policies. In addition, the Administrator, upon the reasonable request of the Company, shall promptly provide to the Company copies of all existing records relating to the Policies (including, with respect to records maintained in machine readable form, hard copies) that are necessary to satisfy such requirements.

(b) The Administrator shall promptly prepare and furnish to the Company all reports and related summaries (including statistical summaries), certificates of compliance and other reports required or requested by any Governmental Authority and related to the Policies. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(c) The Administrator shall assist the Company and cooperate with the Company in doing all things necessary, proper or advisable in the most

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expeditious manner practicable in connection with any and all market conduct or other Governmental Authority examinations that include matters involving the Policies.

(d)  The Administrator shall provide to the Company such other information with respect to the Policies as is reasonably requested by the Company, including information required to prepare the Insolvency Fund Assessment Accounting in accordance with Section 10.1.

Section 12.2  Reporting and Accountings.  The Administrator shall assume the reporting and accounting obligations set forth below:

(a) As soon as practicable but not more than 15 days after the end of each month that this Agreement is in effect and during which any transactions occurred in respect of the Policies (or more frequently as mutually agreed by the Parties), the Administrator shall timely provide to the Company reports and summaries of transactions (and upon request of the Company, detailed supporting records) related to the Policies as may be reasonably required for use in connection with the preparation of the Company’s statutory and U.S. GAAP financial statements, tax returns and other required financial reports and to comply with the requirements of the Governmental Authorities having jurisdiction over the Company, including all premiums received and all losses paid. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(b) As soon as practicable but not more than 35 days after the end of the first three quarters of each calendar year that this Agreement is in effect and within 45 days after the end of the last quarter of each such year (or more frequently as mutually agreed by the Parties), the Administrator shall report to the Company the amount of reserves that the Company is required to report on its statutory and U.S. GAAP financial statements, tax returns and other required financial reports as of the quarter end, along with the amounts of reserves ceded to each reinsurer under the Existing Reinsurance Agreements in respect of the Policies.

(c) Within 45 days after each calendar year end that this Agreement is in effect, the Administrator shall provide to the Company (i) a preliminary actuarial analysis regarding the adequacy of the statutory reserves for the Policies, and (ii) within 60 days after each such calendar year (x) an opinion of an actuary reasonably acceptable to the Company as to the adequacy of statutory reserves for the Policies, prepared according to accepted actuarial standards of practice, and as

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otherwise required for regulatory reporting purposes, and (y) an analysis which reasonably supports such opinion.

(d) The Administrator shall promptly and timely provide notice to the Company of any changes in the reserve methodology used by the Administrator in calculating statutory reserves for the Policies.

Section 12.3  Additional Reports and Updates.  For so long as this Agreement remains in effect, each Party shall periodically furnish to the other such other reports and information as may be reasonably required by such other Party for regulatory, tax, internal operating or similar purposes and reasonably available to it.

Section 12.4  Certification of Accuracy.  All information provided to the Company by the Administrator pursuant to this Agreement shall be complete and accurate in all material respects and the provision of such information shall constitute a certification by the Administrator of such completeness and accuracy.

ARTICLE XIII

BOOKS AND RECORDS

Section 13.1  Transfer.  In conjunction with the Administrator’s administration of the Policies, the Company will transfer to the Administrator by the Effective Date all Books and Records. Transfer of Books and Records may be made by the Company granting the Administrator access to Books and Records maintained in electronic media.

Section 13.2  Maintenance; Inspection.  The Administrator shall keep accurate and complete records, files and accounts of all transactions and matters with respect to the Policies and the administration thereof in accordance with (i) Applicable Law, (ii) its record management practices as amended from time to time for the Administrator’s insurance business not covered by this Agreement, if any, and (iii) in accessible format. The Parties and their designated representative, or any Governmental Authority having jurisdiction over the Parties, including the Michigan Office of Financial and Insurance Regulation and the New York Department of Financial Services, may upon reasonable notice inspect, at the offices of the Administrator or the Company where such records are located, the papers and any and all other books or documents of the Administrator or the Company reasonably relating to this Agreement, including the Policies, and shall have access to appropriate employees and representatives of the other Party, in each case during normal business hours for such period as this Agreement is in effect or for as long thereafter as any rights or obligations of any Party survives or the Administrator or the Company reasonably need access to such records for regulatory, tax or similar purposes. The books and records with respect to each Policy must be maintained for such period as would comply with (i) the records retention policies of the Administrator then in effect with regard to its own business, and (ii) New York Department of Financial Services

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Insurance Regulation No. 152. The information obtained shall be used only for purposes relating to the transactions contemplated under this Agreement.

ARTICLE XIV

COOPERATION

Section 14.1  Cooperation.  Each Party hereto shall cooperate fully with the other in all reasonable respects in order to accomplish the objectives of this Agreement including making available to each their respective officers and employees for interviews and meetings with Governmental Authorities and furnishing any additional assistance, information and documents as may be reasonably requested by a Party from time to time.

ARTICLE XV

PRIVACY REQUIREMENTS

Section 15.1  Privacy Requirements.

(a) In providing the Administrative Services provided for under this Agreement, and in connection with maintaining, administering, handling and transferring the data of the Policyholder and other recipients of loss payments under the Policies, the Administrator shall, and shall cause its Affiliates and any permitted Subcontractors to, comply in all material respects with all confidentiality and security obligations applicable to them in connection with the collection, use, disclosure, maintenance and transmission of personal, private, health or financial information about individual Policyholders or loss payment recipients, including the provisions of privacy policies under which such information was gathered, those laws currently in place and which may become effective during the term of this Agreement, including the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, New York Department of Financial Services Insurance Regulation No. 173, and any other Applicable Laws. The Administrator shall entitle the Company and its agents and representatives, the Commissioner of Health and Human Services and such other Governmental Authorities, to the extent required by Applicable Law, to audit the Administrator’s compliance herewith. To the extent required by Applicable Law, the Administrator shall also enable individual subjects of personally identifiable information, upon request from such individuals, to review and correct information maintained by the Administrator about them, and to restrict use of such information. The Administrator shall promptly report to the Company any violation of this Section 15.1 of which the Administrator becomes aware. Unless required by Applicable Law, the Administrator shall not during the term of this Agreement modify the privacy policies under which information utilized by the Administrator in administering the Policies is gathered, without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

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(b) The Administrator shall implement and maintain appropriate measures designed to meet the objectives of the New York Department of Financial Services Insurance Regulation No. 173 with respect to safeguarding the Company’s customer information and customer information systems. The Administrator shall adjust its information security program at the request of the Company for any relevant changes dictated by the Company’s assessment of risk around its customer information and customer information systems. Confirming evidence that the Administrator has satisfied its obligations under this Agreement shall be made available, during normal business hours, for inspection by the Company, anyone authorized by the Company, and any Governmental Authority that has regulatory authority over the Company’s business activities.

ARTICLE XVI

INDEMNIFICATION

Section 16.1  Indemnification by Administrator.  The Administrator hereby agrees to indemnify, defend and hold harmless the Company, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Company Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Company Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Administrator of, or any failure by the Administrator to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Company’s actions taken at the written recommendation or direction of the Administrator, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Administrator or its Affiliates affecting the Administrator’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however, that the Administrator shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Company Indemnitee.

Section 16.2  Indemnification by Company.  The Company hereby agrees to indemnify, defend and hold harmless the Administrator, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Administrator Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Administrator Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Company of, or any failure by the Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Administrator’s actions taken at the written recommendation or direction of the Company, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Company or its Affiliates affecting the Company’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however,

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that the Company shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Administrator Indemnitee.

Section 16.3  Indemnification Process and Procedures.  In the event that either the Company or the Administrator determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 16.4  Right to Contest Claims of Third Parties.

(a) If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article XVI (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 16.3 be delivered as promptly as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article XVI; provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be

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delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 16.4 (or if the 30-day period described in this Section 16.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

(c) In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d) The Ceding Company and Reinsurer shall make mutually available to each other all relevant information in their possession relating to any Asserted

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Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

Section 16.5  Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 16.5 shall not apply with respect to Losses related to Taxes.

Section 16.6  Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 16.7  Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article XVI.

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Section 16.8  Defined Terms.  For purposes of this Article XVI,

(a) “Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties. For the avoidance of doubt, in no event shall “Losses” include lost profits or special, punitive, consequential or incidental damages.

(b) “Liabilities” shall mean any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

(c) “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

ARTICLE XVII

INABILITY TO PERFORM

Section 17.1  Inability or Failure to Perform Administrative Services.

(a) Except as provided in Article XVIII, in the event that the Administrator is unable to perform all or a portion of the Administrative Services for any reason for a period that could reasonably be expected to exceed 10 Business Days, the Administrator shall promptly provide notice to the Company of its inability to perform the applicable Administrative Services. In the event

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that the Administrator fails to provide any notice required in the foregoing sentence, the Company may provide such notice to itself and the Administrator. Upon such notice, the Administrator shall obtain an alternative means of providing the Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services.

(b) In the event that the Administrator commits three Material Breaches (as such term is defined below) of this Agreement during any rolling 12 month period, the Administrator shall obtain an alternative means of providing the impacted Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services. The term “Material Breach” shall mean a material breach of this Agreement by the Administrator, the occurrence of which is not subject to a good faith dispute between the Parties, that remains in existence 30 days after receipt by the Administrator of the Company’s written notice of such breach, which breach shall not have been cured within such 30 day period. Any Material Breach that is not cured within the foregoing cure period shall be deemed an additional Material Breach for purposes of this Section 17.1(b).

(c) In the event that a third-party administrator is engaged in accordance with Section 17.1 and the Administrator subsequently determines in good faith that it is capable of performing the Administrative Services subcontracted to such third-party administrator, the Parties agree that the Administrator may replace the third-party administrator and resume its performance of such Administrative Services; provided that in the event that a third party administrator is engaged in accordance with Section 17.1(b), the Administrator shall be required to cure all material breaches to the reasonable satisfaction of the Company prior to resuming performance of such Administrative Services.

ARTICLE XVIII

DURATION; TERMINATION

Section 18.1  Duration.  This Agreement shall commence on the Effective Date and continue with respect to each Policy until no further Administrative Services in respect of such Policy are required, unless this Agreement is earlier terminated under Section 18.2.

Section 18.2  Termination.

(a) The Company and the Administrator agree that it is their intent that this Agreement remain in effect until all the Company’s liability with respect to

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the Policies terminates. This Agreement is nevertheless subject to immediate termination at the option of the Company, upon written notice to the Administrator, if a voluntary or involuntary proceeding is commenced in any jurisdiction by or against the Administrator for the purpose of conserving, rehabilitating or liquidating the Administrator.

(b) In the event that this Agreement is terminated under the provisions of Section 18.2(a), the Administrator shall have the right to select a third-party administrator to perform the services required by this Agreement. The Company shall have the right to approve any such administrator selected by the Administrator, but such approval will not unreasonably be withheld, conditioned or delayed. If the Administrator fails to select an administrator pursuant to this Section 18.2(b) within 20 Business Days of its termination, the Company shall select such an administrator. Any and all fees charged by a third-party administrator selected in accordance with this Section 18.2(b) for the performance of the Administrative Services shall be borne exclusively by the Administrator.

ARTICLE XIX

ARBITRATION

Section 19.1  Resolution of Disputes.  Any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article XIX. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 19.2  Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 19.3 below.

Section 19.3  Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator

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certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 19.4  Choice of Forum.  Any arbitration instituted pursuant to this Article XIX shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 19.5  Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

Section 19.6  Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 19.7  Consolidation.

(a) If two or more disputes arise under any of this Agreement and the UL Reinsurance Agreement (collectively, the “SLNY Agreements”), then any or all such disputes may be brought in a single arbitration pursuant to this Section 19.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b) Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a

24

written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c) The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d) The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

Section 19.8  Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 19.9  Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full

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authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 19.10  Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 19.11  No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

ARTICLE XX

MISCELLANEOUS PROVISIONS

Section 20.1  Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 20.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a) If to the Company:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

(b) If to the Administrator:

The United States Branch of Sun Life Assurance Company

of Canada

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

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Section 20.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 20.3 shall be void and shall have no force and effect.

Section 20.4  No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

Section 20.5  No Joint Venture or Partnership Intended.  Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

Section 20.6  Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 20.7  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 20.8  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 20.9  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY

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TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 20.9.

Section 20.10 Integration.  This Agreement (together with the Schedules hereto and the other agreements, documents and instruments delivered in connection herewith), the Stock Purchase Agreement and the other Ancillary Agreements constitute the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 20.11 Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 20.12 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 20.13 Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance

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with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 20.13, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 20.13 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 20.13 before exercising any other right under this Agreement.

Section 20.14 Setoff.  Any undisputed debts or credits incurred on or after the Effective Date in favor of or against either the Company or the Administrator with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be setoff, and only the balance shall be allowed or paid. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that it shall have no right hereunder or pursuant to Applicable Law to offset any amounts due or owing (or to become due or owing) to any other Party under this Agreement against any amounts due or owing by such other Party or any of its subsidiaries or Affiliates under any other agreement, contract or understanding.

Section 20.15 Force Majeure.  No Party shall be liable for any expense, loss or damage whatsoever arising out of any interruption of Administrative Services or delay or failure to perform under this Agreement caused by Force Majeure (except to the extent that the Administrative Service being provided was a disaster recovery service). For purposes of this Agreement, “Force Majeure” means any circumstance or event beyond the reasonable control of any Party relying upon such event or circumstance, including: acts of God, acts of a public enemy, acts of terrorism, acts of a nation or any state, territory, province or other political division thereof, changes in Applicable Law, fires, floods, epidemics, riots, quarantine restrictions, freight embargoes or other similar causes. In any such event, the Company’s and the Administrator’s obligations hereunder shall be postponed for such time as its or their performance is suspended or delayed on account thereof. If any Party is so affected, such Party will notify the other Parties in writing upon learning of the occurrence of such event of Force Majeure. Upon the cessation of the Force Majeure event, such Party will use commercially reasonable efforts to resume, or to cause the relevant Subcontractor, to resume, its performance with the least practicable delay.

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Section 20.16 Disaster Recovery.  The Administrator represents that it has developed and shall maintain, for as long as Administrative Services are provided hereunder, a disaster recovery plan (“DRP”) related to the Administrative Services that is consistent with commercially reasonable business practices. For as long as Administrative Services are provided hereunder, the Administrator will: (i) periodically, but no less than one time per calendar year, update and test the operability of the DRP, (ii) certify to the Company at least once during every calendar year that the DRP is fully operational, (iii) in consultation with the Company, implement the DRP upon the declaration of a disaster under such DRP, and (iv) reinstate the Administrative Services upon the declaration of such a disaster within the applicable timeframes specified in the DRP. The Company shall have the right to review the DRP periodically, but no more than one time per calendar year at the Administrator’s location.

Section 20.17 Survival.  Article XIV, Article XV, Article XVI, Article XIX and Article XX shall survive the termination of this Agreement.

Section 20.18 Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Books and Records” means originals or copies of all books and records, documents and data (in each case, in whatever form maintained) in the possession or control of any of Sellers or their respective Affiliates to the extent that they pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Policies, including statutory filings as required under Applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs and litigation files, but excluding, in any case, the Excluded Books and Records.

“Business Day” means any day on which a United States national banking association is open for regular business.

“Excess Limits Liability” means any amounts payable in excess of the policy limit as a result of alleged or actual negligence in failing to settle or rejecting a settlement within the policy limit, in the preparation of the defense, in the trial of any action against the insured, or in the preparation of or prosecution of an appeal consequent upon such action. The date on which any Excess Limits Liability is incurred by the Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Excess Limits Liability arose.

“Extra Contractual Obligations” means all liabilities, obligations and expenses not arising under the express terms and conditions of any Policy, whether such liabilities, obligations or expenses are owing to an insured, a Governmental Entity or any other Person in connection with such Policy, including (a) any liability for punitive, exemplary, consequential, special, treble, tort, bad faith or any other form of extra-contractual

30

damages, (b) damages or claims in excess of the applicable policy limits of the Policies, (c) statutory or regulatory damages, fines, penalties, forfeitures and similar charges of a penal or disciplinary nature, and (d) liabilities and obligations arising out of any act, error or omission, whether or not intentional, in bad faith or otherwise, including any act, error or omission relating to (i) the form, marketing, production, issuance, sale, cancellation or administration of the Policies or (ii) the failure to pay or the delay in payment of claims, benefits, disbursements or any other amounts due or alleged to be due under or in connection with the Policies (exclusive of interest on payments to policyholders, as determined in accordance with the laws of the jurisdiction applicable to such Policy). The date on which any Extra Contractual Obligation is incurred by the Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Extra Contractual Obligation arose.

“Insolvency Fund” means any guarantee fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee or other obligation of an insurer or reinsurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

“Premiums” means premiums, considerations, deposits, loan repayments and similar amounts paid or payable in respect of the Policies.

Section 20.19 Other Definitions.  Capitalized terms used herein and not defined herein, unless otherwise indicated, have the respective meanings assigned to them in the Stock Purchase Agreement.

Section 20.20 Interpretation.

(a) When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended,

31

modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(d) The references to “days” mean calendar days unless Business Days are expressly specified.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

(g) Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h) Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:

Name:
Title:

By:

Name:
Title:

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Schedule A

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 10

Redacted

AMENDED AND RESTATED

GROUP INSURANCE CONVERSION OPTION AGREEMENT

This AMENDED AND RESTATED GROUP INSURANCE CONVERSION OPTION AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is by and between SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.), an insurance company organized under the laws of Connecticut (“SLHIC”), and SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, an insurance company organized under the laws of New York (“SLNY”, and together with SLHIC, the “Parties”).

WHEREAS, pursuant to a Recapture and Termination Agreement between SLNY and SLHIC that is being executed concurrently with this Agreement, SLHIC has agreed to recapture risks arising under employee benefits and group insurance business issued by SLHIC;

WHEREAS, pursuant to a Reinsurance Agreement between SLNY and SLHIC that is being executed concurrently with this Agreement (the “Group Reinsurance Agreement”), SLHIC has agreed to indemnify SLNY for 100% of the Reinsured Liabilities (as defined therein) arising under or relating to employee benefits and group insurance business issued by SLNY;

WHEREAS, pursuant to an Administrative Services Agreement (the “Group ASA”) between SLNY and SLHIC that is being executed concurrently with this Agreement, SLHIC is authorized to issue in New York, in the name of SLNY, new employee benefits and group insurance policies from the Effective Date until the Non-Renewal Date (as defined in the Group ASA) (the “Non-Renewal Date”);

WHEREAS pursuant to a Reinsurance Agreement (the “UL Reinsurance Agreement”) between SLNY and the United States Branch of Sun Life Insurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) and an affiliate of SLHIC (the “U.S. Branch”), the U.S. Branch reinsures, on a 90% coinsurance basis, certain individual life insurance policies issued by SLNY, including individual life insurance policies issued upon the request of SLHIC pursuant to this Agreement;

WHEREAS, pursuant to an Administrative Services Agreement— XXXXXX (redacted name of third party) (the “Individual ASA”) between SLNY and the U.S. Branch that is being executed concurrently with this Agreement, the U.S. Branch will provide administrative services in respect of the life insurance policies that are reinsured by the U.S. Branch under the UL Reinsurance Agreement;

WHEREAS, in accordance with applicable law and the terms of the Eligible Group Contracts (as defined herein) SLHIC must make available, upon the occurrence of

1

certain events, an individual insurance policy for persons covered by group life insurance policies;

WHEREAS, as of the Effective Date, SLHIC does not issue individual life insurance policies in the State of New York; and SLNY does issue individual life insurance policies in the State of New York;

WHEREAS, the Parties desire to amend certain provisions of that certain Group Insurance Conversion Option Agreement (the “Group Insurance Conversion Option Agreement”) entered into by SLNY and SLHIC effective March 1, 2011;

WHEREAS, SLNY and SLHIC desire that, from the Effective Date to the Non-Renewal Date, SLNY issue individual life insurance policies required to fulfill the conversion requirements under the Eligible Group Contracts as provided herein;

WHEREAS, pursuant to a Group Insurance Conversion Option Agreement between SLNY and the U.S. Branch that is being executed concurrently with this Agreement (the “SLNY-to-Branch Conversion Option Agreement”), the U.S. Branch will issue certain individual life insurance policies pursuant to the conversion rights under group insurance contracts issued by SLNY, and SLNY will pay the U.S. Branch a conversion charge as provided therein; and

WHEREAS, in consideration of the cession by SLNY to SLHIC of SLNY’s employee benefits and group insurance business pursuant to the Group Reinsurance Agreement, SLNY and SLHIC desire that SLHIC reimburse SLNY for conversion charges paid by SLNY to the Branch under the SLNY-to-Branch Conversion Option Agreement.

NOW, THEREFORE, the Parties agree that the Group Insurance Conversion Option Agreement is amended and restated effective as of the Effective Date as follows:

1.	Issuing Policies to Eligible Participants. Subject to and in accordance with applicable law, SLNY shall, not later than 30 days following delivery by SLHIC to SLNY of a completed application for issuance of a policy of individual life insurance pursuant to the conversion rights under an Eligible Group Contract (a “Conversion Policy”), issue such a Conversion Policy to any person identified in such application who is (a) a resident of New York within the meaning of N.Y. Ins. L. §1101(b), and (b) entitled to be issued such a policy upon conversion from coverage under the terms of an Eligible Group Contract. Such Conversion Policy shall be issued on the applicable SLNY policy form identified in Schedule A hereto and otherwise upon the terms applicable thereto under the provisions of the relevant Eligible Group Contract. As used herein, the term “Eligible Group Contract” means any group insurance contract issued by SLHIC prior to the Effective Date on a form identified in Schedule A.

2

2.	Conversion Charges. Within ten (10) business days following the end of each calendar month, SLHIC shall pay to SLNY an amount equal to XX (redacted number) of the sum of the face amounts of the Conversion Policies issued during such calendar month.

3.	Reimbursement of Conversion Charges. Without duplication of any amounts payable by SLHIC to SLNY under the Group Reinsurance Agreement, within ten (10) business days following the end of each calendar month, SLHIC shall reimburse SLNY for 100% of the amounts paid by SLNY to the U.S. Branch as conversion charges under the SLNY-to-Branch Conversion Option Agreement during such calendar month.

4.	Term and Termination. The obligations of the Parties under Sections 1 and 2 of this Agreement shall terminate upon the first to occur of (a) the Non-Renewal Date, or (b) termination of the Individual ASA in accordance with the terms thereof. The other representations, warranties, covenants and agreements in this Agreement shall terminate upon the termination of the SLNY-to-Branch Conversion Option Agreement.

5.	Books and Records Maintenance. SLNY shall be responsible for maintaining accurate and complete records, files and accounts of all services rendered pursuant to this Agreement in accordance with applicable laws and regulations, including, but not limited to, New York Department of Financial Services Insurance Regulation No. 152. SLNY shall keep copies of such accounts and records available at its principal offices (or the offices of the administrator of the policies issued pursuant to this Agreement) for audit, inspection, and copying by SLHIC and persons authorized by it, or any governmental agency having jurisdiction over SLHIC or SLNY, during all reasonable business hours. Notwithstanding the foregoing, SLNY shall be deemed to have satisfied its obligations under this Section 5 if such obligations are satisfied by the U.S. Branch pursuant to the Individual ASA.

6.	Customer Information. SLNY shall implement and maintain appropriate measures designed to meet the objectives of New York Department of Financial Services Insurance Regulation No. 173, with respect to safeguarding customer information and customer information systems. Each of the Parties shall adjust its information security program at the request of the other Party for any relevant changes dictated by the requesting Party’s assessment of risk around its customer information and customer information systems. Notwithstanding the foregoing, each Party shall be deemed to have satisfied its obligations under this Section 6 if such obligations are satisfied by the U.S. Branch pursuant to the Individual ASA.

7.	Headings and Schedules. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedule forms a part of this Agreement.

3

8.	Notices. Notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

If to SLNY:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

If to SLHIC:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

9.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 9 shall be void and shall have no force and effect.

10.	No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

11.	No Joint Venture or Partnership Intended. Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

12.

Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same

4

instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

13.	Governing Law. THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

14.	Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 14.

15.	Entire Agreement. This Agreement and all attachments, together with such amendments as may from time to time be executed in writing by the Parties, constitute the entire agreement between the Parties relating to the subject matter of this agreement and supersede all previous agreements or representations, written or oral.

16.

Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a

5

waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

17.	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

18.	Specific Performance. The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 18, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, and (b) nothing contained in this Section 18 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 18 before exercising any other right under this Agreement.

19.	Survival. Section 6-19 (inclusive) shall survive the termination of this Agreement.

[signature page follows]

6

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:

Name:
Title:

By:

Name:
Title:

[Signature page to Amended and Restated Group Insurance Conversion Option Agreement]

Schedule A

SLHIC Group Policies	SLNY Individual Policies
Group Basic/Voluntary Life Insurance	Individual universal life insurance policy on such form as would cause the policy to be reinsured by the U.S. Branch under the terms of the UL Reinsurance Agreement

Ported Basic/Voluntary Life Insurance

Redacted

EXHIBIT 11

EXECUTION VERSION

GROUP INSURANCE CONVERSION OPTION AGREEMENT

(NY GROUP CONTRACTS)

This GROUP INSURANCE CONVERSION OPTION AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is by and between THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA, the United States branch, entered through Michigan, of an insurance company organized under the laws of Canada (the “U.S. Branch”), and SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, an insurance company organized under the laws of New York (“SLNY”, and together with the U.S. Branch, the “Parties”).

WHEREAS, concurrently with the execution of this Agreement, SLNY and Sun Life and Health Insurance Company (U.S.) (“SLHIC”), a Connecticut life insurance company and affiliate of the U.S. Branch, are entering into a Reinsurance Agreement (the “Reinsurance Agreement”), pursuant to which SLHIC has agreed to indemnify SLNY for 100% of the Reinsured Liabilities (as defined in the Reinsurance Agreement) arising under or relating to the Reinsured Policies (as defined in the Reinsurance Agreement) (the “Reinsured Policies”), which constitute employee benefits and group reinsurance business issued by SLNY;

WHEREAS, in accordance with applicable law and the terms of the group insurance contracts issued by SLNY, SLNY must make available to persons covered by such group contracts an individual insurance policy upon the occurrence of certain events;

WHEREAS, as of the Effective Date, SLNY does not issue individual life insurance policies outside the State of New York; and the U.S. Branch issues individual life insurance policies in each state other than New York;

WHEREAS, SLNY and the U.S. Branch desire that, from the Effective Date until such time as there are no remaining Reinsured Policies in force, the U.S. Branch issue individual life insurance policies outside New York as required to fulfill the conversion requirements under the Reinsured Policies as provided herein.

NOW, THEREFORE, the Parties agree as follows:

1.

Issuing Policies to Eligible Participants.  Subject to and in accordance with applicable law, the U.S. Branch shall, not later than 30 days following delivery by SLNY to the U.S. Branch of a completed application for issuance of a policy of individual life insurance pursuant to the conversion rights under a Reinsured Policy (a “Conversion Policy”), issue such a Conversion Policy to any person identified in such application who is (a) not a resident of New York within the meaning of N.Y. Ins. L. §1101(b), and (b) entitled to be issued such a policy upon conversion from coverage under the terms of a Reinsured Policy. Such

1

Conversion Policy shall be issued upon the terms applicable thereto under the provisions of the relevant Reinsured Policy.

2.	Term and Termination. This Agreement shall terminate upon the termination of the Reinsurance Agreement in accordance with the terms thereof.

3.	Conversion Charges. Within ten (10) business days following the end of each calendar month during the term of this Agreement (or, with respect to the calendar month in which this Agreement is terminated, within ten (10) business days following the termination date), SLNY shall pay to the U.S. Branch an amount equal to 10% of the sum of the face amounts of the Conversion Policies issued during such calendar month.

4.	Headings and Schedules. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

5.	Notices. Notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

If to SLNY:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

If to the U.S. Branch:

The United States Branch of Sun Life Assurance Company

of Canada

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

6.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 8 shall be void and shall have no force and effect.

2

7.	No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

8.	No Joint Venture or Partnership Intended. Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

9.	Execution in Counterpart. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

10.	Governing Law. THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

11.

Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

3

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 11.

12.	Entire Agreement. This Agreement and all attachments, together with such amendments as may from time to time be executed in writing by the Parties, constitute the entire agreement between the Parties relating to the subject matter of this agreement and supersede all previous agreements or representations, written or oral.

13.	Amendment; Waiver. Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

15.

Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 15, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, and (b) nothing contained in this Section 15 shall require any Party to

4

institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 15 before exercising any other right under this Agreement.

16.	Survival. Sections 4-16 (inclusive) shall survive the termination of this Agreement.

[signature page follows]

5

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY
COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

THE UNITED STATES BRANCH OF SUN
LIFE ASSURANCE COMPANY OF
CANADA

By:
Name:
Title:

By:
Name:
Title:

Redacted

EXHIBIT 12

EXECUTION VERSION

GROUP INSURANCE CONVERSION OPTION AGREEMENT

(NON-NY GROUP CONTRACTS)

This GROUP INSURANCE CONVERSION OPTION AGREEMENT (this “Agreement”), dated as of July 31, 2013 (the “Effective Date”), is by and between THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA, the United States branch, entered through Michigan, of an insurance company organized under the laws of Canada (the “U.S. Branch”), and SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, an insurance company organized under the laws of New York (“SLNY”, and together with the U.S. Branch, the “Parties”).

WHEREAS, the U.S. Branch issues certain group insurance contracts;

WHEREAS, in accordance with applicable law and the terms of such group insurance contracts, the U.S. Branch must make available to persons covered by such group contracts an individual insurance policy upon the occurrence of certain events;

WHEREAS, as of the Effective Date, the U.S. Branch does not issue individual life insurance policies in the State of New York; and SLNY does issue individual life insurance policies in the State of New York;

WHEREAS, pursuant to an Administrative Services Agreement (the “Group ASA”) between SLNY and Sun Life and Health Insurance Company (U.S.) (“SLHIC”), a Connecticut life insurance company and affiliate of the U.S. Branch, that is being executed concurrently with this Agreement, SLHIC is authorized to issue in the State of New York, in the name of SLNY, new employee benefits and group insurance policies from the Effective Date until the Non-Renewal Date (as defined in the Group ASA) (the “Non-Renewal Date”), at which time it is anticipated that SLHIC will have the requisite approved policy forms and administrative capability to issue individual life insurance policies in New York as conversions from group insurance contracts issued by SLHIC and the U.S. Branch;

WHEREAS, pursuant to that certain Reinsurance Agreement (the “Reinsurance Agreement”) effective as of December 31, 2007 between the Parties, the U.S. Branch reinsures, on a 90% coinsurance basis, certain individual life insurance policies issued by SLNY, including individual life insurance policies issued upon the request of the U.S. Branch pursuant to this Agreement;

WHEREAS, pursuant to an Administrative Services Agreement—XXXXXX (redacted name of third party) (the “Individual ASA”) between SLNY and the U.S. Branch that is being executed concurrently with this Agreement, the U.S. Branch will provide administrative services in respect of the life insurance policies that are reinsured by the U.S. Branch under the Reinsurance Agreement;

WHEREAS, SLNY and the U.S. Branch desire that, from the Effective Date to the Non-Renewal Date, SLNY issue individual life insurance policies required to fulfill the conversion requirements under the Eligible Group Contracts as provided herein.

NOW, THEREFORE, the Parties agree as follows:

1.	Issuing Policies to Eligible Participants. Subject to and in accordance with applicable law, SLNY shall, not later than 30 days following delivery by the U.S. Branch to SLNY of a completed application for issuance of a policy of individual life insurance pursuant to the conversion rights under an Eligible Group Contract (a “Conversion Policy”), issue such a Conversion Policy to any person identified in such application who is (a) a resident of New York within the meaning of N.Y. Ins. L. §1101(b), and (b) entitled to be issued such a policy upon conversion from coverage under the terms of an Eligible Group Contract. Such Conversion Policy shall be issued on the applicable SLNY policy form identified in Schedule A hereto and otherwise upon the terms applicable thereto under the provisions of the relevant Eligible Group Contract. As used herein, the term “Eligible Group Contract” means any group insurance contract issued by the U.S. Branch prior to the Effective Date on a form identified in Schedule A.

2.	Term and Termination. This Agreement shall terminate upon the first to occur of (a) the Non-Renewal Date, or (b) termination of the Individual ASA in accordance with the terms thereof.

3.	Conversion Charges. Within ten (10) business days following the end of each calendar month during the term of this Agreement (or, with respect to the calendar month in which this Agreement is terminated, within ten (10) business days following the termination date), the U.S. Branch shall pay to SLNY an amount equal to XX (redacted number) of the sum of the face amounts of the Conversion Policies issued during such calendar month.

4.	Books and Records Maintenance. SLNY shall be responsible for maintaining accurate and complete records, files and accounts of all services rendered pursuant to this Agreement in accordance with applicable laws and regulations, including, but not limited to, New York Department of Financial Services Insurance Regulation No. 152. SLNY shall keep copies of such accounts and records available at its principal offices (or the offices of the administrator of the policies issued pursuant to this Agreement) for audit, inspection, and copying by the U.S. Branch and persons authorized by it, or any governmental agency having jurisdiction over the U.S. Branch or SLNY, during all reasonable business hours. Notwithstanding the foregoing, SLNY shall be deemed to have satisfied its obligations under this Section 4 if such obligations are satisfied by the U.S. Branch pursuant to the Individual ASA.

2

5.	Customer Information. SLNY shall implement and maintain appropriate measures designed to meet the objectives of New York Department of Financial Services Insurance Regulation No. 173, with respect to safeguarding customer information and customer information systems. Each of the Parties shall adjust its information security program at the request of the other Party for any relevant changes dictated by the requesting Party’s assessment of risk around its customer information and customer information systems. Notwithstanding the foregoing, each Party shall be deemed to have satisfied its obligations under this Section 5 if such obligations are satisfied by the U.S. Branch pursuant to the Individual ASA.

6.	Headings and Schedules. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedule forms a part of this Agreement.

7.	Notices. Notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

If to SLNY:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

If to the U.S. Branch:

The United States Branch of Sun Life Assurance Company

of Canada

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

8.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 8 shall be void and shall have no force and effect.

3

9.	No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

10.	No Joint Venture or Partnership Intended. Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

11.	Execution in Counterpart. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

12.	Governing Law. THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

13.

Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

4

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 13.

14.	Entire Agreement. This Agreement and all attachments, together with such amendments as may from time to time be executed in writing by the Parties, constitute the entire agreement between the Parties relating to the subject matter of this agreement and supersede all previous agreements or representations, written or oral.

15.	Amendment; Waiver. Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

16.	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

17.

Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 17, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, and (b) nothing contained in this Section 17 shall require any Party to

5

institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 17 before exercising any other right under this Agreement.

18.	Survival. Section 5-18 (inclusive) shall survive the termination of this Agreement.

[signature page follows]

6

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:

Name:
Title:

By:

Name:
Title:

[Signature page to Group Insurance Conversion Option Agreement (Branch group contracts)]

Schedule A

SLNY Group Policies	SLOC Individual Policies
Group Basic/Voluntary Life Insurance	Individual universal life insurance policy on such form as would cause the policy to be reinsured by the U.S. Branch under the terms of the Reinsurance Agreement
Ported Basic/Voluntary Life Insurance

Redacted

EXHIBIT 13

CONFIDENTIAL

Execution Copy

SERVICING AGREEMENT

(Mortgage Loans)

Dated as of August 2, 2013

between

Sun Life Insurance and Annuity Company of New York,

as “Owner,”

and

Sun Capital Advisers LLC

as “Servicer”

		Page

ARTICLE I DEFINITIONS

Section 1.01	Defined Terms.	1

ARTICLE II
RETENTION AND AUTHORITY OF SERVICER

Section 2.01	Engagement, Servicing Standard.	6
Section 2.02	Subservicing.	6
Section 2.03	Authority of the Servicer.	7

ARTICLE III
SERVICES TO BE PERFORMED

Section 3.01	Services as Loan Servicer.	8
Section 3.02	Escrow Accounts; Collection of Taxes, Assessments and Similar Items.	10
Section 3.03	Remittances to Collection Account.	11
Section 3.04	Permitted Investments.	11
Section 3.05	Maintenance of Insurance Policies.	12
Section 3.06	Delivery and Possession of Servicing Files.	12
Section 3.07	“Due-on-Sale” Clauses; Assumption Agreements; Payoffs.	13
Section 3.08	Actions Upon a Material Default on a Mortgage Loan.	13
Section 3.09	Modifications, Waivers, Amendments and Consents.	13
Section 3.10	Realization Upon Defaulted Mortgage Loans; Servicing of REO Properties.	14

ARTICLE IV
DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01	Reporting by the Servicer; Legal Documentation.	14

ARTICLE V
SERVICER’S COMPENSATION AND EXPENSES

Section 5.01	Servicing Compensation.	15
Section 5.02	Servicing Expenses.	15

ARTICLE VI
THE SERVICER AND THE OWNER

Section 6.01	Servicer Not to Assign; Merger or Consolidation of the Servicer.	16
Section 6.02	Liability and Indemnification of the Servicer and the Owner.	17

i

ARTICLE VII
REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01	Representations and Warranties.	17
Section 7.02	Events of Default.	19

ARTICLE VIII
TERMINATION; TRANSFER OF LOAN ASSETS

Section 8.01	Termination of Agreement.	21
Section 8.02	Transfer of Loan Assets.	22

ARTICLE IX
MISCELLANEOUS PROVISIONS

Section 9.01	Amendment; Waiver; Assignment.	22
Section 9.02	Governing Law and Jurisdiction.	22
Section 9.03	Notices.	24
Section 9.04	Severability of Provisions.	25
Section 9.05	Inspection and Audit Rights.	25
Section 9.06	Binding Effect; No Partnership; Counterparts.	25
Section 9.07	Protection of Confidential Information.	25
Section 9.08	General Interpretive Principles.	26
Section 9.09	Further Agreements.	26

Schedules and Exhibits

Schedule A:	Loan Asset Schedule
Exhibit A:	Servicer Data Maintenance and Reporting Obligations
Exhibit B:	Material Loan Servicing Matters (Requiring Owner consent)
Exhibit C:	Non-Material Loan Servicing Matters (Not requiring Owner consent)

ii

THIS SERVICING AGREEMENT dated as of August 2, 2013, is entered into between Sun Life Insurance and Annuity Company of New York, a New York life insurance company (“SLNY” and the “Owner”) and Sun Capital Advisers LLC, a Delaware limited liability company (“Servicer”).

PRELIMINARY STATEMENT

The Owner desires to engage the Servicer, and the Servicer desires to accept Owner’s engagement, to service in accordance with the provisions of this Agreement certain Loan Assets acquired or originated by the Owner from time to time.

NOW, THEREFORE, in consideration of the recitals in this Preliminary Statement which are made a contractual part hereof, and of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.

Whenever used in this Agreement, (i) capitalized terms shall have the meanings given those terms in this Agreement and (ii) the following words and phrases, unless the context otherwise requires, shall have the following meanings:

“Accepted Servicing Practices”:  With respect to any Loan Asset, the higher of (a) the same care, skill, prudence and diligence with which the Servicer services and administers similar loans for third party portfolios and (b) the same care, skill, prudence and diligence which the Servicer utilizes for similar loans which it owns for its own account, in each case acting in accordance with applicable law, but without regard to:

(i) any relationship that the Servicer or any Affiliate of the Servicer may have with any Borrower or any affiliate of any Borrower;

(ii) the Servicer’s obligation to incur servicing expenses with respect to a Mortgage Loan;

(iii) the Servicer’s right to receive compensation for its services hereunder; or

(iv) the Servicer’s servicing of any related Mortgage Loan.

“Additional Servicing Compensation”:    (i) Amounts collected for checks or other items returned for insufficient funds, (ii) any substitution, application processing, consent, waiver, defeasance and modification fees, and (iii) review fees for assumptions, condemnations, easements, partial release, secondary financing, transfer of ownership/entity changes, loan modifications, letter of credit release/extension/modification, escrow release, release of guaranty or master lease, payoff quotes/prepayment indemnification estimates, and other Borrower requests requiring review and analysis.

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“Affiliate”:    With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement”:  This Servicing Agreement, as the same may be modified, supplemented or amended from time to time, pursuant to its terms.

“Collection Account”:    The collection account or similar accounts into which this Agreement requires that payments on the Loan Assets be deposited.

“Collection Account Bank”:  The financial institution holding the Collection Account.

“Asset Servicing Fee”:  With respect to each Loan Asset, an amount equal to the product of (a) the Asset Servicing Fee Rate and (b) the outstanding principal balance of such Loan Asset, as calculated in accordance with Section 5.01; provided that the Asset Servicing Fee with respect to any Loan Asset with an outstanding principal balance in excess of $XX (redacted amount) shall be equal to a flat fee of $XX (redacted amount) annually.

“Asset Servicing Fee Rate”: With respect to each Loan Asset, if the Loan Asset had an original outstanding principal balance (i) XXXXXXX XXXX, (ii)XXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXX; (iii)XXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXX; and (iv)XXXXXXX XXXX. (redacted commercially sensitive information)

“Best Efforts”:    Efforts determined to be reasonably diligent by the Servicer in its reasonable discretion, which efforts do not require the Servicer to enter into any litigation, arbitration or other legal or quasi-legal proceeding or to expend its own funds.

“Borrower”:  The obligor on a Mortgage Loan.

“Business Day”:    Any day other than (i) a Saturday or Sunday, or (ii) a day in which the New York Stock Exchange is closed or (iii) any day on which banking institutions are authorized or required by law, executive order of governmental decree to be closed in the State of New York, the State of Delaware or the Commonwealth of Massachusetts.

“Due Date”:    With respect to any Loan Asset on or prior to its maturity date, the day of the month on which the Monthly Payment with respect to such Loan Asset is due, exclusive of any days of grace.

“Eligible Account”:    An account maintained with a federally insured bank or other financial institution which has been approved by the Owner in writing.

“Environmental Laws”:  Any environmental law, ordinance, rule, regulation or order of a federal, state or local governmental authority, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§

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9601 et seq.), the Hazardous Material Transportation Act, as amended (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act, as amended (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) and the regulations promulgated pursuant thereto.

“Escrow Account”:    For each Loan Asset, the account or accounts defined in Section 3.02.

“Escrow Payment”:    Any payment received by the Servicer or a Subservicer for the account of the Borrowers for application toward the payment of taxes, insurance premiums, assessments, ground rents, deferred maintenance, environmental remediation, rehabilitation costs, capital expenditures, and similar items in respect of the related Mortgaged Property.

“Loan Asset”:  Each of the Mortgage Loans identified on the Loan Asset Schedule.

“Loan Asset Documents”:    With respect to each Mortgage Loan, the Mortgage, the Mortgage Note and any and all other documents executed and delivered in connection with the origination or subsequent modification of such Mortgage Loan.

“Loan Asset Schedule”:  A schedule of Loan Assets owned and held by the Owner and serviced by the Servicer hereunder which sets forth information with respect to such Loan Assets, including the related Borrower, which schedule shall be prepared and updated by the Owner. The initial Loan Asset Schedule is attached hereto as Schedule A.

“Loan Agreement”:    With respect to any Loan Asset, the related loan agreement governing such Loan Asset, if any.

“Loan Servicing”:  As defined in Section 3.01.

“Material Loan Servicing Matters”:  The list of Loan Servicing matters attached hereto as Exhibit B, which require Owner consent.

“Monthly Payment”:  With respect to any Loan Asset, the scheduled monthly payment of interest or the scheduled monthly payment of principal and interest, as the case may be, on such Loan Asset which is payable by a Borrower on the Due Date under the related Mortgage Note.

“Mortgage”:  With respect to each Mortgage Loan, the mortgage, deed of trust or other instrument securing the related Mortgage Note, which creates a lien on the real property securing such Mortgage Note.

“Mortgage Loan”:    A commercial or multifamily mortgage loan of first or second priority.

“Mortgage Note”:    With respect to any Mortgage Loan, the promissory note or other evidence of indebtedness or agreements evidencing the indebtedness of a Borrower under such Mortgage Loan, including any amendments or modifications pursuant to the terms thereof, or any renewal or substitution notes.

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“Mortgaged Property”:    With respect to each Mortgage Loan, the real property and improvements thereon securing repayment of the debt evidenced by the related Mortgage Note.

“Non-Material Loan Servicing Matters”:    The list of Loan Servicing matters attached hereto as Exhibit C, which do not require Owner consent.

“Owner”:  As defined in the first paragraph of this Agreement.

“Permitted Investments”:    Any one or more of the following obligations or securities having at the time of purchase, or at such other time as may be specified, the required ratings, if any, provided for in this definition:

(a)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality thereof, provided that such obligations are backed by the full faith and credit of the United States of America;

(b)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Federal Farm Credit System, provided that any such obligation, at the time of purchase or contractual commitment providing for the purchase thereof, is qualified by any Rating Agency as an investment of funds backing securities rated “AAA” (or such comparable rating);

(c)        demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that, in the case of obligations that are not fully insured by the Federal Deposit Insurance Corporation, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have one of the four highest ratings available for such securities by any Rating Agency;

(d)        such other investments as provided for escrowed funds under the Loan Asset Documents; and

(e)        such other obligations as are acceptable as Permitted Investments to the Owner.

“Person”:    Any individual, corporation, limited liability company, partnership, joint venture, estate, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency”:    Each of Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch Inc. or any other nationally-recognized statistical rating agency.

“REO Property”:  As defined in Section 3.10(a).

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“Responsible Officer”:  Any officer or employee of the Owner or the Servicer, as the case may be, involved in or responsible for the administration, supervision or management of this Agreement and whose name and specimen signature appear on a list prepared by each party and delivered to the other party, as such list may be amended from time to time by either party.

“Servicer”:  As defined in the recitals hereto.

“Servicer Advance Rate”:  A per annum rate equal to the “US Prime Rate” (as published from time to time in the “Money Rates” section of The Wall Street Journal).

“Servicer Event of Default”:  As defined in Section 7.02.

“Servicing Advances”:  All insurance premiums, real estate taxes, assessments, ground rents and similar charges or assessments paid or incurred in connection with the Servicer’s obligations hereunder, and any expense included within the definition of Servicing Expenses.

“Servicing Expenses”:  All customary, reasonable and necessary out-of-pocket costs and expenses paid or incurred in connection with the Servicer’s obligations hereunder, including without limitation:

(a)        any expense necessary in order to prevent or cure any violation of applicable laws, regulations, codes, ordinances, rules, orders, judgments, decrees, injunctions or restrictive covenants;

(b)        any cost or expense necessary in order to maintain or release the lien on any Mortgaged Property or any other collateral for a Loan Asset, including any mortgage registration taxes, release fees, or recording or filing fees;

(c)        customary expenses for the collection, enforcement or foreclosure of the Loan Assets and the collection of deficiency judgments against Borrowers and guarantors (including but not limited to the fees and expenses of any trustee under a deed of trust, foreclosure title searches and other lien searches);

(d)        costs and expenses of any appraisals, valuations, inspections, environmental assessments (including but not limited to the fees and expenses of environmental consultants), audits or consultations, engineers, architects, accountants, title and survey work and financial investigation services; and

(e)        any other reasonable costs and expenses, including without limitation, legal fees and expenses incurred by the Servicer under this Agreement in connection with the enforcement, collection, condemnation or destruction of the Loan Assets or related Mortgaged Properties or other collateral and the performance of Loan Servicing by the Servicer under this Agreement.

“Servicing Fee”:  The aggregate of the Asset Servicing Fees for all Loan Assets plus a flat fee equal to the product of (i) XXXXXXXXXXX XXXX; and (ii) XXXXX (redacted commercially sensitive information).

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“Servicing File”:    With respect to each Loan Asset, all documents, information and records relating to the Loan Asset identified on the applicable Loan Asset Schedule, and any additional documents or information related thereto maintained or created by the Servicer.

“Subservicer”:  As defined in Section 2.02.

“Sun Life”:  Sun Life Assurance Company of Canada, a Canadian corporation, which is an Affiliate of Servicer.

ARTICLE II

RETENTION AND AUTHORITY OF SERVICER

Section 2.01          Engagement, Servicing Standard.

The Owner hereby engages the Servicer to perform, and the Servicer hereby agrees to perform, Loan Servicing with respect to each of the Loan Assets throughout the term of this Agreement, upon and subject to the terms, covenants and provisions hereof.

The Servicer shall perform its services hereunder in a manner consistent with Accepted Servicing Practices. In addition, the Servicer, in performing its services hereunder shall (i) comply with all applicable federal, state and local laws and regulations, (ii) maintain all state and federal licenses necessary for it to perform its servicing responsibilities hereunder and (iii) not impair the rights of the Owner in any related Loan Assets (or payment thereunder) pledged to the Owner pursuant to the terms of the applicable Loan Asset Documents.

Section 2.02          Subservicing.

The Servicer may delegate or subservice to any Person any of its Loan Servicing obligations hereunder, including to the loan servicers now or hereafter servicing Sun Life’s mortgage loans (each, a “Subservicer”); provided, however, that (a) the Servicer shall provide oversight of each Subservicer with regard to the performance of all subcontracted services, (b) the Servicer shall provide prior written notice of any subservicing arrangement to the Owner, and (c) any subservicing agreement shall be consistent with this Agreement. Neither the existence of any subservicing agreement nor any of the provisions of this Agreement relating to subservicing shall relieve the Servicer of its obligations to the Owner hereunder. Each subservicing agreement entered into by the Servicer shall provide for termination of the Subservicer with respect to the Loan Assets at the option of any successor servicer hereunder, without requirement for the payment of any termination fee or penalty, upon the resignation or termination of the Servicer hereunder. Owner acknowledges that Loan Servicing obligations hereunder will be performed by Subservicers and that performance of such obligations by Subservicers will be deemed to be performance by Servicer for purpose of Servicer’s compliance with the provisions of this Agreement. Notwithstanding any such subservicing agreement, the Servicer shall be obligated hereunder to the same extent and under the same terms and conditions as if the Servicer alone was servicing the related Loan Assets in accordance with the terms of this Agreement. The Servicer shall be entitled to enter into any agreement with any Subservicer for indemnification of the Servicer by such Subservicer, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

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The fees due to a Subservicer with respect to the Loan Assets serviced by such Subservicer shall not exceed the Asset Servicing Fee applicable to such Loan Asset. Subservicers shall receive the compensation provided for under the subservicing agreement by deducting the applicable Asset Servicing Fee from the Monthly Payment for such Loan Asset collected by such Subservicer before remittance of such Monthly Payment to the Collection Account. The fees of the Subservicers shall in no event constitute Servicing Expenses.

Section 2.03          Authority of the Servicer.

(a)        In performing its Loan Servicing obligations hereunder, the Servicer shall, except as otherwise provided herein and subject to the terms of this Agreement, have full power and authority, acting alone or through others (including Subservicers), to take any and all actions in connection with such Loan Servicing that it deems necessary or appropriate. Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Owner when the Servicer deems it appropriate in its best judgment, to execute and deliver, on behalf of the Owner, (i) any and all financing statements, continuation statements and other documents or instruments necessary to maintain any liens on any related collateral for each of the Loan Assets, including, without limitation, the lien of each Mortgage on the related Mortgaged Property and any other related collateral; and (ii) any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments with respect to each of the Loan Assets; provided, however, that the Servicer shall notify the Owner in writing in the event that the Servicer intends to execute and deliver any such instrument referred to in this clause (ii) and, except in connection with any payment in full of any Loan Asset or payment of the full discounted payoff amount for any Loan Asset consented to by the Owner in writing, shall proceed with such course of action only upon receipt of the Owner’s written approval thereof; (iii) loan payoff statements and loan balance statements; and (iv) documents to evidence or effectuate Loan Servicing matters; provided, however, that the Servicer shall notify the Owner in writing in the event that the Servicer intends to execute and deliver any such instrument referred to in this clause (iii) and, except in connection with Non-Material Loan Servicing Matters, shall proceed with such course of action only upon receipt of the Owner’s written approval thereof. The ability to execute documents on behalf of the Owner as provided in this Agreement is personal to the Servicer and may not be delegated to a Subservicer unless specifically provided in this Agreement.

(b)        In the performance of its Loan Servicing obligations hereunder, the Servicer shall take any action that is directed by the Owner which relates to the Servicer’s Loan Servicing obligations under this Agreement; provided, however, that the Servicer shall not be obligated to take, or to refrain from taking, any action which the Owner requests that the Servicer take or refrain from taking to the extent that the Servicer determines in its reasonable and good faith judgment that such action or inaction (i) may cause a violation of applicable laws, regulations, codes, ordinances, court orders or restrictive covenants with respect to any Loan Asset, Borrower or related collateral, including, without limitation, any Mortgaged Property; (ii) may cause a violation of any provision of a Loan Asset Document or of this Agreement; or (iii) may require the expenditure of Servicer’s own funds unless the Owner first advances funds for such action as provided herein.

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ARTICLE III

SERVICES TO BE PERFORMED

Section 3.01          Services as Loan Servicer.

The Servicer hereby agrees to serve as the loan servicer with respect to each of the Loan Assets and to perform Loan Servicing as described below and as otherwise provided herein, upon and subject to the terms of this Agreement. Subject to any limitation of authority under Section 2.03, “Loan Servicing” shall mean those services pertaining to the Loan Assets which, applying Accepted Servicing Practices, are required hereunder to be performed by the Servicer, and which shall include:

(i)              reviewing all available documents pertaining to the Loan Assets, organizing, administering and maintaining the Servicing Files, and inputting all relevant information into the Servicer’s loan servicing computer system;

(ii)             preparing and filing or recording continuation statements and other documents or instruments and taking such other action necessary to maintain any liens on any related collateral for each of Loan Assets, including, without limitation, (A) the lien of each Mortgage on the related Mortgaged Property and any other related collateral and (B) any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments with respect to each of the Loan Assets;

(iii)            monitoring each Borrower’s maintenance of insurance coverage on each Mortgaged Property as required by the related Loan Asset Documents and causing to be maintained adequate insurance coverage on each Mortgaged Property in accordance with Section 3.05;

(iv)            monitoring the status of real estate taxes, assessments, ground rents and other similar items and verifying the payment of such items for each Mortgaged Property in accordance with Section 3.02;

(v)             preparing and maintaining the data and preparing and delivering the reports and information specified in Article IV hereof;

(vi)            procuring the services of third parties necessary or appropriate in connection with the servicing of the Loan Assets by the Servicer and supervising the services performed by such third parties retained by the Servicer;

(vii)           performing record keeping, administration of Escrow Accounts in accordance with Section 3.02 hereof, interest rate adjustment, and other routine customer service functions;

(viii)          monitoring any casualty losses or condemnation proceedings and administering any proceeds related thereto in accordance with the related Loan Asset Documents and Section 3.04, provided, that if such Loan Asset

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Documents provide for any decision or discretion with respect to application of such proceeds, Servicer shall seek written instructions from the Owner with respect to such application;

(ix)            administering and closing any requests for assumptions of a Loan Asset or transfers of ownership of or placement of subordinate financing on a Mortgaged Property or other collateral for a Loan Asset, in accordance with Section 3.07;

(x)             monitoring, notifying the Owner of, and taking the required action with respect to, defaults on the Loan Assets, in accordance with Section 3.08;

(xi)            administering and closing any proposals for modifications, waivers, defeasance, amendments or consents with respect to any term of a Loan Asset, in accordance with Section 3.09;

(xii)           preparing and delivering to Borrowers any notices of breaches, default, event of default, or acceleration with respect to any Loan Asset;

(xiii)          reviewing and approving all Non-Material Loan Servicing Matters;

(xiv)          providing detailed recommendations to the Owner with respect to Material Loan Servicing Matters, obtaining the Owner’s consent or directions with respect thereto, and executing and documenting the directed course of action;

(xv)           supporting third party audits and regulatory reviews;

(xvi)          managing external counsel as required;

(xvii)         reconciling bank statements and other reports delivered by the Collection Account Bank against payments required to be made under the applicable Loan Asset Documents and on the Loan Assets;

(xviii)        reconciling with Subservicers any differences between payment allocations and the unpaid principal balances of each Loan Asset;

(xix)          maintaining any register required of the Owner under the Loan Asset Documents;

(xx)           responding within a reasonable time period to questions and requests from the Owner;

(xxi)         completing annual loan reviews on Servicer’s standard forms; and

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(xxii)        assigning ratings to the Loan Assets in accordance with the Sun Life risk rating system.

Section 3.02    Escrow Accounts; Collection of Taxes, Assessments and Similar Items.

(a)        With respect to the Mortgage Loans and subject to, and as required by, the terms of the related Loan Asset Documents, the Servicer has caused to be established and maintained with Subservicers, or shall cause to be established and maintained, one or more custodial accounts (each, an “Escrow Account”) into which any or all Escrow Payments shall be deposited promptly after receipt and identification if Escrow Funds are delivered in immediately available funds, or as soon as such payments constitute collected funds (if Borrower pays by check). Escrow Accounts shall be Eligible Accounts denominated “[Name of Subservicer] in Trust for Sun Life Insurance and Annuity Company of New York” or in such other manner as the Owner prescribes. Each Escrow Account shall only hold funds related to a Loan Asset, which may be commingled funds with respect to the Owner’s other Loan Assets, but which may not be commingled with other funds of Subservicer, Servicer or owners of other loan assets. The Servicer shall notify the Owner in writing of the location and account number of each Escrow Account it establishes and shall notify the Owner prior to any change thereof. Withdrawals of amounts from an Escrow Account may be made, subject to any express provisions to the contrary herein, applicable laws, and to the terms of the related Loan Asset Documents governing the use of the Escrow Payments, only: (i) to effect payment of taxes, assessments, insurance premiums, ground rents and other items required or permitted to be paid from escrow; (ii) to refund to the Borrowers any sums determined to be in excess of the amounts required to be deposited therein; (iii) to pay interest, if required under the Loan Asset Documents, to the Borrowers on balances in the Escrow Accounts; (iv) to pay to the Owner from time to time any interest or investment income earned on funds deposited therein pursuant to Section 3.04; (v) to apply funds to the indebtedness of the Loan Asset in accordance with the terms of the Loan Asset Documents; (vi) to reimburse the Owner for any Servicing Expense or Servicing Advance for which Escrow Payments should have been made by the Borrowers; (vii) to withdraw any amount deposited in the Escrow Accounts which was not required to be deposited therein; (viii) to clear and terminate the Escrow Accounts at the termination of this Agreement; or (ix) to pay or reimburse tenant improvement costs or leasing commissions or to return good faith deposits or other holdbacks to Borrowers in accordance with the applicable Loan Asset Documents.

(b)        The Servicer shall maintain accurate records with respect to each Mortgaged Property reflecting the status of taxes, assessments and other similar items that are or may become a lien thereon and the status of insurance premiums payable with respect thereto as well as the payment of ground rents with respect to each ground lease (to the extent such information is reasonably available). To the extent that the related Loan Asset Documents for a Mortgage Loan require Escrow Payments to be made by a Borrower, the Servicer shall obtain from such Borrower, from time to time, all bills for the payment of such items, and shall use Best Efforts to effect payment prior to the applicable penalty or termination date, employing for such purpose Escrow Payments paid by the Borrower pursuant to the terms of the Mortgage Loan and deposited in the related Escrow Account by the Servicer. To the extent that the Mortgage Loan does not require a Borrower to make Escrow Payments, the Servicer shall use its Best Efforts to require that any such payment be made by the Borrowers prior to the applicable penalty or termination date. Subject to Section 3.05 with respect to the payment of insurance premiums, if

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a Borrower fails to make any such payment on a timely basis or collections from the Borrower are insufficient to pay any such item when due, the amount of any shortfall may be paid by the Servicer as a Servicing Advance.

Section 3.03          Remittances to Collection Account.

With respect to the Loan Assets, if the Servicer receives at any time, whether directly or from a Subservicer, any principal thereof then payable to the Owner or any interest, dividends, fees, reimbursements or proceeds or other distributions payable to the Owner thereon (including, without limitation, casualty and condemnation proceeds or proceeds from foreclosure), the Servicer shall remit such amounts to the Collection Account Bank for deposit into the Collection Account within two (2) Business Days after receipt of immediately available funds or collected funds (if Borrower pays by check). The Servicer shall direct the Subservicers to remit Monthly Payments received from Borrowers directly to the Collection Account Bank, for deposit into the Collection Account within two (2) Business Days after Subservicer’s receipt of immediately available funds or collected funds (if Borrower pays by check). Subservicers may endorse Monthly Payment checks on a “for deposit only” basis and deposit such checks into a general clearing account (which may contain commingled funds) to obtain collected funds to deposit in the Collection Account.

The Servicer shall administer any Collection Account and shall cause the amounts deposited therein to be available at all times to the Owner.

The Servicer shall keep a record of payments made into the Collection Accounts by Subservicers and post such payments to the source system, including the amount of each monthly installment of principal and interest, ad hoc principal payments, fee income and full loan payoff amounts.

Section 3.04          Permitted Investments.

The Servicer or any Subservicer in accordance with this Agreement, may direct any depository institution or trust company in which the Escrow Accounts related to a Mortgage Loan are maintained to invest the funds held therein in one or more Permitted Investments; provided, however, that such funds shall be either (a) immediately available or (b) available in accordance with a schedule which will permit the Servicer to meet its payment obligations hereunder and under the applicable Loan Asset Documents. Unless the applicable Loan Asset Documents provide for the interest to be paid to the Borrower, the Owner shall be entitled to all income and gain realized from the investment of funds deposited in the Escrow Accounts. Notwithstanding the foregoing, the Servicer or any Subservicer shall not direct the investment of funds held in any Escrow Account and retain the income and gain realized therefrom if the related Loan Asset Documents or applicable law permit the Borrower to be entitled to the income and gain realized from the investment of funds deposited therein. In such event, the Servicer or any Subservicer shall direct the depository institution or trust company in which such Escrow Accounts are maintained to invest the funds held therein in accordance with the Borrower’s written investment instructions, if the Loan Asset Documents or applicable law require such funds to be invested in accordance with the Borrower’s direction, or as otherwise provided in the Loan Asset Documents; provided, however, that in such event such funds shall

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be either (i) immediately available or (ii) available in accordance with a schedule which will permit the Servicer to meet the payment obligations for which the Escrow Account was established. The Servicer shall have no liability for any loss in investments of funds held in the Escrow Accounts.

Section 3.05          Maintenance of Insurance Policies.

(a)        The Servicer shall use its Best Efforts to cause the Borrower on each Mortgage Loan to maintain for each Loan Asset such insurance as is required to be maintained pursuant to the related Loan Asset Documents and to review such evidence of insurance to confirm that the Owner is named as a Loss Payee and Additional Insured thereunder.

(b)        If the Borrower fails to maintain such insurance as provided in Section 3.05(a), then the Servicer shall notify the Owner of such breach and the Servicer shall take such action as the Owner reasonably requests to maintain the insurance required under the applicable Loan Asset Documents. If directed by the Owner to maintain insurance, and if the applicable Subservicer has a forced place insurance policy, Servicer shall cause such Subservicer to obtain such insurance, in which case the costs of maintaining the insurance pursuant to this Section 3.05(b) if not paid by a Borrower, shall be paid by the Servicer as a Servicing Advance which shall be reimbursed by the Owner pursuant to Section 5.02.

(c)        The Servicer shall cause each Subservicer to, maintain at its own expense a fidelity bond in form and amount that is consistent with Accepted Servicing Practices. In addition, the Servicer shall cause each Subservicer to, keep in force, at its own expense during the term of the applicable subservicing agreement, a policy or policies of insurance in form and amounts that are consistent with Accepted Servicing Practices, covering loss occasioned by the errors and omissions of the Subservicer’s officers and employees in connection with performing the obligations delegated by Servicer.

Section 3.06          Delivery and Possession of Servicing Files.

In connection with the execution of this Agreement, the Servicer shall acknowledge receipt of the Servicing File and Escrow Payments for the Loan Assets and shall promptly deposit, or cause to be deposited, such Escrow Payments in the Escrow Accounts established pursuant to this Agreement. The contents of each Servicing File shall be held in trust by the Servicer for the benefit of the Owner as the owner thereof; the Servicer’s possession of the contents of each Servicing File is for the sole purpose of servicing the related Loan Asset; and such possession by the Servicer shall be in a custodial capacity only. The Servicer shall release its custody of the contents of any Servicing File only in accordance with written instructions from the Owner and, upon request of the Owner, the Servicer shall deliver to the Owner the Servicing File or a copy of any document contained therein; provided, however, that if the Servicer is unable to perform its Loan Servicing obligations with respect to the related Loan Asset after any such release or delivery of the Servicing File, then the Servicer’s responsibilities for Loan Servicing with respect to such Loan Asset may be terminated immediately by the Servicer upon the failure of the Owner to deliver such Servicing File to the Servicer within two Business Days after the date upon which written notice of such inability to perform Loan Servicing obligations shall have been given to the Owner by the Servicer.

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Section 3.07          “Due-on-Sale” Clauses; Assumption Agreements; Payoffs.

When any Borrower proposes to convey or encumber all or any portion of its interests in a Mortgaged Property, or if such conveyance or encumbrance has actually occurred, to the extent that the Servicer has actual knowledge of such conveyance or encumbrance, the Servicer shall promptly give written notice thereof to the Owner and, upon direction by the Owner, the Servicer shall take such actions as the Owner in its sole discretion directs in writing, including (a) waiving or enforcing any due-on-sale clause or due-on-encumbrance clause contained in the related Loan Asset Documents, to the extent permitted under the terms of the related Loan Asset Documents and applicable law, (b) taking or entering into an assumption or substitution agreement from or with the Person to whom such Mortgaged Property has been or is about to be conveyed, and (c) releasing the original Borrower from liability upon the related Loan Asset and substituting the new Borrower as obligor thereon. To the extent that the Servicer is engaged by the Owner to perform extensive analysis and administration functions in connection with any request by a Borrower to waive any such due-on-sale clause or due-on-encumbrance clause or enter into any such assumption or substitution agreement, the Servicer may, as a condition to granting any such request require (to the extent permitted by applicable law) that such Borrower pay to it, as Additional Servicing Compensation, a reasonable and customary fee consistent with Accepted Servicing Practices in connection with such request, together with any related costs and expenses incurred by the Servicer; provided, however, that such fee shall not be a percentage of the principal balance of the underlying Loan Asset. Except as set forth in this Section 3.07, the Servicer shall not be required to take any further action with respect to such conveyance or encumbrance.

The Servicer shall review payoff statements and calculate any applicable prepayment indemnification. The Servicer shall provide written notice to the Owner of all prepayments, unscheduled payments and payoff requests made by a Borrower under any Mortgage Loan promptly after the Servicer receives actual knowledge thereof. After obtaining the approval of the Owner for payoffs not expressly permitted in the applicable Loan Asset Documents, which the Owner may provide or withhold in its sole discretion, to the proposed payout terms of any Loan Asset, the Servicer shall confirm the approval of such payout terms to the applicable Subservicer.

Section 3.08          Actions Upon a Material Default on a Mortgage Loan.

The Servicer will provide to the Owner on a monthly basis an arrearages report on the Loans Assets, as provided in Exhibit A, listing the Loan Assets on which Borrowers have failed to make any required payment of principal, interest or other amounts when due under a Mortgage Loan or within any applicable grace period. Servicer shall notify the Owner in writing of any material non-payment defaults (continuing beyond any applicable grace period) under the Loan Asset Documents of which the Servicer has actual notice. As directed in writing by the Owner in each instance, the Servicer shall issue notices of default, declare events of default, declare due the entire outstanding principal balance, and otherwise take all reasonable actions under the related Loan Asset in preparation for the Owner to realize upon the underlying collateral.

Section 3.09          Modifications, Waivers, Amendments and Consents.

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(a)        When any Borrower proposes any modification, waiver or amendment of any term of any Loan Asset, or requests any consents related thereto (including, without limitation, any budget approvals and consents to new leases, lease renewals, late fee waivers, additional encumbrances, additional debt, transfers of ownership in Borrowers, assumptions and substitutions of Mortgaged Properties and other collateral), the Servicer shall give written notice thereof to the Owner within a reasonable period of time and, with respect to matters constituting Material Loan Servicing Matters, take such actions as the Owner directs in its sole discretion and, in the case of Non-Material Loan Servicing Matters, take such action as it deems appropriate. All modifications, waivers or amendments of any Loan Asset or consents related thereto shall be in writing.

(b)        The Servicer may, as a condition to granting any request by a Borrower for any consent, modification, waiver or amendment require (to the extent permitted by applicable law) that such Borrower pay to it, as Additional Servicing Compensation, a reasonable and customary fee consistent with Accepted Servicing Practices in connection with such request, together with any related costs and expenses incurred by the Servicer; provided, however, that such fee shall not be a percentage of the principal balance of the underlying Loan Asset; and provided, further, in the event that the Borrower fails or is unable to pay any such third party costs and expenses, or the Owner directs the Servicer to waive any requirement that the Borrower pay any such costs or expenses, such third party costs and expenses may be paid by the Servicer as a Servicing Expense.

Section 3.10          Realization Upon Defaulted Mortgage Loans; Servicing of REO Properties.

(a)        After obtaining the Owner’s consent, the Servicer shall foreclose upon, repossess or otherwise comparably convert the ownership of Mortgaged Properties securing Mortgage Loans that come into and continue in default (each such property, an “REO Property”). The Servicer shall obtain the consent of the Owner prior to foreclosing upon any Mortgaged Property.

(b)        The deed or certificate of sale of any REO Property shall be taken in the name of the Owner or its nominee. The terms of the Servicing Agreement (Investment Real Estate) between the Owner and the Servicer dated on or about the date hereof, as the same may be amended from time to time hereafter (the “Real Estate Servicing Agreement”) shall govern the servicing of REO Properties. In the event the Real Estate Servicing Agreement is no longer in effect at the time a Mortgaged Property becomes an REO Property and the Owner wishes for the Servicer to service such REO Property, the Real Estate Servicing Agreement shall be reinstated for purposes of such REO Property.

ARTICLE IV

DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01          Reporting by the Servicer; Legal Documentation.

(a)        The Servicer shall provide to the Owner the reports listed on Exhibit A at the times set forth in Exhibit A, in a format and containing such information as the Servicer and the

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Owner shall mutually agree. The information that is required to be included in each such report shall be generally consistent with that included by the Servicer in similar reports it delivered during the 12 months preceding the date of this Agreement and any deviation from such past practices shall not be made without the prior consent of the Owner. Such reports shall be delivered to the Owner in electronic format. The content and format of the reports listed on Exhibit A may be modified as the Servicer and the Owner may from time to time mutually agree.

(b)        The Servicer shall arrange for the preparation of legal documentation relating to all satisfaction statements, amendments, partial releases, condemnation releases and other actions relating to the Loan Assets.

ARTICLE V

SERVICER’S COMPENSATION AND EXPENSES

Section 5.01          Servicing Compensation.

As consideration for servicing the Loan Assets subject to this Agreement, the Servicer shall be entitled to the Servicing Fee, which shall include an Asset Servicing Fee for each Loan Asset remaining subject to this Agreement during any calendar month or part thereof, less any such Asset Servicing Fee which was retained by a Subservicer. All components of such Servicing Fee shall be payable monthly and shall be calculated on the basis of the begining principal balance of each Loan Asset for the applicable monthly billing period. The Asset Servicing Fees will be paid in accordance with Section 2.02 hereof. The Servicer shall provide the Owner with an itemized invoice for the Servicing Fee less the Asset Servicing Fees for the applicable monthly period. Payments shall be due within ten (10) Business Days after the Owner’s receipt of the itemized invoice.

As further compensation for its activities hereunder, the Servicer shall be entitled to retain any payments or collections received by it which are in the nature of Additional Servicing Compensation.

The Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder that are not Servicing Expenses and shall not be entitled to reimbursement thereof except as specifically provided for herein.

Section 5.02          Servicing Expenses.

(a)        Notwithstanding any other provision hereof, the Servicer shall obtain the written approval of the Owner prior to incurring any Servicing Expense or Servicing Advance, except for any Servicing Expense or Servicing Advance which (i) is incurred by the Servicer pursuant to Section 3.02(b) or Section 3.05, or (ii) is made for any purposes other than those described in item (i) above and is not in excess of $10,000 per Loan Asset, or (iii) is made in an emergency situation to preserve and protect the Mortgaged Property or the safety of the public in connection with such Mortgaged Property and is either (x) not in excess of $15,000 per Loan Asset or (y) the Servicer has requested the Owner’s consent with respect to such emergency expense and has not received a response within two (2) Business Days of making such request and such emergency expense is not, in any case, in excess of $20,000 per Loan Asset; provided, however,

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that the Servicer shall in all cases use reasonable efforts to obtain the written approval of the Owner prior to incurring any Servicing Expense described in clause (i), (ii) or (iii).

(b)          The Servicer shall have no obligation to advance its own funds for the payment of any Servicing Expenses. The Servicer may, at its option, make advances from its own funds with respect to the payment of Servicing Expenses, in which event the Servicer shall be reimbursed for such advances by the Owner, with interest thereon at the Servicer Advance Rate, within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor; provided, that prior to making any such advance in excess of $10,000 per Loan Asset, the Servicer shall have obtained the written approval of the Owner for such advance, except, after having used its reasonable efforts to obtain the written approval of the Owner (and such approval not having been denied), for the advance of any Servicing Expense which is (i) incurred by the Servicer pursuant to Section 3.02(b) or Section 3.05 or (ii) made for any purposes other than those described in item (i) above, and is not in excess of $10,000 per Loan Asset, or (iii) is made in an emergency situation to preserve and protect the Mortgaged Property or the safety of the public in connection with such Mortgaged Property and is either (x) not in excess of $15,000 per Loan Asset or (y) the Servicer has requested the Owner’s consent with respect to such emergency expense and has not received a response within two (2) Business Days of making such request and such emergency expense is not, in any case, in excess of $20,000 per Loan Asset.

(c)          During the term of this Agreement the Servicer shall not be required to advance from its own funds any amounts on account of delinquent Monthly Payments or balloon payments relating to any Loan Asset.

(d)          Any Servicing Advance made pursuant to the terms of this Agreement shall accrue interest at the Servicer Advance Rate from the time the funds are advanced by the Servicer from its own funds until such time as the Servicer is reimbursed for such advance. Such interest shall be paid to the Servicer at the time the related Servicing Advance is reimbursed.

(e)          Notwithstanding anything to the contrary contained herein, the Servicer shall not be required to make a Servicing Advance for any amounts required to cure any failure of any Mortgaged Property to comply with (i) the Americans with Disabilities Act of 1990, as amended, and all rules and regulations promulgated pursuant thereto or (ii) any Environmental Laws.

ARTICLE VI

THE SERVICER AND THE OWNER

Section 6.01          Servicer Not to Assign; Merger or Consolidation of the Servicer.

(a)          Except as otherwise provided for in this Section or in Section 2.02, the Servicer may not assign this Agreement or any of its rights, powers, duties or obligations hereunder to a non-Affiliate without the written consent of the Owner. Assignments to Affiliates of Sun Life shall not require the written consent of the Owner provided (i) the assignee assumes all of the liabilities of the Servicer hereunder, and (ii) such Affiliate is an Affiliate of Sun Life.

(b)          If the Servicer is merged or consolidated, or transfers all or substantially all of its assets to any other Person, without obtaining the prior written consent of the Owner, the Owner shall have the right to terminate this Agreement without cause on the earliest date on which a

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successor servicer agrees to service the Loan Assets; provided, that the Owner will provide the Servicer with notice of any such termination at least 20 days prior to the effective date thereof.

Section 6.02          Liability and Indemnification of the Servicer and the Owner.

(a)          The Owner and its Affiliates and any director, officer, employee or agent thereof shall be indemnified and held harmless by the Servicer against any loss, liability or expense incurred, including reasonable attorneys’ fees, by reason of (i) the Servicer’s willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder or (ii) a material breach of the Servicer’s representations and warranties set forth in Section 7.01.

(b)          The Servicer and its Affiliates and any director, officer, employee or agent thereof shall be indemnified and held harmless by the Owner against any loss, liability or expense incurred, including reasonable attorneys’ fees, by reason of (i) claims arising in connection with a Loan Asset or a Mortgaged Property, other than claims arising due to the Servicer’s willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder or (ii) a material breach of the Owner’s representations and warranties set forth in Section 7.01.

(c)          The provisions of this Section shall survive for a period of one year after the termination of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01          Representations and Warranties.

(a)          The Servicer hereby makes the following representations and warranties to the Owner:

(i)              Due Organization, Qualification and Authority.    The Servicer is a limited liability company duly organized and in good standing under the laws of the State of Delaware; the Servicer has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; the Servicer has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; this Agreement constitutes the valid, legal, binding and enforceable obligation of the Servicer, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(ii)             No Conflicts.    Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by the Servicer, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of the Servicer’s formation certificate or operating agreement, as amended, or any agreement or instrument to which the Servicer is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B)

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conflict with or result in a breach of any legal restriction if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which the Servicer or its property is subject if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)            No Litigation Pending.   There is no action, suit, or proceeding pending or to Servicer’s knowledge threatened against the Servicer which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially the ability of the Servicer to perform its duties and obligations under the terms of this Agreement; and

(iv)            No Consent Required.   No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over the Servicer is required for (A) the Servicer’s execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that the Servicer is not required to be qualified to transact business as a foreign limited liability company or licensed in any state if such qualification or licensing is not necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof.

(b)          The Owner hereby represents and warrants to the Servicer that:

(i)              Due Organization, Qualification and Authority.      It is a corporation duly organized and in good standing under the laws of the state of its formation; it has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; it has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; it is the owner and the holder of the Loan Assets which it purports to own and has the right to authorize the Servicer to perform the actions contemplated herein; and this Agreement constitutes its valid, legal, binding and enforceable obligation, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(ii)             No Conflicts.     Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by it, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of its formation certificate or operating agreement, as amended, or any agreement or instrument to which it is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an

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acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)            No Litigation Pending.   There is no action, suit, or proceeding pending or to its knowledge threatened against it which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially its ability to perform its duties and obligations under the terms of this Agreement; and

(iv)            No Consent Required.   No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over it is required for (A) its execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that it is not required to be qualified to transact business as a foreign corporation or licensed in any state if such qualification or licensing is not necessary for it to perform its obligations under this Agreement in accordance with the terms hereof.

Section 7.02          Events of Default.

(a)          “Servicer Event of Default,”  wherever used herein, means any one of the following events:

(i)              any failure by the Servicer to remit to the Collection Account any payment required to be so remitted by the Servicer under the terms of this Agreement when and as due which continues unremedied by the Servicer for a period of five (5) Business Days after the date on which such remittance was due; or

(ii)             any failure on the part of the Servicer duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Servicer contained in this Agreement, or any representation or warranty set forth by the Servicer in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Servicer by the Owner (or such extended period of time reasonably approved by the Owner provided that the Servicer is diligently proceeding in good faith to cure such failure or breach); or

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(iii)            a decree or order of a court or agency or supervisory authority having jurisdiction in respect of the Servicer for the commencement of an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs shall have been entered against the Servicer, and such decree or order shall remain in force undischarged or unstayed for a period of 90 days; or

(iv)            the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property; or

(v)             the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable federal or state bankruptcy, insolvency or similar law, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

then, and in each and every case, so long as a Servicer Event of Default shall not have been remedied, the Owner may, by notice in writing to the Servicer, in addition to whatever rights the Owner may have at law or in equity, including injunctive relief and specific performance, terminate all of the rights and obligations of the Servicer under this Agreement and in and to all of the Loan Assets and the proceeds thereof, without the Owner incurring any penalty or fee of any kind whatsoever in connection therewith; provided, however, that such termination shall be without prejudice to any rights of the Servicer relating to the payment of its Servicing Fees and Additional Servicing Compensation hereunder and the reimbursement of any Servicing Expenses or Servicing Advances which have been made by it, together with interest thereon, under the terms of this Agreement through and including the date of such termination. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Event of Default. On or after the receipt by the Servicer of such written notice of termination from the Owner, all authority and power of the Servicer under this Agreement, whether with respect to the Loan Assets or otherwise, shall pass to and be vested in the Owner, and the Servicer agrees to cooperate with the Owner in effecting the termination of the Servicer’s responsibilities and rights hereunder, including, without limitation, the transfer of the Servicing Files and the funds held in the Escrow Accounts as set forth in Section 8.01. All costs and expenses of Servicer or any Subservicer incurred in connection with transferring the Loan Servicing to the successor servicer pursuant to this Section 7.02 shall be borne by the Servicer, or Subservicer, and shall not qualify as a Servicing Expense. The Owner may waive any default by the Servicer in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

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(b)        “Owner Event of Default,” wherever used herein, means any failure on the part of the Owner to pay any amounts to the Servicer when due, or duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Owner contained in this Agreement, or any representation or warranty set forth by the Owner in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Owner by the Servicer (or such extended period of time reasonably approved by the Servicer, provided that the Owner is diligently proceeding in good faith to cure such failure or breach); then, and in each and every case, so long as an Owner Event of Default shall not have been remedied, the Servicer may, by notice in writing to the Owner, in addition to whatever rights the Servicer may have at law or in equity, including injunctive relief and specific performance, and/or terminate this Agreement. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Owner Event of Default. The Servicer may waive any default by the Owner in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Owner Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

TERMINATION; TRANSFER OF LOAN ASSETS

Section 8.01          Termination of Agreement.

(a)        The initial term of this Agreement shall be eighteen (18) months. Such initial term shall be automatically renewed for successive 18-month terms; provided that the Owner or the Servicer may terminate this Agreement without cause at any time during any successive term upon ninety (90) days’ written notice to the other party hereto.

(b)        Termination pursuant to this Section, Section 6.01 or as otherwise provided herein shall be without prejudice to any rights of the Owner or the Servicer which may have accrued through the date of termination hereunder. Upon such termination, the Servicer shall (i) remit all funds in the related Escrow Accounts to the Owner or such other Person designated by the Owner; (ii) deliver all related Servicing Files to the Owner or to Persons designated by the Owner; and (iii) fully cooperate with the Owner and any new servicer to effectuate an orderly transition of Loan Servicing of the related Loan Assets. Upon such termination, any Servicing Fees, Additional Servicing Compensation, Servicing Expenses and Servicing Advances (with interest thereon at the Servicer Advance Rate) which remain unpaid or unreimbursed shall be remitted by the Owner to the Servicer within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor. No fee or penalty shall be payable to the Servicer in connection with any termination of this Agreement without cause pursuant to this Section, Section 6.01 or as otherwise provided herein.

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Section 8.02          Transfer of Loan Assets.

(a)        The Servicer acknowledges that any or all of the Loan Assets may be sold, transferred, assigned or otherwise conveyed by the Owner to any third party without the consent or approval of the Servicer and without regard to whether a Servicer Event of Default has occurred. Any such transfer shall constitute a termination of this Agreement with respect to such Loan Assets, subject to the Owner’s notice requirements under Section 8.02(b) and reimbursement of Servicing Advances. The Servicer shall cooperate in good faith with the transfer of servicing of any sold or transferred Loan Assets as directed by the Owner and shall transfer any funds in the related Escrow Account and deliver the related Servicing File to the Person designated by the Owner. The Owner acknowledges that the Servicer shall not be obligated to perform Loan Servicing with respect to such transferred Loan Assets for any such third party unless and until the Servicer and such third party execute a servicing agreement having terms which are mutually agreeable to the Servicer and such third party.

(b)        Until the Servicer receives written notice from the Owner of the sale, transfer, assignment or conveyance of one or more Loan Assets, the Owner shall be presumed to be the owner and holder of such Loan Assets, the Servicer shall continue to earn Servicing Fees and Additional Servicing Compensation with respect to such Loan Assets and the Servicer shall continue to remit payments and other collections in respect of such Loan Assets to the Collection Account pursuant to the terms and provisions hereof.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.01          Amendment; Waiver; Assignment.

No term or provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and is signed by the party against whom such amendment or waiver is sought to be enforced. Except as provided in Section 2.02 or Section 6.01, this Agreement may not be assigned in whole or in part without the written consent of the parties hereto.

Section 9.02          Governing Law and Jurisdiction.

(a)        THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(b)        Each of the Owner and the Servicer hereby irrevocably and unconditionally:

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(i)              submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)             waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)            consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 9.03 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)            agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)             in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)          EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

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AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.02.

Section 9.03          Notices.

All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

(i)              if to the Owner:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park, Bldg. 2

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: XXXXXX (redacted name)

Email: XXXXXX (redacted email)

Fax No.: XXXXXX (redacted phone number)

(ii)              if to the Servicer, at:

c/o Sun Life Assurance Company of Canada

One Sun Life Executive Park, SC 1307

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention:    XXXXXXXXXXXXXXXXXXXXXXXX (redacted name and title)

Email: XXXXXX (redacted email)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 9.03. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

To the extent that any demand, notice or communication hereunder is given to the Servicer by a Responsible Officer of the Owner, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Owner with respect to such communication, and the Servicer may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication. To the extent that any demand, notice or communication

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hereunder is given to the Owner by a Responsible Officer of the Servicer, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Servicer with respect to such communication, and the Owner may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication.

Section 9.04          Severability of Provisions.

If one or more of the provisions of this Agreement shall be for any reason whatever held invalid or unenforceable, such provisions shall be deemed severable from the remaining covenants, agreements and provisions of this Agreement and such invalidity or unenforceability shall in no way affect the validity or enforceability of such remaining provisions or the rights of any parties thereunder. To the extent permitted by law, the parties hereto hereby waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

Section 9.05          Inspection and Audit Rights.

The Servicer agrees that, on reasonable prior notice, it will permit any agent or representative of the Owner, during the Servicer’s normal business hours, to examine all the books of account, records, reports and other papers of the Servicer relating to the related Loan Assets, to make copies and extracts therefrom, to cause such books to be audited by accountants selected by the Owner, and to discuss matters relating to the related Loan Assets with the Servicer’s officers, employees and accountants (and by this provision the Servicer hereby authorizes such accountants to discuss with such agents or representatives such matters), all at such reasonable times and as often as may be reasonably requested. Any expense incident to the exercise by the Owner of any right under this Section shall be borne by the Owner.

Section 9.06          Binding Effect; No Partnership; Counterparts.

The provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto. Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties hereto and the services of the Servicer shall be rendered as an independent contractor for the Owner. For the purpose of facilitating the execution of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

Section 9.07          Protection of Confidential Information.

The Servicer shall keep confidential and shall not divulge to any party, without the Owner’s prior written consent, any information pertaining to the related Loan Assets or the Borrowers except to the extent that (a) it is appropriate for the Servicer to do so (i) in working with legal counsel, auditors, other advisors, taxing authorities or other governmental or quasi-governmental agencies (including the National Association of Insurance Commissioners and the Securities Valuation Office) or similar organization or any other regulatory or quasi-regulatory body having jurisdiction over Servicer, (ii) in accordance with Accepted Servicing Practices, or (iii) when required by any law, regulation, ordinance, court order, subpoena or regulatory or

25

quasi regulatory body, or (b) the Servicer is disseminating general statistical information relating to the mortgage loan assets being serviced by the Servicer (including the Loan Assets) so long as the Servicer does not identify the Owner or the Borrowers.

Section 9.08          General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)        the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)        accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

(c)        references herein to an “Article,” “Section,” or other subdivision without reference to a document are to the designated Article, Section or other applicable subdivision of this Agreement;

(d)        reference to a Section, subsection, paragraph or other subdivision without further reference to a specific Section is a reference to such Section, subsection, paragraph or other subdivision, as the case may be, as contained in the same Section in which the reference appears;

(e)        the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(f)         the term “include” or “including” shall mean without limitation by reason of enumeration; and

(g)        the Article, Section and subsection headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning of the provisions contained therein.

Section 9.09          Further Agreements.

The Servicer and the Owner each agree to execute and deliver to the other such additional documents, instruments or agreements as may be reasonably requested by the other and as may be necessary or appropriate to effectuate the purposes of this Agreement.

[NO FURTHER TEXT ON THIS PAGE]

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IN WITNESS WHEREOF, the Owner and the Servicer have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, as Owner

By:
Name:
Title:

By:
Name:
Title:

SUN CAPITAL ADVISERS LLC, as Servicer

By:
Name:
Title:

By:
Name:
Title:

27

SCHEDULE A

(Loan Asset Schedule)

Schedule A-1

Exhibit A

Servicer Data Maintenance and Reporting Obligations

Accounting Reports

NOTE: Owner will provide Servicer with an accounting policy and will be responsible for providing technical updates to Servicer. Reasonable time will be given to Servicer so that system changes, if required due to new requirements, can be made.

Servicer to provide the following to Owner:

•	detailed ledger feed to Owner using existing structure and accounts - ongoing
•	monthly holdings report (key financial information) from source system (PAM for Mortgages) reconciled to the Owner General Ledger for USGAAP and NAIC, within ten (10) Business Days after month end
•	monthly cash reconciliations, within ten (10) Business Days after month end
•	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after quarter end
•	quarterly reconciliation of PAM to correspondent statements, by the end of the month following quarter end
•	support Owner in its monthly USGAAP reporting requirements (specific deliverables to be mutually agreed upon between Servicer and Owner)
•	support Owner in their quarterly NAIC reporting - completion of schedules for B and BA asset (SL Investments DELRE Holdings 2009-1, LLC (“DELRE”)), AMR, IVR, use of eFreedom and other specific deliverables (specific deliverables to be mutually agreed upon between Servicer and Owner)
•	maintain accounting for LLC entity (DELRE) and provide quarterly schedule of activity by the end of the month following quarter end
•	support for annual Financial Statement audit including DELRE (Owner to make the audit requests to Servicers on behalf of the auditors)
•	market value of portfolio on a monthly basis according to the existing valuation process using Bond Calc

Asset Management

Servicer to provide the following to Owner:

•	quarterly impairment package with content consistent with impairment packages delivered during the 12 months preceding the date of this Agreement
•	results from annual loan review – when available
•	monthly spreads and yields as input into market value process within ten (10) Business Days after month end
•	assign credit quality rating to loan assets - ratings will be included in monthly holding report within ten (10) Business Days after month end
•	support for annual Financial Statement audit including DELRE (Owner to make the audit requests to Servicer on behalf of the auditors)

Exhibit A-1

•	monthly arrears report within ten (10) Business Days after month end

•	oversight of the Subservicers (specific deliverables to be mutually agreed upon between Servicer and Owner)

NOTE: Sun Life Assumptions:

•	when Owner begins new loan production, it is assumed this business will be placed on Owner’s ePAM system. Owner will need to manage on their end the two distinct blocks of business and ensure they are not co-mingled in the G/L so that reconciliation processes can continue
•	Anti-Money Laundering - Servicer will continue to run the existing process for Owner’ loans and will report all exceptions raised from ERASE process to Owner within 10 Business Days of identification

Exhibit A-2

Exhibit B

MATERIAL LOAN SERVICING MATTERS

Requiring consent of Owner:

(a)        consent to any change in (i) maturity, (ii) interest rate, (iii) timing of payments, (iv) prepayment premium, or (v) principal amount of the Loan Asset.

(b)        consent to (i) a secondary financing, (ii) a loan assumption, (iii) a written release, substitution, or exchange of collateral (except in connection with a payment in full in accordance with the Loan Asset Documents or a payment of the full discount payoff amount approved by the Owner), (iv) partial release of collateral, (v) an easement except if expressly permitted or required under terms of the Loan Asset Documents, (vi) written release, substitution, or exchange of personal liability, or (vii) release of a guarantor, except if expressly permitted or required under terms of the Loan Asset Documents.

(c)        waive a material right of Owner or material obligation of Borrower or other obligor; with the exception of late fee waivers pertaining to monthly payments of principal and interest.

(d)        accept or apply prepayment of all or any portion of the principal of any Loan Asset, other than as permitted or required by the Loan Asset Documents.

(e)        subordinate the lien of a Loan Asset Document to any other lien against the relevant Mortgaged Property other than as permitted or required by the Loan Asset Documents.

(f)        release a material title insurance claim.

(g)        make insurance or condemnation proceeds available to Borrower for repairs, rebuilding, or restoration of the Mortgaged Property if the proceeds, as to any one casualty or condemnation, exceed forty percent (40%) of fair market value of the Mortgaged Property, other than as required by the Loan Asset Documents.

(h)        accelerate payment of the Loan Asset or commence any action or proceeding seeking enforcement of any provision of any Loan Asset Document, unless such acceleration or action is expressly required or made automatic under the terms of the Loan Asset Documents.

(i)        approval of major leases (i.e. leases that cover 20% or more of the Mortgaged Property rentable space); or consent to a termination of a lease representing more than 10% of rentable area.

(j)        any other loan servicing matter that involves discretionary authority, unless such matter constitutes a Non-Material Loan Servicing Matter.

Exhibit B-1

Exhibit C

NON-MATERIAL LOAN SERVICING MATTERS

Not requiring Owner consent.

(Documents will be signed by authorized signers of Sun Capital Advisers LLC, as Servicer, on behalf of the Owner)

(a)        demand, collect, and receive from Borrower and any other obligor on the Loan Asset or under any Loan Asset Document (an “Obligor”) any and all sums payable with respect to the Loan Asset.

(b)        keep original closing binders and other loan and business documents and records relating to the Loan Asset, which documents and records shall be available for inspection by the Owner at the Servicer’s office at reasonable times during regular business hours.

(c)        accept prepayment of principal of the Loan Asset if permitted by the Loan Asset Documents.

(d)        receive, hold, and disburse insurance casualty proceeds from insurance covering the Mortgaged Property for repairs, rebuilding or restoration of the Mortgaged Property as required by the Loan Asset Documents.

(e)        receive, hold, and disburse any award received as a result of a condemnation action affecting the Mortgaged Property for restoration of the Mortgaged Property as required by the Loan Asset Documents.

(f)        demand performance by Borrower or any Obligor of all the terms, covenants and conditions of the Loan Asset Documents applicable to Borrower or Obligor, and declare a default or event of default as appropriate in accordance with the Loan Asset Documents.

(g)        waive late fees pertaining to monthly payments of principal and interest (i) when such payments are made on time but received by Servicer or Subservicer with a delay due to events beyond Borrower’s control, as supported by written evidence; or (ii) late fees are below $100; or (iii) pursuant to written instructions by an Owner.

(h)        approve (or disapprove, as appropriate under the circumstances in accordance with the Loan Asset Documents) (i) leases that cover less than 20% of the rentable space in the Mortgaged Property, and (ii) subordination and non-disturbance agreements with tenants (“SNDAs”) that are on Owner’s SNDA form document or tenant’s form document meeting Owner’s requirements.

(i)         conduct or cause to be conducted annual inspections of the Mortgaged Property and apply appropriate ratings to the Loan Assets in accordance with the Sun Life risk rating system.

(j)         file and maintain in the Loan Asset files copies of all annual inspection reports of

Exhibit C-1

the Mortgaged Property referred to in subsection (i) above, and all material financial reports, financial statements and other financial accounts and leasing reports submitted by or on behalf of Borrower or any Guarantor.

(k)       approve disbursement of escrow funds in accordance with the Loan Asset Documents.

(l)        approve (or disapprove, as appropriate under the circumstances in accordance with the Loan Asset Documents) an easement expressly permitted or required under terms of the Loan Asset Documents.

(m)      take all other administrative, non-material servicing duties necessary or customary for servicing the Loan Asset that involve no discretionary authority.

Exhibit C-2

Redacted

EXHIBIT 14

CONFIDENTIAL

Execution Copy

SERVICING AGREEMENT

(Mortgage Loans)

Dated as of August 2, 2013

between

Sun Life Assurance Company of Canada (U.S.),

as “Owner,”

and

Sun Capital Advisers LLC

as “Servicer”

i

Schedules and Exhibits

Schedule A:	Loan Asset Schedule
Exhibit A:	Servicer Data Maintenance and Reporting Obligations
Exhibit B:	Material Loan Servicing Matters (Requiring Owner consent)
Exhibit C:	Non-Material Loan Servicing Matters (Not requiring Owner consent)

ii

THIS SERVICING AGREEMENT dated as of August 2, 2013, is entered into between Sun Life Assurance Company of Canada (U.S.), a Delaware life insurance company (“SLUS” and the “Owner”) and Sun Capital Advisers LLC, a Delaware limited liability company (“Servicer”).

PRELIMINARY STATEMENT

The Owner desires to engage the Servicer, and the Servicer desires to accept Owner’s engagement, to service in accordance with the provisions of this Agreement certain Loan Assets acquired or originated by the Owner from time to time.

NOW, THEREFORE, in consideration of the recitals in this Preliminary Statement which are made a contractual part hereof, and of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.

Whenever used in this Agreement, (i) capitalized terms shall have the meanings given those terms in this Agreement and (ii) the following words and phrases, unless the context otherwise requires, shall have the following meanings:

“Accepted Servicing Practices”:  With respect to any Loan Asset, the higher of (a) the same care, skill, prudence and diligence with which the Servicer services and administers similar loans for third party portfolios and (b) the same care, skill, prudence and diligence which the Servicer utilizes for similar loans which it owns for its own account, in each case acting in accordance with applicable law, but without regard to:

 (i) any relationship that the Servicer or any Affiliate of the Servicer may have with any Borrower or any affiliate of any Borrower;

(ii) the Servicer’s obligation to incur servicing expenses with respect to a Mortgage Loan;

(iii) the Servicer’s right to receive compensation for its services hereunder; or

(iv) the Servicer’s servicing of any related Mortgage Loan.

“Additional Servicing Compensation”:  (i) Amounts collected for checks or other items returned for insufficient funds, (ii) any substitution, application processing, consent, waiver, defeasance and modification fees, and (iii) review fees for assumptions, condemnations, easements, partial release, secondary financing, transfer of ownership/entity changes, loan modifications, letter of credit release/extension/modification, escrow release, release of guaranty or master lease, payoff quotes/prepayment indemnification estimates, and other Borrower requests requiring review and analysis.

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“Affiliate”:    With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement”:  This Servicing Agreement, as the same may be modified, supplemented or amended from time to time, pursuant to its terms.

“Collection Account”:    The collection account or similar accounts into which this Agreement requires that payments on the Loan Assets be deposited.

“Collection Account Bank”:  The financial institution holding the Collection Account.

“Asset Servicing Fee”:  With respect to each Loan Asset, an amount equal to the product of (a) the Asset Servicing Fee Rate and (b) the outstanding principal balance of such Loan Asset, as calculated in accordance with Section 5.01; provided that the Asset Servicing Fee with respect to any Loan Asset with an outstanding principal balance in excess of $XX (redacted amount) shall be equal to a flat fee of $XX (redacted amount) annually.

“Asset Servicing Fee Rate”: With respect to each Loan Asset, if the Loan Asset had an original outstanding principal balance (i) XXXXXXX XXXXXXXXXX XXX, (ii) XXXXXXX XXXXXXXXXX XXX; (iii) XXXXXXX XXXXXXXXXX XXXXXXXXXX XXX;and (iv) XXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXX.    (redacted commercially sensitive information)

“Best Efforts”:    Efforts determined to be reasonably diligent by the Servicer in its reasonable discretion, which efforts do not require the Servicer to enter into any litigation, arbitration or other legal or quasi-legal proceeding or to expend its own funds.

“Borrower”:  The obligor on a Mortgage Loan.

“Business Day”:  Any day other than (i) a Saturday or Sunday, or (ii) a day in which the New York Stock Exchange is closed or (iii) any day on which banking institutions are authorized or required by law, executive order of governmental decree to be closed in the State of New York, the State of Delaware or the Commonwealth of Massachusetts.

“Due Date”:  With respect to any Loan Asset on or prior to its maturity date, the day of the month on which the Monthly Payment with respect to such Loan Asset is due, exclusive of any days of grace.

“Eligible Account”:  An account maintained with a federally insured bank or other financial institution which has been approved by the Owner in writing.

“Environmental Laws”:  Any environmental law, ordinance, rule, regulation or order of a federal, state or local governmental authority, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§

2

9601 et seq.), the Hazardous Material Transportation Act, as amended (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act, as amended (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) and the regulations promulgated pursuant thereto.

“Escrow Account”:  For each Loan Asset, the account or accounts defined in Section 3.02.

“Escrow Payment”:  Any payment received by the Servicer or a Subservicer for the account of the Borrowers for application toward the payment of taxes, insurance premiums, assessments, ground rents, deferred maintenance, environmental remediation, rehabilitation costs, capital expenditures, and similar items in respect of the related Mortgaged Property.

“Loan Asset”:  Each of the Mortgage Loans identified on the Loan Asset Schedule.

“Loan Asset Documents”:  With respect to each Mortgage Loan, the Mortgage, the Mortgage Note and any and all other documents executed and delivered in connection with the origination or subsequent modification of such Mortgage Loan.

“Loan Asset Schedule”:  A schedule of Loan Assets owned and held by the Owner and serviced by the Servicer hereunder which sets forth information with respect to such Loan Assets, including the related Borrower, which schedule shall be prepared and updated by the Owner. The initial Loan Asset Schedule is attached hereto as Schedule A.

“Loan Agreement”:    With respect to any Loan Asset, the related loan agreement governing such Loan Asset, if any.

“Loan Servicing”:  As defined in Section 3.01.

“Material Loan Servicing Matters”:  The list of Loan Servicing matters attached hereto as Exhibit B, which require Owner consent.

“Monthly Payment”:  With respect to any Loan Asset, the scheduled monthly payment of interest or the scheduled monthly payment of principal and interest, as the case may be, on such Loan Asset which is payable by a Borrower on the Due Date under the related Mortgage Note.

“Mortgage”:  With respect to each Mortgage Loan, the mortgage, deed of trust or other instrument securing the related Mortgage Note, which creates a lien on the real property securing such Mortgage Note.

“Mortgage Loan”:  A commercial or multifamily mortgage loan of first or second priority.

“Mortgage Note”:  With respect to any Mortgage Loan, the promissory note or other evidence of indebtedness or agreements evidencing the indebtedness of a Borrower under such Mortgage Loan, including any amendments or modifications pursuant to the terms thereof, or any renewal or substitution notes.

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“Mortgaged Property”:    With respect to each Mortgage Loan, the real property and improvements thereon securing repayment of the debt evidenced by the related Mortgage Note.

“Non-Material Loan Servicing Matters”:  The list of Loan Servicing matters attached hereto as Exhibit C, which do not require Owner consent.

“Owner”:  As defined in the first paragraph of this Agreement.

“Permitted Investments”:  Any one or more of the following obligations or securities having at the time of purchase, or at such other time as may be specified, the required ratings, if any, provided for in this definition:

 (a)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality thereof, provided that such obligations are backed by the full faith and credit of the United States of America;

 (b)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Federal Farm Credit System, provided that any such obligation, at the time of purchase or contractual commitment providing for the purchase thereof, is qualified by any Rating Agency as an investment of funds backing securities rated “AAA” (or such comparable rating);

 (c)        demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that, in the case of obligations that are not fully insured by the Federal Deposit Insurance Corporation, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have one of the four highest ratings available for such securities by any Rating Agency;

 (d)        such other investments as provided for escrowed funds under the Loan Asset Documents; and

 (e)        such other obligations as are acceptable as Permitted Investments to the Owner.

“Person”:    Any individual, corporation, limited liability company, partnership, joint venture, estate, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Rating Agency”:    Each of Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch Inc. or any other nationally-recognized statistical rating agency.

“REO Property”:  As defined in Section 3.10(a).

4

“Responsible Officer”: Any officer or employee of the Owner or the Servicer, as the case may be, involved in or responsible for the administration, supervision or management of this Agreement and whose name and specimen signature appear on a list prepared by each party and delivered to the other party, as such list may be amended from time to time by either party.

“Servicer”:  As defined in the recitals hereto.

“Servicer Advance Rate”:  A per annum rate equal to the “US Prime Rate” (as published from time to time in the “Money Rates” section of The Wall Street Journal).

“Servicer Event of Default”:  As defined in Section 7.02.

“Servicing Advances”:  All insurance premiums, real estate taxes, assessments, ground rents and similar charges or assessments paid or incurred in connection with the Servicer’s obligations hereunder, and any expense included within the definition of Servicing Expenses.

“Servicing Expenses”:    All customary, reasonable and necessary out-of-pocket costs and expenses paid or incurred in connection with the Servicer’s obligations hereunder, including without limitation:

 (a)        any expense necessary in order to prevent or cure any violation of applicable laws, regulations, codes, ordinances, rules, orders, judgments, decrees, injunctions or restrictive covenants;

 (b)        any cost or expense necessary in order to maintain or release the lien on any Mortgaged Property or any other collateral for a Loan Asset, including any mortgage registration taxes, release fees, or recording or filing fees;

 (c)        customary expenses for the collection, enforcement or foreclosure of the Loan Assets and the collection of deficiency judgments against Borrowers and guarantors (including but not limited to the fees and expenses of any trustee under a deed of trust, foreclosure title searches and other lien searches);

 (d)        costs and expenses of any appraisals, valuations, inspections, environmental assessments (including but not limited to the fees and expenses of environmental consultants), audits or consultations, engineers, architects, accountants, title and survey work and financial investigation services; and

 (e)        any other reasonable costs and expenses, including without limitation, legal fees and expenses incurred by the Servicer under this Agreement in connection with the enforcement, collection, condemnation or destruction of the Loan Assets or related Mortgaged Properties or other collateral and the performance of Loan Servicing by the Servicer under this Agreement.

“Servicing Fee”:  The aggregate of the Asset Servicing Fees for all Loan Assets plus a flat fee equal to the product of (i) XXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXX and (ii) XX XX. (redacted commercially sensitive information)

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“Servicing File”:    With respect to each Loan Asset, all documents, information and records relating to the Loan Asset identified on the applicable Loan Asset Schedule, and any additional documents or information related thereto maintained or created by the Servicer.

“Subservicer”:  As defined in Section 2.02.

“Sun Life”:  Sun Life Assurance Company of Canada, a Canadian corporation, which is an Affiliate of Servicer.

ARTICLE II

RETENTION AND AUTHORITY OF SERVICER

Section 2.01          Engagement, Servicing Standard.

The Owner hereby engages the Servicer to perform, and the Servicer hereby agrees to perform, Loan Servicing with respect to each of the Loan Assets throughout the term of this Agreement, upon and subject to the terms, covenants and provisions hereof.

The Servicer shall perform its services hereunder in a manner consistent with Accepted Servicing Practices. In addition, the Servicer, in performing its services hereunder shall (i) comply with all applicable federal, state and local laws and regulations, (ii) maintain all state and federal licenses necessary for it to perform its servicing responsibilities hereunder and (iii) not impair the rights of the Owner in any related Loan Assets (or payment thereunder) pledged to the Owner pursuant to the terms of the applicable Loan Asset Documents.

Section 2.02          Subservicing.

The Servicer may delegate or subservice to any Person any of its Loan Servicing obligations hereunder, including to the loan servicers now or hereafter servicing Sun Life’s mortgage loans (each, a “Subservicer”); provided, however, that (a) the Servicer shall provide oversight of each Subservicer with regard to the performance of all subcontracted services, (b) the Servicer shall provide prior written notice of any subservicing arrangement to the Owner, and (c) any subservicing agreement shall be consistent with this Agreement. Neither the existence of any subservicing agreement nor any of the provisions of this Agreement relating to subservicing shall relieve the Servicer of its obligations to the Owner hereunder. Each subservicing agreement entered into by the Servicer shall provide for termination of the Subservicer with respect to the Loan Assets at the option of any successor servicer hereunder, without requirement for the payment of any termination fee or penalty, upon the resignation or termination of the Servicer hereunder. Owner acknowledges that Loan Servicing obligations hereunder will be performed by Subservicers and that performance of such obligations by Subservicers will be deemed to be performance by Servicer for purpose of Servicer’s compliance with the provisions of this Agreement. Notwithstanding any such subservicing agreement, the Servicer shall be obligated hereunder to the same extent and under the same terms and conditions as if the Servicer alone was servicing the related Loan Assets in accordance with the terms of this Agreement. The Servicer shall be entitled to enter into any agreement with any Subservicer for indemnification of the Servicer by such Subservicer, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

6

The fees due to a Subservicer with respect to the Loan Assets serviced by such Subservicer shall not exceed the Asset Servicing Fee applicable to such Loan Asset. Subservicers shall receive the compensation provided for under the subservicing agreement by deducting the applicable Asset Servicing Fee from the Monthly Payment for such Loan Asset collected by such Subservicer before remittance of such Monthly Payment to the Collection Account. The fees of the Subservicers shall in no event constitute Servicing Expenses.

Section 2.03          Authority of the Servicer.

(a)        In performing its Loan Servicing obligations hereunder, the Servicer shall, except as otherwise provided herein and subject to the terms of this Agreement, have full power and authority, acting alone or through others (including Subservicers), to take any and all actions in connection with such Loan Servicing that it deems necessary or appropriate. Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Owner when the Servicer deems it appropriate in its best judgment, to execute and deliver, on behalf of the Owner, (i) any and all financing statements, continuation statements and other documents or instruments necessary to maintain any liens on any related collateral for each of the Loan Assets, including, without limitation, the lien of each Mortgage on the related Mortgaged Property and any other related collateral; and (ii) any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments with respect to each of the Loan Assets; provided, however, that the Servicer shall notify the Owner in writing in the event that the Servicer intends to execute and deliver any such instrument referred to in this clause (ii) and, except in connection with any payment in full of any Loan Asset or payment of the full discounted payoff amount for any Loan Asset consented to by the Owner in writing, shall proceed with such course of action only upon receipt of the Owner’s written approval thereof; (iii) loan payoff statements and loan balance statements; and (iv) documents to evidence or effectuate Loan Servicing matters; provided, however, that the Servicer shall notify the Owner in writing in the event that the Servicer intends to execute and deliver any such instrument referred to in this clause (iii) and, except in connection with Non-Material Loan Servicing Matters, shall proceed with such course of action only upon receipt of the Owner’s written approval thereof. The ability to execute documents on behalf of the Owner as provided in this Agreement is personal to the Servicer and may not be delegated to a Subservicer unless specifically provided in this Agreement.

(b)        In the performance of its Loan Servicing obligations hereunder, the Servicer shall take any action that is directed by the Owner which relates to the Servicer’s Loan Servicing obligations under this Agreement; provided, however, that the Servicer shall not be obligated to take, or to refrain from taking, any action which the Owner requests that the Servicer take or refrain from taking to the extent that the Servicer determines in its reasonable and good faith judgment that such action or inaction (i) may cause a violation of applicable laws, regulations, codes, ordinances, court orders or restrictive covenants with respect to any Loan Asset, Borrower or related collateral, including, without limitation, any Mortgaged Property; (ii) may cause a violation of any provision of a Loan Asset Document or of this Agreement; or (iii) may require the expenditure of Servicer’s own funds unless the Owner first advances funds for such action as provided herein.

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ARTICLE III

SERVICES TO BE PERFORMED

Section 3.01          Services as Loan Servicer.

The Servicer hereby agrees to serve as the loan servicer with respect to each of the Loan Assets and to perform Loan Servicing as described below and as otherwise provided herein, upon and subject to the terms of this Agreement. Subject to any limitation of authority under Section 2.03, “Loan Servicing” shall mean those services pertaining to the Loan Assets which, applying Accepted Servicing Practices, are required hereunder to be performed by the Servicer, and which shall include:

 (i)            reviewing all available documents pertaining to the Loan Assets, organizing, administering and maintaining the Servicing Files, and inputting all relevant information into the Servicer’s loan servicing computer system;

 (ii)           preparing and filing or recording continuation statements and other documents or instruments and taking such other action necessary to maintain any liens on any related collateral for each of Loan Assets, including, without limitation, (A) the lien of each Mortgage on the related Mortgaged Property and any other related collateral and (B) any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments with respect to each of the Loan Assets;

 (iii)          monitoring each Borrower’s maintenance of insurance coverage on each Mortgaged Property as required by the related Loan Asset Documents and causing to be maintained adequate insurance coverage on each Mortgaged Property in accordance with Section 3.05;

 (iv)          monitoring the status of real estate taxes, assessments, ground rents and other similar items and verifying the payment of such items for each Mortgaged Property in accordance with Section 3.02;

 (v)           preparing and maintaining the data and preparing and delivering the reports and information specified in Article IV hereof;

 (vi)          procuring the services of third parties necessary or appropriate in connection with the servicing of the Loan Assets by the Servicer and supervising the services performed by such third parties retained by the Servicer;

 (vii)         performing record keeping, administration of Escrow Accounts in accordance with Section 3.02 hereof, interest rate adjustment, and other routine customer service functions;

 (viii)        monitoring any casualty losses or condemnation proceedings and administering any proceeds related thereto in accordance with the related Loan Asset Documents and Section 3.04, provided, that if such Loan Asset

8

Documents provide for any decision or discretion with respect to application of such proceeds, Servicer shall seek written instructions from the Owner with respect to such application;

 (ix)          administering and closing any requests for assumptions of a Loan Asset or transfers of ownership of or placement of subordinate financing on a Mortgaged Property or other collateral for a Loan Asset, in accordance with Section 3.07;

 (x)           monitoring, notifying the Owner of, and taking the required action with respect to, defaults on the Loan Assets, in accordance with Section 3.08;

 (xi)          administering and closing any proposals for modifications, waivers, defeasance, amendments or consents with respect to any term of a Loan Asset, in accordance with Section 3.09;

 (xii)         preparing and delivering to Borrowers any notices of breaches, default, event of default, or acceleration with respect to any Loan Asset;

 (xiii)        reviewing and approving all Non-Material Loan Servicing Matters;

 (xiv)        providing detailed recommendations to the Owner with respect to Material Loan Servicing Matters, obtaining the Owner’s consent or directions with respect thereto, and executing and documenting the directed course of action;

 (xv)         supporting third party audits and regulatory reviews;

 (xvi)        managing external counsel as required;

 (xvii)       reconciling bank statements and other reports delivered by the Collection Account Bank against payments required to be made under the applicable Loan Asset Documents and on the Loan Assets;

 (xviii)      reconciling with Subservicers any differences between payment allocations and the unpaid principal balances of each Loan Asset;

 (xix)        maintaining any register required of the Owner under the Loan Asset Documents;

 (xx)         responding within a reasonable time period to questions and requests from the Owner;

 (xxi)       completing annual loan reviews on Servicer’s standard forms; and

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 (xxii)        assigning ratings to the Loan Assets in accordance with the Sun Life risk rating system.

Section 3.02    Escrow Accounts; Collection of Taxes, Assessments and Similar Items.

(a)        With respect to the Mortgage Loans and subject to, and as required by, the terms of the related Loan Asset Documents, the Servicer has caused to be established and maintained with Subservicers, or shall cause to be established and maintained, one or more custodial accounts (each, an “Escrow Account”) into which any or all Escrow Payments shall be deposited promptly after receipt and identification if Escrow Funds are delivered in immediately available funds, or as soon as such payments constitute collected funds (if Borrower pays by check). Escrow Accounts shall be Eligible Accounts denominated “[Name of Subservicer] in Trust for Sun Life Assurance Company of Canada (U.S.)” or in such other manner as the Owner prescribes. Each Escrow Account shall only hold funds related to a Loan Asset, which may be commingled funds with respect to the Owner’s other Loan Assets, but which may not be commingled with other funds of Subservicer, Servicer or owners of other loan assets. The Servicer shall notify the Owner in writing of the location and account number of each Escrow Account it establishes and shall notify the Owner prior to any change thereof. Withdrawals of amounts from an Escrow Account may be made, subject to any express provisions to the contrary herein, applicable laws, and to the terms of the related Loan Asset Documents governing the use of the Escrow Payments, only: (i) to effect payment of taxes, assessments, insurance premiums, ground rents and other items required or permitted to be paid from escrow; (ii) to refund to the Borrowers any sums determined to be in excess of the amounts required to be deposited therein; (iii) to pay interest, if required under the Loan Asset Documents, to the Borrowers on balances in the Escrow Accounts; (iv) to pay to the Owner from time to time any interest or investment income earned on funds deposited therein pursuant to Section 3.04; (v) to apply funds to the indebtedness of the Loan Asset in accordance with the terms of the Loan Asset Documents; (vi) to reimburse the Owner for any Servicing Expense or Servicing Advance for which Escrow Payments should have been made by the Borrowers; (vii) to withdraw any amount deposited in the Escrow Accounts which was not required to be deposited therein; (viii) to clear and terminate the Escrow Accounts at the termination of this Agreement; or (ix) to pay or reimburse tenant improvement costs or leasing commissions or to return good faith deposits or other holdbacks to Borrowers in accordance with the applicable Loan Asset Documents.

(b)        The Servicer shall maintain accurate records with respect to each Mortgaged Property reflecting the status of taxes, assessments and other similar items that are or may become a lien thereon and the status of insurance premiums payable with respect thereto as well as the payment of ground rents with respect to each ground lease (to the extent such information is reasonably available). To the extent that the related Loan Asset Documents for a Mortgage Loan require Escrow Payments to be made by a Borrower, the Servicer shall obtain from such Borrower, from time to time, all bills for the payment of such items, and shall use Best Efforts to effect payment prior to the applicable penalty or termination date, employing for such purpose Escrow Payments paid by the Borrower pursuant to the terms of the Mortgage Loan and deposited in the related Escrow Account by the Servicer. To the extent that the Mortgage Loan does not require a Borrower to make Escrow Payments, the Servicer shall use its Best Efforts to require that any such payment be made by the Borrowers prior to the applicable penalty or termination date. Subject to Section 3.05 with respect to the payment of insurance premiums, if

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a Borrower fails to make any such payment on a timely basis or collections from the Borrower are insufficient to pay any such item when due, the amount of any shortfall may be paid by the Servicer as a Servicing Advance.

Section 3.03          Remittances to Collection Account.

With respect to the Loan Assets, if the Servicer receives at any time, whether directly or from a Subservicer, any principal thereof then payable to the Owner or any interest, dividends, fees, reimbursements or proceeds or other distributions payable to the Owner thereon (including, without limitation, casualty and condemnation proceeds or proceeds from foreclosure), the Servicer shall remit such amounts to the Collection Account Bank for deposit into the Collection Account within two (2) Business Days after receipt of immediately available funds or collected funds (if Borrower pays by check). The Servicer shall direct the Subservicers to remit Monthly Payments received from Borrowers directly to the Collection Account Bank, for deposit into the Collection Account within two (2) Business Days after Subservicer’s receipt of immediately available funds or collected funds (if Borrower pays by check). Subservicers may endorse Monthly Payment checks on a “for deposit only” basis and deposit such checks into a general clearing account (which may contain commingled funds) to obtain collected funds to deposit in the Collection Account.

The Servicer shall administer any Collection Account and shall cause the amounts deposited therein to be available at all times to the Owner.

The Servicer shall keep a record of payments made into the Collection Accounts by Subservicers and post such payments to the source system, including the amount of each monthly installment of principal and interest, ad hoc principal payments, fee income and full loan payoff amounts.

Section 3.04          Permitted Investments.

The Servicer or any Subservicer in accordance with this Agreement, may direct any depository institution or trust company in which the Escrow Accounts related to a Mortgage Loan are maintained to invest the funds held therein in one or more Permitted Investments; provided, however, that such funds shall be either (a) immediately available or (b) available in accordance with a schedule which will permit the Servicer to meet its payment obligations hereunder and under the applicable Loan Asset Documents. Unless the applicable Loan Asset Documents provide for the interest to be paid to the Borrower, the Owner shall be entitled to all income and gain realized from the investment of funds deposited in the Escrow Accounts. Notwithstanding the foregoing, the Servicer or any Subservicer shall not direct the investment of funds held in any Escrow Account and retain the income and gain realized therefrom if the related Loan Asset Documents or applicable law permit the Borrower to be entitled to the income and gain realized from the investment of funds deposited therein. In such event, the Servicer or any Subservicer shall direct the depository institution or trust company in which such Escrow Accounts are maintained to invest the funds held therein in accordance with the Borrower’s written investment instructions, if the Loan Asset Documents or applicable law require such funds to be invested in accordance with the Borrower’s direction, or as otherwise provided in the Loan Asset Documents; provided, however, that in such event such funds shall

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be either (i) immediately available or (ii) available in accordance with a schedule which will permit the Servicer to meet the payment obligations for which the Escrow Account was established. The Servicer shall have no liability for any loss in investments of funds held in the Escrow Accounts.

Section 3.05          Maintenance of Insurance Policies.

(a)        The Servicer shall use its Best Efforts to cause the Borrower on each Mortgage Loan to maintain for each Loan Asset such insurance as is required to be maintained pursuant to the related Loan Asset Documents and to review such evidence of insurance to confirm that the Owner is named as a Loss Payee and Additional Insured thereunder.

(b)        If the Borrower fails to maintain such insurance as provided in Section 3.05(a), then the Servicer shall notify the Owner of such breach and the Servicer shall take such action as the Owner reasonably requests to maintain the insurance required under the applicable Loan Asset Documents. If directed by the Owner to maintain insurance, and if the applicable Subservicer has a forced place insurance policy, Servicer shall cause such Subservicer to obtain such insurance, in which case the costs of maintaining the insurance pursuant to this Section 3.05(b) if not paid by a Borrower, shall be paid by the Servicer as a Servicing Advance which shall be reimbursed by the Owner pursuant to Section 5.02.

(c)        The Servicer shall cause each Subservicer to, maintain at its own expense a fidelity bond in form and amount that is consistent with Accepted Servicing Practices. In addition, the Servicer shall cause each Subservicer to, keep in force, at its own expense during the term of the applicable subservicing agreement, a policy or policies of insurance in form and amounts that are consistent with Accepted Servicing Practices, covering loss occasioned by the errors and omissions of the Subservicer’s officers and employees in connection with performing the obligations delegated by Servicer.

Section 3.06          Delivery and Possession of Servicing Files.

In connection with the execution of this Agreement, the Servicer shall acknowledge receipt of the Servicing File and Escrow Payments for the Loan Assets and shall promptly deposit, or cause to be deposited, such Escrow Payments in the Escrow Accounts established pursuant to this Agreement. The contents of each Servicing File shall be held in trust by the Servicer for the benefit of the Owner as the owner thereof; the Servicer’s possession of the contents of each Servicing File is for the sole purpose of servicing the related Loan Asset; and such possession by the Servicer shall be in a custodial capacity only. The Servicer shall release its custody of the contents of any Servicing File only in accordance with written instructions from the Owner and, upon request of the Owner, the Servicer shall deliver to the Owner the Servicing File or a copy of any document contained therein; provided, however, that if the Servicer is unable to perform its Loan Servicing obligations with respect to the related Loan Asset after any such release or delivery of the Servicing File, then the Servicer’s responsibilities for Loan Servicing with respect to such Loan Asset may be terminated immediately by the Servicer upon the failure of the Owner to deliver such Servicing File to the Servicer within two Business Days after the date upon which written notice of such inability to perform Loan Servicing obligations shall have been given to the Owner by the Servicer.

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Section 3.07          “Due-on-Sale” Clauses; Assumption Agreements; Payoffs.

When any Borrower proposes to convey or encumber all or any portion of its interests in a Mortgaged Property, or if such conveyance or encumbrance has actually occurred, to the extent that the Servicer has actual knowledge of such conveyance or encumbrance, the Servicer shall promptly give written notice thereof to the Owner and, upon direction by the Owner, the Servicer shall take such actions as the Owner in its sole discretion directs in writing, including (a) waiving or enforcing any due-on-sale clause or due-on-encumbrance clause contained in the related Loan Asset Documents, to the extent permitted under the terms of the related Loan Asset Documents and applicable law, (b) taking or entering into an assumption or substitution agreement from or with the Person to whom such Mortgaged Property has been or is about to be conveyed, and (c) releasing the original Borrower from liability upon the related Loan Asset and substituting the new Borrower as obligor thereon. To the extent that the Servicer is engaged by the Owner to perform extensive analysis and administration functions in connection with any request by a Borrower to waive any such due-on-sale clause or due-on-encumbrance clause or enter into any such assumption or substitution agreement, the Servicer may, as a condition to granting any such request require (to the extent permitted by applicable law) that such Borrower pay to it, as Additional Servicing Compensation, a reasonable and customary fee consistent with Accepted Servicing Practices in connection with such request, together with any related costs and expenses incurred by the Servicer; provided, however, that such fee shall not be a percentage of the principal balance of the underlying Loan Asset. Except as set forth in this Section 3.07, the Servicer shall not be required to take any further action with respect to such conveyance or encumbrance.

The Servicer shall review payoff statements and calculate any applicable prepayment indemnification. The Servicer shall provide written notice to the Owner of all prepayments, unscheduled payments and payoff requests made by a Borrower under any Mortgage Loan promptly after the Servicer receives actual knowledge thereof. After obtaining the approval of the Owner for payoffs not expressly permitted in the applicable Loan Asset Documents, which the Owner may provide or withhold in its sole discretion, to the proposed payout terms of any Loan Asset, the Servicer shall confirm the approval of such payout terms to the applicable Subservicer.

Section 3.08          Actions Upon a Material Default on a Mortgage Loan.

The Servicer will provide to the Owner on a monthly basis an arrearages report on the Loans Assets, as provided in Exhibit A, listing the Loan Assets on which Borrowers have failed to make any required payment of principal, interest or other amounts when due under a Mortgage Loan or within any applicable grace period. Servicer shall notify the Owner in writing of any material non-payment defaults (continuing beyond any applicable grace period) under the Loan Asset Documents of which the Servicer has actual notice. As directed in writing by the Owner in each instance, the Servicer shall issue notices of default, declare events of default, declare due the entire outstanding principal balance, and otherwise take all reasonable actions under the related Loan Asset in preparation for the Owner to realize upon the underlying collateral.

Section 3.09          Modifications, Waivers, Amendments and Consents.

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(a)        When any Borrower proposes any modification, waiver or amendment of any term of any Loan Asset, or requests any consents related thereto (including, without limitation, any budget approvals and consents to new leases, lease renewals, late fee waivers, additional encumbrances, additional debt, transfers of ownership in Borrowers, assumptions and substitutions of Mortgaged Properties and other collateral), the Servicer shall give written notice thereof to the Owner within a reasonable period of time and, with respect to matters constituting Material Loan Servicing Matters, take such actions as the Owner directs in its sole discretion and, in the case of Non-Material Loan Servicing Matters, take such action as it deems appropriate. All modifications, waivers or amendments of any Loan Asset or consents related thereto shall be in writing.

(b)        The Servicer may, as a condition to granting any request by a Borrower for any consent, modification, waiver or amendment require (to the extent permitted by applicable law) that such Borrower pay to it, as Additional Servicing Compensation, a reasonable and customary fee consistent with Accepted Servicing Practices in connection with such request, together with any related costs and expenses incurred by the Servicer; provided, however, that such fee shall not be a percentage of the principal balance of the underlying Loan Asset; and provided, further, in the event that the Borrower fails or is unable to pay any such third party costs and expenses, or the Owner directs the Servicer to waive any requirement that the Borrower pay any such costs or expenses, such third party costs and expenses may be paid by the Servicer as a Servicing Expense.

Section 3.10          Realization Upon Defaulted Mortgage Loans; Servicing of REO Properties.

(a)        After obtaining the Owner’s consent, the Servicer shall foreclose upon, repossess or otherwise comparably convert the ownership of Mortgaged Properties securing Mortgage Loans that come into and continue in default (each such property, an “REO Property”). The Servicer shall obtain the consent of the Owner prior to foreclosing upon any Mortgaged Property.

(b)        The deed or certificate of sale of any REO Property shall be taken in the name of the Owner or its nominee. The terms of the Servicing Agreement (Investment Real Estate) between the Owner and the Servicer dated on or about the date hereof, as the same may be amended from time to time hereafter (the “Real Estate Servicing Agreement”) shall govern the servicing of REO Properties. In the event the Real Estate Servicing Agreement is no longer in effect at the time a Mortgaged Property becomes an REO Property and the Owner wishes for the Servicer to service such REO Property, the Real Estate Servicing Agreement shall be reinstated for purposes of such REO Property.

ARTICLE IV

DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01          Reporting by the Servicer; Legal Documentation.

(a)        The Servicer shall provide to the Owner the reports listed on Exhibit A at the times set forth in Exhibit A, in a format and containing such information as the Servicer and the

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Owner shall mutually agree. The information that is required to be included in each such report shall be generally consistent with that included by the Servicer in similar reports it delivered during the 12 months preceding the date of this Agreement and any deviation from such past practices shall not be made without the prior consent of the Owner. Such reports shall be delivered to the Owner in electronic format. The content and format of the reports listed on Exhibit A may be modified as the Servicer and the Owner may from time to time mutually agree.

(b)        The Servicer shall arrange for the preparation of legal documentation relating to all satisfaction statements, amendments, partial releases, condemnation releases and other actions relating to the Loan Assets.

ARTICLE V

SERVICER’S COMPENSATION AND EXPENSES

Section 5.01          Servicing Compensation.

As consideration for servicing the Loan Assets subject to this Agreement, the Servicer shall be entitled to the Servicing Fee, which shall include an Asset Servicing Fee for each Loan Asset remaining subject to this Agreement during any calendar month or part thereof, less any such Asset Servicing Fee which was retained by a Subservicer. All components of such Servicing Fee shall be payable monthly and shall be calculated on the basis of the beginning principal balance of each Loan Asset for the applicable monthly billing period. The Asset Servicing Fees will be paid in accordance with Section 2.02 hereof. The Servicer shall provide the Owner with an itemized invoice for the Servicing Fee less the Asset Servicing Fees for the applicable monthly period. Payments shall be due within ten (10) Business Days after the Owner’s receipt of the itemized invoice.

As further compensation for its activities hereunder, the Servicer shall be entitled to retain any payments or collections received by it which are in the nature of Additional Servicing Compensation.

The Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder that are not Servicing Expenses and shall not be entitled to reimbursement thereof except as specifically provided for herein.

Section 5.02          Servicing Expenses.

(a)        Notwithstanding any other provision hereof, the Servicer shall obtain the written approval of the Owner prior to incurring any Servicing Expense or Servicing Advance, except for any Servicing Expense or Servicing Advance which (i) is incurred by the Servicer pursuant to Section 3.02(b) or Section 3.05, or (ii) is made for any purposes other than those described in item (i) above and is not in excess of $10,000 per Loan Asset, or (iii) is made in an emergency situation to preserve and protect the Mortgaged Property or the safety of the public in connection with such Mortgaged Property and is either (x) not in excess of $15,000 per Loan Asset or (y) the Servicer has requested the Owner’s consent with respect to such emergency expense and has not received a response within two (2) Business Days of making such request and such emergency expense is not, in any case, in excess of $20,000 per Loan Asset; provided, however,

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that the Servicer shall in all cases use reasonable efforts to obtain the written approval of the Owner prior to incurring any Servicing Expense described in clause (i), (ii) or (iii).

(b)        The Servicer shall have no obligation to advance its own funds for the payment of any Servicing Expenses. The Servicer may, at its option, make advances from its own funds with respect to the payment of Servicing Expenses, in which event the Servicer shall be reimbursed for such advances by the Owner, with interest thereon at the Servicer Advance Rate, within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor; provided, that prior to making any such advance in excess of $10,000 per Loan Asset, the Servicer shall have obtained the written approval of the Owner for such advance, except, after having used its reasonable efforts to obtain the written approval of the Owner (and such approval not having been denied), for the advance of any Servicing Expense which is (i) incurred by the Servicer pursuant to Section 3.02(b) or Section 3.05 or (ii) made for any purposes other than those described in item (i) above, and is not in excess of $10,000 per Loan Asset, or (iii) is made in an emergency situation to preserve and protect the Mortgaged Property or the safety of the public in connection with such Mortgaged Property and is either (x) not in excess of $15,000 per Loan Asset or (y) the Servicer has requested the Owner’s consent with respect to such emergency expense and has not received a response within two (2) Business Days of making such request and such emergency expense is not, in any case, in excess of $20,000 per Loan Asset.

(c)        During the term of this Agreement the Servicer shall not be required to advance from its own funds any amounts on account of delinquent Monthly Payments or balloon payments relating to any Loan Asset.

(d)        Any Servicing Advance made pursuant to the terms of this Agreement shall accrue interest at the Servicer Advance Rate from the time the funds are advanced by the Servicer from its own funds until such time as the Servicer is reimbursed for such advance. Such interest shall be paid to the Servicer at the time the related Servicing Advance is reimbursed.

(e)        Notwithstanding anything to the contrary contained herein, the Servicer shall not be required to make a Servicing Advance for any amounts required to cure any failure of any Mortgaged Property to comply with (i) the Americans with Disabilities Act of 1990, as amended, and all rules and regulations promulgated pursuant thereto or (ii) any Environmental Laws.

ARTICLE VI

THE SERVICER AND THE OWNER

Section 6.01          Servicer Not to Assign; Merger or Consolidation of the Servicer.

(a)        Except as otherwise provided for in this Section or in Section 2.02, the Servicer may not assign this Agreement or any of its rights, powers, duties or obligations hereunder to a non-Affiliate without the written consent of the Owner. Assignments to Affiliates of Sun Life shall not require the written consent of the Owner provided (i) the assignee assumes all of the liabilities of the Servicer hereunder, and (ii) such Affiliate is an Affiliate of Sun Life.

(b)        If the Servicer is merged or consolidated, or transfers all or substantially all of its assets to any other Person, without obtaining the prior written consent of the Owner, the Owner shall have the right to terminate this Agreement without cause on the earliest date on which a

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successor servicer agrees to service the Loan Assets; provided, that the Owner will provide the Servicer with notice of any such termination at least 20 days prior to the effective date thereof.

Section 6.02          Liability and Indemnification of the Servicer and the Owner.

(a)        The Owner and its Affiliates and any director, officer, employee or agent thereof shall be indemnified and held harmless by the Servicer against any loss, liability or expense incurred, including reasonable attorneys’ fees, by reason of (i) the Servicer’s willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder or (ii) a material breach of the Servicer’s representations and warranties set forth in Section 7.01.

(b)        The Servicer and its Affiliates and any director, officer, employee or agent thereof shall be indemnified and held harmless by the Owner against any loss, liability or expense incurred, including reasonable attorneys’ fees, by reason of (i) claims arising in connection with a Loan Asset or a Mortgaged Property, other than claims arising due to the Servicer’s willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder or (ii) a material breach of the Owner’s representations and warranties set forth in Section 7.01.

(c)        The provisions of this Section shall survive for a period of one year after the termination of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01          Representations and Warranties.

(a)        The Servicer hereby makes the following representations and warranties to the Owner:

(i)             Due Organization, Qualification and Authority.  The Servicer is a limited liability company duly organized and in good standing under the laws of the State of Delaware; the Servicer has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; the Servicer has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; this Agreement constitutes the valid, legal, binding and enforceable obligation of the Servicer, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(ii)            No Conflicts.    Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by the Servicer, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of the Servicer’s formation certificate or operating agreement, as amended, or any agreement or instrument to which the Servicer is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B)

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conflict with or result in a breach of any legal restriction if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which the Servicer or its property is subject if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)            No Litigation Pending.  There is no action, suit, or proceeding pending or to Servicer’s knowledge threatened against the Servicer which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially the ability of the Servicer to perform its duties and obligations under the terms of this Agreement; and

(iv)            No Consent Required.  No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over the Servicer is required for (A) the Servicer’s execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that the Servicer is not required to be qualified to transact business as a foreign limited liability company or licensed in any state if such qualification or licensing is not necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof.

(b)        The Owner hereby represents and warrants to the Servicer that:

(i)              Due Organization, Qualification and Authority.     It is a corporation duly organized and in good standing under the laws of the state of its formation; it has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; it has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; it is the owner and the holder of the Loan Assets which it purports to own and has the right to authorize the Servicer to perform the actions contemplated herein; and this Agreement constitutes its valid, legal, binding and enforceable obligation, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(ii)             No Conflicts.    Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by it, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of its formation certificate or operating agreement, as amended, or any agreement or instrument to which it is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an

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acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)            No Litigation Pending. There is no action, suit, or proceeding pending or to its knowledge threatened against it which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially its ability to perform its duties and obligations under the terms of this Agreement; and

(iv)            No Consent Required. No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over it is required for (A) its execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that it is not required to be qualified to transact business as a foreign corporation or licensed in any state if such qualification or licensing is not necessary for it to perform its obligations under this Agreement in accordance with the terms hereof.

Section 7.02          Events of Default.

(a)        “Servicer Event of Default,” wherever used herein, means any one of the following events:

(i)             any failure by the Servicer to remit to the Collection Account any payment required to be so remitted by the Servicer under the terms of this Agreement when and as due which continues unremedied by the Servicer for a period of five (5) Business Days after the date on which such remittance was due; or

(ii)            any failure on the part of the Servicer duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Servicer contained in this Agreement, or any representation or warranty set forth by the Servicer in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Servicer by the Owner (or such extended period of time reasonably approved by the Owner provided that the Servicer is diligently proceeding in good faith to cure such failure or breach); or

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(iii)            a decree or order of a court or agency or supervisory authority having jurisdiction in respect of the Servicer for the commencement of an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs shall have been entered against the Servicer, and such decree or order shall remain in force undischarged or unstayed for a period of 90 days; or

(iv)            the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property; or

(v)             the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable federal or state bankruptcy, insolvency or similar law, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

then, and in each and every case, so long as a Servicer Event of Default shall not have been remedied, the Owner may, by notice in writing to the Servicer, in addition to whatever rights the Owner may have at law or in equity, including injunctive relief and specific performance, terminate all of the rights and obligations of the Servicer under this Agreement and in and to all of the Loan Assets and the proceeds thereof, without the Owner incurring any penalty or fee of any kind whatsoever in connection therewith; provided, however, that such termination shall be without prejudice to any rights of the Servicer relating to the payment of its Servicing Fees and Additional Servicing Compensation hereunder and the reimbursement of any Servicing Expenses or Servicing Advances which have been made by it, together with interest thereon, under the terms of this Agreement through and including the date of such termination. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Event of Default. On or after the receipt by the Servicer of such written notice of termination from the Owner, all authority and power of the Servicer under this Agreement, whether with respect to the Loan Assets or otherwise, shall pass to and be vested in the Owner, and the Servicer agrees to cooperate with the Owner in effecting the termination of the Servicer’s responsibilities and rights hereunder, including, without limitation, the transfer of the Servicing Files and the funds held in the Escrow Accounts as set forth in Section 8.01. All costs and expenses of Servicer or any Subservicer incurred in connection with transferring the Loan Servicing to the successor servicer pursuant to this Section 7.02 shall be borne by the Servicer, or Subservicer, and shall not qualify as a Servicing Expense. The Owner may waive any default by the Servicer in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

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(b)        “Owner Event of Default,” wherever used herein, means any failure on the part of the Owner to pay any amounts to the Servicer when due, or duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Owner contained in this Agreement, or any representation or warranty set forth by the Owner in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Owner by the Servicer (or such extended period of time reasonably approved by the Servicer, provided that the Owner is diligently proceeding in good faith to cure such failure or breach); then, and in each and every case, so long as an Owner Event of Default shall not have been remedied, the Servicer may, by notice in writing to the Owner, in addition to whatever rights the Servicer may have at law or in equity, including injunctive relief and specific performance, and/or terminate this Agreement. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Owner Event of Default. The Servicer may waive any default by the Owner in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Owner Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

TERMINATION; TRANSFER OF LOAN ASSETS

Section 8.01          Termination of Agreement.

(a)        The initial term of this Agreement shall be eighteen (18) months. Such initial term shall be automatically renewed for successive 18-month terms; provided that the Owner or the Servicer may terminate this Agreement without cause at any time during any successive term upon ninety (90) days’ written notice to the other party hereto.

(b)        Termination pursuant to this Section, Section 6.01 or as otherwise provided herein shall be without prejudice to any rights of the Owner or the Servicer which may have accrued through the date of termination hereunder. Upon such termination, the Servicer shall (i) remit all funds in the related Escrow Accounts to the Owner or such other Person designated by the Owner; (ii) deliver all related Servicing Files to the Owner or to Persons designated by the Owner; and (iii) fully cooperate with the Owner and any new servicer to effectuate an orderly transition of Loan Servicing of the related Loan Assets. Upon such termination, any Servicing Fees, Additional Servicing Compensation, Servicing Expenses and Servicing Advances (with interest thereon at the Servicer Advance Rate) which remain unpaid or unreimbursed shall be remitted by the Owner to the Servicer within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor. No fee or penalty shall be payable to the Servicer in connection with any termination of this Agreement without cause pursuant to this Section, Section 6.01 or as otherwise provided herein.

21

Section 8.02      Transfer of Loan Assets.

(a)        The Servicer acknowledges that any or all of the Loan Assets may be sold, transferred, assigned or otherwise conveyed by the Owner to any third party without the consent or approval of the Servicer and without regard to whether a Servicer Event of Default has occurred. Any such transfer shall constitute a termination of this Agreement with respect to such Loan Assets, subject to the Owner’s notice requirements under Section 8.02(b) and reimbursement of Servicing Advances. The Servicer shall cooperate in good faith with the transfer of servicing of any sold or transferred Loan Assets as directed by the Owner and shall transfer any funds in the related Escrow Account and deliver the related Servicing File to the Person designated by the Owner. The Owner acknowledges that the Servicer shall not be obligated to perform Loan Servicing with respect to such transferred Loan Assets for any such third party unless and until the Servicer and such third party execute a servicing agreement having terms which are mutually agreeable to the Servicer and such third party.

(b)        Until the Servicer receives written notice from the Owner of the sale, transfer, assignment or conveyance of one or more Loan Assets, the Owner shall be presumed to be the owner and holder of such Loan Assets, the Servicer shall continue to earn Servicing Fees and Additional Servicing Compensation with respect to such Loan Assets and the Servicer shall continue to remit payments and other collections in respect of such Loan Assets to the Collection Account pursuant to the terms and provisions hereof.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.01          Amendment; Waiver; Assignment.

No term or provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and is signed by the party against whom such amendment or waiver is sought to be enforced. Except as provided in Section 2.02 or Section 6.01, this Agreement may not be assigned in whole or in part without the written consent of the parties hereto.

Section 9.02          Governing Law and Jurisdiction.

(a)        THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(b)        Each of the Owner and the Servicer hereby irrevocably and unconditionally:

22

(i)             submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)            waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)            consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 9.03 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)            agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)             in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)        EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

23

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.02.

Section 9.03          Notices.

All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

(i)            if to the Owner:

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park, Bldg. 2

Wellesley Hills, MA 02481

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: XXXXXX (redacted name)

Email: XXXXXX (redacted email)

Fax No.: XXXXXX (redacted phone number)

(ii)           if to the Servicer, at:

c/o Sun Life Assurance Company of Canada

One Sun Life Executive Park, SC 1307

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention:     XXXXXXXXXXXXXXXXXXXXXXXX    (redacted name and title)

Email: XXXXXX (redacted email)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 9.03. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

To the extent that any demand, notice or communication hereunder is given to the Servicer by a Responsible Officer of the Owner, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Owner with respect to such communication, and the Servicer may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication. To the extent that any demand, notice or communication

24

hereunder is given to the Owner by a Responsible Officer of the Servicer, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Servicer with respect to such communication, and the Owner may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication.

Section 9.04          Severability of Provisions.

If one or more of the provisions of this Agreement shall be for any reason whatever held invalid or unenforceable, such provisions shall be deemed severable from the remaining covenants, agreements and provisions of this Agreement and such invalidity or unenforceability shall in no way affect the validity or enforceability of such remaining provisions or the rights of any parties thereunder. To the extent permitted by law, the parties hereto hereby waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

Section 9.05          Inspection and Audit Rights.

The Servicer agrees that, on reasonable prior notice, it will permit any agent or representative of the Owner, during the Servicer’s normal business hours, to examine all the books of account, records, reports and other papers of the Servicer relating to the related Loan Assets, to make copies and extracts therefrom, to cause such books to be audited by accountants selected by the Owner, and to discuss matters relating to the related Loan Assets with the Servicer’s officers, employees and accountants (and by this provision the Servicer hereby authorizes such accountants to discuss with such agents or representatives such matters), all at such reasonable times and as often as may be reasonably requested. Any expense incident to the exercise by the Owner of any right under this Section shall be borne by the Owner.

Section 9.06          Binding Effect; No Partnership; Counterparts.

The provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto. Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties hereto and the services of the Servicer shall be rendered as an independent contractor for the Owner. For the purpose of facilitating the execution of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

Section 9.07          Protection of Confidential Information.

The Servicer shall keep confidential and shall not divulge to any party, without the Owner’s prior written consent, any information pertaining to the related Loan Assets or the Borrowers except to the extent that (a) it is appropriate for the Servicer to do so (i) in working with legal counsel, auditors, other advisors, taxing authorities or other governmental or quasi-governmental agencies (including the National Association of Insurance Commissioners and the Securities Valuation Office) or similar organization or any other regulatory or quasi-regulatory body having jurisdiction over Servicer, (ii) in accordance with Accepted Servicing Practices, or (iii) when required by any law, regulation, ordinance, court order, subpoena or regulatory or

25

quasi regulatory body, or (b) the Servicer is disseminating general statistical information relating to the mortgage loan assets being serviced by the Servicer (including the Loan Assets) so long as the Servicer does not identify the Owner or the Borrowers.

Section 9.08          General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)        the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)        accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

(c)        references herein to an “Article,” “Section,” or other subdivision without reference to a document are to the designated Article, Section or other applicable subdivision of this Agreement;

(d)        reference to a Section, subsection, paragraph or other subdivision without further reference to a specific Section is a reference to such Section, subsection, paragraph or other subdivision, as the case may be, as contained in the same Section in which the reference appears;

(e)        the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(f)        the term “include” or “including” shall mean without limitation by reason of enumeration; and

(g)        the Article, Section and subsection headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning of the provisions contained therein.

Section 9.09          Further Agreements.

The Servicer and the Owner each agree to execute and deliver to the other such additional documents, instruments or agreements as may be reasonably requested by the other and as may be necessary or appropriate to effectuate the purposes of this Agreement.

[NO FURTHER TEXT ON THIS PAGE]

26

IN WITNESS WHEREOF, the Owner and the Servicer have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), as Owner
By:
Name:
Title:

By:
Name:
Title:
SUN CAPITAL ADVISERS LLC, as Servicer
By:
Name:
Title:

By:
Name:
Title:

27

SCHEDULE A

(Loan Asset Schedule)

Schedule A-1

Exhibit A

Servicer Data Maintenance and Reporting Obligations

Accounting Reports

NOTE:  Owner will provide Servicer with an accounting policy and will be responsible for providing technical updates to Servicer. Reasonable time will be given to Servicer so that system changes, if required due to new requirements, can be made.

Servicer to provide the following to Owner:

•	detailed ledger feed to Owner using existing structure and accounts - ongoing
•	monthly holdings report (key financial information) from source system (PAM for Mortgages) reconciled to the Owner General Ledger for USGAAP and NAIC, within ten (10) Business Days after month end
•	monthly cash reconciliations, within ten (10) Business Days after month end
•	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after quarter end
•	quarterly reconciliation of PAM to correspondent statements, by the end of the month following quarter end
•	support Owner in its monthly USGAAP reporting requirements (specific deliverables to be mutually agreed upon between Servicer and Owner)
•	support Owner in their quarterly NAIC reporting - completion of schedules for B and BA asset (SL Investments DELRE Holdings 2009-1, LLC (“DELRE”)), AMR, IVR, use of eFreedom and other specific deliverables (specific deliverables to be mutually agreed upon between Servicer and Owner)
•	maintain accounting for LLC entity (DELRE) and provide quarterly schedule of activity by the end of the month following quarter end
•	support for annual Financial Statement audit including DELRE (Owner to make the audit requests to Servicers on behalf of the auditors)
•	market value of portfolio on a monthly basis according to the existing valuation process using Bond Calc

Asset Management

Servicer to provide the following to Owner:

•	quarterly impairment package with content consistent with impairment packages delivered during the 12 months preceding the date of this Agreement
•	results from annual loan review – when available
•	monthly spreads and yields as input into market value process within ten (10) Business Days after month end
•	assign credit quality rating to loan assets - ratings will be included in monthly holding report within ten (10) Business Days after month end
•	support for annual Financial Statement audit including DELRE (Owner to make the audit requests to Servicer on behalf of the auditors)
•	monthly arrears report within ten (10) Business Days after month end

Exhibit A-1

•	oversight of the Subservicers (specific deliverables to be mutually agreed upon between Servicer and Owner)

NOTE:  Sun Life Assumptions:

•	when Owner begins new loan production, it is assumed this business will be placed on Owner’s ePAM system. Owner will need to manage on their end the two distinct blocks of business and ensure they are not co-mingled in the G/L so that reconciliation processes can continue
•	Anti-Money Laundering - Servicer will continue to run the existing process for Owner’ loans and will report all exceptions raised from ERASE process to Owner within 10 Business Days of identification

Exhibit A-2

Exhibit B

MATERIAL LOAN SERVICING MATTERS

(Requiring consent of Owner)

(a)        consent to any change in (i) maturity, (ii) interest rate, (iii) timing of payments, (iv) prepayment premium, or (v) principal amount of the Loan Asset.

(b)        consent to (i) a secondary financing, (ii) a loan assumption, (iii) a written release, substitution, or exchange of collateral (except in connection with a payment in full in accordance with the Loan Asset Documents or a payment of the full discount payoff amount approved by the Owner), (iv) partial release of collateral, (v) an easement except if expressly permitted or required under terms of the Loan Asset Documents, (vi) written release, substitution, or exchange of personal liability, or (vii) release of a guarantor, except if expressly permitted or required under terms of the Loan Asset Documents.

(c)        waive a material right of Owner or material obligation of Borrower or other obligor; with the exception of late fee waivers pertaining to monthly payments of principal and interest.

(d)        accept or apply prepayment of all or any portion of the principal of any Loan Asset, other than as permitted or required by the Loan Asset Documents.

(e)        subordinate the lien of a Loan Asset Document to any other lien against the relevant Mortgaged Property other than as permitted or required by the Loan Asset Documents.

(f)        release a material title insurance claim.

(g)        make insurance or condemnation proceeds available to Borrower for repairs, rebuilding, or restoration of the Mortgaged Property if the proceeds, as to any one casualty or condemnation, exceed forty percent (40%) of fair market value of the Mortgaged Property, other than as required by the Loan Asset Documents.

(h)        accelerate payment of the Loan Asset or commence any action or proceeding seeking enforcement of any provision of any Loan Asset Document, unless such acceleration or action is expressly required or made automatic under the terms of the Loan Asset Documents.

(i)        approval of major leases (i.e. leases that cover 20% or more of the Mortgaged Property rentable space); or consent to a termination of a lease representing more than 10% of rentable area.

(j)        any other loan servicing matter that involves discretionary authority, unless such matter constitutes a Non-Material Loan Servicing Matter.

Exhibit B-1

Exhibit C

NON-MATERIAL LOAN SERVICING MATTERS

(Not requiring Owner consent)

(Documents will be signed by authorized signers of Sun Capital Advisers LLC, as Servicer, on behalf of the Owner)

(a)        demand, collect, and receive from Borrower and any other obligor on the Loan Asset or under any Loan Asset Document (an “Obligor”) any and all sums payable with respect to the Loan Asset.

(b)        keep original closing binders and other loan and business documents and records relating to the Loan Asset, which documents and records shall be available for inspection by the Owner at the Servicer’s office at reasonable times during regular business hours.

(c)        accept prepayment of principal of the Loan Asset if permitted by the Loan Asset Documents.

(d)        receive, hold, and disburse insurance casualty proceeds from insurance covering the Mortgaged Property for repairs, rebuilding or restoration of the Mortgaged Property as required by the Loan Asset Documents.

(e)        receive, hold, and disburse any award received as a result of a condemnation action affecting the Mortgaged Property for restoration of the Mortgaged Property as required by the Loan Asset Documents.

(f)        demand performance by Borrower or any Obligor of all the terms, covenants and conditions of the Loan Asset Documents applicable to Borrower or Obligor, and declare a default or event of default as appropriate in accordance with the Loan Asset Documents.

(g)        waive late fees pertaining to monthly payments of principal and interest (i) when such payments are made on time but received by Servicer or Subservicer with a delay due to events beyond Borrower’s control, as supported by written evidence; or (ii) late fees are below $100; or (iii) pursuant to written instructions by an Owner.

(h)        approve (or disapprove, as appropriate under the circumstances in accordance with the Loan Asset Documents) (i) leases that cover less than 20% of the rentable space in the Mortgaged Property, and (ii) subordination and non-disturbance agreements with tenants (“SNDAs”) that are on Owner’s SNDA form document or tenant’s form document meeting Owner’s requirements.

(i)        conduct or cause to be conducted annual inspections of the Mortgaged Property and apply appropriate ratings to the Loan Assets in accordance with the Sun Life risk rating system.

Exhibit C-1

(j)        file and maintain in the Loan Asset files copies of all annual inspection reports of the Mortgaged Property referred to in subsection (i) above, and all material financial reports, financial statements and other financial accounts and leasing reports submitted by or on behalf of Borrower or any Guarantor.

(k)        approve disbursement of escrow funds in accordance with the Loan Asset Documents.

(l)        approve (or disapprove, as appropriate under the circumstances in accordance with the Loan Asset Documents) an easement expressly permitted or required under terms of the Loan Asset Documents.

(m)        take all other administrative, non-material servicing duties necessary or customary for servicing the Loan Asset that involve no discretionary authority.

Exhibit C-2

Redacted

EXHIBIT 15

CONFIDENTIAL

Execution Copy

SERVICING AGREEMENT

(Investment Real Estate)

Dated as of August 2, 2013

between

Sun Life Insurance and Annuity Company of New York,

as “Owner,”

and

Sun Capital Advisers LLC

as “Servicer”

		Page

ARTICLE I
DEFINITIONS

Section 1.01	Defined Terms	1

ARTICLE II
RETENTION AND AUTHORITY OF SERVICER

Section 2.01	Engagement, Servicing Standard	5
Section 2.02	Delegation to Property Managers	5
Section 2.03	Authority of the Servicer	6

ARTICLE III
SERVICES TO BE PERFORMED

Section 3.01	Services to be performed by Servicer	6
Section 3.02	Specific Duties of Property Managers; Servicer Notifications to Owner	9
Section 3.03	Approval of Contracts	11
Section 3.04	Records	11
Section 3.05	Mortgaged Properties to be Serviced by Servicer	11
Section 3.06	General Purpose Account	12

ARTICLE IV
DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01	Reporting by the Servicer; Legal Documentation	12

ARTICLE V
SERVICER’S AND PROPERTY MANAGER’S COMPENSATION AND EXPENSES; OWNER’S EXPENSES

Section 5.01	Servicing Compensation to Servicer	12
Section 5.02	Compensation for Property Managers	13
Section 5.03	Owner’s Expenses	14
Section 5.04	Owner’s Reimbursements for Expenses	14

ARTICLE VI
THE SERVICER AND THE OWNER

Section 6.01	Servicer Not to Assign; Merger or Consolidation of the Servicer	14
Section 6.02	Owner’s Indemnification	15
Section 6.03	Owner’s Insurance	15
Section 6.04	Waiver of Subrogation	15
Section 6.05	Servicer’s Indemnity	15

i

Schedules and Exhibits

Schedule A:	REO Property Schedule
Exhibit A:	Servicer Data Maintenance and Reporting Obligations
Exhibit B:	Construction Management Fee Schedule
Exhibit C:	Sun Life Standard Form of Property Management Agreement
Exhibit D:	Sun Life Standard Form of Leasing Agreement

ii

THIS SERVICING AGREEMENT, dated as of August 2, 2013, is entered into between Sun Life Insurance and Annuity Company of New York, a New York life insurance company (“Owner”), and Sun Capital Advisers LLC, a Delaware limited liability company (“Servicer”).

PRELIMINARY STATEMENT

Owner desires to engage the Servicer, and the Servicer desires to accept Owner’s engagement, to manage certain real estate-owned properties currently owned or hereafter acquired by Owner from time to time (the “REO Properties”), with responsibility for managing, operating, maintaining and servicing the REO Properties and for performing, as directed by Owner, Owner’s obligations as landlord under present and future leases of the REO Properties and as owner of the REO Properties, in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the recitals in this Preliminary Statement which are made a contractual part hereof, and of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.

Whenever used in this Agreement, (i) capitalized terms shall have the meanings given those terms in this Agreement and (ii) the following words and phrases, unless the context otherwise requires, shall have the following meanings:

“Accepted Servicing Practices”:  With respect to any REO Property, the higher of (a) the same care, skill, prudence and diligence with which the Servicer services and administers similar properties for third party portfolios and (b) the same care, skill, prudence and diligence which the Servicer utilizes for similar properties which it owns for its own account, in each case acting in accordance with applicable law, but without regard to:

(i)        any relationship that the Servicer or any Affiliate of the Servicer may have with any tenant of an REO Property or any affiliate of a tenant of an REO Property;

(ii)       the Servicer’s obligation to incur expenses with respect to an REO Property;

(iii)      the Servicer’s right to receive compensation for its services hereunder; or

(iv)      the Servicer’s servicing of any other REO Property.

“Additional Services”:  As defined in Section 3.02.

“Administrative Fee”:  As defined in Section 5.02.

1

“Affiliate”:  With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement”:  This Servicing Agreement, as the same may be modified, supplemented or amended from time to time, pursuant to its terms.

“Asset Servicing Fee”:  With respect to each REO Property, an amount equal to the product of (a) XXXXXXX XXXXXXXXXX XXX and (b) XXXXXXX XXXXXXXXXX XX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXX X. (redacted commercially sensitive information)

“Basic Fee”:  As defined in Section 5.02.

“Business Day”:  Any day other than (i) a Saturday or Sunday, or (ii) a day in which the New York Stock Exchange is closed or (iii) any day on which banking institutions are authorized or required by law, executive order of governmental decree to be closed in the State of New York, the State of Delaware or the Commonwealth of Massachusetts.

“Eligible Account”:  A checking, savings or money market account maintained with a federally insured bank or other financial institution which has been approved in writing by the Servicer (with respect to the Property Operating Accounts) or the Owner (with respect to the General Purpose Account).

“Environmental Laws”:  Any environmental law, ordinance, rule, regulation or order of a federal, state or local governmental authority, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§ 9601 et seq.), the Hazardous Material Transportation Act, as amended (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act, as amended (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) and the regulations promulgated pursuant thereto.

“General Purpose Account”:  As defined in Section 3.06.

“Gross Rentals Receipts”:  As defined in Section 5.02.

“Loan Asset”:  As defined in the Mortgage Loan Servicing Agreement.

“Loan Asset Servicer”:  Sun Capital Advisers LLC or any successor entity acting as servicer of the Loan Assets under the Mortgage Loan Servicing Agreement.

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“Market Value”:  With respect to each REO Property and any date of determination, the most recent valuation of such REO Property by Sun Life’s internal Real Estate Valuation Department headed by an MAI appraiser, in accordance with Section 3.01(d) hereof.

“Mortgaged Property”:    As defined in the Mortgage Loan Servicing Agreement.

“Mortgage Loan Servicing Agreement”:  The servicing agreement relating to the Loan Assets entered into between the Owner and the Loan Asset Servicer as of August 2, 2013.

“Owner”:  As defined in the first paragraph of this Agreement.

“Permitted Investments”:  Any one or more of the following obligations or securities having at the time of purchase, or at such other time as may be specified, the required ratings, if any, provided for in this definition:

(a)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality thereof provided that such obligations are backed by the full faith and credit of the United States of America;

(b)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Federal Farm Credit System, provided that any such obligation, at the time of purchase or contractual commitment providing for the purchase thereof, is qualified by any Rating Agency as an investment of funds backing securities rated “AAA” (or such comparable rating);

(c)        demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that, in the case of obligations that are not fully insured by the Federal Deposit Insurance Corporation, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have one of the four highest ratings available for such securities by any Rating Agency; and

(d)        such other obligations as are acceptable as Permitted Investments to the Owner.

“Person”:  Any individual, corporation, limited liability company, partnership, joint venture, estate, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Property Documents”:  With respect to each REO Property, all documents, information and records relating to managing, operating, maintenance and servicing such REO Property provided to or in the possession of Servicer, and any additional documents or information related thereto which had been maintained or created by the Loan Asset Servicer under the Mortgage Loan Servicing Agreement with respect to Mortgaged Properties which become REO Properties.

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“Property Management Agreement”:  Any agreement relating to the management of an REO Property subject to this Agreement which is entered into between the Servicer and a Property Manager and is in the form of the Sun Life standard property management agreement or leasing agreement, which standard forms are attached hereto as Exhibit C and Exhibit D, respectively.

“Property Management Fee”:  As defined in Section 5.02.

“Property Manager”:  As defined in Section 2.02.

“Property Operating Account”: As defined in Section 3.02.

“Rating Agency”:  Each of Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch Inc. or any other nationally-recognized statistical rating agency.

“REO Account”:  Means the Property Operating Account and/or the General Purpose Account, as applicable in the context in which the term appears.

“REO Property”:  As defined in the first paragraph of this Agreement.

“REO Property Schedule”:  A schedule of REO Properties owned and held by the Owner and serviced by the Servicer hereunder, which schedule shall be prepared and updated from time to time by the Owner, including with the addition of REO Properties resulting from foreclosures occurring under the Mortgage Loan Servicing Agreement. The initial REO Property Schedule is attached hereto as Schedule A.

“Responsible Officer”:  Any officer or employee of the Owner or the Servicer, as the case may be, involved in or responsible for the administration, supervision or management of this Agreement and whose name and specimen signature appear on a list prepared by each party and delivered to the other party, as such list may be amended from time to time by either party.

“Servicer”:  As defined in the recitals hereto.

“Servicer Advance Rate”:  A per annum rate equal to the “US Prime Rate” (as published from time to time in the “Money Rates” section of The Wall Street Journal).

“Servicer Event of Default”:  As defined in Section 7.02.

“Servicing”:  As defined in Section 3.01.

“Sun Life”:  Sun Life Assurance Company of Canada, a Canadian corporation, which is an Affiliate of Servicer.

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ARTICLE II

RETENTION AND AUTHORITY OF SERVICER

Section 2.01    Engagement, Servicing Standard.

The Owner hereby engages the Servicer to perform, and the Servicer hereby agrees to perform, Servicing with respect to each of the REO Properties throughout the term of this Agreement, upon and subject to the terms, covenants and provisions hereof.

The Servicer shall perform its services hereunder in a manner consistent with Accepted Servicing Practices. In addition, the Servicer, in performing its services hereunder shall (i) comply with all applicable federal, state and local laws and regulations, (ii) maintain all state and federal licenses necessary for it to perform its servicing responsibilities hereunder and (iii) not impair the rights of the Owner in any REO Properties (or the proceeds thereof) owned by the Owner.

Section 2.02    Delegation to Property Managers.

The Servicer may delegate or subservice any of its Servicing obligations hereunder to the property managers who are performing such obligations on Servicer’s behalf as of the date of this Agreement (each, a “Property Manager”) pursuant to the Servicer’s form of Property Management Agreement; provided, however, that the Servicer shall provide oversight of each Property Manager with regard to the performance of all subcontracted services. In the event that the Servicer wishes to engage any new Property Manager after the execution of this Agreement or to amend or modify in any material respect its Property Management Agreement used for the REO Properties, the Servicer shall obtain the Owner’ prior written consent thereto. The Servicer hereby represents and warrants that its standard form of Property Management Agreement is not in conflict with the terms of this Agreement. Neither the existence of any Property Management Agreement nor any of the provisions of this Agreement relating to delegation to a Property Manager shall relieve the Servicer of its obligations to the Owner hereunder. Each Property Management Agreement entered into by the Servicer (i) shall require, or shall be administered to require, that the Property Manager pay all costs and expenses incurred in connection with the operation and management of the REO Properties, in accordance with the annual budgets approved by Owner, and remit all related revenues (net of such costs, expenses and reserves) to the Servicer as soon as practicable, but in no event later than the last day of the month in which received by such Property Manager and (ii) shall provide for termination of the Property Manager with respect to the REO Properties at the option of any successor servicer hereunder, without requirement for the payment of any termination fee or penalty, upon the resignation or termination of the Servicer hereunder. Owner acknowledges that Servicing obligations hereunder will be performed by Property Managers and that performance of such obligations by Property Managers will be deemed to be performance by Servicer for purpose of Servicer’s compliance with the provisions of this Agreement. Notwithstanding any such Property Management Agreements, the Servicer shall be obligated hereunder to the same extent and under the same terms and conditions as if the Servicer alone was servicing the REO Properties in accordance with the terms of this Agreement. The Servicer shall be entitled to enter into any agreement with any Property Manager for indemnification of the Servicer by such Property

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Manager, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

The fees due to a Property Manager with respect to the REO Properties serviced by such Property Manager shall be separate and apart from the Asset Servicing Fee due to Servicer for such REO Property.

Section 2.03    Authority of the Servicer.

(a)        In performing its Servicing obligations hereunder, the Servicer shall, except as otherwise provided herein and subject to the terms of this Agreement, have full power and authority, acting alone or through others (including Property Managers), to take any and all actions in connection with such Servicing that it deems necessary or appropriate. Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Owner when the Servicer deems it appropriate in its best judgment, to execute and deliver documents relating to the operation and leasing of the REO Properties on behalf of the Owner. The ability to execute documents on behalf of the Owner as provided in this Agreement is personal to the Servicer and may not be delegated to a Property Manager. Property Managers may execute agreements in their names relating to the operation, maintenance or repair of the REO Properties, in accordance with Section 3.03 hereof.

(b)        In the performance of its Servicing obligations hereunder, the Servicer shall take any action that is directed by the Owner which relates to the Servicer’s Servicing obligations under this Agreement; provided, however, that the Servicer shall not be obligated to take, or to refrain from taking, any action which the Owner requests that the Servicer take or refrain from taking to the extent that the Servicer determines in its reasonable and good faith judgment that such action or inaction (i) may cause a violation of applicable laws, regulations, codes, ordinances, court orders or restrictive covenants with respect to any REO Property; (ii) may cause a violation of this Agreement; or (iii) may require the expenditure of Servicer’s own funds unless the Owner first advances funds for such action as provided herein.

ARTICLE III

SERVICES TO BE PERFORMED

Section 3.01    Services to be performed by Servicer.

The Servicer hereby agrees to serve as the servicer with respect to each of the REO Properties and to perform Servicing as described below and as otherwise provided herein, upon and subject to the terms of this Agreement. Subject to any limitation of authority under Section 2.03, “Servicing” shall mean those services pertaining to the REO Properties which, applying Accepted Servicing Practices, are required hereunder to be performed by the Servicer, and, which shall include:

(a)        Asset Management Services

(1)	preparation of annual operating budgets for each REO Property;

(2)	preparation of annual asset management plans for each REO Property;

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(3)	preparation of annual Property Manager evaluations;

(4)	ongoing oversight of Property Managers;

(5)	ongoing direction of Property Managers as provided in this Agreement, after consultation with Owner, if required by this Agreement or as appropriate under the circumstances;

(6)	review and approval of all capital expenditures not in excess of $10,000.00;

(7)	managing tenant delinquencies and pursuing eviction when warranted;

(8)	review of each Property Manager’s monthly report, which shall include the monthly operating statement, delinquency report, rent roll, and leasing update;

(9)	physical inspection of each REO Property twice per year;

(10)	ongoing oversight and direction of leasing agents;

(11)	negotiating all aspects of leases from initial letter of intent through lease execution for leases with terms less than six (6) years, for space not in excess of 5,000 square feet;

(12)	oversight of real estate tax consultants and determining whether tax appeals should be pursued;

(13)	procuring property and casualty insurance for each REO Property through Sun Life’s larger portfolio blanket policy, subject to the approval of Owner, which insurance shall name Owner as an insured;

(14)	providing support for third party audits and regulatory reviews;

(15)	managing external counsel as required;

(16)	monitoring any casualty losses or condemnation proceedings and administering any proceeds related thereto in accordance with the written instructions of Owner with respect to the application of such proceeds; and

(17)	responding within a reasonable time period to questions and requests from Owner.

(b)        Disposition Services

(1)	determining and advising Owner when an REO Property is ready to be sold, subject to consent of Owner;

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(2)	obtaining at least 2 to 3 broker opinions of value and proposals to sell, for an REO Property proposed for sale;

(3)	selecting a broker and negotiating the terms of a listing agreement and obtaining the consent of Owner to the execution of such agreement;

(4)	preparing due diligence materials for brokers;

(5)	reviewing and approving final offering memoranda for the REO Properties;

(6)	reviewing and negotiating final round bids from buyers and making recommendations for Owner approval as to which bidder to select;

(7)	negotiating purchase and sale agreements with the assistance of outside counsel and obtaining consent of Owner to the execution of any such agreement with respect to any REO Property;

(8)	oversight of the due diligence process; answering questions and providing required documentation, as needed;

(9)	negotiating any price reductions that may arise, with the consent of Owner; and

(10)	handling closing process with estoppels and income & expense pro-rations.

(c)        Accounting Services

(1)	preparing and maintaining the data and preparing and delivering the reports and information specified in Article IV hereof; and

(2)	providing support for third party audits and regulatory reviews.

(d)        Valuation Services

(1)	full narrative internal valuation of each REO Property once a year, and quarterly reviews of current market conditions, by Sun Life’s Real Estate Valuation Department headed by an MAI appraiser, on a quarterly basis;

(2)	valuation of each REO Property by an external appraisal provider hired by the Servicer, such valuation to occur within three years from the date of the last external valuation; and

(3)	in the case of each REO Property that becomes subject to this Agreement after the execution hereof, upon the Servicer commencing servicing of such REO Property, valuation of such REO Property by an external appraisal provider hired by the Servicer.

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Section 3.02    Specific Duties of Property Managers; Servicer Notifications to Owner.

(a)        Collect Money.  Request, demand, collect, receive and receipt for collected sums rent, other payments from lessees, and other sums due Owner in the ordinary course of business. All money collected by Property Manager shall be deposited in a separate bank account for the applicable REO Property, which shall be an Eligible Account (“Property Operating Account”). Owner’s funds shall not be commingled with Servicer or Property Manager funds.

(b)        Obligations Under Property Documents.  Perform and comply with the obligations, terms and conditions required of Owner under the Property Documents, including without limitation, timely paying amounts due under the Property Documents, so that Owner’s interest as owner and landlord shall be preserved and so that no default of Owner shall occur under the Property Documents. After required disbursement of funds under the approved annual budgets, and after establishing a cash reserve not greater than $10,000.00 per REO Property, the balance remaining in the Property Operating Account shall be transferred to Servicer on a monthly basis, for deposit in the General Purpose Account.

(c)        Taxes and Insurance.  Duly and punctually pay real estate taxes, assessments and insurance premiums (unless otherwise provided by Servicer) for the REO Properties before default or imposition of penalties or interest and in time to take advantage of available discounts, if so directed by Servicer.

(d)        Repairs and Maintenance.  Perform repairs and maintenance on buildings, appurtenances and grounds of the REO Properties as required of Owner under the Property Documents and according to Owner’s standards. Servicer shall notify Owner of non-budgeted expenses exceeding $5,000 and shall obtain the prior written consent of Owner to any non-budgeted expenses in excess of $10,000 for each item repaired or replaced. Emergency repairs immediately necessary for preservation and safety of the REO Properties or protection of life or property may be made by Property Manager without prior approval of Owner, provided that (1) Servicer has made reasonable efforts to reach Owner to inform it of the situation, (2) immediately after emergency repairs are made, Servicer sends Owner a report of repairs so made and the cost thereby incurred, and (3) the cost of the emergency repairs does not exceed $50,000.

(e)        Equipment and Supplies.        Arrange for furnishing utility, maintenance and other services to the REO Properties and acquiring equipment and supplies necessary for managing, operating, maintaining and servicing the REO Properties as required of Owner under the Property Documents. However, expenses for non-budgeted purchases of any single piece of equipment or order of supplies in excess of $1,000.00 shall not be incurred without the prior written consent of Servicer.

(f)        Tax Assessments.  Inform Servicer of change in real or personal property assessments or taxes relating to the REO Properties; recommend advisability of contesting either tax validity or amount; and assist Servicer in providing requested data to Servicer’s approved tax consultant. Servicer shall notify Owner of changes in annual assessments which exceed $10,000.00 per year for any REO Property and of the commencement of tax challenges.

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(g)        Casualty; Damages; Accidents.  Property Manager shall immediately both investigate and report in writing to Servicer and Servicer’s risk manager all accidents, claims, or damage relating to ownership, operation and maintenance of the REO Properties, damage or destruction to the REO Properties, and estimated repair cost. Property Manager shall also prepare related reports required by any insurance company in a timely fashion. Property Manager shall have no right to settle, compromise or otherwise dispose of claims, demands or liabilities, whether or not covered by insurance, without prior consent of Servicer. Servicer shall notify Owner of accidents, claims or damage which exceed $10,000.00 and shall obtain the prior written approval of Owner before settling any insurance claim in excess of $10,000.00.

(h)        Personnel.  Employ personnel as necessary to perform Servicer’s or Property Manager’s obligations under this Agreement. Employees of Property Managers who handle or have responsibility for funds belonging to Owner shall be bonded at Property Manager’s expense by a fidelity bond or insurance policy in an amount and with a company approved by Servicer. A copy of the bond or insurance policy shall be furnished to Servicer.

(i)        Other Services.  Perform other services typical in operating similar type buildings (i.e., office, industrial, retail), including services typically performed in the locality for lessees of similar premises, without additional charge. If Property Manager provides services to lessees in addition to the above for which a separate charge is made (“Additional Services”), a separate charge for Additional Services shall be made to the lessees served. The costs and expenses of furnishing Additional Services shall be paid from the payments for the separate charges made by the lessees served. Gross income from vending or other coin-operated machines or concessions shall be retained by Property Manager for the account of Owner. Unless a Property Manager is otherwise compensated for rendering Additional Services, amounts received from Additional Services shall be included in Gross Rental Receipts to calculate the Property Management Fee due to Property Managers.

(j)        Compliance With Laws.  After notice to and consent of Servicer, take necessary actions to comply with orders or requirements of a federal, state, county or municipal authority affecting the REO Properties, as well as orders of the Board of Fire Underwriters and similar bodies. Property Manager shall suggest that Servicer comply, question or challenge orders or requirements as Property Manager believes appropriate.

(k)        Notices.  Property Manager shall immediately deliver to Servicer any notices from a mortgagee, ground lessor, tenant or other party under the Property Documents, as well as notices from governmental or agency officials. Servicer shall provide copies of material notices to Owner.

(l)        Legal Proceedings and Litigation.  Property Manager shall seek Servicer’s approval to institute legal proceedings in the name of and at the expense of Owner, including those for collection of rent and other charges, enforcement of lease terms, and disposition of lessees and other persons from the REO Properties. Servicer may choose or substitute counsel in approved litigation. Servicer shall consult with Owner prior to approving the institution of litigation.

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Property Manager shall advise Servicer of threatened litigation against either the REO Properties or Owner and shall, immediately upon service, notify Servicer of REO Properties-related litigation against Owner, the REO Properties, Servicer or Property Manager. Servicer shall provide notice to Owner of any litigation of which Servicer is notified.

(m)      Tenants. Servicer shall maintain professional, businesslike relationships with tenants of the REO Properties. Tenant requests, observations, and complaints shall be logged, considered, and if appropriate, acted upon. Records shall be maintained to show the disposition of such interactions. Serious complaints, after investigation by Property Manager, shall be reported to Servicer with recommendations.

Section 3.03    Approval of Contracts.  Property Manager shall not bind Owner in any contract or agreement without Owner’s prior written consent, such consent to be provided through the Servicer. Servicer shall not bind Owner in any contract or agreement without Owner’s prior written consent. However, in the ordinary course of managing and operating the REO Properties, Servicer, or Property Manager on behalf of Servicer, may: (i) acquire utility, maintenance or other services or (ii) furnish services to lessees in the REO Properties, but only if the service agreement (a) has a thirty (30) day cancellation provision, with or without cause, requiring no premium, fee or penalty; and (b) is consistent with the in-force business plan and budget. Neither Servicer or Property Manager shall not hold itself out as having authority to approve contracts or agreements without prior approval of Owner, except as provided herein.

Section 3.04    Records.  Servicer shall maintain, or cause to be maintained, but Owner shall own, a comprehensive system of office records, books, and accounts, all of which Servicer shall keep, or cause to be kept, safe, confidential, available, and separate from other records. Owner, and others designated by Owner, shall at all times have the right to audit the records, accounts and books, vouchers, files, back up control systems, and other material pertaining to the REO Properties and this Agreement. Additionally, at its expense, Owner or its designee may hire an independent auditor to complete an audit. Servicer will cooperate with and give reasonable assistance to any auditor or accountant retained by Owner to examine REO Properties statements or other records.

Section 3.05    Mortgaged Properties to be Serviced by Servicer.

(a)        Each Mortgaged Property that has been foreclosed upon, repossessed or the ownership of which has been comparably converted pursuant to the Mortgage Loan Servicing Agreement shall be serviced by the Servicer in accordance with the terms hereof. The Servicer shall take possession from the Loan Asset Servicer of the Property File for the Loan Asset related to each Mortgaged Property that becomes an REO Property and shall perform all of the Servicing functions provided for herein with respect to such REO Property as of the date of acquisition of such REO Property by the Owner. In the event this Agreement is no longer in effect at the time a Mortgaged Property becomes an REO Property, this Agreement shall be reinstated for purposes of such REO Property.

(b)        The deed or certificate of sale of any Mortgaged Property that becomes an REO Property shall be taken in the name of the Owner or its nominee. Promptly following the commencement of Servicing by the Servicer of an REO Property hereunder, the Servicer shall

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obtain an appraisal of such REO Property from an external appraisal provider. The Servicer shall obtain a new appraisal of such REO Property not later than the third anniversary of the initial appraisal.

Section 3.06    General Purpose Account.

The Servicer shall cause each Property Manager to remit to Servicer on a monthly basis amounts in any Property Operating Account which are in excess of (i) the amounts needed to meet budgeted monthly expenses, (ii) amounts needed to pay other operating expenses authorized by Servicer or by this Agreement, and (iii) an operating cash reserve not greater than $10,000.00. Servicer shall deposit all such funds into a single separate bank account, which shall be an Eligible Account (“General Purpose Account”). Monies from each of the REO Properties Serviced by Servicer hereunder may be commerged in the General Purpose Account, but the General Purpose Account shall not be commerged with other funds of Servicer or any party other than Owner. Servicer may transfer funds in the General Purpose Account to a Property Manager to pay a budgeted operating expense or other operating expenses authorized by Servicer or by this Agreement for an REO Property for which there is insufficient monthly cash flow to pay such expenses. On a monthly basis, Servicer will remit to Owner amounts in the General Purpose Account in excess of (i) amounts needed to cover pending or anticipated operating cost shortfalls for any REO Property, and (ii) a reserve not greater than $100,000. The Owner shall be entitled to all income and gain realized from the investment of funds deposited in the General Purpose Account. The Servicer shall have no liability for any loss in investments of funds held in the General Purpose Account.

ARTICLE IV

DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01    Reporting by the Servicer; Legal Documentation.

(a)        The Servicer shall provide to the Owner the reports listed on Exhibit A at the times set forth in Exhibit A, in a format and containing such information as the Servicer and the Owner shall mutually agree. Such reports shall be delivered to the Owner in electronic format. The content and format of the reports listed on Exhibit A may be modified as the Servicer and the Owner may from time to time mutually agree.

(b)        The Servicer shall arrange for the preparation of legal documentation relating to leasing, broker arrangements and purchase and sale agreements with respect to the REO Properties.

ARTICLE V

SERVICER’S AND PROPERTY MANAGER’S COMPENSATION AND EXPENSES; OWNER’S EXPENSES

Section 5.01    Servicing Compensation to Servicer.

As consideration for Servicing the REO Properties subject to this Agreement, the Servicer shall be entitled to the Asset Servicing Fee for each REO Property remaining subject to this Agreement on the first calendar day of each month. The Asset Servicing Fee shall be

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calculated on the basis of the Market Value of the related REO Property as of the beginning of the calendar month for which such Asset Servicing Fee is being calculated. Owner shall also pay Servicer a property valuation fee of $XX (redacted amount) per year for each REO Property, payable in quarterly installments of $XX (redacted amount) for each REO Property remaining subject to this Agreement on the first day of each quarter. The Servicer shall provide the Owner with an invoice on a quarterly basis which sets forth the calculation of the Asset Servicing Fee for each monthly period within such quarter and the portion of the property valuation fee due for such quarter. Payments shall be due within ten (10) Business Days after the Owner’s receipt of such invoice.

Section 5.02    Compensation for Property Managers.

(a)        Each Property Manager shall be entitled to receive as compensation for its property management services a “Property Management Fee” equal to the greater of (i) the applicable percent of the “Gross Rental Receipts” collected monthly specified in such Property Manager’s Property Management Agreement applicable to the REO Properties and (ii) a “Basic Fee” specified in such Property Manager’s Property Management Agreement applicable to the REO Properties. Either form of compensation shall be paid in the same month income is collected and/or during the accounting period described in this Section 5.02.

In addition to the Property Management Fee or Basic Fee above, and in lieu of any other payments to Property Managers for their respective costs of doing business such as (i) all general, administrative and overhead expenses; (ii) wages, salaries and compensation of on-site and off-site personnel (not including maintenance technician or engineer hourly labor charges billed separately), and supervisory management employed by Servicer; (iii) accounting, cell phones and other related mobile communication devices, telephone, fax, internet, computers and other related devices, office supplies, copy charges, express and regular mail, mileage, uniforms, entertainment, software and software licensing or fees, and (iv) all other costs of Servicer directly allocable to performing its duties under this Agreement and related exclusively to the REO Properties, Owner shall pay to Servicer a fixed monthly amount as specified in such Property Manager’s Property Management Agreement applicable to the REO Properties (“Administrative Fee”), not to exceed $XX (redacted amount) per month per REO Property. The Administrative Fee shall be paid as a flat monthly fee. Any shortfall with respect to the Administrative Fee is the responsibility of each Property Manager. Accordingly, Property Managers shall not be entitled to compensation or reimbursements of any kind except the Property Management Fee or the Basic Fee, the Administrative Fee and the Construction Management Fee described below (if applicable).

The term “Gross Rental Receipts” includes all gross receipts (but not sums attributable to capital, under normal accounting practice) derived from the operation of the REO Properties, including, without limitation, rent, percentage rent, late fees, reimbursements of recoverable operating expenses, separate charges for Additional Services to lessees pursuant to Section 3.02(i) above, and other money received from lessees.

Gross Rental Receipts excludes (a) payments made to cancel or surrender a lease, or (b) application of security deposit upon default, repair of damage, or application of security deposit to a lease cancellation fee and amortized tenant improvements. Gross Rental Receipts also shall

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not include settlements, maintenance costs, rent tax and sales tax paid by Owner, or condemnation proceeds, tax abatements or security or other deposits.

(b)        Compensation, if any, for planning and managing capital improvements, replacement or construction work is outlined in Exhibit B and must have prior written approval of Servicer. For approved projects, Servicer shall compensate Property Manager from the General Purpose Account per the schedule outlined in Exhibit B for finished construction costs for planning and managing capital improvements, replacement and construction work. Capital improvements, replacement and construction work may include tenant improvements, re-roofing (but not normal roof repairs), rebuilding after major casualty, and substantial common area rehabilitation and replacements, all of which shall be approved in advance by Servicer in writing.

Section 5.03    Owner’s Expenses.

The costs of operating the REO Properties, in accordance with the annual approved budget for such Property or as separately authorized in writing by Owner or to pay for costs caused by an emergency situation as permitted under Section 3.02(d), are the responsibility of Owner. In the event that the cash flow from any REO Property is not sufficient to pay such costs, and the General Purpose Account does not have sufficient undesignated funds to cover such costs, then Owner shall, within three Business Days of written request from Servicer, pay to Servicer, for deposit in the General Purpose Account, the funds needed to cover such costs. Other third party costs authorized in writing by Owner prior to being incurred are the responsibility of Owner, upon Owner’s receipt on an invoice therefor from Servicer, including external appraisals, leasing commissions, broker fees, title fees, environmental assessments and fees of outside counsel upon the sale of an REO Property.

Section 5.04    Owner’s Reimbursements for Expenses.

Payments made by Servicer or Property Managers to perform the Servicer’s duties under this Agreement shall first be from funds in the respective Property Operating Account or the General Purpose Account. If Servicer or any Property Manager advances its own funds voluntarily with Owner’s approval, to pay required expenses, Owner shall, upon notice from Servicer, promptly reimburse Servicer or such Property Manager, without interest. Owner agrees to maintain in the General Purpose Account sufficient funds for Servicer or applicable Property Manager to perform its duties.

ARTICLE VI

THE SERVICER AND THE OWNER

Section 6.01    Servicer Not to Assign; Merger or Consolidation of the Servicer.

(a)        Except as otherwise provided for in this Section or in Section 2.02, the Servicer may not assign this Agreement or any of its rights, powers, duties or obligations hereunder to a non-Affiliate without the written consent of the Owner. Assignments to Affiliates of Servicer or Sun Life shall not require the written consent of the Owner provided the assignee (i) assumes all of the liabilities of the Servicer hereunder; and (ii) is an Affiliate of Sun Life.

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(b)        If the Servicer is merged or consolidated, or transfers all or substantially all of its assets to any other Person, without, in each case, obtaining the prior written consent of the Owner, the Owner shall have the right to terminate this Agreement without cause on the earliest date on which a successor servicer agrees to service the REO Properties; provided, that the Owner will provide the Servicer with notice of any such termination at least 20 days prior to the effective date thereof.

Section 6.02    Owner’s Indemnification.

Owner agrees to indemnify and hold Servicer and Property Managers harmless from damage or injuries to persons or property wholly caused by intentional or negligent acts of Owner. Owner shall defend promptly at its expense any claim or action brought against Servicer or Property Manager for damage or injuries where Owner has agreed to indemnify Servicer or Property Manager, and Owner shall hold harmless and fully indemnify Servicer and Property Manager from any resultant judgment, loss, or settlement.

Section 6.03    Owner’s Insurance.

Owner shall maintain public liability, contractual liability (specifically insuring the indemnity provisions contained in Section 6.02), steam boiler (if applicable), and other insurance for protection of the interests of Owner, Servicer and Property Manager, adding Servicer as a named insured. The amount of coverage in each policy shall be five million dollars ($5,000,000). A Certificate of Insurance for each policy issued to Owner shall be delivered to Servicer upon Servicer’s written request. Owner shall have the right to self-insure any or all of its insurance obligations under this Agreement.

Section 6.04    Waiver of Subrogation.

Owner and Servicer or Property Manager shall each procure clauses or endorsements for their policies related to the REO Properties, whereby the insurer waives subrogation or consents to a waiver of right of recovery against the other party, and Owner and Servicer or Property Manager shall not seek to recover against one another for loss or damage to property of the type covered by such insurance.

Section 6.05    Servicer’s Indemnity.

Servicer shall indemnify and hold Owner and its affiliate corporations, as well as its employees, officers, and directors, harmless from actions, demands, liabilities, attorney’s fees and other expenses arising from performance or non-performance by Servicer (or by Servicer’s employees, Property Managers, agents or contractors) of its obligations under this Agreement, or due to any actual or alleged negligence, dishonesty, or act by Servicer or its employees, agents, or contractors; and if any suit or proceeding shall (either during or after the term of this Agreement) be brought against Owner because of such claim, Servicer, if Owner so requests, shall defend the action, at the sole expense of Servicer, by counsel acceptable to Owner.

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Section 6.06    Property Manager’s Insurance.

Servicer shall cause each Property Manager to maintain Worker’s Compensation Insurance in at least the amounts required in the state where the REO Property is located; Employer’s Liability Insurance with liability limits of not less than five hundred thousand dollars ($500,000); Comprehensive General Liability Insurance with liability limits of not less than five million dollars ($5,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence, including blanket Contractual Liability (specifically insuring the indemnity provisions in Section 6.05 above) and Broad Form Property Damage coverage; Errors & Omissions Insurance with liability limits not less than five million dollars ($5,000,000); and Automobile Insurance (comprehensive form) covering Property Manager’s vehicles with liability limits of not less than one million dollars ($1,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence. Servicer also shall cause each Property Manager to obtain a Fidelity Bond in the amount of five hundred thousand dollars ($500,000) to cover dishonest acts of Property Manager’s employees. Servicer shall cause each Property Manager to furnish Servicer and Owner with Certificates of Insurance for required coverage, naming Owner (and any other party Owner may designate) as an additional named insured, and stipulating that insurance will not be reduced or cancelled without thirty (30) days prior written notice to Owner.

The provisions of Sections 6.02 and 6.05 shall survive for a period of one year after the termination of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01    Representations and Warranties.

(a)        The Servicer hereby makes the following representations and warranties to the Owner:

(i)        Due Organization, Qualification and Authority.  The Servicer is a limited liability company duly organized and in good standing under the laws of the State of Delaware; the Servicer has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; the Servicer has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; this Agreement constitutes the valid, legal, binding and enforceable obligation of the Servicer, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(ii)       No Conflicts.  Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by the Servicer, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of the Servicer’s formation certificate or

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operating agreement, as amended, or any agreement or instrument to which the Servicer is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which the Servicer or its property is subject if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)      No Litigation Pending.  There is no action, suit, or proceeding pending or to Servicer’s knowledge threatened against the Servicer which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially the ability of the Servicer to perform its duties and obligations under the terms of this Agreement; and

(iv)      No Consent Required.  No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over the Servicer is required for (A) the Servicer’s execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that the Servicer is not required to be qualified to transact business as a foreign limited liability company or licensed in any state if such qualification or licensing is not necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof.

(b)         The Owner hereby represents and warrants to the Servicer that:

(i)        Due Organization, Qualification and Authority.  It is a corporation duly organized and in good standing under the laws of the state of its formation; it has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; it has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; it is the owner and the holder of the REO Properties which it purports to own and has the right to authorize the Servicer to perform the actions contemplated herein; and this Agreement constitutes its valid, legal, binding and enforceable obligation, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(ii)       No Conflicts.  Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by it, will (A) conflict with or result in a breach of any of the

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terms, conditions or provisions of its formation certificate or operating agreement, as amended, or any agreement or instrument to which it is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)      No Litigation Pending. There is no action, suit, or proceeding pending or to its knowledge threatened against it which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially its ability to perform its duties and obligations under the terms of this Agreement; and

(iv)      No Consent Required. No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over it is required for (A) its execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that it is not required to be qualified to transact business as a foreign corporation or licensed in any state if such qualification or licensing is not necessary for it to perform its obligations under this Agreement in accordance with the terms hereof.

Section 7.02    Events of Default.

(a)        “Servicer Event of Default,” wherever used herein, means any one of the following events:

(i)        any failure by the Servicer to remit to the related REO Account any proceeds realized from an REO Property that are required to be so remitted by the Servicer under the terms of this Agreement when and as due which continues unremedied by the Servicer for a period of five (5) Business Days after the date on which such remittance was due; or

(ii)       any failure on the part of the Servicer duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Servicer contained in this Agreement, or any representation or warranty set forth by the Servicer in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Servicer by the Owner (or such extended period of time reasonably approved by the Owner provided that the Servicer is diligently proceeding in good faith to cure such failure or breach); or

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(iii)      a decree or order of a court or agency or supervisory authority having jurisdiction in respect of the Servicer for the commencement of an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs shall have been entered against the Servicer, and such decree or order shall remain in force undischarged or unstayed for a period of 90 days; or

(iv)       the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property; or

(v)        the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable federal or state bankruptcy, insolvency or similar law, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations.

(b)        If a Servicer Event of Default shall occur and be continuing, then, and in each and every case, so long as a Servicer Event of Default shall not have been remedied, the Owner may, by notice in writing to the Servicer, in addition to whatever rights the Owner may have at law or in equity, including injunctive relief and specific performance, terminate all of the rights and obligations of the Servicer under this Agreement and in and to all of the REO Properties and the proceeds thereof, without the Owner incurring any penalty or fee of any kind whatsoever in connection therewith; provided, however, that such termination shall be without prejudice to any rights of the Servicer relating to the payment of its Servicing Fees and Additional Servicing Compensation hereunder and the reimbursement of any Servicing Expenses or Servicing Advances which have been made by it, together with interest thereon, under the terms of this Agreement through and including the date of such termination. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Event of Default. On or after the receipt by the Servicer of such written notice of termination from the Owner, all authority and power of the Servicer under this Agreement, whether with respect to the REO Properties or otherwise, shall pass to and be vested in the Owner, and the Servicer agrees to cooperate with the Owner in effecting the termination of the Servicer’s responsibilities and rights hereunder, including, without limitation, the transfer of the Property Files and the funds held in the REO Accounts as set forth in Section 8.01. All costs and expenses of Servicer or Property Manager incurred in connection with transferring the Servicing to the successor servicer pursuant to this Section 7.02 shall be borne by the Servicer or Property Manager and shall not qualify as a property expense to be paid from the General Purpose Account or REO Account. The Owner may waive any default by the Servicer in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Event of Default arising therefrom shall be deemed to have been remedied for every

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purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

(c)        “Owner Event of Default,” wherever used herein, means any failure on the part of the either Owner to pay any amounts to the Servicer when due, or duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Owner contained in this Agreement, or any representation or warranty set forth by the Owner in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Owner by the Servicer (or such extended period of time reasonably approved by the Servicer provided that the Owner is diligently proceeding in good faith to cure such failure or breach).

(d)        If an Owner Event of Default shall occur and be continuing, then, and in each and every case, so long as an Owner Event of Default shall not have been remedied, the Servicer may, by notice in writing to the Owner, in addition to whatever rights the Servicer may have at law or in equity, including injunctive relief and specific performance, and/or terminate this Agreement. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Owner Event of Default. The Servicer may waive any default by the Owner in the performance of their obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Owner Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

TERMINATION; TRANSFER OF REO PROPERTIES

Section 8.01    Termination of Agreement.

(a)        The initial term of this Agreement shall be eighteen (18) months. Such initial term shall be automatically renewed for successive 6-month periods, unless, at least sixty (60) days prior to the last Business Day of the initial term or any successive term, either Owner or the Servicer notifies the other parties hereto that it is terminating this Agreement as of the last Business Day of the initial term or applicable successive term, without cause. No fee or penalty shall be payable to the Servicer in connection with any termination of this Agreement without cause.

(b)        Termination pursuant to this Section or as otherwise provided herein shall be without prejudice to any rights of the Owner, Servicer or Property Manager which may have accrued through the date of termination hereunder. Upon such termination, the Servicer shall (i) remit all funds in the General Purpose Account, or cause all funds in the Property Operating Accounts to be remitted, to the Owner or such other Person designated by the Owner; (ii) deliver, or cause to be delivered, all related Property Files to the Owner or to Persons designated by the

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Owner; and (iii) fully cooperate with the Owner and any new servicer to effectuate an orderly transition of Servicing of the related REO Properties. Upon such termination, any Asset Servicing Fees or any compensation due to a Property Manager which remain unpaid or unreimbursed shall be remitted by the Owner to the Servicer within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor.

Section 8.02    Servicer’s Obligations After Termination.  The Servicer shall, for a period of 90 days after termination, make itself available to consult with and advise Owner or others regarding operation and maintenance of the REO Properties. Servicer shall, or shall cause its agents or representatives to:

(a)        within thirty (30) days after termination, deliver to Owner or its designee all Property Documents relating to each REO Property that are in the Servicer’s or any Property Manager’s possession and all funds to which the Owner is entitled hereunder or under the Property Documents that have been received by Servicer or Property Manager;

(b)        within thirty (30) days after termination, assign, transfer or convey as directed by Owner all lease files, service contracts and personal property relating to or used in operation and maintenance of the REO Properties, except any personal property paid for and owned by Servicer or any Property Manager; and

(c)        within thirty (30) days after termination, cause each Property Manager, at its cost and expense, to remove signs it placed at the REO Properties advertising its services and restore any resulting damage; provided, that no Owner-owned signs shall be removed.

Section 8.03    Transfer of REO Properties.

(a)        The Servicer acknowledges that any or all of the REO Properties may be sold, transferred, assigned or otherwise conveyed by the Owner to any third party without the consent or approval of the Servicer and without regard to whether a Servicer Event of Default has occurred. Any such transfer shall constitute a termination of this Agreement with respect to such REO Properties, subject to the Owner’s notice requirements under Section 8.03(b) and payment of accrued fees and expenses as provided in Section 8.01(b). The Servicer shall cooperate in good faith with the transfer of servicing of any sold or transferred REO Properties as directed by the Owner and shall transfer any funds in the related REO Account and deliver the related Property File to the Person designated by the Owner. The Owner acknowledges that the Servicer shall not be obligated to perform Servicing with respect to such transferred REO Properties for any such third party unless and until the Servicer and such third party execute a servicing agreement having terms which are mutually agreeable to the Servicer and such third party.

(b)        Until the Servicer receives written notice from the Owner of the sale, transfer, assignment or conveyance of one or more REO Properties, the Owner shall be presumed to be the owner and holder of such REO Properties, the Servicer shall continue to earn Asset Servicing Fees and Property Manager shall continue to earn Property Management Fees with respect to such REO Properties and the Servicer shall continue to perform its Servicing obligations with respect to such REO Properties.

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ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.01    Amendment; Waiver; Assignment.

No term or provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and is signed by the party against whom such amendment or waiver is sought to be enforced. Except as provided in Section 2.02 or 6.01, this Agreement may not be assigned in whole or in part without the written consent of the parties hereto.

Section 9.02    Governing Law and Jurisdiction.

(a)        THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(b)        Owner and the Servicer hereby irrevocably and unconditionally:

(i)        submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)       waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)      consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the

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manner provided in Section 9.03 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)      agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)       in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)        EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.02.

Section 9.03    Notices.

All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

(i)        If to the Owner:

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park, Bldg. 2

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

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With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

Email: XXXXXX (redacted email)

(ii)       if to the Servicer, at:

c/o Sun Life Assurance Company of Canada

One Sun Life Executive Park, SC 1303

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

(redacted name and title)

Email: XXXXXX (redacted email)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 9.03. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

To the extent that any demand, notice or communication hereunder is given to the Servicer by a Responsible Officer of either Owner, such Responsible Officer shall be deemed to have the requisite power and authority to bind such Owner with respect to such communication, and the Servicer may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication. To the extent that any demand, notice or communication hereunder is given to the Owner by a Responsible Officer of the Servicer, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Servicer with respect to such communication, and the Owner may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication.

Section 9.04    Severability of Provisions.

If one or more of the provisions of this Agreement shall be for any reason whatever held invalid or unenforceable, such provisions shall be deemed severable from the remaining covenants, agreements and provisions of this Agreement and such invalidity or unenforceability shall in no way affect the validity or enforceability of such remaining provisions or the rights of any parties thereunder. To the extent permitted by law, the parties hereto hereby waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

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Section 9.05    Inspection and Audit Rights.

The Servicer agrees that, on reasonable prior notice, it will permit any agent or representative of the Owner, during the Servicer’s normal business hours, to examine all the books of account, records, reports and other papers of the Servicer relating to the related REO Properties, to make copies and extracts therefrom, to cause such books to be audited by accountants selected by the Owner, and to discuss matters relating to the related REO Properties with the Servicer’s officers, employees and accountants (and by this provision the Servicer hereby authorizes such accountants to discuss with such agents or representatives such matters), all at such reasonable times and as often as may be reasonably requested. Any expense incident to the exercise by the Owner of any right under this Section shall be borne by the Owner.

Section 9.06    Binding Effect; No Partnership; Counterparts.

The provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto. Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties hereto and the services of the Servicer shall be rendered as an independent contractor for the Owner. For the purpose of facilitating the execution of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

Section 9.07    Protection of Confidential Information.

The Servicer shall keep confidential and shall not divulge to any party, without the Owner’ prior written consent, any information pertaining to the related REO Properties except to the extent that (a) it is appropriate for the Servicer to do so (i) in working with legal counsel, auditors, other advisors, taxing authorities or other governmental or quasi-governmental agencies (including the National Association of Insurance Commissioners and the Securities Valuation Office) or similar organization or any other regulatory or quasi-regulatory body having jurisdiction over Servicer, (ii) in accordance with Accepted Servicing Practices, or (iii) when required by any law, regulation, ordinance, court order, subpoena or regulatory or quasi regulatory body, or (b) the Servicer is disseminating general statistical information relating to the properties being serviced by the Servicer (including the REO Properties) so long as the Servicer does not identify the Owner.

Section 9.08    General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)        the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)        accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

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(c)        references herein to an “Article,” “Section,” or other subdivision without reference to a document are to the designated Article, Section or other applicable subdivision of this Agreement;

(d)        reference to a Section, subsection, paragraph or other subdivision without further reference to a specific Section is a reference to such Section, subsection, paragraph or other subdivision, as the case may be, as contained in the same Section in which the reference appears;

(e)        the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(f)        the term “include” or “including” shall mean without limitation by reason of enumeration; and

(g)        the Article, Section and subsection headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning of the provisions contained therein.

Section 9.09    Further Agreements.

The Servicer and the Owner each agree to execute and deliver to the other such additional documents, instruments or agreements as may be reasonably requested by the other and as may be necessary or appropriate to effectuate the purposes of this Agreement.

[NO FURTHER TEXT ON THIS PAGE]

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IN WITNESS WHEREOF, the Owner and the Servicer have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, as Owner

By:
Name:
Title:

By:
Name:
Title:

SUN CAPITAL ADVISERS LLC, as Servicer

By:
Name:
Title:

By:
Name:
Title:

Signature Page to Sun Life Insurance and Annuity Real Estate Servicing Agreement

SCHEDULE A

REO PROPERTY SCHEDULE

None at the time of entering into this Agreement.

Sched. A-1

Exhibit A

Servicer Data Maintenance and Reporting Obligations

Monthly Reports.

By the 12th Business Day of each month, Servicer shall deliver to Owner a monthly report on a cash basis for each REO Property, which shall include an operating statement, delinquency report, rent roll and leasing update for the immediately preceding monthly accounting period. Servicer shall also supply any other statements for the REO Properties reasonably requested by Owner, prepared under Owner’s designated basis of accounting.

Annual Reports

Within 45 days after each calendar end, Servicer shall deliver to Owner an annual report on an accrual basis for each REO Property, which shall include an annual operating statement.

Accounting Reports

NOTE: Owner shall provide Servicer with an accounting policy and Owner shall be responsible for providing technical updates to the accounting policy to Servicer, if applicable. Servicer will be given reasonable advance notice of any accounting system changes that Servicer needs to implement due to new accounting requirements, so that there is adequate time for such requirements to be implemented.

Servicer to provide the following to Owner with respect to the REO Properties:

—	detailed ledger feed to Owner using existing structure and accounts - ongoing
—	monthly holdings report (key financial information) from source system (MRI) reconciled to the Owner’s General Ledger for USGAAP and NAIC, within ten (10) Business Days after month end
—	monthly property operating bank account reconciliations, within fifteen (15) Business Days after month end
—	monthly concentration bank account reconciliations, within ten (10) Business Days after month end
—	monthly depreciation and amortization summary, within ten (10) Business Days after month end
—	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	quarterly impairment analysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	support Owner in its quarterly USGAAP reporting (specific deliverables to be mutually agreed on between Servicer and Owner)

A-1

—	support Owner in its quarterly NAIC reporting (specific deliverables to be mutually agreed on between Servicer and Owner)
—	support for annual Financial Statement audit for a property

Annual Budgets

By October 15 of each year, Servicer shall deliver to Owner a detailed proposed budget, estimated income and estimated operational and capital expenses, on a cash basis, for each REO Property for the next succeeding calendar year, as well as other pertinent information requested by Owner. Owner will consult with Servicer on any Owner changes to the proposed budget. Owner’s written approval of the proposed budget, as modified by consultation between Owner and Servicer (if applicable), shall be given no later than November 15 of each year. If written approval for the proposed budget has not been received by Servicer by November 15th, the proposed budget shall be deemed to be the approved budget.

Quarterly Phone Calls between Servicer and Owner to discuss the REO Properties.

A-2

Exhibit B

CONSTRUCTION MANAGEMENT FEE SCHEDULE

Construction Management Fee Schedule for owner approved projects using Property Manager’s construction manager:

Amounts up to and including $25,000	XXXX (redacted number)
Amounts from $26,000 to $75,000	XXXX (redacted number)
Amounts exceeding $75,000	To be negotiated in writing per project

Construction oversight using property management personnel:

Amounts up to and including $25,000	XXXX (redacted number)
Amounts exceeding $25,000	XXXX (redacted number)

B-1

Exhibit C

SUN LIFE STANDARD FORM OF PROPERTY MANAGEMENT AGREEMENT

MANAGEMENT AGREEMENT

BETWEEN

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

a member of the Sun Life Financial group of companies

(“OWNER”)

AND

(“INDEPENDENT CONTRACTOR”)

Regarding

(SL# insert Sun Life property numbers here)

(the “PROJECT”)

C-1

1.	Appointment of Independent Contractor

	1.1	Tax Identification Number

2.	Management Services of Independent Contractor

	2.1	Preparation
	2.2	Duty.
	2.3	Management of the Project
	2.4	Use and Maintenance of the Project
	2.5	Specific Duties of Independent Contractor
	A.	Collect Money.
	B.	Obligations Under Basic Documents.
	C.	Taxes and Insurance.
	D.	Repairs and Maintenance.
	E.	Equipment and Supplies.
	F.	Tax Assessments.
	G.	Insurance Coverage.
	H.	Personnel.
	I.	Other Services.
	J.	Compliance With Laws.
	K.	Notices.
	L.	Legal Proceedings and Litigation.
	M.	Property Management Manual.
	N.	Tenants.

3.	Approval of Contracts

4.	Compensation

	4.1	Compensation for Management Services
	4.2	Compensation for Construction Management Services

5.	Accountings, Records, Reports

	5.1	Records.
	5.2	Monthly Reports
	5.3	Annual Budgets
	5.4	Employment Laws
	5.5	Contingency Planning

6.	EXPENSES

	6.1	Expenses of Owner
	6.2	Reimbursement for Expense

7.	Indemnities AND INSURANCE

8.	Term and Termination

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8.1 Term.
8.2 Termination by Owner
8.3 Termination By Either Party
8.4 Independent Contractor’s Obligations After Termination

9.	No Employee Status or General Agency

10.	Assignment

11.	Powers of owner’s regulators

12.	No Waiver

13.	Notices

14.	Captions

15.	Applicable Law

16.	Entire Agreement

EXHIBIT ONE: Schedule of Properties.

EXHIBIT TWO: Construction Management Fee Schedule

EXHIBIT THREE: Independent Contractor’s Annual Certification.

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MANAGEMENT AGREEMENT

THIS AGREEMENT is made this        day of                         , 201    , by and between Sun Life Insurance and Annuity Company of New York (“Owner”), and                                                                  , (“Independent Contractor”);

WITNESSETH:

WHEREAS, Owner owns a parcel of land in                         ,                          County,                          and                  building(s) containing approximately                      square feet situated thereon (the land, building(s) and other associated improvements referred to as the “Project”); and

WHEREAS, Owner wishes to retain services of Independent Contractor as manager of the Project with responsibilities for managing, operating, maintaining and servicing the Project and for performing, as directed by Owner, Owner’s obligations:

(i)	as landlord under present and future leases in the Project;

(ii)	as grantor or mortgagor under any deed of trust or mortgage encumbering the Project;

(iii)	as party to easements affecting the Project;

(iv)	otherwise as Owner of the Project;

(all documents contemplated in subparagraphs i - iv, collectively, the “Basic Documents”);

WHEREAS, Independent Contractor wants to perform responsibilities of managing, operating, maintaining and servicing the Project and other obligations of Owner under the Basic Documents;

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1.	Appointment of Independent Contractor.

Owner hereby appoints Independent Contractor as manager of the Project with responsibilities, terms, and conditions stated herein, and Independent Contractor accepts the appointment.

1.1	Tax Identification Number.

Independent Contractor’s tax identification number is                         .

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2.	Management Services of Independent Contractor.

2.1	Preparation.

Independent Contractor acknowledges receipt of books and records for operation of the Project, personal property on the Project belonging to Owner, leases, and service contracts for maintenance and operation of the Project made available to Independent Contractor by Owner, the previous management company or another party. After the effective date of this Agreement, Independent Contractor shall identify and submit to Owner lists of the following: books and records of Owner, personal property, and existing service contracts, if any.

2.2	Duty.

Within 30 days of the date of this Agreement, Independent Contractor shall have become familiar with all matters relating to operating the Project, including Owner’s Property Management Manual, books, records, personal property, service contracts, layout, construction, lighting, heating, plumbing, ventilation systems, and all other machinery or equipment of the Project.

2.3	Management of the Project.

Independent Contractor shall use best efforts to serve Owner as a professional property manager of the Project and shall diligently and vigilantly manage, operate, maintain and service the Project as directed by Owner. Services of Independent Contractor shall be performed at least as well as those by professional managers of other similar                      buildings in the market area. Independent Contractor shall make available to Owner the full benefit of the judgment, experience and advice of members of Independent Contractor’s organization and staff in operating the Project and will perform services reasonably requested by Owner in operating, maintaining, servicing, and improving the Project.

Additionally, Independent Contractor shall use best efforts to cooperate and coordinate with Owner, its leasing agents, and other agents to provide Owner with required information and services related to the Project. Without limitation, these services shall include monthly reporting, annual budgeting, periodic updating of market information, and coordinating with leasing agents in leasing activity.

2.4	Use and Maintenance of the Project.

Independent Contractor shall not knowingly permit use of the Project for any purpose which might (i) void Owner’s insurance policies, (ii) render any insured loss uncollectable or increase premiums because of the nature of occupancy, storage of substances, or use by tenants, or (iii) violate governmental restrictions. Independent Contractor shall operate and maintain the Project under the highest standards

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consistent with Owner’s plans. Independent Contractor shall do all acts reasonable, necessary and proper to discharge its duties under this Agreement, including using best efforts to enforce all provisions of the Basic Documents.

2.5	Specific Duties of Independent Contractor.

Independent Contractor shall, among others, have the following duties and perform the following services:

A.	Collect Money.

Request, demand, collect, receive and receipt for collected sums rent, other payments from lessees, and other sums due Owner in the ordinary course of business. All money collected by Independent Contractor shall be deposited in a separate bank account as directed by Owner and as outlined in the Owner’s Property Management Manual (“General Purpose Account”). Owner’s funds shall not be commingled with Independent Contractor’s funds.

B.	Obligations Under Basic Documents.

Perform and comply with all obligations, terms and conditions required of Owner under the Basic Documents relating to managing, operating, maintaining, and servicing the Project, including without limitation, timely paying amounts due under the Basic Documents, so that Owner’s interest as Owner and Landlord shall be preserved and so that no default of Owner shall occur under the Basic Documents. After required disbursement of funds under this Agreement, and after establishing a cash reserve not greater than $1,500.00, the balance remaining in the General Purpose Account when each monthly report is complete (see Section 6) shall be transferred to Owner or its designee along with the monthly report.

C.	Taxes and Insurance.

Duly and punctually pay real estate taxes, assessments and insurance premiums (unless so provided by Owner) for the Project before default or imposition of penalties or interest and in time to take advantage of available discounts, if so directed by Owner.

D.	Repairs and Maintenance.

Perform repairs and maintenance on buildings, appurtenances and grounds of the Project as required of Owner under the Basic Documents and according to Owner’s standards. Non-budgeted expenses may not exceed $5,000.00 for each item repaired or replaced, unless specifically authorized in

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advance by Owner. Emergency repairs immediately necessary for preservation and safety of the Project or protection of life or property may be made by Independent Contractor without prior approval of Owner, provided that (1) Independent Contractor has made reasonable efforts to reach Owner to inform it of the situation, and (2) immediately after emergency repairs are made, Independent Contractor sends Owner a report of repairs so made and the cost thereby incurred.

E.	Equipment and Supplies.

Arrange for furnishing utility, maintenance and other services to the Project and acquiring equipment and supplies necessary for managing, operating, maintaining and servicing the Project as required of Owner under the Basic Documents. However, expenses for non-budgeted purchases of any single piece of equipment or order of supplies in excess of $1,000.00 shall not be incurred without the prior written consent of Owner.

F.	Tax Assessments.

Inform Owner of change in real or personal property assessments or taxes relating to the Project; recommend advisability of contesting either tax validity or amount; and assist Owner in providing requested data to Owner’s approved tax consultant.

G.	Insurance Coverage.

If requested by Owner, secure and maintain all forms of insurance required by law, this Agreement, or Owner, including but not limited to public liability insurance, fire and extended coverage insurance on an agreed amount replacement cost basis, burglary and theft insurance, flood, earthquake, and boiler insurance. Insurance coverage shall be with companies, in amounts, and with beneficial interests appearing as acceptable to Owner and shall otherwise conform to requirements of the Basic Documents. Should Owner place its insurance coverage directly, Owner shall provide Independent Contractor with a copy of the certificate of insurance. Independent Contractor shall immediately both investigate and report in writing to Owner and Owner’s risk manager all accidents, claims, or damage relating to ownership, operation and maintenance of the Project, damage or destruction to the Project, and estimated repair cost. Independent Contractor shall also prepare related reports required by any insurance company in a timely fashion. Independent Contractor shall have no right to settle, compromise or otherwise dispose of claims, demands or liabilities, whether or not covered by insurance, without prior consent of Owner.

H.	Personnel.

Employ personnel as Independent Contractor’s employees, not those of Owner, as necessary to perform Independent Contractor’s obligations under

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this Agreement. Employees who handle or have responsibility for funds belonging to Owner shall be bonded at Independent Contractor’s expense by a fidelity bond or insurance policy in an amount and with a company approved by Owner. A copy of the bond or insurance policy shall be furnished to Owner.

I.	Other Services.

Perform other services typical in operating similar type buildings (i.e., office, industrial, retail), including services typically performed in the locality for lessees of similar premises, without additional charge. If Independent Contractor provides services to lessees in addition to the above for which a separate charge is made (“Additional Services”), a separate charge for Additional Services shall be made to the lessees served. Separate charges for Additional Services shall be retained for the account of Owner. Costs and expenses of furnishing Additional Services shall be paid by Independent Contractor on behalf of Owner, and net profit or loss shall accrue to the account of Owner. Gross income from vending or other coin-operated machines or concessions shall be retained by Independent Contractor for the account of Owner. Unless Independent Contractor is otherwise compensated for rendering Additional Services, amounts received from Additional Services shall be included in Gross Rental Receipts to calculate the Management Fee in Section 4.

J.	Compliance With Laws.

After notice to and consent of Owner, take necessary actions to comply with orders or requirements of a federal, state, county or municipal authority affecting the Project, as well as orders of the Board of Fire Underwriters and similar bodies. Independent Contractor shall suggest that Owner comply, question or challenge orders or requirements as Independent Contractor believes appropriate.

K.	Notices.

Independent Contractor shall immediately deliver to Owner any notices from a mortgagee, ground lessor, tenant or other party under the Basic Documents, as well as notices from governmental or agency officials.

L.	Legal Proceedings and Litigation.

Independent Contractor shall seek Owner’s approval to institute legal proceedings in the name of and at the expense of Owner, including those for collection of rent and other charges, enforcement of lease terms, and disposition of lessees and other persons from the Project. Owner may choose or substitute counsel in approved litigation.

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Independent Contractor shall advise Owner of threatened litigation against either the Project or Owner and shall, immediately upon service, notify Owner of project-related litigation against Owner, the Project or Independent Contractor.

M.	Property Management Manual.

All obligations and procedures set forth in Owner’s most recent Property Management Manual are incorporated into Independent Contractor’s specific duties.

N.	Tenants.

Independent Contractor shall maintain professional, businesslike relationships with tenants of the Project. Tenant requests, observations, and complaints shall be logged, considered, and if appropriate, acted upon. Records shall be maintained to show the disposition of such interactions. Serious complaints, after investigation by Independent Contractor, shall be reported to Owner with recommendations.

O. Annual Certification

Independent Contractor shall confirm and certify to Owner compliance with the Management Agreement, as set forth in Exhibit Three attached hereto and made a part of this Agreement. Independent Contractor shall deliver a signed Exhibit Three to Owner upon execution of this Agreement and subsequently each year thereafter as part of the annual budget.

3.	Approval of Contracts.

Independent Contractor shall not bind Owner in any contract or agreement without Owner’s prior written consent. However, in the ordinary course of managing and operating the Project, Independent Contractor may: (i) acquire utility, maintenance or other services or (ii) furnish services to lessees in the Project, but only if the service agreement (a) has a thirty (30) day cancellation provision, with or without cause, requiring no premium, fee or penalty; and (b) is consistent with the in-force business plan and budget. Independent Contractor shall not hold itself out as having authority to approve contracts or agreements without prior approval of Owner, except as provided herein.

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4.	Compensation.

4.1	Compensation for Management Services.

Owner shall pay Independent Contractor as compensation for management services (“Management Fee”) the greater of (a) an amount equal to          percent (      %) of the “Gross Rental Receipts” collected monthly, or (b) a fee of $                   per month (the “Basic Fee”), as outlined in Exhibit One attached hereto and made a part of this Agreement. Either form of compensation shall be paid in the same month income is collected and/or during the accounting period described in Section 5.2.

In addition to the Management Fee or Basic Fee above, and in lieu of any other payments to Independent Contractor for its cost of doing business such as (i) all general, administrative and overhead expenses; (ii) wages, salaries and compensation of on-site and off-site personnel (not including maintenance technician or engineer hourly labor charges billed separately), and supervisory management employed by Independent Contractor; (iii) accounting, cell phones and other related mobile communication devices, telephone, fax, internet, computers and other related devices, office supplies, copy charges, express and regular mail, mileage, uniforms, entertainment, software and software licensing or fees, and (iv) all other costs of Independent Contractor directly allocable to performing its duties under this Agreement and related exclusively to the Project, Owner shall pay to Independent Contractor a fixed monthly amount of $                          , as outlined in Exhibit One attached hereto and made a part of this Agreement (“Administrative Fee”). The Administrative Fee shall be paid as a flat monthly fee. Any shortfall with respect to the Administrative Fee is the responsibility of Independent Contractor. Accordingly, Independent Contractor shall not be entitled to compensation or reimbursements of any kind except the Management Fee or Basic Fee, Administrative Fee, and Construction Management Fee as described below.

The term “Gross Rental Receipts” includes all gross receipts (but not sums attributable to capital, under normal accounting practice) derived from the operation of the Project, including, without limitation, rent, percentage rent, late fees, reimbursements of recoverable operating expenses, separate charges for Additional Services to lessees pursuant to Section 2.5(I) above, and other money received from lessees.

Gross Rental Receipts excludes (a) payments made to cancel or surrender a lease, or (b) application of security deposit upon default, repair of damage, or application of security deposit to a lease cancellation fee and amortized tenant improvements. Gross Rental Receipts also shall not include settlements, maintenance costs, rent tax and sales tax paid by Owner, or condemnation proceeds, tax abatements or security or other deposits.

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4.2     Compensation for Construction Management Services.

Compensation, if any, for planning and managing capital improvements, replacement and construction work is outlined in Exhibit Two and must have prior written approval of Owner.

For approved projects , Owner shall compensate Independent Contractor per the schedule outlined in Exhibit Two for finished construction costs for planning and managing capital improvements, replacement and construction work. Capital improvements, replacement and construction work may include tenant improvements, re-roofing (but not normal roof repairs), rebuilding after major casualty, and substantial common area rehabilitation and replacements, all of which shall be approved in advance by Owner in writing.

5.	Accountings, Records, Reports.

5.1	Records.

Independent Contractor shall maintain, but Owner shall own, a comprehensive system of office records, books, and accounts, all of which Independent Contractor shall keep safe, confidential, available, and separate from other records. Owner, and others designated by Owner, shall at all times have the right to audit the records, accounts and books, vouchers, files, back up control systems, and other material pertaining to the Project and this Agreement. Additionally, at its expense, Owner or its designee may hire an independent auditor to complete an audit. Independent Contractor will cooperate with and give reasonable assistance to any auditor or accountant retained by Owner to examine project statements or other records.

5.2	Monthly Reports.

By the eighth (8th) calendar day of each month, Independent Contractor shall deliver to Owner a “Monthly Report” as defined in Owner’s Property Management Manual. The Monthly Report shall cover the immediately preceding accounting period. Independent Contractor shall also supply any other statements for the Project requested by Owner, all prepared under Owner’s designated basis of accounting.

5.3	Annual Budgets.

By September 1 of each year, or another date specified in writing by Owner, Independent Contractor shall deliver to Owner a detailed budget in format requested by Owner, estimated income and estimated operational and capital expenses, on a cash basis, for Owner’s next succeeding calendar year, as well as other pertinent

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information requested by Owner or as described in Owner’s most recent Property Management Manual.

5.4	Employment Laws.

Independent Contractor shall comply with all laws relating to employment of Independent Contractor’s employees.

5.5	Contingency Planning.

No later than ten (10) days after entering this Agreement, Independent Contractor shall submit to Owner for Owner’s reasonable approval a disaster recovery and contingency plan, providing for both continuation of Independent Contractor’s duties and preservation of information in the event of systems breakdowns or disasters (“Contingency Plan”). The proposal shall detail how services would be delivered during various disaster scenarios. The Contingency Plan shall become a part of this Agreement.

6.	Expenses.

6.1	Expenses of Owner.

Owner shall pay the costs of operating the Project, but only according to the annual approved budget or as separately authorized in writing by Owner.

6.2	Reimbursement for Expense.

Payments made by Independent Contractor to perform its duties under this Agreement shall be from funds provided by Owner in the General Purpose Account. If Independent Contractor advances money voluntarily with Owner’s approval, to pay required expenses, Owner shall, upon notice from Independent Contractor, promptly reimburse Independent Contractor, without interest. Owner shall seek to maintain in the General Purpose Account under Section 2.5(A) sufficient funds for Independent Contractor to perform its duties.

7.	Indemnities and Insurance.

7.1	Owner’s Indemnification.

Owner agrees to indemnify and hold Independent Contractor harmless from damage or injuries to persons or property wholly caused by intentional or negligent acts of Owner.

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Owner shall defend promptly at its expense any claim or action brought against Independent Contractor for damage or injuries where Owner has agreed to indemnify Independent Contractor, and Owner shall hold harmless and fully indemnify Independent Contractor from any resultant judgment, loss, or settlement.

7.2	Owner’s Insurance.

Owner shall maintain public liability, contractual liability (specifically insuring the indemnity provisions contained in Section 7.1), steam boiler (if applicable), and other insurance for protection of the interests of Owner and Independent Contractor, adding Independent Contractor as a named insured. The amount of coverage in each policy shall be five million dollars ($5,000,000). A Certificate of Insurance for each policy issued to Owner shall be delivered to Independent Contractor upon Independent Contractor’s written request. Owner shall have the right to self-insure any or all of its insurance obligations under this Agreement.

7.3	Waiver of Subrogation.

Owner and Independent Contractor shall each procure clauses or endorsements for their policies related to the Project, whereby the insurer waives subrogation or consents to a waiver of right of recovery against the other party, and Owner and Independent Contractor shall not seek to recover against one another for loss or damage to property of the type covered by such insurance.

7.4	Independent Contractor’s Indemnity

Independent Contractor shall indemnify and hold Owner and its affiliate corporations, as well as its employees, officers, and directors, harmless from actions, demands, liabilities, attorney’s fees and other expenses arising from performance or non-performance by Independent Contractor (or by Independent Contractor’s employees, agents, or contractors) of its obligations under this Agreement, or due to any actual or alleged negligence, dishonesty, or act by Independent Contractor or its employees, agents, or contractors; and if any suit or proceeding shall (either during or after the term of this Agreement) be brought against Owner because of such claim, Independent Contractor, if Owner so requests, shall defend the action, at the sole expense of Independent Contractor, by counsel acceptable to Owner.

7.5	Independent Contractor’s Insurance.

Independent Contractor shall maintain Worker’s Compensation Insurance in at least the amounts required in the state where the Project is located; Employer’s Liability Insurance with liability limits of not less than five hundred thousand dollars ($500,000); Comprehensive General Liability Insurance with liability limits of not less than five million dollars ($5,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence, including blanket Contractual Liability (specifically insuring the indemnity provisions in Section 7.4 above) and Broad Form Property Damage coverage; Errors & Omissions Insurance with

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liability limits not less than five million dollars ($5,000,000); and Automobile Insurance (comprehensive form) covering Independent Contractor’s vehicles with liability limits of not less than one million dollars ($1,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence. Independent Contractor also shall obtain a Fidelity Bond in the amount of five hundred thousand dollars ($500,000) to cover dishonest acts of Independent Contractor’s employees. Independent Contractor shall furnish Owner with Certificates of Insurance for required coverage, naming Owner (and any other party Owner may designate) as an additional named insured, and stipulating that insurance will not be reduced or cancelled without thirty (30) days prior written notice to Owner.

8.	Term and Termination.

8.1	Term.

The term of this Agreement is one year, subject to provisions of the following subparagraphs, and commencing on                                 . This Agreement shall be extended automatically for yearly terms unless terminated as provided below.

8.2	Termination by Owner.

Owner may terminate this Agreement if: (a) in Owner’s sole opinion, Independent Contractor has mismanaged the Project or has been negligent in management, operation, maintenance or servicing of the Project or has otherwise defaulted in performing its obligations; (b) a receiver, liquidator or trustee of Independent Contractor is appointed by court order; a petition to liquidate or reorganize Independent Contractor is filed against Independent Contractor under any bankruptcy, reorganization or insolvency law and not vacated or dismissed within 60 days; Independent Contractor files a petition in bankruptcy or requests reorganization under any provision of bankruptcy, reorganization or insolvency laws; Independent Contractor makes an assignment to benefit its creditors; or Independent Contractor is adjudicated as bankrupt; (c) present management of Independent Contractor materially changes by acquisition or merger of Independent Contractor by or with another entity or otherwise; (d) after damage or destruction to the Project, Owner decides not to rebuild or restore the Project, or there is a taking by condemnation or similar proceeding of a substantial portion of the Project; (e) Owner’s regulator seizes control of Owner and determines that Independent Contractor’s services are unnecessary, or (f) Owner transfers ownership of the Project. Termination shall be effective either (i) upon receipt of written notice of termination given by Owner to Independent Contractor, (ii) upon another date specified by Owner in its written notice, or (iii) upon sale of the project by Owner.

8.3	Termination By Either Party.

During the term of this Agreement, either party may terminate this Agreement without cause upon 30 days’ prior written notice to the other.

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8.4      Independent Contractor’s Obligations After Termination.

Obligations of the parties (except those in Section 7 regarding indemnities) shall end on termination of this Agreement, except that Independent Contractor shall comply with applicable provisions of this section and shall be entitled to receive compensation due at the time of termination, provided that within thirty (30) days after termination, Independent Contractor shall:

A.        Deliver to Owner or its designee, originals or copies of all of the Project’s books and records and Owner’s funds received by Independent Contractor under this Agreement or any of the Basic Documents; and

B.        Assign, transfer or convey as directed by Owner all lease files, service contracts and personal property relating to or used in operation and maintenance of the Project, except any personal property paid for and owned by Independent Contractor. Independent Contractor shall, at its cost and expense, remove signs it placed at the Project advertising its services and shall restore resulting damage. However, Owner-owned signs shall not be removed. Independent Contractor shall also, for 90 days after termination, make itself available to consult with and advise Owner or others regarding operation and maintenance of the Project.

9.	No Employee Status or General Agency.

Independent Contractor and its employees are not employees of Owner. Independent Contractor shall be responsible for and supervise its employees, those of any affiliate, and persons performing services to fulfill Owner’s obligations in operation of the Project. Independent Contractor shall determine the manner and time of performance of all acts hereunder. The agency of Independent Contractor is a special agency limited to the Project and the specific services described in this Agreement. The scope of Independent Contractor’s authority as agent of Owner shall be strictly construed.

10.	Assignment.

Independent Contractor may not assign this Agreement without prior written approval of Owner, but if assignment is approved, the Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.

11.	POWERS OF OWNER’S REGULATORS.

Should Owner’s state or federal regulators choose to either (1) examine Owner’s business practices or (2) seize control of Owner, the regulators may, as appropriate, exercise any of Owner’s powers under this Agreement, including Owner’s audit rights.

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12.	No Waiver.

Failure of Owner to seek redress for breach or to insist upon strict performance of any covenant, agreement, provision or condition of this Agreement shall not constitute waiver, and Owner shall thereafter have the right to performance and remedies provided in the Agreement and by applicable law.

13.	Notices.

Required notices, demands, statements and communications shall be written and sent by registered or certified mail or by nationally recognized overnight delivery service to the parties as follows:

OWNER:
Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
ATTENTION:

INDEPENDENT CONTRACTOR:

ATTENTION:

or to another address designated in writing by either party.

14.	Captions.

Captions are for convenience and do not define, limit, or proscribe scope or intent of this Agreement.

15.	Applicable Law.

This Agreement shall be construed under the laws of the Commonwealth of Massachusetts.

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16.	Entire Agreement.

This Agreement embodies the entire understanding of the parties and incorporates any prior written or oral agreements.

OWNER

SUN LIFE INSURANCE AND ANNUITY OF NEW YORK
By:

By:

Date:

INDEPENDENT CONTRACTOR

Name:

By:

Its
Date:

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EXHIBIT ONE

SCHEDULE OF PROPERTIES

This schedule is a part of that Property Management Agreement Dated                                          201 .

SL#	Property Address	Management Fee (%)	Basic Monthly Fee	Monthly Administrative Fee

Per Paragraph 6.1 Expenses of Owner, the following is a schedule of the maintenance technician or engineer salary which will incorporate salary, benefits, mileage, cell phone etc.     Maintenance technician and engineer time will be reimbursed only for actual maintenance and engineering duties and is not intended to replace the duties of the property manager.

Engineer           $35.00 per hour inclusive

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EXHIBIT TWO

CONSTRUCTION MANAGEMENT FEE SCHEDULE

Construction Management Fee Schedule for owner approved projects using Independent Contractor’s construction manager:

Amounts up to and including $25,000	XXXX (redacted number)
Amounts from $26,000 to $75,000	XXXX (redacted number)
Amounts exceeding $75,000	To be negotiated in writing per project

Construction oversight using property management personnel:
Amounts up to and including $25,000	XXXX (redacted number)
Amounts exceeding $25,000	XXXX (redacted number)

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EXHIBIT THREE

INDEPENDENT CONTRACTOR’S ANNUAL CERTIFICATION

                                                 , as an authorized signatory for Independent Contractor for the management of                                                              , as per the term of the Management Agreement dated                                 , certifies to the following:

Independent Contractor has:

—

Read the Management Agreement for the Project to which it is a party, as well as the Property Management Manual. It is fully aware of all of its responsibilities per these documents and is in full compliance with such obligations.

—

Fully reviewed with its insurance agent all of Independent Contractor’s insurance obligations per the Management Agreement and is in full compliance with them (or has received written exception from Owner, as attached hereto).

—	Made best efforts to limit access to any bank account passwords.

—

Conducted regular inspections of the Project(s), per the Management Agreement and Property Management Manual. Observations of any environmental hazards and/or concerns noted during such inspections were disclosed to the Owner, in a timely fashion.

—	All vendors are unrelated third parties unless specifically approved by Sun Life.

—

Ensured compliance with Owner’s Accounting and Segregation of Duties requirements as outlined in the Owner’s most recent Property Management Manual. Please list name and title for the person responsible for the following duties at your firm.

A. - Accounts Receivable
1.	Individual entering initial lease information into MRI.

2.	Individual entering monthly rental checks into MRI (should not be the same individual as A1).

3.	Reconciliation of bank accounts (should not be the same individual as A1 & A2).

B. – Accounts Payable

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1.	Individual Ordering goods and services and approving invoice once goods/services have been received.

2.	Individual entering approved invoice into MRI for payment (should not be the same individual as B1).

3.	Signatories are limited to three (3) individuals. Please list the three individuals who sign the checks that are generated to pay the invoice (should not be the same individual as B1 & B2).

C. – MRI Access
1.	Please list each individual in your company who is a licensed MRI access person.

INDEPENDENT CONTRACTOR

Name:

By:

Its

Date:

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Exhibit D

Sun Life Standard Form of Leasing Agreement

LEASING AGREEMENT BETWEEN SUN LIFE INSURANCE AND ANNUITY OF NEW YORK a member of the Sun Life Financial group of companies (OWNER) AND (INDEPENDENT CONTRACTOR) REGARDING [SL# ] (PROJECT) D-1

1. APPOINTMENT OF INDEPENDENT CONTRACTOR
1. 1 TAX IDENTIFICATION NUMBER
2. LEASING SERVICES OF INDEPENDENT CONTRACTOR
2.1 LEASING
2.2 NO RIGHT TO APPROVE
2.3 LEASING FEE
2.4 COMMISSIONS DUE UPON TERMINATION
2.5 INDEMNITY FOR BROKER CLAIMS
2.6 COOPERATING BROKERS
3. ACCOUNTINGS, RECORDS, REPORTS
3.1 RECORDS
3.2 EMPLOYMENT LAWS; BROKER LAWS
4. COORDINATION OF EFFORTS
5. EXPENSES
5.1 EXPENSE OF OWNER
5.2 EXPENSE OF INDEPENDENT CONTRACTOR
6. INDEMNITIES
7. TERM AND TERMINATION
7.1 TERM
7.2 TERMINATION BY OWNER
7.3 TERMINATION BY EITHER PARTY
7.4 INDEPENDENT CONTRACTOR’S OBLIGATIONS AFTER TERMINATION
8. NO EMPLOYEE STATUS OR GENERAL AGENCY
9. ASSIGNMENT
10. NO WAIVER
11. NOTICES
12. CONFIDENTIALITY
13. CAPTIONS
14. APPLICABLE LAW
15. MISCELLANEOUS
16. ENTIRE AGREEMENT

SIGNATURES

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LEASING AGREEMENT

THIS AGREEMENT is made this          day of             , 201    , by and between SUN LIFE INSURANCE AND ANNUITY OF NEW YORK (“Owner”), and

(“Independent Contractor”):

WITNESSETH:

WHEREAS, Owner is the owner of a parcel of land in                                                                                          County,                                          together with buildings containing approximately                                                   square feet, having an address of                          (the land, building and other improvements are referred to herein as the “Project”);

WHEREAS, Owner wants to retain Independent Contractor to lease the Project; and

WHEREAS, Independent Contractor wants to cooperate with and use best efforts to assist Owner in leasing space in the Project.

NOW, THEREFORE, in consideration of the foregoing and of the full and faithful performance by Independent Contractor of the terms, conditions, and obligations imposed by this Agreement, the parties agree as follows:

1.	Appointment of Independent Contractor.

Owner appoints Independent Contractor as leasing agent of the Project upon the terms and conditions detailed below, and Independent Contractor accepts the appointment.

1.1	Tax Identification Number.

Independent Contractor’s tax identification number is                         .

2.	Leasing Services of Independent Contractor.

2.1	Leasing.

Independent Contractor will use best efforts to procure suitable tenants for available space at the Project at the best rents possible and will solicit cooperation of other licensed real estate brokers.

2.2	No Right to Approve.

Independent Contractor has no right to approve or execute a lease. Tenants and leases are subject to Owner’s prior review and approval in its sole discretion.

2.3	Leasing Fee.

—    Owner shall pay Independent Contractor commissions for new leases, lease expansions, and lease renewals and extensions (collectively, “Leases”) at the Project between tenants and Owner if the Leases are fully executed during the term of this Agreement (or as otherwise herein specified), and tenants move into the Project and commence paying rent. Commissions are both earned and payable one-half upon

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execution of the Lease and one-half upon rent commencement by tenant under the Lease. Leasing commissions shall be calculated by multiplying the following percentages by the total minimum base rent (excluding all payments for maintenance, utilities, real estate taxes and insurance, or sales and use tax) for the first five years of the lease term, as applicable:

Transactions without a cooperating broker:

New leases:      % to Independent Contractor

Renewals, expansions and extensions:      % to Independent Contractor

Transactions with a cooperating broker:

New leases:        % to Independent Contractor

New leases:       % to Cooperating Broker

Renewals, expansions and extensions:        % to Independent Contractor

 Renewals, expansions and extensions:        % to Cooperating Broker

—           Notwithstanding the foregoing commissions will not be paid for existing tenants that exercise renewal options at rates stated in their Lease. Commissions for new anchor leases will be negotiated in a separate written agreement between the parties.

—           Any commissions that vary from this schedule will require Owner’s prior written approval.

2.4	Commissions Due Upon Termination.

Commissions shall be payable to Independent Contractor for new leases (but not lease expansions, renewals, and extensions) fully executed within 60 days after Independent Contractor receives written notice of termination of this Agreement if (a) Independent Contractor represented Owner in active lease negotiations with a prospective tenant during the term of the Agreement and (b) Independent Contractor names the tenant on a list of prospective new tenants delivered to Owner by the last day of this Agreement and (c) such tenant moves into the Project and commences payment of rent. The list of prospective new tenants must be approved by Owner. Rights to commissions, if any, for expansions, renewals, and extensions on which Independent Contractor is working at the time Independent Contractor receives notice of the termination of this Agreement will be determined by Owner on a case-by-case basis. Independent Contractor shall have no future rights to commissions related to Leases at the Project.

If the Project is sold, commissions owed to Independent Contractor will be paid by Owner on or before the sale date.

2.5	Indemnity for Broker Claims.

Independent Contractor shall indemnify and hold Owner harmless from liability, costs, obligations, expenses (including reasonable attorney’s fees), judgments, damages, claims, and demands arising from any claim for leasing commissions, compensation, brokerage fees or other charges made against Owner by a broker, agent, finder, or other party regarding leasing in the Project if the claim, cost, expense, or liability arises from dealings of Independent Contractor, its agents, servants, or employees with the person claiming the right to compensation.

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2.6	Cooperating Brokers.

Independent Contractor may work with cooperating brokers to lease space in the Project. Agreements with cooperating brokers containing commissions that vary from the fee schedule in Section 2.3 above are subject to Owner’s prior written approval.

All commission payments, whether to Independent Contractor or to Cooperating Broker shall be made by check, payable directly to the Independent Contractor and Cooperating Broker, by Owner or its Property Manager.

3.	Accountings, Records, Reports.

3.1	Records.

Independent Contractor shall maintain, but Owner shall own, a comprehensive system of office records, books and accounts showing Independent Contractor’s efforts to lease the Project. Owner and its designees shall have free access to these materials and to all vouchers, files and other information pertaining to the Project and this Agreement, all of which Independent Contractor agrees to keep safe, available, and separate from other records.

3.2	Employment Laws; Broker Laws.

Independent Contractor shall comply with all laws affecting the employment by Independent Contractor of its employees. Independent Contractor shall comply with, or cause to be complied with, all laws concerning property leasing applicable to the Project.

4.	Coordination of Efforts.

Independent Contractor shall use best efforts to cooperate and coordinate with Owner, its property manager, and other agents to provide Owner with required information and services related to the Project. Without limitation, these services shall include monthly and quarterly reporting, annual budgeting, periodic updating of market information, and coordinating with property managers in leasing activity.

5.	Expenses.

5.1	Expense of Owner

Obligations or expenses incurred under this Agreement shall be for Owner’s account, but only as approved by Owner in writing. Owner shall NOT reimburse Independent Contractor for expenses unless otherwise approved by Owner in writing.

5.2	Expense of Independent Contractor.

Independent Contractor shall prepare and distribute a standard leasing flyer, approved in advance by Owner. Advertising materials shall identify Independent Contractor as Owner’s exclusive leasing agent for the Project. All leasing flyers and all advertising materials shall be at Independent Contractor’s expense.

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Independent Contractor, at its expense, shall place its standard sign on the Project, subject to Owner’s prior written consent.

Independent Contractor shall be responsible for out-of-pocket expenses directly related to negotiating leases at the Project, including postage, telephone, mailings, broker entertainment, descriptive brochures and other forms of advertising.

6.	Indemnities.

Independent Contractor shall indemnify and hold Owner harmless against liability, costs, obligations, expenses (including reasonable attorneys’ fees), judgments, damages, claims, and demands made against Owner arising out of (a) acts of Independent Contractor beyond the scope of Independent Contractor’s authority from Owner; (b) breach of this agreement by Independent Contractor; and (c) negligence or willful misconduct of Independent Contractor, its agents or employees.

Owner shall indemnify and hold Independent Contractor harmless against liability, costs, obligations, expenses (including reasonable attorneys’ fees), judgments, damages, claims, and demands made against Independent Contractor arising from performance by Independent Contractor of its duties under this Agreement, except if the claims arise from (a) acts of Independent Contractor beyond the scope of its authority from Owner; or (b) breach of this agreement by Independent Contractor; or (c) negligence or willful misconduct of Independent Contractor, its agents or employees.

These indemnities shall survive expiration or termination of this Agreement.

7.	Term and Termination.

7.1	Term.

The term of this Agreement is for one year, subject to provisions of the following subparagraphs. The term commences on                                                  . This Agreement shall be extended automatically for yearly terms unless either party notifies the other party in writing at least thirty (30) days before the end of the then current term that such party is not renewing this Agreement.

7.2	Termination by Owner.

Owner may terminate this Agreement if’ (a) in Owner’s sole opinion, Independent Contractor has mismanaged leasing the Project, been negligent in leasing the Project, or otherwise defaulted in performing its obligations; or (b) Owner transfers ownership of the Project. Termination shall be effective when Independent Contractor receives written notice of such termination from Owner or upon such other date specified by Owner in such notice of termination.

7.3	Termination by Either Party.

At any time during the term of this Agreement, either party may terminate this Agreement without cause with 10 days’ prior written notice to the other party.

7.4	Independent Contractor’s Obligations after Termination.

Obligations of the parties (except those in Sections 2.3, 2.4, 5 and 6 above) shall cease on the date of termination of this agreement, except that Independent Contractor shall comply with

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remaining duties under this Agreement. Upon termination, Independent Contractor shall deliver to Owner or its designee copies of Owner’s leasing records, materials, keys and access cards, and any other information pertinent to the Project.

8.	No Employee Status or General Agency.

Independent Contractor and its employees are not employees of Owner. Independent Contractor shall supervise and be responsible for its employees, employees of any affiliate, and persons performing Owner’s obligations relating to leasing the Project. Independent Contractor’s agency is a special agency limited to the Project and specific services described in this Agreement, and its scope of authority shall be strictly construed.

9.	Assignment.

Independent Contractor may not assign this Agreement without prior written approval of Owner. This Agreement shall be binding upon, and shall inure to the benefit of the parties and their respective successors and assigns.

10.	No Waiver.

Failure of either party to seek redress for breach or insist upon strict performance of a provision of this Agreement shall not be a waiver of right to performance or remedy in the future.

11.	Notices.

Unless specifically provided otherwise, notices, demands, statements and communications shall be in writing, sent by registered mail, certified mail, or nationally recognized overnight delivery service, to the parties as follows:

OWNER:

XXXXXX (redacted name) Senior Managing Director and Head of Global Property Investments Sun Capital Advisers, LLC – SC 1307 One Sun Life Executive Park Wellesley Hills, MA 02481

INDEPENDENT CONTRACTOR:

or to other addresses as designated in writing by either party to the other.

12.	Confidentiality.

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Independent Contractor acknowledges that it may receive non-public information concerning the Project or the Owner in connection with this Agreement. Independent Contractor agrees that any non-public information supplied by Owner will be kept confidential by Independent Contractor, using the same standard of care as it uses to protect its own confidential information but not less than reasonable care. Independent Contractor shall not use such confidential information for any purpose other than carrying out its duties under this Agreement. Owner shall be entitled to injunctive relief to prevent Independent Contractor from violating its obligations under this section.

13.	Captions.

The captions of this Agreement, inserted for convenient reference, do not define, limit, or prescribe the scope of this Agreement.

14.	Applicable Law.

This Agreement shall be construed under laws of Massachusetts.

15.	Miscellaneous.

This Agreement may be executed in counterparts. Delivery of a manually executed counterpart of this Agreement by facsimile or transmitted electronically in PDF format shall be equally effective as delivery of an originally executed counterpart. Modifications or waivers to this Agreement are effective only if made by the parties’ written agreement. The unenforceability of any one or more parts of this Agreement shall not affect the enforceability of the remaining portions of this Agreement. Independent Contractor represents that the individual executing this Agreement on its behalf is duly authorized to execute this Agreement and bind Independent Contractor to its obligations hereunder.

16.	Entire Agreement.

This Agreement reflects the complete understanding of the parties, superseding any previous agreements, written or oral, relating to this subject matter.

[SIGNATURES CONTAINED ON NEXT PAGE]

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IN WITNESS WHEREOF, the partners have executed this Agreement as of the date first above written.

OWNER:

SUN LIFE INSURANCE AND ANNUITY OF NEW YORK

By:

By:

Date:

—	INDEPENDENT CONTRACTOR:

—

By:

Name:

Title:

Date:

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Redacted

EXHIBIT 16

CONFIDENTIAL

Execution Copy

SERVICING AGREEMENT

(Investment Real Estate)

Dated as of August 2, 2013

between

Sun Life Assurance Company of Canada (U.S.),

as “Owner,”

and

Sun Capital Advisers LLC

as “Servicer”

		Page

ARTICLE I
DEFINITIONS

Section 1.01	Defined Terms.	1

ARTICLE II
RETENTION AND AUTHORITY OF SERVICER

Section 2.01	Engagement, Servicing Standard.	5
Section 2.02	Delegation to Property Managers.	5
Section 2.03	Authority of the Servicer.	6

ARTICLE III
SERVICES TO BE PERFORMED

Section 3.01	Services to be performed by Servicer.	6
Section 3.02	Specific Duties of Property Managers; Servicer Notifications to Owner.	9
Section 3.03	Approval of Contracts	11
Section 3.04	Records	11
Section 3.05	Mortgaged Properties to be Serviced by Servicer.	11
Section 3.06	General Purpose Account.	12

ARTICLE IV
DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01	Reporting by the Servicer; Legal Documentation.	12

ARTICLE V
SERVICER’S AND PROPERTY MANAGER’S COMPENSATION AND EXPENSES; OWNER’S EXPENSES

Section 5.01	Servicing Compensation to Servicer.	12
Section 5.02	Compensation for Property Managers.	13
Section 5.03	Owner’s Expenses.	14
Section 5.04	Owner’s Reimbursements for Expenses.	14

ARTICLE VI
THE SERVICER AND THE OWNER

Section 6.01	Servicer Not to Assign; Merger or Consolidation of the Servicer.	14
Section 6.02	Owner’s Indemnification.	15
Section 6.03	Owner’s Insurance.	15
Section 6.04	Waiver of Subrogation.	15
Section 6.05	Servicer’s Indemnity.	15

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Section 6.06	Property Manager’s Insurance.	16

ARTICLE VII
REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01	Representations and Warranties.	16
Section 7.02	Events of Default.	18

ARTICLE VIII
TERMINATION; TRANSFER OF REO PROPERTIES

Section 8.01	Termination of Agreement.	20
Section 8.02	Servicer’s Obligations After Termination	21
Section 8.03	Transfer of REO Properties.	21

ARTICLE IX
MISCELLANEOUS PROVISIONS

Section 9.01	Amendment; Waiver; Assignment.	22
Section 9.02	Governing Law and Jurisdiction.	22
Section 9.03	Notices.	23
Section 9.04	Severability of Provisions.	24
Section 9.05	Inspection and Audit Rights.	25
Section 9.06	Binding Effect; No Partnership; Counterparts.	25
Section 9.07	Protection of Confidential Information.	25
Section 9.08	General Interpretive Principles.	25
Section 9.09	Further Agreements.	26

Schedules and Exhibits

Schedule A:	REO Property Schedule
Exhibit A:	Servicer Data Maintenance and Reporting Obligations
Exhibit B:	Construction Management Fee Schedule
Exhibit C:	Sun Life Standard Form of Property Management Agreement
Exhibit D:	Sun Life Standard Form of Leasing Agreement

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THIS SERVICING AGREEMENT, dated as of August 2, 2013, is entered into between Sun Life Assurance Company of Canada (U.S.), a Delaware life insurance company (“Owner”), and Sun Capital Advisers LLC, a Delaware limited liability company (“Servicer”).

PRELIMINARY STATEMENT

Owner desires to engage the Servicer, and the Servicer desires to accept Owner’s engagement, to manage certain real estate-owned properties currently owned or hereafter acquired by Owner from time to time (the “REO Properties”), with responsibility for managing, operating, maintaining and servicing the REO Properties and for performing, as directed by Owner, Owner’s obligations as landlord under present and future leases of the REO Properties and as owner of the REO Properties, in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the recitals in this Preliminary Statement which are made a contractual part hereof, and of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms.

Whenever used in this Agreement, (i) capitalized terms shall have the meanings given those terms in this Agreement and (ii) the following words and phrases, unless the context otherwise requires, shall have the following meanings:

“Accepted Servicing Practices”:  With respect to any REO Property, the higher of (a) the same care, skill, prudence and diligence with which the Servicer services and administers similar properties for third party portfolios and (b) the same care, skill, prudence and diligence which the Servicer utilizes for similar properties which it owns for its own account, in each case acting in accordance with applicable law, but without regard to:

(i)        any relationship that the Servicer or any Affiliate of the Servicer may have with any tenant of an REO Property or any affiliate of a tenant of an REO Property;

(ii)       the Servicer’s obligation to incur expenses with respect to an REO Property;

(iii)      the Servicer’s right to receive compensation for its services hereunder; or

(iv)      the Servicer’s servicing of any other REO Property.

“Additional Services”:  As defined in Section 3.02.

“Administrative Fee”:  As defined in Section 5.02.

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“Affiliate”:  With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement”:  This Servicing Agreement, as the same may be modified, supplemented or amended from time to time, pursuant to its terms.

“Asset Servicing Fee”:  With respect to each REO Property, an amount equal to the product of (a) XXXXXXX XXXX and (b) XXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. (redacted commercially sensitive information)

“Basic Fee”:   As defined in Section 5.02.

“Business Day”:  Any day other than (i) a Saturday or Sunday, or (ii) a day in which the New York Stock Exchange is closed or (iii) any day on which banking institutions are authorized or required by law, executive order of governmental decree to be closed in the State of New York, the State of Delaware or the Commonwealth of Massachusetts.

“Eligible Account”:  A checking, savings or money market account maintained with a federally insured bank or other financial institution which has been approved in writing by the Servicer (with respect to the Property Operating Accounts) or the Owner (with respect to the General Purpose Account).

“Environmental Laws”:  Any environmental law, ordinance, rule, regulation or order of a federal, state or local governmental authority, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§ 9601 et seq.), the Hazardous Material Transportation Act, as amended (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act, as amended (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) and the regulations promulgated pursuant thereto.

“General Purpose Account”:  As defined in Section 3.06.

“Gross Rentals Receipts”:  As defined in Section 5.02.

“Loan Asset”:  As defined in the Mortgage Loan Servicing Agreement.

“Loan Asset Servicer”:  Sun Capital Advisers LLC or any successor entity acting as servicer of the Loan Assets under the Mortgage Loan Servicing Agreement.

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“Market Value”:  With respect to each REO Property and any date of determination, the most recent valuation of such REO Property by Sun Life’s internal Real Estate Valuation Department headed by an MAI appraiser, in accordance with Section 3.01(d) hereof.

“Mortgaged Property”:  As defined in the Mortgage Loan Servicing Agreement.

“Mortgage Loan Servicing Agreement”:  The servicing agreement relating to the Loan Assets entered into between the Owner and the Loan Asset Servicer as of August 2, 2013.

“Owner”:  As defined in the first paragraph of this Agreement.

“Permitted Investments”:  Any one or more of the following obligations or securities having at the time of purchase, or at such other time as may be specified, the required ratings, if any, provided for in this definition:

(a)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality thereof provided that such obligations are backed by the full faith and credit of the United States of America;

(b)        direct obligations of, or guaranteed as to timely payment of principal and interest by, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Federal Farm Credit System, provided that any such obligation, at the time of purchase or contractual commitment providing for the purchase thereof, is qualified by any Rating Agency as an investment of funds backing securities rated “AAA” (or such comparable rating);

(c)        demand and time deposits in or certificates of deposit of, or bankers’ acceptances issued by, any bank or trust company, savings and loan association or savings bank, provided that, in the case of obligations that are not fully insured by the Federal Deposit Insurance Corporation, the commercial paper and/or long-term unsecured debt obligations of such depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of such holding company) have one of the four highest ratings available for such securities by any Rating Agency; and

(d)        such other obligations as are acceptable as Permitted Investments to the Owner.

“Person”:  Any individual, corporation, limited liability company, partnership, joint venture, estate, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Property Documents”:  With respect to each REO Property, all documents, information and records relating to managing, operating, maintenance and servicing such REO Property provided to or in the possession of Servicer, and any additional documents or information related thereto which had been maintained or created by the Loan Asset Servicer under the Mortgage Loan Servicing Agreement with respect to Mortgaged Properties which become REO Properties.

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“Property Management Agreement”:  Any agreement relating to the management of an REO Property subject to this Agreement which is entered into between the Servicer and a Property Manager and is in the form of the Sun Life standard property management agreement or leasing agreement, which standard forms are attached hereto as Exhibit C and Exhibit D, respectively.

“Property Management Fee”:  As defined in Section 5.02.

“Property Manager”:  As defined in Section 2.02.

“Property Operating Account”:  As defined in Section 3.02.

“Rating Agency”:  Each of Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc., Fitch Inc. or any other nationally-recognized statistical rating agency.

“REO Account”:  Means the Property Operating Account and/or the General Purpose Account, as applicable in the context in which the term appears.

“REO Property”:  As defined in the first paragraph of this Agreement.

“REO Property Schedule”:  A schedule of REO Properties owned and held by the Owner and serviced by the Servicer hereunder, which schedule shall be prepared and updated from time to time by the Owner, including with the addition of REO Properties resulting from foreclosures occurring under the Mortgage Loan Servicing Agreement. The initial REO Property Schedule is attached hereto as Schedule A.

“Responsible Officer”:  Any officer or employee of the Owner or the Servicer, as the case may be, involved in or responsible for the administration, supervision or management of this Agreement and whose name and specimen signature appear on a list prepared by each party and delivered to the other party, as such list may be amended from time to time by either party.

“Servicer”:  As defined in the recitals hereto.

“Servicer Advance Rate”:  A per annum rate equal to the “US Prime Rate” (as published from time to time in the “Money Rates” section of The Wall Street Journal).

“Servicer Event of Default”:  As defined in Section 7.02.

“Servicing”:  As defined in Section 3.01.

“Sun Life”:  Sun Life Assurance Company of Canada, a Canadian corporation, which is an Affiliate of Servicer.

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ARTICLE II

RETENTION AND AUTHORITY OF SERVICER

Section 2.01    Engagement, Servicing Standard.

The Owner hereby engages the Servicer to perform, and the Servicer hereby agrees to perform, Servicing with respect to each of the REO Properties throughout the term of this Agreement, upon and subject to the terms, covenants and provisions hereof.

The Servicer shall perform its services hereunder in a manner consistent with Accepted Servicing Practices. In addition, the Servicer, in performing its services hereunder shall (i) comply with all applicable federal, state and local laws and regulations, (ii) maintain all state and federal licenses necessary for it to perform its servicing responsibilities hereunder and (iii) not impair the rights of the Owner in any REO Properties (or the proceeds thereof) owned by the Owner.

Section 2.02    Delegation to Property Managers.

The Servicer may delegate or subservice any of its Servicing obligations hereunder to the property managers who are performing such obligations on Servicer’s behalf as of the date of this Agreement (each, a “Property Manager”) pursuant to the Servicer’s form of Property Management Agreement; provided, however, that the Servicer shall provide oversight of each Property Manager with regard to the performance of all subcontracted services. In the event that the Servicer wishes to engage any new Property Manager after the execution of this Agreement or to amend or modify in any material respect its Property Management Agreement used for the REO Properties, the Servicer shall obtain the Owner’ prior written consent thereto. The Servicer hereby represents and warrants that its standard form of Property Management Agreement is not in conflict with the terms of this Agreement. Neither the existence of any Property Management Agreement nor any of the provisions of this Agreement relating to delegation to a Property Manager shall relieve the Servicer of its obligations to the Owner hereunder. Each Property Management Agreement entered into by the Servicer (i) shall require, or shall be administered to require, that the Property Manager pay all costs and expenses incurred in connection with the operation and management of the REO Properties, in accordance with the annual budgets approved by Owner, and remit all related revenues (net of such costs, expenses and reserves) to the Servicer as soon as practicable, but in no event later than the last day of the month in which received by such Property Manager and (ii) shall provide for termination of the Property Manager with respect to the REO Properties at the option of any successor servicer hereunder, without requirement for the payment of any termination fee or penalty, upon the resignation or termination of the Servicer hereunder. Owner acknowledges that Servicing obligations hereunder will be performed by Property Managers and that performance of such obligations by Property Managers will be deemed to be performance by Servicer for purpose of Servicer’s compliance with the provisions of this Agreement. Notwithstanding any such Property Management Agreements, the Servicer shall be obligated hereunder to the same extent and under the same terms and conditions as if the Servicer alone was servicing the REO Properties in accordance with the terms of this Agreement. The Servicer shall be entitled to enter into any agreement with any Property Manager for indemnification of the Servicer by such Property

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Manager, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

The fees due to a Property Manager with respect to the REO Properties serviced by such Property Manager shall be separate and apart from the Asset Servicing Fee due to Servicer for such REO Property.

Section 2.03    Authority of the Servicer.

(a)        In performing its Servicing obligations hereunder, the Servicer shall, except as otherwise provided herein and subject to the terms of this Agreement, have full power and authority, acting alone or through others (including Property Managers), to take any and all actions in connection with such Servicing that it deems necessary or appropriate. Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Owner when the Servicer deems it appropriate in its best judgment, to execute and deliver documents relating to the operation and leasing of the REO Properties on behalf of the Owner. The ability to execute documents on behalf of the Owner as provided in this Agreement is personal to the Servicer and may not be delegated to a Property Manager. Property Managers may execute agreements in their names relating to the operation, maintenance or repair of the REO Properties, in accordance with Section 3.03 hereof.

(b)        In the performance of its Servicing obligations hereunder, the Servicer shall take any action that is directed by the Owner which relates to the Servicer’s Servicing obligations under this Agreement; provided, however, that the Servicer shall not be obligated to take, or to refrain from taking, any action which the Owner requests that the Servicer take or refrain from taking to the extent that the Servicer determines in its reasonable and good faith judgment that such action or inaction (i) may cause a violation of applicable laws, regulations, codes, ordinances, court orders or restrictive covenants with respect to any REO Property; (ii) may cause a violation of this Agreement; or (iii) may require the expenditure of Servicer’s own funds unless the Owner first advances funds for such action as provided herein.

ARTICLE III

SERVICES TO BE PERFORMED

Section 3.01    Services to be performed by Servicer.

The Servicer hereby agrees to serve as the servicer with respect to each of the REO Properties and to perform Servicing as described below and as otherwise provided herein, upon and subject to the terms of this Agreement. Subject to any limitation of authority under Section 2.03, “Servicing” shall mean those services pertaining to the REO Properties which, applying Accepted Servicing Practices, are required hereunder to be performed by the Servicer, and, which shall include:

(a)        Asset Management Services

(1)	preparation of annual operating budgets for each REO Property;

(2)	preparation of annual asset management plans for each REO Property;

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(3)	preparation of annual Property Manager evaluations;

(4)	ongoing oversight of Property Managers;

(5)	ongoing direction of Property Managers as provided in this Agreement, after consultation with Owner, if required by this Agreement or as appropriate under the circumstances;

(6)	review and approval of all capital expenditures not in excess of $10,000.00;

(7)	managing tenant delinquencies and pursuing eviction when warranted;

(8)	review of each Property Manager’s monthly report, which shall include the monthly operating statement, delinquency report, rent roll, and leasing update;

(9)	physical inspection of each REO Property twice per year;

(10)	ongoing oversight and direction of leasing agents;

(11)	negotiating all aspects of leases from initial letter of intent through lease execution for leases with terms less than six (6) years, for space not in excess of 5,000 square feet;

(12)	oversight of real estate tax consultants and determining whether tax appeals should be pursued;

(13)	procuring property and casualty insurance for each REO Property through Sun Life’s larger portfolio blanket policy, subject to the approval of Owner, which insurance shall name Owner as an insured;

(14)	providing support for third party audits and regulatory reviews;

(15)	managing external counsel as required;

(16)	monitoring any casualty losses or condemnation proceedings and administering any proceeds related thereto in accordance with the written instructions of Owner with respect to the application of such proceeds; and

(17)	responding within a reasonable time period to questions and requests from Owner.

(b)        Disposition Services

(1)	determining and advising Owner when an REO Property is ready to be sold, subject to consent of Owner;

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(2)	obtaining at least 2 to 3 broker opinions of value and proposals to sell, for an REO Property proposed for sale;

(3)	selecting a broker and negotiating the terms of a listing agreement and obtaining the consent of Owner to the execution of such agreement;

(4)	preparing due diligence materials for brokers;

(5)	reviewing and approving final offering memoranda for the REO Properties;

(6)	reviewing and negotiating final round bids from buyers and making recommendations for Owner approval as to which bidder to select;

(7)	negotiating purchase and sale agreements with the assistance of outside counsel and obtaining consent of Owner to the execution of any such agreement with respect to any REO Property;

(8)	oversight of the due diligence process; answering questions and providing required documentation, as needed;

(9)	negotiating any price reductions that may arise, with the consent of Owner; and,

(10)	handling closing process with estoppels and income & expense pro-rations.

(c)        Accounting Services

(1)	preparing and maintaining the data and preparing and delivering the reports and information specified in Article IV hereof; and

(2)	providing support for third party audits and regulatory reviews.

(d)        Valuation Services

(1)	full narrative internal valuation of each REO Property once a year, and quarterly reviews of current market conditions, by Sun Life’s Real Estate Valuation Department headed by an MAI appraiser, on a quarterly basis;

(2)	valuation of each REO Property by an external appraisal provider hired by the Servicer, such valuation to occur within three years from the date of the last external valuation; and

(3)	in the case of each REO Property that becomes subject to this Agreement after the execution hereof, upon the Servicer commencing servicing of such REO Property, valuation of such REO Property by an external appraisal provider hired by the Servicer.

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Section 3.02    Specific Duties of Property Managers; Servicer Notifications to Owner.

(a)        Collect Money.  Request, demand, collect, receive and receipt for collected sums rent, other payments from lessees, and other sums due Owner in the ordinary course of business. All money collected by Property Manager shall be deposited in a separate bank account for the applicable REO Property, which shall be an Eligible Account (“Property Operating Account”). Owner’s funds shall not be commingled with Servicer or Property Manager funds.

(b)        Obligations Under Property Documents.  Perform and comply with the obligations, terms and conditions required of Owner under the Property Documents, including without limitation, timely paying amounts due under the Property Documents, so that Owner’s interest as owner and landlord shall be preserved and so that no default of Owner shall occur under the Property Documents. After required disbursement of funds under the approved annual budgets, and after establishing a cash reserve not greater than $10,000.00 per REO Property, the balance remaining in the Property Operating Account shall be transferred to Servicer on a monthly basis, for deposit in the General Purpose Account.

(c)        Taxes and Insurance.  Duly and punctually pay real estate taxes, assessments and insurance premiums (unless otherwise provided by Servicer) for the REO Properties before default or imposition of penalties or interest and in time to take advantage of available discounts, if so directed by Servicer.

(d)        Repairs and Maintenance.   Perform repairs and maintenance on buildings, appurtenances and grounds of the REO Properties as required of Owner under the Property Documents and according to Owner’s standards. Servicer shall notify Owner of non-budgeted expenses exceeding $5,000 and shall obtain the prior written consent of Owner to any non-budgeted expenses in excess of $10,000 for each item repaired or replaced. Emergency repairs immediately necessary for preservation and safety of the REO Properties or protection of life or property may be made by Property Manager without prior approval of Owner, provided that (1) Servicer has made reasonable efforts to reach Owner to inform it of the situation, (2) immediately after emergency repairs are made, Servicer sends Owner a report of repairs so made and the cost thereby incurred, and (3) the cost of the emergency repairs does not exceed $50,000.

(e)        Equipment and Supplies.        Arrange for furnishing utility, maintenance and other services to the REO Properties and acquiring equipment and supplies necessary for managing, operating, maintaining and servicing the REO Properties as required of Owner under the Property Documents. However, expenses for non-budgeted purchases of any single piece of equipment or order of supplies in excess of $1,000.00 shall not be incurred without the prior written consent of Servicer.

(f)        Tax Assessments.  Inform Servicer of change in real or personal property assessments or taxes relating to the REO Properties; recommend advisability of contesting either tax validity or amount; and assist Servicer in providing requested data to Servicer’s approved tax consultant. Servicer shall notify Owner of changes in annual assessments which exceed $10,000.00 per year for any REO Property and of the commencement of tax challenges.

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(g)        Casualty; Damages; Accidents.  Property Manager shall immediately both investigate and report in writing to Servicer and Servicer’s risk manager all accidents, claims, or damage relating to ownership, operation and maintenance of the REO Properties, damage or destruction to the REO Properties, and estimated repair cost. Property Manager shall also prepare related reports required by any insurance company in a timely fashion. Property Manager shall have no right to settle, compromise or otherwise dispose of claims, demands or liabilities, whether or not covered by insurance, without prior consent of Servicer. Servicer shall notify Owner of accidents, claims or damage which exceed $10,000.00 and shall obtain the prior written approval of Owner before settling any insurance claim in excess of $10,000.00.

(h)        Personnel.  Employ personnel as necessary to perform Servicer’s or Property Manager’s obligations under this Agreement. Employees of Property Managers who handle or have responsibility for funds belonging to Owner shall be bonded at Property Manager’s expense by a fidelity bond or insurance policy in an amount and with a company approved by Servicer. A copy of the bond or insurance policy shall be furnished to Servicer.

(i)         Other Services.  Perform other services typical in operating similar type buildings (i.e., office, industrial, retail), including services typically performed in the locality for lessees of similar premises, without additional charge. If Property Manager provides services to lessees in addition to the above for which a separate charge is made (“Additional Services”), a separate charge for Additional Services shall be made to the lessees served. The costs and expenses of furnishing Additional Services shall be paid from the payments for the separate charges made by the lessees served. Gross income from vending or other coin-operated machines or concessions shall be retained by Property Manager for the account of Owner. Unless a Property Manager is otherwise compensated for rendering Additional Services, amounts received from Additional Services shall be included in Gross Rental Receipts to calculate the Property Management Fee due to Property Managers.

(j)        Compliance With Laws.  After notice to and consent of Servicer, take necessary actions to comply with orders or requirements of a federal, state, county or municipal authority affecting the REO Properties, as well as orders of the Board of Fire Underwriters and similar bodies. Property Manager shall suggest that Servicer comply, question or challenge orders or requirements as Property Manager believes appropriate.

(k)        Notices.  Property Manager shall immediately deliver to Servicer any notices from a mortgagee, ground lessor, tenant or other party under the Property Documents, as well as notices from governmental or agency officials. Servicer shall provide copies of material notices to Owner.

(l)        Legal Proceedings and Litigation.  Property Manager shall seek Servicer’s approval to institute legal proceedings in the name of and at the expense of Owner, including those for collection of rent and other charges, enforcement of lease terms, and disposition of lessees and other persons from the REO Properties. Servicer may choose or substitute counsel in approved litigation. Servicer shall consult with Owner prior to approving the institution of litigation.

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Property Manager shall advise Servicer of threatened litigation against either the REO Properties or Owner and shall, immediately upon service, notify Servicer of REO Properties-related litigation against Owner, the REO Properties, Servicer or Property Manager. Servicer shall provide notice to Owner of any litigation of which Servicer is notified.

(m)        Tenants. Servicer shall maintain professional, businesslike relationships with tenants of the REO Properties. Tenant requests, observations, and complaints shall be logged, considered, and if appropriate, acted upon. Records shall be maintained to show the disposition of such interactions. Serious complaints, after investigation by Property Manager, shall be reported to Servicer with recommendations.

Section 3.03    Approval of Contracts.  Property Manager shall not bind Owner in any contract or agreement without Owner’s prior written consent, such consent to be provided through the Servicer. Servicer shall not bind Owner in any contract or agreement without Owner’s prior written consent. However, in the ordinary course of managing and operating the REO Properties, Servicer, or Property Manager on behalf of Servicer, may: (i) acquire utility, maintenance or other services or (ii) furnish services to lessees in the REO Properties, but only if the service agreement (a) has a thirty (30) day cancellation provision, with or without cause, requiring no premium, fee or penalty; and (b) is consistent with the in-force business plan and budget. Neither Servicer or Property Manager shall not hold itself out as having authority to approve contracts or agreements without prior approval of Owner, except as provided herein.

Section 3.04    Records.  Servicer shall maintain, or cause to be maintained, but Owner shall own, a comprehensive system of office records, books, and accounts, all of which Servicer shall keep, or cause to be kept, safe, confidential, available, and separate from other records. Owner, and others designated by Owner, shall at all times have the right to audit the records, accounts and books, vouchers, files, back up control systems, and other material pertaining to the REO Properties and this Agreement. Additionally, at its expense, Owner or its designee may hire an independent auditor to complete an audit. Servicer will cooperate with and give reasonable assistance to any auditor or accountant retained by Owner to examine REO Properties statements or other records.

Section 3.05    Mortgaged Properties to be Serviced by Servicer.

(a)        Each Mortgaged Property that has been foreclosed upon, repossessed or the ownership of which has been comparably converted pursuant to the Mortgage Loan Servicing Agreement shall be serviced by the Servicer in accordance with the terms hereof. The Servicer shall take possession from the Loan Asset Servicer of the Property File for the Loan Asset related to each Mortgaged Property that becomes an REO Property and shall perform all of the Servicing functions provided for herein with respect to such REO Property as of the date of acquisition of such REO Property by the Owner. In the event this Agreement is no longer in effect at the time a Mortgaged Property becomes an REO Property, this Agreement shall be reinstated for purposes of such REO Property.

(b)        The deed or certificate of sale of any Mortgaged Property that becomes an REO Property shall be taken in the name of the Owner or its nominee. Promptly following the commencement of Servicing by the Servicer of an REO Property hereunder, the Servicer shall

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obtain an appraisal of such REO Property from an external appraisal provider. The Servicer shall obtain a new appraisal of such REO Property not later than the third anniversary of the initial appraisal.

Section 3.06    General Purpose Account.

The Servicer shall cause each Property Manager to remit to Servicer on a monthly basis amounts in any Property Operating Account which are in excess of (i) the amounts needed to meet budgeted monthly expenses, (ii) amounts needed to pay other operating expenses authorized by Servicer or by this Agreement, and (iii) an operating cash reserve not greater than $10,000.00. Servicer shall deposit all such funds into a single separate bank account, which shall be an Eligible Account (“General Purpose Account”). Monies from each of the REO Properties Serviced by Servicer hereunder may be commerged in the General Purpose Account, but the General Purpose Account shall not be commerged with other funds of Servicer or any party other than Owner. Servicer may transfer funds in the General Purpose Account to a Property Manager to pay a budgeted operating expense or other operating expenses authorized by Servicer or by this Agreement for an REO Property for which there is insufficient monthly cash flow to pay such expenses. On a monthly basis, Servicer will remit to Owner amounts in the General Purpose Account in excess of (i) amounts needed to cover pending or anticipated operating cost shortfalls for any REO Property, and (ii) a reserve not greater than $100,000. The Owner shall be entitled to all income and gain realized from the investment of funds deposited in the General Purpose Account. The Servicer shall have no liability for any loss in investments of funds held in the General Purpose Account.

ARTICLE IV

DOCUMENTS, STATEMENTS AND REPORTS

Section 4.01    Reporting by the Servicer; Legal Documentation.

(a)        The Servicer shall provide to the Owner the reports listed on Exhibit A at the times set forth in Exhibit A, in a format and containing such information as the Servicer and the Owner shall mutually agree. Such reports shall be delivered to the Owner in electronic format. The content and format of the reports listed on Exhibit A may be modified as the Servicer and the Owner may from time to time mutually agree.

(b)        The Servicer shall arrange for the preparation of legal documentation relating to leasing, broker arrangements and purchase and sale agreements with respect to the REO Properties.

ARTICLE V

SERVICER’S AND PROPERTY MANAGER’S COMPENSATION AND EXPENSES; OWNER’S EXPENSES

Section 5.01    Servicing Compensation to Servicer.

As consideration for Servicing the REO Properties subject to this Agreement, the Servicer shall be entitled to the Asset Servicing Fee for each REO Property remaining subject to this Agreement on the first calendar day of each month. The Asset Servicing Fee shall be

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calculated on the basis of the Market Value of the related REO Property as of the beginning of the calendar month for which such Asset Servicing Fee is being calculated. Owner shall also pay Servicer a property valuation fee of $XX (redacted amount) per year for each REO Property, payable in quarterly installments of $XX (redacted amount) for each REO Property remaining subject to this Agreement on the first day of each quarter. The Servicer shall provide the Owner with an invoice on a quarterly basis which sets forth the calculation of the Asset Servicing Fee for each monthly period within such quarter and the portion of the property valuation fee due for such quarter. Payments shall be due within ten (10) Business Days after the Owner’s receipt of such invoice.

Section 5.02    Compensation for Property Managers.

(a)        Each Property Manager shall be entitled to receive as compensation for its property management services a “Property Management Fee” equal to the greater of (i) the applicable percent of the “Gross Rental Receipts” collected monthly specified in such Property Manager’s Property Management Agreement applicable to the REO Properties and (ii) a “Basic Fee” specified in such Property Manager’s Property Management Agreement applicable to the REO Properties. Either form of compensation shall be paid in the same month income is collected and/or during the accounting period described in this Section 5.02.

In addition to the Property Management Fee or Basic Fee above, and in lieu of any other payments to Property Managers for their respective costs of doing business such as (i) all general, administrative and overhead expenses; (ii) wages, salaries and compensation of on-site and off-site personnel (not including maintenance technician or engineer hourly labor charges billed separately), and supervisory management employed by Servicer; (iii) accounting, cell phones and other related mobile communication devices, telephone, fax, internet, computers and other related devices, office supplies, copy charges, express and regular mail, mileage, uniforms, entertainment, software and software licensing or fees, and (iv) all other costs of Servicer directly allocable to performing its duties under this Agreement and related exclusively to the REO Properties, Owner shall pay to Servicer a fixed monthly amount as specified in such Property Manager’s Property Management Agreement applicable to the REO Properties (“Administrative Fee”), not to exceed $XX (redacted amount) per month per REO Property. The Administrative Fee shall be paid as a flat monthly fee. Any shortfall with respect to the Administrative Fee is the responsibility of each Property Manager. Accordingly, Property Managers shall not be entitled to compensation or reimbursements of any kind except the Property Management Fee or the Basic Fee, the Administrative Fee and the Construction Management Fee described below (if applicable).

The term “Gross Rental Receipts” includes all gross receipts (but not sums attributable to capital, under normal accounting practice) derived from the operation of the REO Properties, including, without limitation, rent, percentage rent, late fees, reimbursements of recoverable operating expenses, separate charges for Additional Services to lessees pursuant to Section 3.02(i) above, and other money received from lessees.

Gross Rental Receipts excludes (a) payments made to cancel or surrender a lease, or (b) application of security deposit upon default, repair of damage, or application of security deposit to a lease cancellation fee and amortized tenant improvements. Gross Rental Receipts also shall

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not include settlements, maintenance costs, rent tax and sales tax paid by Owner, or condemnation proceeds, tax abatements or security or other deposits.

(b)        Compensation, if any, for planning and managing capital improvements, replacement or construction work is outlined in Exhibit B and must have prior written approval of Servicer. For approved projects, Servicer shall compensate Property Manager from the General Purpose Account per the schedule outlined in Exhibit B for finished construction costs for planning and managing capital improvements, replacement and construction work. Capital improvements, replacement and construction work may include tenant improvements, re-roofing (but not normal roof repairs), rebuilding after major casualty, and substantial common area rehabilitation and replacements, all of which shall be approved in advance by Servicer in writing.

Section 5.03    Owner’s Expenses.

The costs of operating the REO Properties, in accordance with the annual approved budget for such Property or as separately authorized in writing by Owner or to pay for costs caused by an emergency situation as permitted under Section 3.02(d), are the responsibility of Owner. In the event that the cash flow from any REO Property is not sufficient to pay such costs, and the General Purpose Account does not have sufficient undesignated funds to cover such costs, then Owner shall, within three Business Days of written request from Servicer, pay to Servicer, for deposit in the General Purpose Account, the funds needed to cover such costs. Other third party costs authorized in writing by Owner prior to being incurred are the responsibility of Owner, upon Owner’s receipt on an invoice therefor from Servicer, including external appraisals, leasing commissions, broker fees, title fees, environmental assessments and fees of outside counsel upon the sale of an REO Property.

Section 5.04    Owner’s Reimbursements for Expenses.

Payments made by Servicer or Property Managers to perform the Servicer’s duties under this Agreement shall first be from funds in the respective Property Operating Account or the General Purpose Account. If Servicer or any Property Manager advances its own funds voluntarily with Owner’s approval, to pay required expenses, Owner shall, upon notice from Servicer, promptly reimburse Servicer or such Property Manager, without interest. Owner agrees to maintain in the General Purpose Account sufficient funds for Servicer or applicable Property Manager to perform its duties.

ARTICLE VI

THE SERVICER AND THE OWNER

Section 6.01    Servicer Not to Assign; Merger or Consolidation of the Servicer.

(a)        Except as otherwise provided for in this Section or in Section 2.02, the Servicer may not assign this Agreement or any of its rights, powers, duties or obligations hereunder to a non-Affiliate without the written consent of the Owner. Assignments to Affiliates of Servicer or Sun Life shall not require the written consent of the Owner provided the assignee (i) assumes all of the liabilities of the Servicer hereunder; and (ii) is an Affiliate of Sun Life.

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(b)        If the Servicer is merged or consolidated, or transfers all or substantially all of its assets to any other Person, without, in each case, obtaining the prior written consent of the Owner, the Owner shall have the right to terminate this Agreement without cause on the earliest date on which a successor servicer agrees to service the REO Properties; provided, that the Owner will provide the Servicer with notice of any such termination at least 20 days prior to the effective date thereof.

Section 6.02    Owner’s Indemnification.

Owner agrees to indemnify and hold Servicer and Property Managers harmless from damage or injuries to persons or property wholly caused by intentional or negligent acts of Owner. Owner shall defend promptly at its expense any claim or action brought against Servicer or Property Manager for damage or injuries where Owner has agreed to indemnify Servicer or Property Manager, and Owner shall hold harmless and fully indemnify Servicer and Property Manager from any resultant judgment, loss, or settlement.

Section 6.03    Owner’s Insurance.

Owner shall maintain public liability, contractual liability (specifically insuring the indemnity provisions contained in Section 6.02), steam boiler (if applicable), and other insurance for protection of the interests of Owner, Servicer and Property Manager, adding Servicer as a named insured. The amount of coverage in each policy shall be five million dollars ($5,000,000). A Certificate of Insurance for each policy issued to Owner shall be delivered to Servicer upon Servicer’s written request. Owner shall have the right to self-insure any or all of its insurance obligations under this Agreement.

Section 6.04    Waiver of Subrogation.

Owner and Servicer or Property Manager shall each procure clauses or endorsements for their policies related to the REO Properties, whereby the insurer waives subrogation or consents to a waiver of right of recovery against the other party, and Owner and Servicer or Property Manager shall not seek to recover against one another for loss or damage to property of the type covered by such insurance.

Section 6.05    Servicer’s Indemnity.

Servicer shall indemnify and hold Owner and its affiliate corporations, as well as its employees, officers, and directors, harmless from actions, demands, liabilities, attorney’s fees and other expenses arising from performance or non-performance by Servicer (or by Servicer’s employees, Property Managers, agents or contractors) of its obligations under this Agreement, or due to any actual or alleged negligence, dishonesty, or act by Servicer or its employees, agents, or contractors; and if any suit or proceeding shall (either during or after the term of this Agreement) be brought against Owner because of such claim, Servicer, if Owner so requests, shall defend the action, at the sole expense of Servicer, by counsel acceptable to Owner.

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Section 6.06       Property Manager’s Insurance.

Servicer shall cause each Property Manager to maintain Worker’s Compensation Insurance in at least the amounts required in the state where the REO Property is located; Employer’s Liability Insurance with liability limits of not less than five hundred thousand dollars ($500,000); Comprehensive General Liability Insurance with liability limits of not less than five million dollars ($5,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence, including blanket Contractual Liability (specifically insuring the indemnity provisions in Section 6.05 above) and Broad Form Property Damage coverage; Errors & Omissions Insurance with liability limits not less than five million dollars ($5,000,000); and Automobile Insurance (comprehensive form) covering Property Manager’s vehicles with liability limits of not less than one million dollars ($1,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence. Servicer also shall cause each Property Manager to obtain a Fidelity Bond in the amount of five hundred thousand dollars ($500,000) to cover dishonest acts of Property Manager’s employees. Servicer shall cause each Property Manager to furnish Servicer and Owner with Certificates of Insurance for required coverage, naming Owner (and any other party Owner may designate) as an additional named insured, and stipulating that insurance will not be reduced or cancelled without thirty (30) days prior written notice to Owner.

The provisions of Sections 6.02 and 6.05 shall survive for a period of one year after the termination of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES; DEFAULT

Section 7.01       Representations and Warranties.

(a)          The Servicer hereby makes the following representations and warranties to the Owner:

(i)        Due Organization, Qualification and Authority.  The Servicer is a limited liability company duly organized and in good standing under the laws of the State of Delaware; the Servicer has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; the Servicer has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; this Agreement constitutes the valid, legal, binding and enforceable obligation of the Servicer, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(ii)       No Conflicts.  Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by the Servicer, will (A) conflict with or result in a breach of any of the terms, conditions or provisions of the Servicer’s formation certificate or

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operating agreement, as amended, or any agreement or instrument to which the Servicer is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which the Servicer or its property is subject if compliance therewith is necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)      No Litigation Pending.  There is no action, suit, or proceeding pending or to Servicer’s knowledge threatened against the Servicer which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially the ability of the Servicer to perform its duties and obligations under the terms of this Agreement; and

(iv)      No Consent Required.  No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over the Servicer is required for (A) the Servicer’s execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that the Servicer is not required to be qualified to transact business as a foreign limited liability company or licensed in any state if such qualification or licensing is not necessary for the Servicer to perform its obligations under this Agreement in accordance with the terms hereof.

(b)          The Owner hereby represents and warrants to the Servicer that:

(i)        Due Organization, Qualification and Authority.  It is a corporation duly organized and in good standing under the laws of the state of its formation; it has the full power, authority and legal right to execute and deliver this Agreement and to perform in accordance herewith; it has duly authorized the execution, delivery and performance of this Agreement and has duly executed and delivered this Agreement; it is the owner and the holder of the REO Properties which it purports to own and has the right to authorize the Servicer to perform the actions contemplated herein; and this Agreement constitutes its valid, legal, binding and enforceable obligation, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws relating to or affecting the rights of creditors generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(ii)       No Conflicts.  Neither the execution and delivery of this Agreement, nor the fulfillment of or compliance with the terms and conditions of this Agreement by it, will (A) conflict with or result in a breach of any of the

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terms, conditions or provisions of its formation certificate or operating agreement, as amended, or any agreement or instrument to which it is now a party or by which it (or any of its properties) is bound, or constitute a default or result in an acceleration under any of the foregoing; (B) conflict with or result in a breach of any legal restriction if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof; or (C) result in the violation of any law, rule, regulation, order, judgment or decree to which it or its property is subject if compliance therewith is necessary for it to perform its obligations under this Agreement in accordance with the terms hereof;

(iii)      No Litigation Pending.  There is no action, suit, or proceeding pending or to its knowledge threatened against it which, either in any one instance or in the aggregate, would draw into question the validity of this Agreement, or would be likely to impair materially its ability to perform its duties and obligations under the terms of this Agreement; and

(iv)      No Consent Required.  No consent, approval, authorization or order of, or registration or filing with, or notice to, any court or governmental agency or body having jurisdiction or regulatory authority over it is required for (A) its execution and delivery of, this Agreement, or (B) the consummation of the transactions contemplated by this Agreement, or, to the extent required, such consent, approval, authorization, order, registration, filing or notice has been obtained, made or given (as applicable), except that it is not required to be qualified to transact business as a foreign corporation or licensed in any state if such qualification or licensing is not necessary for it to perform its obligations under this Agreement in accordance with the terms hereof.

Section 7.02       Events of Default.

(a)         “Servicer Event of Default,” wherever used herein, means any one of the following events:

(i)        any failure by the Servicer to remit to the related REO Account any proceeds realized from an REO Property that are required to be so remitted by the Servicer under the terms of this Agreement when and as due which continues unremedied by the Servicer for a period of five (5) Business Days after the date on which such remittance was due; or

(ii)       any failure on the part of the Servicer duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Servicer contained in this Agreement, or any representation or warranty set forth by the Servicer in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Servicer by the Owner (or such extended period of time reasonably approved by the Owner provided that the Servicer is diligently proceeding in good faith to cure such failure or breach); or

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(iii)      a decree or order of a court or agency or supervisory authority having jurisdiction in respect of the Servicer for the commencement of an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs shall have been entered against the Servicer, and such decree or order shall remain in force undischarged or unstayed for a period of 90 days; or

(iv)      the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property; or

(v)       the Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable federal or state bankruptcy, insolvency or similar law, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations.

(b)          If a Servicer Event of Default shall occur and be continuing, then, and in each and every case, so long as a Servicer Event of Default shall not have been remedied, the Owner may, by notice in writing to the Servicer, in addition to whatever rights the Owner may have at law or in equity, including injunctive relief and specific performance, terminate all of the rights and obligations of the Servicer under this Agreement and in and to all of the REO Properties and the proceeds thereof, without the Owner incurring any penalty or fee of any kind whatsoever in connection therewith; provided, however, that such termination shall be without prejudice to any rights of the Servicer relating to the payment of its Servicing Fees and Additional Servicing Compensation hereunder and the reimbursement of any Servicing Expenses or Servicing Advances which have been made by it, together with interest thereon, under the terms of this Agreement through and including the date of such termination. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Event of Default. On or after the receipt by the Servicer of such written notice of termination from the Owner, all authority and power of the Servicer under this Agreement, whether with respect to the REO Properties or otherwise, shall pass to and be vested in the Owner, and the Servicer agrees to cooperate with the Owner in effecting the termination of the Servicer’s responsibilities and rights hereunder, including, without limitation, the transfer of the Property Files and the funds held in the REO Accounts as set forth in Section 8.01. All costs and expenses of Servicer or Property Manager incurred in connection with transferring the Servicing to the successor servicer pursuant to this Section 7.02 shall be borne by the Servicer or Property Manager and shall not qualify as a property expense to be paid from the General Purpose Account or REO Account. The Owner may waive any default by the Servicer in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Event of Default arising therefrom shall be deemed to have been remedied for every

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purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

(c)        “Owner Event of Default,” wherever used herein, means any failure on the part of the either Owner to pay any amounts to the Servicer when due, or duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Owner contained in this Agreement, or any representation or warranty set forth by the Owner in Section 7.01 shall be untrue or incorrect in any material respect, which in either case continues unremedied for a period of thirty (30) days after the date on which written notice of such failure or breach, requiring the same to be remedied, shall have been given to the Owner by the Servicer (or such extended period of time reasonably approved by the Servicer provided that the Owner is diligently proceeding in good faith to cure such failure or breach).

(d)        If an Owner Event of Default shall occur and be continuing, then, and in each and every case, so long as an Owner Event of Default shall not have been remedied, the Servicer may, by notice in writing to the Owner, in addition to whatever rights the Servicer may have at law or in equity, including injunctive relief and specific performance, and/or terminate this Agreement. Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Owner Event of Default. The Servicer may waive any default by the Owner in the performance of their obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Owner Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

TERMINATION; TRANSFER OF REO PROPERTIES

Section 8.01    Termination of Agreement.

(a)        The initial term of this Agreement shall be eighteen (18) months. Such initial term shall be automatically renewed for successive 6-month periods, unless, at least sixty (60) days prior to the last Business Day of the initial term or any successive term, either Owner or the Servicer notifies the other parties hereto that it is terminating this Agreement as of the last Business Day of the initial term or applicable successive term, without cause. No fee or penalty shall be payable to the Servicer in connection with any termination of this Agreement without cause.

(b)        Termination pursuant to this Section or as otherwise provided herein shall be without prejudice to any rights of the Owner, Servicer or Property Manager which may have accrued through the date of termination hereunder. Upon such termination, the Servicer shall (i) remit all funds in the General Purpose Account, or cause all funds in the Property Operating Accounts to be remitted, to the Owner or such other Person designated by the Owner; (ii) deliver, or cause to be delivered, all related Property Files to the Owner or to Persons designated by the

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Owner; and (iii) fully cooperate with the Owner and any new servicer to effectuate an orderly transition of Servicing of the related REO Properties. Upon such termination, any Asset Servicing Fees or any compensation due to a Property Manager which remain unpaid or unreimbursed shall be remitted by the Owner to the Servicer within ten (10) Business Days after the Owner’s receipt of an itemized invoice therefor.

Section 8.02    Servicer’s Obligations After Termination.  The Servicer shall, for a period of 90 days after termination, make itself available to consult with and advise Owner or others regarding operation and maintenance of the REO Properties. Servicer shall, or shall cause its agents or representatives to:

(a)        within thirty (30) days after termination, deliver to Owner or its designee all Property Documents relating to each REO Property that are in the Servicer’s or any Property Manager’s possession and all funds to which the Owner is entitled hereunder or under the Property Documents that have been received by Servicer or Property Manager;

(b)        within thirty (30) days after termination, assign, transfer or convey as directed by Owner all lease files, service contracts and personal property relating to or used in operation and maintenance of the REO Properties, except any personal property paid for and owned by Servicer or any Property Manager; and

(c)        within thirty (30) days after termination, cause each Property Manager, at its cost and expense, to remove signs it placed at the REO Properties advertising its services and restore any resulting damage; provided, that no Owner-owned signs shall be removed.

Section 8.03    Transfer of REO Properties.

(a)        The Servicer acknowledges that any or all of the REO Properties may be sold, transferred, assigned or otherwise conveyed by the Owner to any third party without the consent or approval of the Servicer and without regard to whether a Servicer Event of Default has occurred. Any such transfer shall constitute a termination of this Agreement with respect to such REO Properties, subject to the Owner’s notice requirements under Section 8.03(b) and payment of accrued fees and expenses as provided in Section 8.01(b). The Servicer shall cooperate in good faith with the transfer of servicing of any sold or transferred REO Properties as directed by the Owner and shall transfer any funds in the related REO Account and deliver the related Property File to the Person designated by the Owner. The Owner acknowledges that the Servicer shall not be obligated to perform Servicing with respect to such transferred REO Properties for any such third party unless and until the Servicer and such third party execute a servicing agreement having terms which are mutually agreeable to the Servicer and such third party.

(b)        Until the Servicer receives written notice from the Owner of the sale, transfer, assignment or conveyance of one or more REO Properties, the Owner shall be presumed to be the owner and holder of such REO Properties, the Servicer shall continue to earn Asset Servicing Fees and Property Manager shall continue to earn Property Management Fees with respect to such REO Properties and the Servicer shall continue to perform its Servicing obligations with respect to such REO Properties.

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ARTICLE IX

MISCELLANEOUS PROVISIONS

 Section 9.01    Amendment; Waiver; Assignment.

 No term or provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and is signed by the party against whom such amendment or waiver is sought to be enforced. Except as provided in Section 2.02 or 6.01, this Agreement may not be assigned in whole or in part without the written consent of the parties hereto.

 Section 9.02    Governing Law and Jurisdiction.

 (a)        THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

 (b)        Owner and the Servicer hereby irrevocably and unconditionally:

(i)        submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)       waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)      consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the

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manner provided in Section 9.03 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)      agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)       in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)          EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 9.02.

Section 9.03       Notices.

All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including email and facsimile transmission) and shall be given:

(i)        If to the Owner:

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park, Bldg. 2

Wellesley Hills, MA 02481

Facsimile:                    (redacted phone number)

Attention:                    (redacted name)

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With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax No.:                   (redacted phone number)

Attention:                   (redacted name)

Email:                   (redacted email)

(ii)        if to the Servicer, at:

c/o Sun Life Assurance Company of Canada

One Sun Life Executive Park, SC 1303

Wellesley Hills, MA 02481

Facsimile:                    (redacted phone number)

Attention:                                                                       (redacted name and title)

Email:                    (redacted email)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 9.03. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

To the extent that any demand, notice or communication hereunder is given to the Servicer by a Responsible Officer of either Owner, such Responsible Officer shall be deemed to have the requisite power and authority to bind such Owner with respect to such communication, and the Servicer may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication. To the extent that any demand, notice or communication hereunder is given to the Owner by a Responsible Officer of the Servicer, such Responsible Officer shall be deemed to have the requisite power and authority to bind the Servicer with respect to such communication, and the Owner may conclusively rely upon and shall be protected in acting or refraining from acting upon any such communication.

Section 9.04     Severability of Provisions.

If one or more of the provisions of this Agreement shall be for any reason whatever held invalid or unenforceable, such provisions shall be deemed severable from the remaining covenants, agreements and provisions of this Agreement and such invalidity or unenforceability shall in no way affect the validity or enforceability of such remaining provisions or the rights of any parties thereunder. To the extent permitted by law, the parties hereto hereby waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect.

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Section 9.05    Inspection and Audit Rights.

The Servicer agrees that, on reasonable prior notice, it will permit any agent or representative of the Owner, during the Servicer’s normal business hours, to examine all the books of account, records, reports and other papers of the Servicer relating to the related REO Properties, to make copies and extracts therefrom, to cause such books to be audited by accountants selected by the Owner, and to discuss matters relating to the related REO Properties with the Servicer’s officers, employees and accountants (and by this provision the Servicer hereby authorizes such accountants to discuss with such agents or representatives such matters), all at such reasonable times and as often as may be reasonably requested. Any expense incident to the exercise by the Owner of any right under this Section shall be borne by the Owner.

Section 9.06    Binding Effect; No Partnership; Counterparts.

The provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto. Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties hereto and the services of the Servicer shall be rendered as an independent contractor for the Owner. For the purpose of facilitating the execution of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument.

Section 9.07    Protection of Confidential Information.

The Servicer shall keep confidential and shall not divulge to any party, without the Owner’ prior written consent, any information pertaining to the related REO Properties except to the extent that (a) it is appropriate for the Servicer to do so (i) in working with legal counsel, auditors, other advisors, taxing authorities or other governmental or quasi-governmental agencies (including the National Association of Insurance Commissioners and the Securities Valuation Office) or similar organization or any other regulatory or quasi-regulatory body having jurisdiction over Servicer, (ii) in accordance with Accepted Servicing Practices, or (iii) when required by any law, regulation, ordinance, court order, subpoena or regulatory or quasi regulatory body, or (b) the Servicer is disseminating general statistical information relating to the properties being serviced by the Servicer (including the REO Properties) so long as the Servicer does not identify the Owner.

Section 9.08    General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)        the terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b)        accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

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(c)        references herein to an “Article,” “Section,” or other subdivision without reference to a document are to the designated Article, Section or other applicable subdivision of this Agreement;

(d)        reference to a Section, subsection, paragraph or other subdivision without further reference to a specific Section is a reference to such Section, subsection, paragraph or other subdivision, as the case may be, as contained in the same Section in which the reference appears;

(e)        the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular provision;

(f)        the term “include” or “including” shall mean without limitation by reason of enumeration; and

(g)        the Article, Section and subsection headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning of the provisions contained therein.

Section 9.09    Further Agreements.

The Servicer and the Owner each agree to execute and deliver to the other such additional documents, instruments or agreements as may be reasonably requested by the other and as may be necessary or appropriate to effectuate the purposes of this Agreement.

[NO FURTHER TEXT ON THIS PAGE]

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IN WITNESS WHEREOF, the Owner and the Servicer have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), as Owner

By:
Name:
Title:

By:
Name:
Title:

SUN CAPITAL ADVISERS LLC, as Servicer

By:
Name:
Title:

By:
Name:
Title:

Signature Page to Sun Life Assurance Real Estate Servicing Agreement

SCHEDULE A

REO PROPERTY SCHEDULE

                                      (redacted in entirety due to commercially sensitive information)

Sched. A-1

Exhibit A

Servicer Data Maintenance and Reporting Obligations

Monthly Reports.

By the 12th Business Day of each month, Servicer shall deliver to Owner a monthly report on a cash basis for each REO Property, which shall include an operating statement, delinquency report, rent roll and leasing update for the immediately preceding monthly accounting period. Servicer shall also supply any other statements for the REO Properties reasonably requested by Owner, prepared under Owner’s designated basis of accounting.

Annual Reports

Within 45 days after each calendar end, Servicer shall deliver to Owner an annual report on an accrual basis for each REO Property, which shall include an annual operating statement.

Accounting Reports

NOTE: Owner shall provide Servicer with an accounting policy and Owner shall be responsible for providing technical updates to the accounting policy to Servicer, if applicable. Servicer will be given reasonable advance notice of any accounting system changes that Servicer needs to implement due to new accounting requirements, so that there is adequate time for such requirements to be implemented.

Servicer to provide the following to Owner with respect to the REO Properties:

—	detailed ledger feed to Owner using existing structure and accounts - ongoing
—	monthly holdings report (key financial information) from source system (MRI) reconciled to the Owner’s General Ledger for USGAAP and NAIC, within ten (10) Business Days after month end
—	monthly property operating bank account reconciliations, within fifteen (15) Business Days after month end
—	monthly concentration bank account reconciliations, within ten (10) Business Days after month end
—	monthly depreciation and amortization summary, within ten (10) Business Days after month end
—	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	quarterly income trending analysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	quarterly impairment anlaysis for USGAAP and NAIC, within ten (10) Business Days after month end
—	support Owner in its quarterly USGAAP reporting (specific deliverables to be mutually agreed on between Servicer and Owner)

A-1

—	support Owner in its quarterly NAIC reporting (specific deliverables to be mutually agreed on between Servicer and Owner)
—	support for annual Financial Statement audit for a property

Annual Budgets

By October 15 of each year, Servicer shall deliver to Owner a detailed proposed budget, estimated income and estimated operational and capital expenses, on a cash basis, for each REO Property for the next succeeding calendar year, as well as other pertinent information requested by Owner. Owner will consult with Servicer on any Owner changes to the proposed budget. Owner’s written approval of the proposed budget, as modified by consultation between Owner and Servicer (if applicable), shall be given no later than November 15 of each year. If written approval for the proposed budget has not been received by Servicer by November 15th, the proposed budget shall be deemed to be the approved budget.

Quarterly Phone Calls between Servicer and Owner to discuss the REO Properties.

A-2

Exhibit B

CONSTRUCTION MANAGEMENT FEE SCHEDULE

Construction Management Fee Schedule for owner approved projects using Property Manager’s construction manager:

Amounts up to and including $25,000	(redacted amount)
Amounts from $26,000 to $75,000	(redacted amount)
Amounts exceeding $75,000 To be negotiated in writing per project
Construction oversight using property management personnel:
Amounts up to and including $25,000	(redacted amount)
Amounts exceeding $25,000	(redacted amount)

B-1

Exhibit C

SUN LIFE STANDARD FORM OF PROPERTY MANAGEMENT AGREEMENT

MANAGEMENT AGREEMENT

BETWEEN

SUN LIFE ASSURANCE COMPANY OF CANADA

a member of the Sun Life Financial group of companies

(“OWNER”)

AND

(“INDEPENDENT CONTRACTOR”)

Regarding

(SL# insert Sun Life property numbers here)

(the “PROJECT”)

1.	Appointment of Independent Contractor

	1.1		Tax Identification Number

2.	Management Services of Independent Contractor

	2.1		Preparation
	2.2		Duty.
	2.3		Management of the Project
	2.4		Use and Maintenance of the Project
	2.5		Specific Duties of Independent Contractor
		A.	Collect Money.
		B.	Obligations Under Basic Documents.
		C.	Taxes and Insurance.
		D.	Repairs and Maintenance.
		E.	Equipment and Supplies.
		F.	Tax Assessments.
		G.	Insurance Coverage.
		H.	Personnel.
		I.	Other Services.
		J.	Compliance With Laws.
		K.	Notices.
		L.	Legal Proceedings and Litigation.
		M.	Property Management Manual.
		N.	Tenants.

3.	Approval of Contracts

4.	Compensation

	4.1		Compensation for Management Services
	4.2		Compensation for Construction Management Services

5.	Accountings, Records, Reports

	5.1		Records.
	5.2		Monthly Reports
	5.3		Annual Budgets
	5.4		Employment Laws
	5.5		Contingency Planning
6.	EXPENSES
	6.1		Expenses of Owner
	6.2		Reimbursement for Expense

7.	Indemnities AND INSURANCE

8.	Term and Termination

	8.1	Term.
	8.2	Termination by Owner
	8.3	Termination By Either Party
	8.4	Independent Contractor’s Obligations After Termination

9.	No Employee Status or General Agency

10.	Assignment

11.	Powers of owner’s regulators

12.	No Waiver

13.	Notices

14.	Captions

15.	Applicable Law

16.	Entire Agreement

EXHIBIT ONE: Schedule of Properties.

EXHIBIT TWO: Construction Management Fee Schedule

EXHIBIT THREE: Independent Contractor’s Annual Certification.

MANAGEMENT AGREEMENT

THIS AGREEMENT is made this        day of                                 , 201    , by and between Sun Life Assurance Company of Canada (“Owner”), and                                                              , (“Independent Contractor”);

WITNESSETH:

WHEREAS, Owner owns a parcel of land in                             ,                              County,                                      and                  building(s) containing approximately                  square feet situated thereon (the land, building(s) and other associated improvements referred to as the “Project”); and

WHEREAS, Owner wishes to retain services of Independent Contractor as manager of the Project with responsibilities for managing, operating, maintaining and servicing the Project and for performing, as directed by Owner, Owner’s obligations:

(i)	as landlord under present and future leases in the Project;

(ii)	as grantor or mortgagor under any deed of trust or mortgage encumbering the Project;

(iii)	as party to easements affecting the Project;

(iv)	otherwise as Owner of the Project;

(all documents contemplated in subparagraphs i  -  iv, collectively, the “Basic Documents”);

WHEREAS, Independent Contractor wants to perform responsibilities of managing, operating, maintaining and servicing the Project and other obligations of Owner under the Basic Documents;

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1.	Appointment of Independent Contractor.

Owner hereby appoints Independent Contractor as manager of the Project with responsibilities, terms, and conditions stated herein, and Independent Contractor accepts the appointment.

1.1      Tax Identification Number.

Independent Contractor’s tax identification number is                                 .

2.	Management Services of Independent Contractor.

2.1      Preparation.

Independent Contractor acknowledges receipt of books and records for operation of the Project, personal property on the Project belonging to Owner, leases, and service contracts for maintenance and operation of the Project made available to Independent Contractor by Owner, the previous management company or another party. After the effective date of this Agreement, Independent Contractor shall identify and submit to Owner lists of the following: books and records of Owner, personal property, and existing service contracts, if any.

2.2      Duty.

Within 30 days of the date of this Agreement, Independent Contractor shall have become familiar with all matters relating to operating the Project, including Owner’s Property Management Manual, books, records, personal property, service contracts, layout, construction, lighting, heating, plumbing, ventilation systems, and all other machinery or equipment of the Project.

2.3      Management of the Project.

Independent Contractor shall use best efforts to serve Owner as a professional property manager of the Project and shall diligently and vigilantly manage, operate, maintain and service the Project as directed by Owner. Services of Independent Contractor shall be performed at least as well as those by professional managers of other similar                      buildings in the market area. Independent Contractor shall make available to Owner the full benefit of the judgment, experience and advice of members of Independent Contractor’s organization and staff in operating the Project and will perform services reasonably requested by Owner in operating, maintaining, servicing, and improving the Project.

Additionally, Independent Contractor shall use best efforts to cooperate and coordinate with Owner, its leasing agents, and other agents to provide Owner with required information and services related to the Project. Without limitation, these services shall include monthly reporting, annual budgeting, periodic updating of market information, and coordinating with leasing agents in leasing activity.

2.4      Use and Maintenance of the Project.

Independent Contractor shall not knowingly permit use of the Project for any purpose which might (i) void Owner’s insurance policies, (ii) render any insured loss uncollectable or increase premiums because of the nature of occupancy, storage of substances, or use by tenants, or (iii) violate governmental restrictions. Independent Contractor shall operate and maintain the Project under the highest standards consistent with Owner’s plans. Independent Contractor shall do all acts reasonable, necessary and proper to discharge its duties under this Agreement, including using best efforts to enforce all provisions of the Basic Documents.

2.5      Specific Duties of Independent Contractor.

Independent Contractor shall, among others, have the following duties and perform the following services:

A.	Collect Money.

Request, demand, collect, receive and receipt for collected sums rent, other payments from lessees, and other sums due Owner in the ordinary course of business. All money collected by Independent Contractor shall be deposited in a separate bank account as directed by Owner and as outlined in the Owner’s Property Management Manual (“General Purpose Account”). Owner’s funds shall not be commingled with Independent Contractor’s funds.

B.	Obligations Under Basic Documents.

Perform and comply with all obligations, terms and conditions required of Owner under the Basic Documents relating to managing, operating, maintaining, and servicing the Project, including without limitation, timely paying amounts due under the Basic Documents, so that Owner’s interest as Owner and Landlord shall be preserved and so that no default of Owner shall occur under the Basic Documents. After required disbursement of funds under this Agreement, and after establishing a cash reserve not greater than $1,500.00, the balance remaining in the General Purpose Account when each monthly report is complete (see Section 6) shall be transferred to Owner or its designee along with the monthly report.

C.	Taxes and Insurance.

Duly and punctually pay real estate taxes, assessments and insurance premiums (unless so provided by Owner) for the Project before default or imposition of penalties or interest and in time to take advantage of available discounts, if so directed by Owner.

D.	Repairs and Maintenance.

Perform repairs and maintenance on buildings, appurtenances and grounds of the Project as required of Owner under the Basic Documents and according to Owner’s standards. Non-budgeted expenses may not exceed $5,000.00 for each item repaired or replaced, unless specifically authorized in advance by Owner. Emergency repairs immediately necessary for preservation and safety of the Project or protection of life or property may be made by Independent Contractor without prior approval of Owner, provided that (1) Independent Contractor has made reasonable efforts to reach Owner to inform it of the situation, and (2) immediately after emergency repairs are made, Independent Contractor sends Owner a report of repairs so made and the cost thereby incurred.

E.	Equipment and Supplies.

Arrange for furnishing utility, maintenance and other services to the Project and acquiring equipment and supplies necessary for managing, operating, maintaining and servicing the Project as required of Owner under the Basic Documents. However, expenses for non-budgeted purchases of any single piece of equipment or order of supplies in excess of $1,000.00 shall not be incurred without the prior written consent of Owner.

F.	Tax Assessments.

Inform Owner of change in real or personal property assessments or taxes relating to the Project; recommend advisability of contesting either tax validity or amount; and assist Owner in providing requested data to Owner’s approved tax consultant.

G.	Insurance Coverage.

If requested by Owner, secure and maintain all forms of insurance required by law, this Agreement, or Owner, including but not limited to public liability insurance, fire and extended coverage insurance on an agreed amount replacement cost basis, burglary and theft insurance, flood, earthquake, and boiler insurance. Insurance coverage shall be with companies, in amounts, and with beneficial interests appearing as acceptable to Owner and shall otherwise conform to requirements of the Basic Documents. Should Owner place its insurance coverage directly, Owner shall provide Independent Contractor with a copy of the certificate of insurance. Independent Contractor shall immediately both investigate and report in writing to Owner and Owner’s risk manager all accidents, claims, or damage relating to ownership, operation and maintenance of the Project, damage or destruction to the Project, and estimated repair cost. Independent Contractor shall also prepare related reports required by any insurance company in a timely fashion. Independent Contractor shall have no right to settle, compromise or otherwise dispose of claims, demands or liabilities, whether or not covered by insurance, without prior consent of Owner.

H.	Personnel.

Employ personnel as Independent Contractor’s employees, not those of Owner, as necessary to perform Independent Contractor’s obligations under this Agreement. Employees who handle or have responsibility for funds belonging to Owner shall be bonded at Independent Contractor’s expense by a fidelity bond or insurance policy in an amount and with a company approved by Owner. A copy of the bond or insurance policy shall be furnished to Owner.

I.	Other Services.

Perform other services typical in operating similar type buildings (i.e., office, industrial, retail), including services typically performed in the locality for lessees of similar premises, without additional charge. If Independent Contractor provides services to lessees in addition to the above for which a separate charge is made (“Additional Services”), a separate charge for Additional Services shall be made to the lessees served. Separate charges for Additional Services shall be retained for the account of Owner. Costs and expenses of furnishing Additional Services shall be paid by Independent Contractor on behalf of Owner, and net profit or loss shall accrue to the account of Owner. Gross income from vending or other coin-operated machines or concessions shall be retained by Independent Contractor for the account of Owner. Unless Independent Contractor is otherwise compensated for rendering Additional Services, amounts received from Additional Services shall be included in Gross Rental Receipts to calculate the Management Fee in Section 4.

J.	Compliance With Laws.

After notice to and consent of Owner, take necessary actions to comply with orders or requirements of a federal, state, county or municipal authority affecting the Project, as well as orders of the Board of Fire Underwriters and similar bodies. Independent Contractor shall suggest that Owner comply, question or challenge orders or requirements as Independent Contractor believes appropriate.

K.	Notices.

Independent Contractor shall immediately deliver to Owner any notices from a mortgagee, ground lessor, tenant or other party under the Basic Documents, as well as notices from governmental or agency officials.

L.	Legal Proceedings and Litigation.

Independent Contractor shall seek Owner’s approval to institute legal proceedings in the name of and at the expense of Owner, including those for collection of rent and other charges, enforcement of lease terms, and disposition of lessees and other persons from the Project. Owner may choose or substitute counsel in approved litigation.

Independent Contractor shall advise Owner of threatened litigation against either the Project or Owner and shall, immediately upon service, notify Owner of project-related litigation against Owner, the Project or Independent Contractor.

M.	Property Management Manual.

All obligations and procedures set forth in Owner’s most recent Property Management Manual are incorporated into Independent Contractor’s specific duties.

N.	Tenants.

Independent Contractor shall maintain professional, businesslike relationships with tenants of the Project. Tenant requests, observations, and complaints shall be logged, considered, and if appropriate, acted upon. Records shall be maintained to show the disposition of such interactions. Serious complaints, after investigation by Independent Contractor, shall be reported to Owner with recommendations.

O. Annual Certification

Independent Contractor shall confirm and certify to Owner compliance with the Management Agreement, as set forth in Exhibit Three attached hereto and made a part of this Agreement. Independent Contractor shall deliver a signed Exhibit Three to Owner upon execution of this Agreement and subsequently each year thereafter as part of the annual budget.

3.	Approval of Contracts.

Independent Contractor shall not bind Owner in any contract or agreement without Owner’s prior written consent. However, in the ordinary course of managing and operating the Project, Independent Contractor may: (i) acquire utility, maintenance or other services or (ii) furnish services to lessees in the Project, but only if the service agreement (a) has a thirty (30) day cancellation provision, with or without cause, requiring no premium, fee or penalty; and (b) is consistent with the in-force business plan and budget. Independent Contractor shall not hold itself out as having authority to approve contracts or agreements without prior approval of Owner, except as provided herein.

4.	Compensation.

4.1      Compensation for Management Services.

Owner shall pay Independent Contractor as compensation for management services (“Management Fee”) the greater of (a) an amount equal to          percent (      %) of the “Gross Rental Receipts” collected monthly, or (b) a fee of $                      per month (the “Basic Fee”), as outlined in Exhibit One attached hereto and made a part of this Agreement. Either form of compensation shall be paid in the same month income is collected and/or during the accounting period described in Section 5.2.

In addition to the Management Fee or Basic Fee above, and in lieu of any other payments to Independent Contractor for its cost of doing business such as (i) all general, administrative and overhead expenses; (ii) wages, salaries and compensation of on-site and off-site personnel (not including maintenance technician or engineer hourly labor charges billed separately), and supervisory management employed by Independent Contractor; (iii) accounting, cell phones and other related mobile communication devices, telephone, fax, internet, computers and other related devices, office supplies, copy charges, express and regular mail, mileage, uniforms, entertainment, software and software licensing or fees, and (iv) all other costs of Independent Contractor directly allocable to performing its duties under this Agreement and related exclusively to the Project, Owner shall pay to Independent Contractor a fixed monthly amount of $                      , as outlined in Exhibit One attached hereto and made a part of this Agreement (“Administrative Fee”). The Administrative Fee shall be paid as a flat monthly fee. Any shortfall with respect to the Administrative Fee is the responsibility of Independent Contractor. Accordingly, Independent Contractor shall not be entitled to compensation or reimbursements of any kind except the Management Fee or Basic Fee, Administrative Fee, and Construction Management Fee as described below.

The term “Gross Rental Receipts” includes all gross receipts (but not sums attributable to capital, under normal accounting practice) derived from the operation of the Project, including, without limitation, rent, percentage rent, late fees, reimbursements of recoverable operating expenses, separate charges for Additional Services to lessees pursuant to Section 2.5(I) above, and other money received from lessees.

Gross Rental Receipts excludes (a) payments made to cancel or surrender a lease, or (b) application of security deposit upon default, repair of damage, or application of security deposit to a lease cancellation fee and amortized tenant improvements. Gross Rental Receipts also shall not include settlements, maintenance costs, rent tax and sales tax paid by Owner, or condemnation proceeds, tax abatements or security or other deposits.

4.2      Compensation for Construction Management Services.

Compensation, if any, for planning and managing capital improvements, replacement and construction work is outlined in Exhibit Two and must have prior written approval of Owner.

For approved projects , Owner shall compensate Independent Contractor per the schedule outlined in Exhibit Two for finished construction costs for planning and managing capital improvements, replacement and construction work. Capital improvements, replacement and construction work may include tenant improvements, re-roofing (but not normal roof repairs), rebuilding after major casualty, and substantial common area rehabilitation and replacements, all of which shall be approved in advance by Owner in writing.

5.	Accountings, Records, Reports.

5.1      Records.

Independent Contractor shall maintain, but Owner shall own, a comprehensive system of office records, books, and accounts, all of which Independent Contractor shall keep safe, confidential, available, and separate from other records. Owner, and others designated by Owner, shall at all times have the right to audit the records, accounts and books, vouchers, files, back up control systems, and other material pertaining to the Project and this Agreement. Additionally, at its expense, Owner or its designee may hire an independent auditor to complete an audit. Independent Contractor will cooperate with and give reasonable assistance to any auditor or accountant retained by Owner to examine project statements or other records.

5.2      Monthly Reports.

By the eighth (8th) calendar day of each month, Independent Contractor shall deliver to Owner a “Monthly Report” as defined in Owner’s Property Management Manual. The Monthly Report shall cover the immediately preceding accounting period. Independent Contractor shall also supply any other statements for the Project requested by Owner, all prepared under Owner’s designated basis of accounting.

5.3      Annual Budgets.

By September 1 of each year, or another date specified in writing by Owner, Independent Contractor shall deliver to Owner a detailed budget in format requested by Owner, estimated income and estimated operational and capital expenses, on a cash basis, for Owner’s next succeeding calendar year, as well as other pertinent information requested by Owner or as described in Owner’s most recent Property Management Manual.

5.4      Employment Laws.

Independent Contractor shall comply with all laws relating to employment of Independent Contractor’s employees.

5.5        Contingency Planning.

No later than ten (10) days after entering this Agreement, Independent Contractor shall submit to Owner for Owner’s reasonable approval a disaster recovery and contingency plan, providing for both continuation of Independent Contractor’s duties and preservation of information in the event of systems breakdowns or disasters (“Contingency Plan”). The proposal shall detail how services would be delivered during various disaster scenarios. The Contingency Plan shall become a part of this Agreement.

6.	Expenses.

6.1      Expenses of Owner.

Owner shall pay the costs of operating the Project, but only according to the annual approved budget or as separately authorized in writing by Owner.

6.2      Reimbursement for Expense.

Payments made by Independent Contractor to perform its duties under this Agreement shall be from funds provided by Owner in the General Purpose Account. If Independent Contractor advances money voluntarily with Owner’s approval, to pay required expenses, Owner shall, upon notice from Independent Contractor, promptly reimburse Independent Contractor, without interest. Owner shall seek to maintain in the General Purpose Account under Section 2.5(A) sufficient funds for Independent Contractor to perform its duties.

7.	Indemnities and Insurance.

7.1       Owner’s Indemnification.

Owner agrees to indemnify and hold Independent Contractor harmless from damage or injuries to persons or property wholly caused by intentional or negligent acts of Owner.

Owner shall defend promptly at its expense any claim or action brought against Independent Contractor for damage or injuries where Owner has agreed to indemnify Independent Contractor, and Owner shall hold harmless and fully indemnify Independent Contractor from any resultant judgment, loss, or settlement.

7.2         Owner’s Insurance.

Owner shall maintain public liability, contractual liability (specifically insuring the indemnity provisions contained in Section 7.1), steam boiler (if applicable), and other insurance for protection of the interests of Owner and Independent Contractor, adding Independent Contractor as a named insured. The amount of coverage in each policy shall be five million dollars ($5,000,000). A Certificate of Insurance for each policy issued to Owner shall be delivered to Independent Contractor upon Independent Contractor’s written request. Owner shall have the right to self-insure any or all of its insurance obligations under this Agreement.

7.3         Waiver of Subrogation.

Owner and Independent Contractor shall each procure clauses or endorsements for their policies related to the Project, whereby the insurer waives subrogation or consents to a waiver of right of recovery against the other party, and Owner and Independent Contractor shall not seek to recover against one another for loss or damage to property of the type covered by such insurance.

7.4         Independent Contractor’s Indemnity

Independent Contractor shall indemnify and hold Owner and its affiliate corporations, as well as its employees, officers, and directors, harmless from actions, demands, liabilities, attorney’s fees and other expenses arising from performance or non-performance by Independent Contractor (or by Independent Contractor’s employees, agents, or contractors) of its obligations under this Agreement, or due to any actual or alleged negligence, dishonesty, or act by Independent Contractor or its employees, agents, or contractors; and if any suit or proceeding shall (either during or after the term of this Agreement) be brought against Owner because of such claim, Independent Contractor, if Owner so requests, shall defend the action, at the sole expense of Independent Contractor, by counsel acceptable to Owner.

7.5     Independent Contractor’s Insurance.

Independent Contractor shall maintain Worker’s Compensation Insurance in at least the amounts required in the state where the Project is located; Employer’s Liability Insurance with liability limits of not less than five hundred thousand dollars ($500,000); Comprehensive General Liability Insurance with liability limits of not less than five million dollars ($5,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence, including blanket Contractual Liability (specifically insuring the indemnity provisions in Section 7.4 above) and Broad Form Property Damage coverage; Errors & Omissions Insurance with liability limits not less than five million dollars ($5,000,000); and Automobile Insurance (comprehensive form) covering Independent Contractor’s vehicles with liability limits of not less than one million dollars ($1,000,000) combined single limit for bodily injury, personal injury and property damage as a result of any one occurrence. Independent Contractor also shall obtain a Fidelity Bond in the amount of five hundred thousand dollars ($500,000) to cover dishonest acts of Independent Contractor’s employees. Independent Contractor shall furnish Owner with Certificates of Insurance for required coverage, naming Owner (and any other party Owner may designate) as an additional named insured, and stipulating that insurance will not be reduced or cancelled without thirty (30) days prior written notice to Owner.

8.	Term and Termination.

8.1      Term.

The term of this Agreement is one year, subject to provisions of the following subparagraphs, and commencing on                                 . This Agreement shall be extended automatically for yearly terms unless terminated as provided below.

8.2      Termination by Owner.

Owner may terminate this Agreement if: (a) in Owner’s sole opinion, Independent Contractor has mismanaged the Project or has been negligent in management, operation, maintenance or servicing of the Project or has otherwise defaulted in performing its obligations; (b) a receiver, liquidator or trustee of Independent Contractor is appointed by court order; a petition to liquidate or reorganize Independent Contractor is filed against Independent Contractor under any bankruptcy, reorganization or insolvency law and not vacated or dismissed within 60 days; Independent Contractor files a petition in bankruptcy or requests reorganization under any provision of bankruptcy, reorganization or insolvency laws; Independent Contractor makes an assignment to benefit its creditors; or Independent Contractor is adjudicated as bankrupt; (c) present management of Independent Contractor materially changes by acquisition or merger of Independent Contractor by or with another entity or otherwise; (d) after damage or destruction to the Project, Owner decides not to rebuild or restore the Project, or there is a taking by condemnation or similar proceeding of a substantial portion of the Project; (e) Owner’s regulator seizes control of Owner and determines that Independent Contractor’s services are unnecessary, or (f) Owner transfers ownership of the Project. Termination shall be effective either (i) upon receipt of written notice of termination given by Owner to Independent Contractor, (ii) upon another date specified by Owner in its written notice, or (iii) upon sale of the project by Owner.

8.3      Termination By Either Party.

During the term of this Agreement, either party may terminate this Agreement without cause upon 30 days’ prior written notice to the other.

8.4      Independent Contractor’s Obligations After Termination.

Obligations of the parties (except those in Section 7 regarding indemnities) shall end on termination of this Agreement, except that Independent Contractor shall comply with applicable provisions of this section and shall be entitled to receive compensation due at the time of termination, provided that within thirty (30) days after termination, Independent Contractor shall:

A.        Deliver to Owner or its designee, originals or copies of all of the Project’s books and records and Owner’s funds received by Independent Contractor under this Agreement or any of the Basic Documents; and

B.        Assign, transfer or convey as directed by Owner all lease files, service contracts and personal property relating to or used in operation and maintenance of the Project, except any personal property paid for and owned by Independent Contractor. Independent Contractor shall, at its cost and expense, remove signs it placed at the Project advertising its services and shall restore resulting damage. However, Owner-owned signs shall not be removed. Independent Contractor shall also, for 90 days after termination, make itself available to consult with and advise Owner or others regarding operation and maintenance of the Project.

9.	No Employee Status or General Agency.

Independent Contractor and its employees are not employees of Owner. Independent Contractor shall be responsible for and supervise its employees, those of any affiliate, and persons performing services to fulfill Owner’s obligations in operation of the Project. Independent Contractor shall determine the manner and time of performance of all acts hereunder. The agency of Independent Contractor is a special agency limited to the Project and the specific services described in this Agreement. The scope of Independent Contractor’s authority as agent of Owner shall be strictly construed.

10.	Assignment.

Independent Contractor may not assign this Agreement without prior written approval of Owner, but if assignment is approved, the Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.

11.	POWERS OF OWNER’S REGULATORS.

Should Owner’s state or federal regulators choose to either (1) examine Owner’s business practices or (2) seize control of Owner, the regulators may, as appropriate, exercise any of Owner’s powers under this Agreement, including Owner’s audit rights.

12.	No Waiver.

Failure of Owner to seek redress for breach or to insist upon strict performance of any covenant, agreement, provision or condition of this Agreement shall not constitute waiver, and Owner shall thereafter have the right to performance and remedies provided in the Agreement and by applicable law.

13.	Notices.

Required notices, demands, statements and communications shall be written and sent by registered or certified mail or by nationally recognized overnight delivery service to the parties as follows:

OWNER:

SUN LIFE ASSURANCE COMPANY OF CANADA
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
ATTENTION:

INDEPENDENT CONTRACTOR:

ATTENTION:

or to another address designated in writing by either party.

14.	Captions.

Captions are for convenience and do not define, limit, or proscribe scope or intent of this Agreement.

15.	Applicable Law.

This Agreement shall be construed under the laws of the Commonwealth of Massachusetts.

16.	Entire Agreement.

This Agreement embodies the entire understanding of the parties and incorporates any prior written or oral agreements.

OWNER SUN LIFE ASSURANCE COMPANY
OF CANADA

By:

By:

Date:

INDEPENDENT CONTRACTOR

Name:

By:

Its

Date:

EXHIBIT ONE

SCHEDULE OF PROPERTIES

This schedule is a part of that Property Management Agreement Dated                                         201    .

SL#	Property Address	Management Fee (%)	Basic Monthly Fee	Monthly Administrative Fee

Per Paragraph 6.1 Expenses of Owner, the following is a schedule of the maintenance technician or engineer salary which will incorporate salary, benefits, mileage, cell phone etc. Maintenance technician and engineer time will be reimbursed only for actual maintenance and engineering duties and is not intended to replace the duties of the property manager.

Engineer           $35.00 per hour inclusive

EXHIBIT TWO

CONSTRUCTION MANAGEMENT FEE SCHEDULE

Construction Management Fee Schedule for owner approved projects using Independent Contractor’s construction manager:

Amounts up to and including $25,000	(redacted amount)
Amounts from $26,000 to $75,000	(redacted amount)
Amounts exceeding $75,000	To be negotiated in writing per project

Construction oversight using property management personnel:
Amounts up to and including $25,000	(redacted amount)
Amounts exceeding $25,000	(redacted amount)

EXHIBIT THREE

INDEPENDENT CONTRACTOR’S ANNUAL CERTIFICATION

                                                 , as an authorized signatory for Independent Contractor for the management of                                                              , as per the term of the Management Agreement dated                                 , certifies to the following:

Independent Contractor has:

—

Read the Management Agreement for the Project to which it is a party, as well as the Property Management Manual. It is fully aware of all of its responsibilities per these documents and is in full compliance with such obligations.

—

Fully reviewed with its insurance agent all of Independent Contractor’s insurance obligations per the Management Agreement and is in full compliance with them (or has received written exception from Owner, as attached hereto).

—	Made best efforts to limit access to any bank account passwords.

—

Conducted regular inspections of the Project(s), per the Management Agreement and Property Management Manual. Observations of any environmental hazards and/or concerns noted during such inspections were disclosed to the Owner, in a timely fashion.

—	All vendors are unrelated third parties unless specifically approved by Sun Life.

—

Ensured compliance with Owner’s Accounting and Segregation of Duties requirements as outlined in the Owner’s most recent Property Management Manual. Please list name and title for the person responsible for the following duties at your firm.

A. - Accounts Receivable
1.	Individual entering initial lease information into MRI.

2.	Individual entering monthly rental checks into MRI (should not be the same individual as A1).

3.	Reconciliation of bank accounts (should not be the same individual as A1 & A2).

B. – Accounts Payable

1. Individual Ordering goods and services and approving invoice once goods/services have been received.

2. Individual entering approved invoice into MRI for payment (should not be the same individual as B1).

3. Signatories are limited to three (3) individuals. Please list the three individuals who sign the checks that are generated to pay the invoice (should not be the same individual as B1 & B2).

C. – MRI Access
1. Please list each individual in your company who is a licensed MRI access person.

INDEPENDENT CONTRACTOR

Name:

By:

Its

Date:

Exhibit D

Sun Life Standard Form of Leasing Agreement

LEASING AGREEMENT BETWEEN SUN LIFE ASSURANCE COMPANY OF CANADA a member of the Sun Life Financial group of companies (OWNER) AND (INDEPENDENT CONTRACTOR) REGARDING [SL# ] (PROJECT) D-1

1. APPOINTMENT OF INDEPENDENT CONTRACTOR
1. 1 TAX IDENTIFICATION NUMBER
2. LEASING SERVICES OF INDEPENDENT CONTRACTOR
2.1 LEASING
2.2 NO RIGHT TO APPROVE
2.3 LEASING FEE
2.4 COMMISSIONS DUE UPON TERMINATION
2.5 INDEMNITY FOR BROKER CLAIMS
2.6 COOPERATING BROKERS
3. ACCOUNTINGS, RECORDS, REPORTS
3.1 RECORDS
3.2 EMPLOYMENT LAWS; BROKER LAWS
4. COORDINATION OF EFFORTS
5. EXPENSES
5.1 EXPENSE OF OWNER
5.2 EXPENSE OF INDEPENDENT CONTRACTOR
6. INDEMNITIES
7. TERM AND TERMINATION
7.1 TERM
7.2 TERMINATION BY OWNER
7.3 TERMINATION BY EITHER PARTY
7.4 INDEPENDENT CONTRACTOR’S OBLIGATIONS AFTER TERMINATION
8. NO EMPLOYEE STATUS OR GENERAL AGENCY
9. ASSIGNMENT
10. NO WAIVER
11. NOTICES
12. CONFIDENTIALITY
13. CAPTIONS
14. APPLICABLE LAW
15. MISCELLANEOUS
16. ENTIRE AGREEMENT

SIGNATURES

LEASING AGREEMENT

THIS AGREEMENT is made this          day of             , 201    , by and between

Sun Life Assurance Company of Canada (“Owner”), and

(“Independent Contractor”):

WITNESSETH:

WHEREAS, Owner is the owner of a parcel of land in

                                                     County,                                                 together with buildings containing approximately                                           square feet, having an address of                            (the land, building and other improvements are referred to herein as the “Project”);

WHEREAS, Owner wants to retain Independent Contractor to lease the Project; and

WHEREAS, Independent Contractor wants to cooperate with and use best efforts to assist Owner in leasing space in the Project.

NOW, THEREFORE, in consideration of the foregoing and of the full and faithful performance by Independent Contractor of the terms, conditions, and obligations imposed by this Agreement, the parties agree as follows:

1.              Appointment of Independent Contractor.

Owner appoints Independent Contractor as leasing agent of the Project upon the terms and conditions detailed below, and Independent Contractor accepts the appointment.

1.1        Tax Identification Number.

Independent Contractor’s tax identification number is                         .

2.            Leasing Services of Independent Contractor.

2.1        Leasing.

 Independent Contractor will use best efforts to procure suitable tenants for available space at the Project at the best rents possible and will solicit cooperation of other licensed real estate brokers.

2.2        No Right to Approve.

Independent Contractor has no right to approve or execute a lease. Tenants and leases are subject to Owner’s prior review and approval in its sole discretion.

2.3        Leasing Fee.

—    Owner shall pay Independent Contractor commissions for new leases, lease expansions, and lease renewals and extensions (collectively, “Leases”) at the Project between tenants and Owner if the Leases are fully executed during the term of this Agreement (or as otherwise herein specified), and tenants move into the Project and commence paying rent. Commissions are both earned and payable one-half upon execution of the Lease and one-half upon rent commencement by tenant under the Lease. Leasing commissions shall be calculated by multiplying the following percentages by the total minimum base rent (excluding all payments for maintenance, utilities, real estate taxes and insurance, or sales and use tax) for the first five years of the lease term, as applicable:

Transactions without a cooperating broker:

New leases:         % to Independent Contractor

Renewals, expansions and extensions:         % to Independent Contractor

Transactions with a cooperating broker:

New leases:         % to Independent Contractor

New leases:       % to Cooperating Broker

Renewals, expansions and extensions:         % to Independent Contractor

 Renewals, expansions and extensions:         % to Cooperating Broker

—             Notwithstanding the foregoing commissions will not be paid for existing tenants that exercise renewal options at rates stated in their Lease. Commissions for new anchor leases will be negotiated in a separate written agreement between the parties.

—             Any commissions that vary from this schedule will require Owner’s prior written approval.

2.4        Commissions Due Upon Termination.

Commissions shall be payable to Independent Contractor for new leases (but not lease expansions, renewals, and extensions) fully executed within 60 days after Independent Contractor receives written notice of termination of this Agreement if (a) Independent Contractor represented Owner in active lease negotiations with a prospective tenant during the term of the Agreement and (b) Independent Contractor names the tenant on a list of prospective new tenants delivered to Owner by the last day of this Agreement and (c) such tenant moves into the Project and commences payment of rent. The list of prospective new tenants must be approved by Owner. Rights to commissions, if any, for expansions, renewals, and extensions on which Independent Contractor is working at the time Independent Contractor receives notice of the termination of this Agreement will be determined by Owner on a case-by-case basis. Independent Contractor shall have no future rights to commissions related to Leases at the Project.

If the Project is sold, commissions owed to Independent Contractor will be paid by Owner on or before the sale date.

2.5        Indemnity for Broker Claims.

Independent Contractor shall indemnify and hold Owner harmless from liability, costs, obligations, expenses (including reasonable attorney’s fees), judgments, damages, claims, and demands arising from any claim for leasing commissions, compensation, brokerage fees or other charges made against Owner by a broker, agent, finder, or other party regarding leasing in the Project if the claim, cost, expense, or liability arises from dealings of Independent Contractor, its agents, servants, or employees with the person claiming the right to compensation.

2.6        Cooperating Brokers.

Independent Contractor may work with cooperating brokers to lease space in the Project. Agreements with cooperating brokers containing commissions that vary from the fee schedule in Section 2.3 above are subject to Owner’s prior written approval.

All commission payments, whether to Independent Contractor or to Cooperating Broker shall be made by check, payable directly to the Independent Contractor and Cooperating Broker, by Owner or its Property Manager.

3.            Accountings, Records, Reports.

3.1        Records.

Independent Contractor shall maintain, but Owner shall own, a comprehensive system of office records, books and accounts showing Independent Contractor’s efforts to lease the Project. Owner and its designees shall have free access to these materials and to all vouchers, files and other information pertaining to the Project and this Agreement, all of which Independent Contractor agrees to keep safe, available, and separate from other records.

3.2        Employment Laws; Broker Laws.

Independent Contractor shall comply with all laws affecting the employment by Independent Contractor of its employees. Independent Contractor shall comply with, or cause to be complied with, all laws concerning property leasing applicable to the Project.

4.            Coordination of Efforts.

Independent Contractor shall use best efforts to cooperate and coordinate with Owner, its property manager, and other agents to provide Owner with required information and services related to the Project. Without limitation, these services shall include monthly and quarterly reporting, annual budgeting, periodic updating of market information, and coordinating with property managers in leasing activity.

5.            Expenses.

5.1        Expense of Owner

Obligations or expenses incurred under this Agreement shall be for Owner’s account, but only as approved by Owner in writing. Owner shall NOT reimburse Independent Contractor for expenses unless otherwise approved by Owner in writing.

5.2        Expense of Independent Contractor.

Independent Contractor shall prepare and distribute a standard leasing flyer, approved in advance by Owner. Advertising materials shall identify Independent Contractor as Owner’s exclusive leasing agent for the Project. All leasing flyers and all advertising materials shall be at Independent Contractor’s expense.

Independent Contractor, at its expense, shall place its standard sign on the Project, subject to Owner’s prior written consent.

Independent Contractor shall be responsible for out-of-pocket expenses directly related to negotiating leases at the Project, including postage, telephone, mailings, broker entertainment, descriptive brochures and other forms of advertising.

6.          Indemnities.

Independent Contractor shall indemnify and hold Owner harmless against liability, costs, obligations, expenses (including reasonable attorneys’ fees), judgments, damages, claims, and demands made against Owner arising out of (a) acts of Independent Contractor beyond the scope of Independent Contractor’s authority from Owner; (b) breach of this agreement by Independent Contractor; and (c) negligence or willful misconduct of Independent Contractor, its agents or employees.

Owner shall indemnify and hold Independent Contractor harmless against liability, costs, obligations, expenses (including reasonable attorneys’ fees), judgments, damages, claims, and demands made against Independent Contractor arising from performance by Independent Contractor of its duties under this Agreement, except if the claims arise from (a) acts of Independent Contractor beyond the scope of its authority from Owner; or (b) breach of this agreement by Independent Contractor; or (c) negligence or willful misconduct of Independent Contractor, its agents or employees.

These indemnities shall survive expiration or termination of this Agreement.

7.          Term and Termination.

 7.1        Term.

The term of this Agreement is for one year, subject to provisions of the following subparagraphs. The term commences on                                                              . This Agreement shall be extended automatically for yearly terms unless either party notifies the other party in writing at least thirty (30) days before the end of the then current term that such party is not renewing this Agreement.

 7.2        Termination by Owner.

Owner may terminate this Agreement if’ (a) in Owner’s sole opinion, Independent Contractor has mismanaged leasing the Project, been negligent in leasing the Project, or otherwise defaulted in performing its obligations; or (b) Owner transfers ownership of the Project. Termination shall be effective when Independent Contractor receives written notice of such termination from Owner or upon such other date specified by Owner in such notice of termination.

 7.3        Termination by Either Party.

At any time during the term of this Agreement, either party may terminate this Agreement without cause with 10 days’ prior written notice to the other party.

 7.4        Independent Contractor’s Obligations after Termination.

Obligations of the parties (except those in Sections 2.3, 2.4, 5 and 6 above) shall cease on the date of termination of this agreement, except that Independent Contractor shall comply with remaining duties under this Agreement. Upon termination, Independent Contractor shall deliver to

Owner or its designee copies of Owner’s leasing records, materials, keys and access cards, and any other information pertinent to the Project.

8.          No Employee Status or General Agency.

Independent Contractor and its employees are not employees of Owner. Independent Contractor shall supervise and be responsible for its employees, employees of any affiliate, and persons performing Owner’s obligations relating to leasing the Project. Independent Contractor’s agency is a special agency limited to the Project and specific services described in this Agreement, and its scope of authority shall be strictly construed.

9.          Assignment.

Independent Contractor may not assign this Agreement without prior written approval of Owner. This Agreement shall be binding upon, and shall inure to the benefit of the parties and their respective successors and assigns.

10.        No Waiver.

Failure of either party to seek redress for breach or insist upon strict performance of a provision of this Agreement shall not be a waiver of right to performance or remedy in the future.

11.        Notices.

Unless specifically provided otherwise, notices, demands, statements and communications shall be in writing, sent by registered mail, certified mail, or nationally recognized overnight delivery service, to the parties as follows:

OWNER:

(redacted name)
Senior Managing Director and
Head of Global Property Investments
Sun Capital Advisers, LLC – SC 1307
One Sun Life Executive Park
Wellesley Hills, MA 02481

INDEPENDENT CONTRACTOR:

or to other addresses as designated in writing by either party to the other.

12.        Confidentiality.

Independent Contractor acknowledges that it may receive non-public information concerning the Project or the Owner in connection with this Agreement. Independent Contractor agrees that any non-

public information supplied by Owner will be kept confidential by Independent Contractor, using the same standard of care as it uses to protect its own confidential information but not less than reasonable care. Independent Contractor shall not use such confidential information for any purpose other than carrying out its duties under this Agreement. Owner shall be entitled to injunctive relief to prevent Independent Contractor from violating its obligations under this section.

13.        Captions.

The captions of this Agreement, inserted for convenient reference, do not define, limit, or prescribe the scope of this Agreement.

14.        Applicable Law.

This Agreement shall be construed under laws of Massachusetts.

15.        Miscellaneous.

This Agreement may be executed in counterparts. Delivery of a manually executed counterpart of this Agreement by facsimile or transmitted electronically in PDF format shall be equally effective as delivery of an originally executed counterpart. Modifications or waivers to this Agreement are effective only if made by the parties’ written agreement. The unenforceability of any one or more parts of this Agreement shall not affect the enforceability of the remaining portions of this Agreement. Independent Contractor represents that the individual executing this Agreement on its behalf is duly authorized to execute this Agreement and bind Independent Contractor to its obligations hereunder.

16.        Entire Agreement.

This Agreement reflects the complete understanding of the parties, superseding any previous agreements, written or oral, relating to this subject matter.

    [SIGNATURES CONTAINED ON NEXT PAGE]

IN WITNESS WHEREOF, the partners have executed this Agreement as of the date first above written.

OWNER:

SUN LIFE ASSURANCE COMPANY OF CANADA

By:

By:

Date:

— INDEPENDENT CONTRACTOR:

—

By:

Name:

Title:

Date:

Redacted

EXHIBIT 17

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 18

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 19

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 20

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 21

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

EXHIBIT 22

EXECUTION VERSION

ASSIGNMENT OF OWNED UNREGISTERED IP

ASSIGNMENT OF OWNED UNREGISTERED IP (this “Assignment”) made as of July 30, 2013 by Sun Life Assurance Company of Canada, Sun Life Financial (U.S.) Services Company, Inc. (each an “Assignor”, and collectively, the “Assignors”) to Sun Life Assurance Company of Canada (U.S.) (“Assignee”).

WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada–U.S. Operations Holdings, Inc., Delaware Life Holdings, LLC, and other parties thereto, certain intellectual property is required to be transferred in connection with the transactions contemplated therein. Capitalized terms used herein without definition shall have the meanings set forth in the Purchase Agreement; and

WHEREAS, Assignee desires to acquire all of Assignors’ right, title and interest, if any, in and to the Owned Unregistered IP.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignors and Assignee agree as follows:

To the extent any Assignor has any right, title or interest in or to any Owned Unregistered IP, each such Assignor hereby sells, transfers, conveys, assigns and delivers to Assignee all right, title and interest of such Assignor in and to the Owned Unregistered IP, and, to the extent applicable, the goodwill of the business connected with the use thereof and symbolized thereby, free and clear of liens and encumbrances of any kind, all rights of priority therein in any country as may now or hereafter be granted to it by law, treaty or other international convention; and all rights, interests, claims and demands recoverable in law or equity, that each Assignor has or may have in profits and damages for past, present and future infringements of the Owned Unregistered IP, including, without limitation, the right to compromise, sue for and collect such profits and damages; the same to be held and enjoyed by Assignee, its successors and assigns or their legal representatives, as fully and entirely as the same would have been held and enjoyed by each Assignor if this Assignment had not been made.

At any time after the date of this Assignment, each Assignor hereby agrees that, at Assignor’s sole cost and expense, such Assignor shall and shall cause its affiliates and related parties to, from time to time, execute and deliver to Assignee such additional instruments, documents, conveyances or assurances and take such other action as shall be necessary, or otherwise reasonably be requested by Assignee, to confirm and assure the rights and obligations provided for in this Assignment and render effective the consummation of the transactions contemplated hereby, or otherwise to carry out the intent and purposes of this Assignment.

This Assignment shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws rules thereof.

[Remainder of this page intentionally left blank]

2

IN WITNESS WHEREOF, each Assignor has caused this Assignment to be duly executed as of the date first written above.

Sun Life Assurance Company of Canada

By:
Name:
Title:

By:
Name:
Title:

Sun Life Financial (U.S.) Service Company, Inc.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Assignment of Owned Unregistered IP]

EXHIBIT 23

EXECUTION VERSION

ASSIGNMENT OF EXCLUDED ASSETS (INTELLECTUAL PROPERTY)

ASSIGNMENT OF EXCLUDED ASSETS (INTELLECTUAL PROPERTY) (this “Assignment”) made as of July 30, 2013 by Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York (each an “Assignor”, and collectively, the “Assignors”) to Sun Life Financial (U.S.) Services Company, Inc. (“Assignee”).

WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada–U.S. Operations Holdings, Inc., Delaware Life Holdings, LLC, and other parties thereto, certain intellectual property is required to be transferred in connection with the transactions contemplated therein. Capitalized terms used herein without definition shall have the meanings set forth in the Purchase Agreement; and

WHEREAS, Assignee desires to acquire all of Assignors’ right, title and interest, if any, in and to the Intellectual Property specified on Section 1.1(ee)(v) of the Seller Disclosure Letter (“Intellectual Property Excluded Assets”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignors and Assignee agree as follows:

To the extent any Assignor has any right, title or interest in or to any Intellectual Property Excluded Asset, each such Assignor hereby sells, transfers, conveys, assigns and delivers to Assignee all right, title and interest of such Assignor in and to the Intellectual Property Excluded Assets, and, to the extent applicable, the goodwill of the business connected with the use thereof and symbolized thereby, free and clear of liens and encumbrances of any kind, all rights of priority therein in any country as may now or hereafter be granted to it by law, treaty or other international convention; and all rights, interests, claims and demands recoverable in law or equity, that each Assignor has or may have in profits and damages for past, present and future infringements of the Intellectual Property Excluded Assets, including, without limitation, the right to compromise, sue for and collect such profits and damages; the same to be held and enjoyed by Assignee, its successors and assigns or their legal representatives, as fully and entirely as the same would have been held and enjoyed by each Assignor if this Assignment had not been made.

At any time after the date of this Assignment, each Assignor hereby agrees that, at Assignee’s sole cost and expense, such Assignor shall and shall cause its affiliates and related parties to, from time to time, execute and deliver to Assignee such additional instruments, documents, conveyances or assurances and take such other action as shall be necessary, or otherwise reasonably be requested by Assignee, to confirm and assure the rights and obligations provided for in this Assignment and render effective the consummation of the transactions contemplated hereby, or otherwise to carry out the intent and purposes of this Assignment.

This Assignment shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws rules thereof.

[Remainder of this page intentionally left blank]

2

IN WITNESS WHEREOF, each Assignor has caused this Assignment to be duly executed as of the date first written above.

Sun Life Assurance Company of Canada (U.S.)

By:
Name:
Title:

By:
Name:
Title:

Sun Life Insurance and Annuity Company of New York

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to IP Transfer Agreement]

Redacted

EXHIBIT 24

EXECUTION VERSION

IP TRANSFER AGREEMENT

THIS IP TRANSFER AGREEMENT dated as of the 30th day of July, 2013.

B E T W E E N:

SUN LIFE ASSURANCE COMPANY OF CANADA, a company existing under the laws of Canada and having its principal place of business at 150 King Street West, Suite 1400, Toronto, Ontario M5H 1J9

(hereinafter called “SLA”)

OF THE FIRST PART;

- and -

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a company existing under the laws of Delaware and having its principal place of business at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(hereinafter called “SLUS”)

OF THE SECOND PART.

WHEREAS SLA wishes to transfer to SLUS those intellectual property assets more particularly described in the annexed Schedule “A” and SLUS wishes to receive from SLA the SLA Assets on the terms and subject to the conditions hereinafter contained;

WHEREAS SLUS wishes to transfer to SLA those intellectual property assets more particularly described in the annexed Schedule “B” and SLA wishes to receive from SLUS the SLUS Assets on the terms and subject to the conditions hereinafter contained;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the good and valuable consideration now paid by each of the parties hereto to the other party (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

EXECUTION VERSION

ARTICLE 1

TRANSFER OF THE SLA ASSETS

1.1       SLA hereby transfers to SLUS all of its right, title and interest in and to the those intellectual property assets more particularly described in the annexed Schedule “A,” and the goodwill of the business connected with the use thereof and symbolized thereby, free and clear of liens and encumbrances of any kind; and all rights, interests, claims and demands recoverable in law or equity, that SLA has or may have in profits and damages for past, present and future infringements of the such assets, including, without limitation, the right to compromise, sue for and collect such profits and damages; the same to be held and enjoyed by SLUS, its successors and assigns or their legal representatives, as fully and entirely as the same would have been held and enjoyed by SLA if this transfer had not been made (collectively, the “SLA Assets”).

1.2    Promptly after the date hereof, SLA shall cause the necessary steps and proceedings to be taken to permit the SLA Assets to be duly and effectively transferred to SLUS, including the filing of an Assignment of Trademark with the United States Patent and Trademark Office, in the form of annexed Schedule “C” and taking such steps as are required by the applicable domain name registrar(s) to transfer to SLUS the domain name registrations included in the SLA Assets.

ARTICLE 2

TRANSFER OF THE SLUS ASSETS

2.1       SLUS hereby transfers to SLA all of its right, title and interest in and to those intellectual property assets more particularly described in the annexed Schedule “B,” and the goodwill of the business connected with the use thereof and symbolized thereby, free and clear of liens and encumbrances of any kind,; and all rights, interests, claims and demands recoverable in law or equity, that SLUS has or may have in profits and damages for past, present and future infringements of the such assets, including, without limitation, the right to compromise, sue for and collect such profits and damages; the same to be held and enjoyed by SLA, its successors and assigns or their legal representatives, as fully and entirely as the same would have been held and enjoyed by SLUS if this transfer had not been made (collectively, the “SLUS Assets”).

2.2    Promptly after the date hereof, SLUS shall cause the necessary steps and proceedings to be taken to permit the SLUS Assets to be duly and effectively transferred to SLA, including the

EXECUTION VERSION

filing of an Assignment of Trademarks and an Assignment of U.S. Patent Application with the United States Patent and Trademark Office (“USPTO”), and an Assignment of Canadian Patent Application with the Canadian Intellectual Property Office (“CIPO”), in the forms of annexed Schedules “C”, “D” and “E” respectively.

ARTICLE 3

VALUE OF THE SLA ASSETS AND SLUS ASSETS

3.1       The fair market value of the SLUS Assets is equal to the fair market value of the SLA Assets.

ARTICLE 4

ADJUSTMENT

4.1       If the Canada Revenue Agency or any provincial tax authority or the U.S. Internal Revenue Service or any state tax authority (each, a “Taxation Authority”) disputes the fair market value of the SLA Assets or the SLUS Assets, the parties shall adopt as the SLA Assets value or the SLUS Assets value the amount finally determined by such Taxation Authority to be the fair market value of the SLA Assets or the SLUS Assets as of the date of this Agreement either by agreement among the disputing Taxation Authority, SLA and SLUS or by judicial determination beyond any further right of appeal or by the expiry or waiver of the right to appeal any such determination. In no event shall either party or its affiliates agree to any such adjustment without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 5

NOTICES

5.1       Any notice required or permitted to be given for the purposes of this Agreement shall be in writing and shall be sufficiently given if personally delivered to all the parties or their legal personal representatives, or to an officer of SLA or SLUS or if sent by telefax, or registered mail, postage prepaid and addressed to such other party or parties as follows:

(a)	to SLA, at:

150 King Street West, Suite 1400

Toronto, Ontario

EXECUTION VERSION

M5H 1J9

Attention: XXXXXX (redacted name)

Fax No.: XXXXXX (redacted phone number)

(b)	to SLUS, at:

One Sun Life Executive Park

Wellesley Hills, Massachusetts

02481

Attention: XXXXXX (redacted name)

Fax No.: XXXXXX (redacted phone number)

and such notice shall be deemed to have been received on the date it was personally delivered or transmitted by clear telefaxed copy or on the third business day following the day on which it was mailed or telegrammed, as the case may be; provided, however, that if at the time of mailing any such notice, normal postal service shall have been interrupted through strikes or other similar irregularities, then such notice shall be deemed to have been received on the third day following the resumption of normal mail service.

ARTICLE 6

GENERAL PROVISIONS

6.1       Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

6.2       Notwithstanding that SLA may have today executed and delivered to SLUS and SLUS may have today executed and delivered to SLA certain other documents and instruments of assignment, each of the parties covenants and agrees that, as reasonably requested by the other party in writing, it will from time to time hereafter execute and deliver such additional documents and instruments and do such acts and things as may be reasonably necessary to fully and effectively sell, assign, transfer and convey the SLA Assets and the SLUS Assets pursuant to this Agreement and to otherwise carry out the intent and purpose of this Agreement.

6.3       This Agreement shall be construed in accordance with the laws of the Province of Ontario.

EXECUTION VERSION

6.4       This Agreement and the provisions hereof shall constitute the entire agreement among the parties hereto with respect to the specific subject matter hereof. No subsequent variation or amendment of the provisions herein shall have any effect unless made in writing and signed by the parties hereto. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, modify or waive any provision of the that December 17, 2012 Stock Purchase Agreement by and between, among other parties, SLUS and SLA, (the “Stock Purchase Agreement”), and in the event of any conflict between the provisions of this Agreement and the Stock Purchase Agreement, the Stock Purchase Agreement shall control.

6.5       This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

6.6       This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement on the date first set out above.

[Remainder of this page intentionally left blank]

SUN LIFE ASSURANCE COMPANY OF CANADA

By:

By:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:

By:

[Signature Page to IP Transfer Agreement]

Schedule “A”

SLA Assets to be transferred to Sun Life Assurance Company of Canada (U.S.)

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Schedule “B”

SLUS Assets to be transferred to Sun Life Assurance Company of Canada

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Schedule “C”

Form of Assignment of Trade-marks

ASSIGNMENT

                                                       , a corporation of                                   , having an office and place of business at                                                                                                                                             has adopted the following marks:

SCHEDULE OF TRADEMARK

MARK	Registration No.	Registration Date

WHEREAS,                                                              , a corporation of                           , having an office and place of business at                                                                                                       , is desirous of acquiring the marks, registrations and common law rights therefor.

NOW, THEREFORE, for one Dollar ($1.00) and other good and valuable consideration, the receipt of which is hereby acknowledged,                                          assigns to                                                   all its rights, title and interest in and to the marks, registrations and the common law rights therefor, together with the business and the goodwill of the business symbolized by the marks and the registrations therefor and including all rights to sue and recover for past infringement of the marks and registrations therefor.

By:

Date	Name:

Title:

Schedule “D”

Form of Assignment of U.S. Patent Application

ASSIGNMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, Sun Life Assurance Company of Canada (U.S.), a Delaware Corporation having a place of business at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, for itself, its assigns and legal representatives (“Assignor”) hereby:

1.             Sells, assigns and transfers to Sun Life Assurance Company of Canada, a XXX Corporation having a place of business at [INSERT ADDRESS], its successors, assigns and legal representatives, all hereinafter referred to as the Assignee, its entire right, title and interest for the United States and all foreign countries, in and to any and all inventions and designs which are disclosed in the application for United States Letters Patent having serial number 11/796,626, filed in the United States Patent and Trademark Office on April 27, 2007, bearing Attorney Docket No. S1409.70002US01, entitled INVESTMENT PRODUCT, METHODS AND SYSTEM FOR ADMINISTRATION THEREOF, and in and to the application and all corresponding provisional, non-provisional, divisional, continuing, substitute, renewal, reissue and all other applications for Letters Patent, utility models, industrial designs or similar intellectual property rights which have been or shall be filed in the United States, internationally, and in any foreign country, including but not limited to China, Japan and Korea, on any of the inventions; and in and to all original and reissued patents which have been or shall be issued in the United States or any other jurisdiction on the inventions, including the right to apply for patent rights in each foreign country and all rights to priority, including the right to claim priority for China, Japan and Korea;

2.             Agrees that the Assignee may apply for and receive Letters Patent and utility model and industrial design registrations for the inventions in its own name; and when requested, without charge to but at the expense of the Assignee, agrees to carry out in good faith the intent and purpose of this assignment, by executing all such further assignments, powers of attorney and other papers, by communicating to the Assignee all facts known to it relating to the inventions and the history thereof, and generally by doing everything reasonably possible which the Assignee shall consider desirable for aiding in securing and maintaining proper protection for the inventions and for vesting title to the inventions and all applications for patents and all patents on the inventions, in the Assignee;

3.             Requests the Director of the United States Patent and Trademark Office and non-US patent authorities to issue the Letters Patent to the Assignee;

4.             Authorizes and requests Wolf, Greenfield & Sacks, P.C. to supply any missing patent/application identification information or correct any errors in the patent/application identification information provided above, whether discovered prior to or after recordation;

5.             Covenants with the Assignee that no assignment, grant, mortgage, license or other agreement affecting the rights and property herein conveyed has been made to others by it and that full right to convey the same as herein expressed is possessed by it; and

6.             Appoints Assignee, through its designee, its attorney-in-fact to execute, in its name and on its behalf, any and all documents required to effectuate this Assignment, specifically including, but not limited to, those documents specified above and any necessary corrective assignments.

This instrument is executed under seal and signed under the pains and penalties of perjury under the laws of the United States of America.

Date	Assignor:	Sun Life Assurance Company of Canada (U.S.)

	Address:	One Sun Life Executive Park Wellesley Hills, MA 02482

Signer:

Title:

STATE/COMMONWEALTH OF

COUNTY OF                                                    :

On this                            day of                                ,               , before me, the undersigned notary public, personally appeared                                                                  , proved to me through satisfactory evidence of identification, which were                                                                                                                                                    , to be the person who signed the preceding or attached document in my presence and swore or affirmed to me that the contents of the document are truthful and accurate to the best of (his) (her) knowledge and belief and acknowledged to me that (he) (she) signed it voluntarily for its stated purpose.

SEAL
Notary Public

My commission expires:

Schedule “E”

Form of Assignment of Canadian Patent Application

CANADA

ASSIGNMENT

WHEREAS, Sun Life Assurance Company of Canada (U.S.), whose full post office address is One Sun Life Industrial Park, Wellesley, MA 02481, U.S.A., is the owner of an invention entitled “XXXXXXX XXXX”, which is the subject of XXXXXXX XXXX XXXXXXX XXXX XXXXXXX XXXX XXXXXXX XXXX. (redacted commercially sensitive information)

AND WHEREAS, Sun Life Assurance Company of Canada, a corporation whose full post office address is [INSERT ADDRESS HERE], has acquired from Sun Life Assurance Company of Canada (U.S.) the whole right, title and interest for Canada in and to the said invention and in and to any Letters Patent that may be obtained therefor, and in and to said application.

NOW THEREFORE, in consideration of the sum of One Dollar ($1.00) and other good and valuable consideration, the receipt of all of which is hereby acknowledged, Sun Life Assurance Company of Canada (U.S.), by these presents confirm that Sun Life Assurance Company of Canada (U.S.) has sold, assigned and transferred and does hereby sell, assign and transfer unto the said Sun Life Assurance Company of Canada, the full and exclusive right to the said invention in Canada and the entire right, title and interest in and to any and all Letters Patent which may be granted therefor, and the entire right, title and interest in and to said application, and in and to any divisions of said application, together with the right to claim the benefit of the right of priority provided by the Patent Cooperation Treaty based on said application for Canadian Letters Patent.

Sun Life Assurance Company of Canada (U.S.) agrees, upon request by Sun Life Assurance Company of Canada, without further consideration, but at the expense of Sun Life Assurance Company of Canada to do all such things and execute all such documents as may be necessary or desirable to obtain and maintain patents for said invention and for additions and modifications thereto in Canada, and to vest title thereto in said Sun Life Assurance Company of Canada, its successors, assigns and legal representatives or nominees.

Sun Life Assurance Company of Canada (U.S.) hereby authorizes and requests the Commissioner of Patents and Registrar of Trade-marks to issue said Letters Patent to said Sun Life Assurance Company of Canada, the assignee of the entire right, title and interest in and to the same, for its sole use and benefit, and for the use and benefit of its successors and assigns, to the full end of the term for which Letters Patent may be granted as fully and entirely as the same would have been held by Sun Life Assurance Company of Canada (U.S.) had this assignment and sale not been made.

The undersigned hereby grants the firm of Bereskin & Parr LLP/S.E.N.C.R.L., s.r.l (Scotia Plaza, 40 King Street West, 40th Floor, Toronto, Ontario, Canada M5H 3Y2) the power to insert on this assignment any further identification which may be necessary or desirable in order to comply with the rules of the Canadian Intellectual Property Office for recordation of this document.

SIGNED this                day of                               , 2013, at                                                  ,                                              .

Witness	Sun Life Assurance Company of Canada (U.S.)
Name:
By:
Title:

SIGNED this day of , 2013, at , .

Witness	Sun Life Assurance Company of Canada
Name:
By:
Title:

Redacted

EXHIBIT 25

EXECUTION VERSION

TRANSFER AND RECEIPT OF SURPLUS NOTES

Sun Life Financial (U.S.) Finance, Inc., a Delaware corporation (the “Transferor”), hereby assigns and transfers unto Delaware Life Holdings, LLC, a Delaware limited liability company (the “Transferee”), all right, title and interest of the Transferor in and to each of the following surplus promissory notes issued by Sun Life Assurance Company of Canada (U.S.) (the “Issuer”) and all right, title and interest of the Transferor in and to and all obligations of the Transferor under the following related Subordination Agreements:

(i)        US$XX XX XX XX% Surplus Note due December 15, 2027, originally issued to Sun Canada Financial Co. (the “Initial Holder”) and transferred by the Initial Holder to Sun Life of Canada (U.S.) Holdings, Inc. (the “Interim Holder”) on December 21, 2000 and transferred by the Interim Holder to the Transferor on December 17, 2001, as modified by Note Allonge dated as of December 31, 2003, Allonge Endorsement No. 2 to Surplus Note dated January 23, 2013 and effective as of December 21, 2000, and Allonge Endorsement No. 3 to Surplus Note dated January 24, 2013 and effective as of October 17, 2001 (as so modified, the “US$XXm 2027 Surplus Note”) and the related Subordination Agreement dated as of December 15, 1995 between the Initial Holder and the Issuer (the “US$ XXm 2027 Subordination Agreement”), assigned by the Initial Holder to the Interim Holder on December 21, 2000 and assigned by the Interim Holder to the Transferor on December 17, 2001; (redacted amounts)

(ii)       US$XX XX XX XX% Surplus Note due December 15, 2027, originally issued to the Initial Holder and transferred by the Initial Holder to the Interim Holder on December 21, 2000 and transferred by the Interim Holder to the Transferor on December 17, 2001 , as modified by Note Allonge dated as of December 31, 2003, Allonge Endorsement No. 2 to Surplus Note dated January 23, 2013 and effective as of December 21, 2000, and Allonge Endorsement No. 3 to Surplus Note dated January 24, 2013 and effective as of October 17, 2001 (as so modified, the “US$ XXm 2027 Surplus Note”) and the related Subordination Agreement dated as of December 15, 1995 between the Initial Holder and the Issuer (the “US$ XXm 2027 Subordination Agreement”), assigned by the Initial Holder to the Interim Holder on December 21, 2000 and assigned by the Interim Holder to the Transferor on December 17, 2001; (redacted amounts)

(iii)      US$XX XX XXXXXXX XX% Surplus Note due December 15, 2032, originally issued to the Initial Holder and transferred by the Initial Holder to the Interim Holder on December 21, 2000 and transferred by the Interim Holder to the Transferor on December 17, 2001, as modified by Allonge Endorsement No. 1 to Surplus Note dated October 18, 2012 and effective as of December 21, 2000, Allonge Endorsement No. 2 to Surplus Note dated October 18, 2012 and effective as of October 17, 2001, and Allonge Endorsement No. 3 to Surplus Note dated October 18, 2012 and effective as of October 1, 2012 (as so modified, the “US$XXm 2032 Surplus Note”) and the related Subordination Agreement dated as of December 15, 1995 between the Initial Holder and the Issuer (the “US$XXm 2032 Subordination Agreement”), assigned by the

Initial Holder to the Interim Holder on December 21, 2000 and assigned by the Interim Holder to the Transferor on December 17, 2001; (redacted amounts)

(iv)      US $ XX XX XX XX% Surplus Note due December 15, 2032, originally issued to the Initial Holder and transferred by the Initial Holder to the Interim Holder on December 21, 2000 and transferred by the Interim Holder to the Transferor on December 17, 2001 (together, the “Initial Holder Notes”), as modified by Allonge Endorsement No. 1 to Surplus Note dated October 18, 2012 and effective as of December 21, 2000, Allonge Endorsement No. 2 to Surplus Note dated October 18, 2012 and effective as of October 17, 2001 and Allonge Endorsement No. 3 to Surplus Note dated October 18, 2012 and effective as of October 1, 2012 (as so modified, the “US$ XXm 2032 Surplus Note”) and the related Subordination Agreement dated as of December 15, 1995 between the Initial Holder and the Issuer (the “US$ XXm 2032 Subordination Agreement”), assigned by the Initial Holder to the Interim Holder on December 21, 2000 and assigned by the Interim Holder to the Transferor on December 17, 2001; and (redacted amounts)

(v)        US $ XX XX XX XX% Surplus Note due November 6, 2027 originally issued to Sun Life of Canada (U.S.) Holdings, Inc. (the “1997 Initial Holder”) and transferred by the 1997 Initial Holder to the Transferor on December 17, 2001, as modified by Allonge Endorsement No. 1 to Surplus Note dated January 23, 2013 and effective as of October 17, 2001 (as so modified, the “US$ XXm Surplus Note”) and the related Subordination Agreement dated as of December 22, 1997 between the 1997 Initial Holder and the Issuer (the “US$ XXm Subordination Agreement”), assigned by the Interim Holder to the Transferor on December 17, 2001. (redacted amounts)

The US$ XXm 2027 Surplus Note, the US$ XXm 2027 Surplus Note, the US$XXm 2032 Surplus Note, the US$ XXm 2032 Surplus Note and the US$ XXm Surplus Note are collectively called the “Surplus Notes”. The US$ XXm 2027 Subordination Agreement, the US$ XXm 2027 Subordination Agreement, the US$XXm 2032 Subordination Agreement, the US$ XXm 2032 Subordination Agreement and the US$ XXm Subordination Agreement are collectively called the “Subordination Agreements”. (redacted amounts)

To effect the foregoing transfer and assignment, the Transferor hereby delivers the original Surplus Notes, together with the following executed original allonge endorsements (collectively, the “Allonge Endorsements”) and the related original Subordination Agreements to the Transferee:

1.	Allonge Endorsement No. 4 to Surplus Note, dated and effective August 2, 2013 with respect to the US$ XXm 2027 Surplus Note;

2.	Allonge Endorsement No. 4 to Surplus Note, dated and effective August 2, 2013 with respect to the US$ XXm 2027 Surplus Note;

3.	Allonge Endorsement No. 4 to Surplus Note, dated and effective August 2, 2013, with respect to the US$XXm 2032 Surplus Note;

4.	Allonge Endorsement No. 4 to Surplus Note, dated and effective August 2, 2013 with respect to the US$XXm 2032 Surplus Note; and

5.	Allonge Endorsement No. 2 to Surplus Note, dated and effective August 2, 2013 with respect to the US$XXm Surplus Note. (redacted amounts)

The Transferee accepts the assignment and transfer of all of the Surplus Notes and the related Subordination Agreements, each subject to the terms thereof and each such Surplus Note being subject to the terms of the respective related Subordination Agreement. Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto or the Issuer may reasonably require from time to time for the purpose of giving effect to this transfer.

Dated: August 2, 2013

SUN LIFE FINANCIAL (U.S.) FINANCE, INC.

By:

Name:
Title:

By:

Name:
Title:

[Signature Page to Transfer and Receipt of Surplus Note]

DELAWARE LIFE HOLDINGS, LLC

BY: DELAWARE LIFE HOLDINGS MANAGER, LLC, its Manager

By:

Name:
Title:

[Signature Page to Transfer and Receipt of Surplus Note]

Redacted

EXHIBIT 26

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 27

XXXXXXX XXXXXX (redacted in entirety due to commercially sensitive information)

Redacted

EXHIBIT 28

Sun Life and Health Insurance Company (U.S.)

One Sun Life Executive Park, SC 2335

Wellesley Hills, MA 02481

July 31, 2013

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:  XXXXXX (redacted phone number)

Attention:  XXXXXX (redacted name)

Re: Recapture and Termination Agreement

Ladies and Gentlemen:

Reference is made to that certain Recapture and Termination Agreement (the “Recapture Agreement”) entered into as of even date herewith by and between Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Company”), and Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Reinsurer”). Capitalized terms used herein without definition have the meanings ascribed in the Recapture Agreement. For purposes of this letter agreement, the term “Business Day” means any day on which a United States national banking association is open for regular business.

The Parties acknowledge that (i) the recapture consideration amount set forth in Section 2.1(a) of the Recapture Agreement (the “Estimated Recapture Consideration”) represents an estimated amount that has been calculated on the basis of the statutory reserves with respect to the Reinsured Policies (as defined in Section 1.1 of the Reinsurance Agreement) as of the end of the month immediately prior to the Effective Date, and (ii) the aggregate value of assets set forth in the column labeled “Total Value” in Schedule A to the Recapture Agreement (such value, the “Estimated Asset Value”, and such assets the “Transferred Assets”) represents an estimated amount that has been calculated on the basis of asset values determined in accordance with SAP (as defined in Section 1.1 of the Reinsurance Agreement) as of June 30, 2013, inclusive of investment income due and accrued as of such date. For purposes of ensuring that the recapture consideration amount is finally settled on the basis of amounts determined as of the Effective Date, the Parties hereby agree as follows:

(a)  Within thirty days after the Effective Date, the Company shall prepare and deliver to the Reinsurer a statement (the “Recapture Consideration Statement”) setting forth (i) the Company’s calculation of the Estimated Recapture Consideration, based on the applicable values determined as of the end of the month immediately prior to the Effective Date, (ii) the Company’s good faith calculation of any adjustments it deems necessary to the Estimated

Recapture Consideration (such adjusted amount, the “Revised Estimated Recapture Consideration”), based on the applicable values determined as of the Effective Date, (iii) the Company’s calculation of the Estimated Asset Value, based on applicable values determined as of June 30, 2013, and (iv) the Company’s good faith calculation of any adjustments it deems necessary to the Estimated Asset Value (such adjusted amount, the “Revised Estimated Asset Value”), based on the value of the Transferred Assets determined as of the Effective Date in accordance with SAP (as defined in Section 1.1 of the Reinsurance Agreement), inclusive of investment income due and accrued as of the Effective Date.

(b)  The Revised Estimated Recapture Consideration shall be deemed to be the “Final Recapture Consideration” and the Revised Estimated Asset Value shall be deemed to be the “Final Asset Value”, unless the Reinsurer provides a written notice to the Company within 120 days after the Effective Date stating that the Reinsurer disagrees with one or more of the entries or calculations (or any components thereof) relating to the Revised Estimated Recapture Consideration or the Revised Estimated Asset Value set forth in the Recapture Consideration Statement and specifying in reasonable detail each item that the Reinsurer disputes, the amount in dispute for each such disputed item and the reasons supporting the Reinsurer’s positions. If the Reinsurer delivers such written notice within such 120 day period, the Company and the Reinsurer shall each negotiate in good faith to resolve the disputed items within 10 Business Days beginning on the date the Company receives the written notice. If the Company and the Reinsurer reach agreement with respect to any disputed items, the Company shall revise the Revised Estimated Recapture Consideration or the Revised Estimated Asset Value, as applicable, to reflect such agreement. If the Company and the Reinsurer are unable to resolve all of the disputed items within such 10 Business Day period, the Company and the Reinsurer shall submit the unresolved disputed items to review by a nationally recognized accounting or actuarial firm mutually agreed upon by the Parties hereto; provided, that if the Parties are unable to mutually agree, they shall jointly request the President of the Society of Actuaries to appoint, within 10 Business Days from the date of such request, a nationally recognized accounting or actuarial firm with actuarial expertise independent of both the Company and the Reinsurer and their respective affiliates to serve as the Third Party Actuary (the “Third Party Actuary”). The Company and the Reinsurer shall instruct the Third Party Actuary to render its decision as to the disputed items within 30 days after the submission of the applicable matter for its review (or as soon thereafter as possible). The Third Party Actuary’s decision(s) shall be final, binding and conclusive upon the Company and the Reinsurer absent manifest error; provided that the Third Party Actuary’s decision as to any figure shall not be outside the range of such figures proposed by each of the Company and the Reinsurer. Following the resolution of all disputed items, the Company

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shall prepare and deliver to the Reinsurer a revised settlement statement (the “Final Recapture Consideration Statement”) which shall reflect the resolution of all relevant disputed items and which shall set forth the “Final Recapture Consideration” and the “Final Asset Value”. The Company, on the one hand, and the Reinsurer, on the other hand, shall each bear the respective expenses incurred by it in connection with the matters set forth in this Paragraph (b), except that the expenses of the Third Party Actuary shall be paid by the Company or the Reinsurer in proportion to those matters submitted to the Third Party Actuary that are resolved against the Company or the Reinsurer, as applicable.

(c)  If (i) the Final Recapture Consideration less the Final Asset Value, less (ii) the Estimated Recapture Consideration less the Estimated Asset Value (such difference, the “Recapture Consideration True-Up”) is not zero, there shall be an adjustment payment as follows:

(i)  if the Recapture Consideration True-Up is a positive number, the Reinsurer shall pay to the Company via a wire transfer of immediately available funds to the account designated therefor in writing by the Company an amount equal to the Recapture Consideration True-Up; and

(ii)  if the Recapture Consideration True-Up is a negative number, the Company shall pay to the Reinsurer via a wire transfer of immediately available funds to the account designated therefor in writing by the Reinsurer an amount equal to the absolute value of the Recapture Consideration True-Up.

(d)  The Party obligated to make any such adjustment payment shall do so within 10 Business Days after the date that the Final Recapture Consideration and the Final Asset Value are deemed to be determined.

Except as expressly set forth herein, this letter agreement shall not constitute a waiver or amendment of any term or condition of the Recapture Agreement and all such terms and conditions shall be renewed and remain in full force and effect and are hereby ratified and confirmed in all respects. For the avoidance of doubt, and without limiting the generality of the foregoing, no adjustment shall be calculated or paid pursuant to this letter agreement with respect to the recapture fee set forth in Section 2.1(b) of the Recapture Agreement, which amount shall be final.

This letter agreement, including the formation, breach, termination, validity, interpretation and enforcement thereof, and all transactions contemplated by this agreement, shall in all respects be governed by, and construed in accordance with the laws of the State of Connecticut, without giving effect to principles or rules of conflict of laws, to the extent such principles or rules would permit or require the application of the laws of another jurisdiction.

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This letter agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

[Signature page follows]

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Please acknowledge your agreement to the foregoing terms by signing and returning a copy of this letter agreement to our attention.

Very truly yours,

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:
Name:
Title:

By:
Name:
Title:

ACKNOWLEDGED AND AGREED THIS

 31ST DAY OF JULY, 2013:

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Recapture and Termination Agreement Letter Agreement]

Redacted

Exhibit 29

Redacted

The United States Branch of

Sun Life Assurance Company of Canada

One Sun Life Executive Park, SC2335

Wellesley Hills, MA 02481

July 31, 2013

Sun Life Insurance and Annuity Company of New York

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile: XXXXXX (redacted phone number)

Attention: XXXXXX (redacted name)

Re: Amendment No. 2 to Reinsurance Agreement

Ladies and Gentlemen:

Reference is made to that certain Amendment No. 2 (the “Amendment”), entered into as of even date herewith, to that certain Reinsurance Agreement (the “Reinsurance Agreement”) with an effective date of December 31, 2007 by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Ceding Company”) and the United States Branch of the Sun Life Assurance Company of Canada entered through the State of Michigan (the “Reinsurer”). Capitalized terms used herein without definition have the meanings ascribed in the Amendment or, if not defined therein, in the Reinsurance Agreement. For purposes of this letter agreement, the term “Business Day” means any day on which a United States national banking association is open for regular business.

The Parties acknowledge that (a) the net amount paid by Ceding Company to Reinsurer on the Amendment Effective Date pursuant to Article 6, Paragraph 2, less the amount withheld by Ceding Company pursuant to Article 6, Paragraph 3, as set forth in Section 5 of the Amendment, (the “Estimated Initial Net Transfer Amount”) represents an estimated amount that has been calculated as of June 30, 2013 on the basis of (i) the reserves in respect of the Risks Reinsured, as determined in accordance with New York SAP determined as of such date, less (ii) the Required Funds Withheld Amount determined as of such date, and (b) the total value of the assets set forth in Schedule E to the Amendment that are not identified in the column labeled “Funds Withheld Asset” (such value, the “Estimated Asset Value”, and such assets the “Transferred Assets”) represents an estimated amount that has been calculated on the basis of asset values determined in accordance with New York SAP as of June 30, 2013, inclusive of investment income due and accrued in respect of such assets. For purposes of ensuring that the amount paid by Ceding Company to Reinsurer on the Amendment Effective Date is finally settled on the basis of amounts determined as of the Amendment Effective Date, the Parties hereby agree as follows:

(a)  Within thirty days after the Amendment Effective Date, the Reinsurer shall prepare and deliver to the Ceding Company a statement (the “Initial Net Transfer Amount Statement”) setting forth (i) the Reinsurer’s calculation of the Estimated Initial Net Transfer Amount, based on the applicable values determined as of June 30, 2013, (ii) the Reinsurer’s good faith calculation of any adjustments it deems necessary to the Estimated Initial Net Transfer Amount (the “Revised Initial Net Transfer Amount”), based on the applicable values determined as of the Amendment Effective Date, (iii) the Reinsurer’s calculation of the Estimated Asset Value, based on applicable values determined as of June 30, 2013, and (iv) the Reinsurer’s good faith calculation of any adjustments it deems necessary to the Estimated Asset Value (such adjusted amount, the “Revised Estimated Asset Value”), based on the total value of the Transferred Assets determined as of the Amendment Effective Date in accordance with New York SAP and inclusive of investment income due and accrued as of the Amendment Effective Date.

(b)  The Revised Initial Net Transfer Amount shall be deemed to be the “Final Initial Net Transfer Amount” and the Revised Estimated Asset Value shall be deemed to be the “Final Asset Value”, unless the Ceding Company provides a written notice to the Reinsurer within 120 days after the Amendment Effective Date stating that the Ceding Company disagrees with one or more of the entries or calculations (or any components thereof) relating to the Revised Initial Net Transfer Amount or the Revised Estimated Asset Value set forth in the Initial Net Transfer Amount Statement and specifying in reasonable detail each item that the Ceding Company disputes, the amount in dispute for each such disputed item and the reasons supporting the Ceding Company’s positions. If the Ceding Company delivers such written notice within such 120-day period, the Ceding Company and the Reinsurer shall each negotiate in good faith to resolve the disputed items within 10 Business Days beginning on the date the Reinsurer receives the written notice. If the Ceding Company and the Reinsurer reach agreement with respect to any disputed items, the Reinsurer shall revise the Revised Initial Net Transfer Amount or the Revised Estimated Asset Value, as applicable, to reflect such agreement. If the Ceding Company and the Reinsurer are unable to resolve all of the disputed items within such 10 Business Day period, the Ceding Company and the Reinsurer shall submit the unresolved disputed items to review by a nationally recognized accounting or actuarial firm mutually agreed upon by the Parties hereto; provided, that if the Parties are unable to mutually agree, they shall jointly request the President of the Society of Actuaries to appoint, within 10 Business Days from the date of such request, a nationally recognized accounting or actuarial firm with actuarial expertise independent of both the Ceding Company and the Reinsurer and their respective affiliates to serve as the Third Party Actuary (the “Third Party Actuary”). The Ceding Company and the Reinsurer shall instruct the Third Party Actuary to render its decision as to the disputed items within 30 days after the submission of the applicable matter for its review (or as soon thereafter as possible). The Third Party Actuary’s decision(s) shall be

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final, binding and conclusive upon the Ceding Company and the Reinsurer absent manifest error; provided that the Third Party Actuary’s decision as to any figure shall not be outside the range of such figures proposed by each of the Ceding Company and the Reinsurer. Following the resolution of all disputed items, the Reinsurer shall prepare and deliver to the Ceding Company a revised settlement statement (the “Final Initial Net Transfer Amount Statement”) which shall reflect the resolution of all relevant disputed items and which shall set forth the “Final Initial Net Transfer Amount” and the “Final Asset Value”. The Ceding Company, on the one hand, and the Reinsurer, on the other hand, shall each bear the respective expenses incurred by it in connection with the matters set forth in this Paragraph (b), except that the expenses of the Third Party Actuary shall be paid by the Ceding Company or the Reinsurer in proportion to those matters submitted to the Third Party Actuary that are resolved against the Ceding Company or the Reinsurer, as applicable.

(c)  If (i) the Final Initial Net Transfer Amount less the Final Asset Value, less (ii) the Estimated Initial Net Transfer Amount less the Estimated Asset Value (such difference, the “Initial Transfer Amount True-Up”) is not zero, there shall be an adjustment payment as follows:

(i)  if the Initial Transfer Amount True-Up is a positive number, the Ceding Company shall pay to the Reinsurer via a wire transfer of immediately available funds to the account designated therefor in writing by the Reinsurer an amount equal to the Initial Transfer Amount True-Up; and

(ii)  if the Initial Transfer Amount True-Up is a negative number, the Reinsurer shall pay to the Ceding Company via a wire transfer of immediately available funds to the account designated therefor in writing by the Ceding Company an amount equal to the absolute value of the Initial Transfer Amount True-Up.

(d)  The Party obligated to make any such adjustment payment shall do so within 10 Business Days after the date that the Final Initial Net Transfer Amount and the Final Asset Value are deemed to be determined.

Except as expressly set forth herein, this letter agreement shall not constitute a waiver or amendment of any term or condition of the Amendment and all such terms and conditions shall be renewed and remain in full force and effect and are hereby ratified and confirmed in all respects.

This letter agreement, including the formation, breach, termination, validity, interpretation and enforcement thereof, and all transactions contemplated by this agreement, shall in all respects be governed by, and construed in accordance with the laws of the State of New York, without giving effect to principles or rules of conflict of

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laws, to the extent such principles or rules would permit or require the application of the laws of another jurisdiction.

This letter agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

[Signature page follows]

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Please acknowledge your agreement to the foregoing terms by signing and returning a copy of this letter agreement to our attention.

Very truly yours,

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

ACKNOWLEDGED AND AGREED THIS 31ST DAY OF JULY, 2013:

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to UL Amendment Letter Agreement]